Form 10KSB40, Exhibit 13
period 1997-12-31
BEACH FIRST NATIONAL BANCSHARES INC
filed 1998-03-31
CIK 949228

                                                                      EXHIBIT 13







                      BEACH FIRST NATIONAL BANCSHARES, INC.

                               1997 Annual Report

                            Beach First National Bank

                                TABLE OF CONTENTS
Letter to Shareholders..................................................       1

Selected Consolidated Financial Highlights..............................       2

Business of the Company.................................................       3

Management's Discussion and Analysis of Financial
Condition and Results of Operations.....................................    3-13

Market for Company's Common Equity and Related
Shareholder Matters.....................................................      14

Report of Independent Accountants.......................................      16

Consolidated Financial Statements.......................................   17-34

Directors and Officers and Shareholder Information......................      35

LETTER TO SHAREHOLDERS

Letter From the President and the Chairman:



Dear Customers, Friends and Shareholders:

Several years ago, fifteen dedicated local business leaders shared a vision to establish a community bank in Myrtle Beach. These original organizers of Beach First National Bank exemplify the characteristics of hard work and commitment required to take on such a project. The goal of offering a hometown style of doing business has proven to be the right direction. The officers and staff of Beach First National Bank have transformed this commitment, dedication, and enthusiasm into a working philosophy. The last sentence of our mission statement sums up out approach to banking - "to improve the quality of life for all those involved: customers, employees, management, stockholders and the entire community."

December 31, 1997 ended the first fifteen months of Beach first's existence. The first nine months of operation were conducted in a small temporary office space across the street from the bank's construction site. Even in our temporary location, the Bank was successful in establishing a solid base of loan and deposit customers.

June 23, 1997 marked the opening of our beautiful new building. The design of the building reflects our desire to create a warm and comfortable environment for our customers. We are very proud of the fact that our building won the 1997 Best New Business Image Award presented by the Myrtle Beach Chamber of Commerce.

We are extremely pleased with the growth of the Bank over the past year. Assets at year end 1997 grew to $26.9 million from $10.1 million at year end 1996. Total loans increased $10.0 million during 1997 and ended the year at $11.1 million. Despite the significant growth in the loan portfolio, asset quality remains our number one priority as demonstrated by our lack of chargeoffs or past due loans.

Total deposits increased from $3.0 million at the end of the 1996 to $20.1 million at December 31, 1997. This strong growth was the result of successful business development efforts by our staff, referrals from existing customers and the increased customer convenience of the new main office facility.

Under the capital guidelines of the Office of the Comptroller of the Currency, Beach First is required to maintain a minimum total risk-based capital ratio of 8% with at least 4% being Tier 1 Capital. To be considered "well capitalized"; banks must meet regulatory standards of 10% for total risk-based capital and 6% for Tier 1 Capital. In addition, the Bank must maintain a minimum Tier I leverage ratio (Tier I capital to total average assets) of at least 4%. The "well-capitalized" standard for the Tier I leverage ratio is 5%. As of December 31, 1997, Beach First exceed the "Well-capitalized" capital standards with total risk-based capital of 40.1%, Tier I capital of 39.0% and Tier I leverage ratio of 23.8%

The Company's net loss was $246,389 or $0.33 per common share for the year ended December 31, 1997. This compares to a loss of $160,013 or $0.29 per common share for the year ended December 31, 1996. This increase was expected since the bank was open only three months in 1996. Through the end of 1997, management is encouraged that the actual losses have been less than originally projected. Based on the current financial trends, we anticipate that the Company will turn a profit on a monthly basis in 1998.

The Board of Directors and management of the Bank will continue to find new and exciting ways to better serve our community. For example, Beach First has received approval from the Office of the Comptroller of the Currency to establish a courier system. This will provide a service to pick up deposits from commercial customers that would not bank with Beach First at this time due to our single location. This service should be available by May 1998.

Our commitment to the market, our philosophy of old-fashioned personal service to our customers, and our attention to new business development will enable Beach First National Bank to compete aggressively and grow rapidly in the years ahead. The goals and standards of Beach First are high. We are confident that we are on the right path to achieving our business and personal objectives.

On behalf of our distinguished Board of Directors and our professional staff, we thank you for your involvement with Beach First. We look forward to working with you in 1998.

With Our Best Wishes,




Gary Horn
President/Chief Executive Officer

Raymond E. Cleary, III
Chairman of the Board

                      BEACH FIRST NATIONAL BANCSHARES, INC.
                   SELECTED CONSOLIDATED FINANCIAL HIGHLIGHTS
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        1997             1996             % CHANGE
                                                        ----             ----             --------
Earnings:
  Net interest income                                 $    727         $    273             166.3 %
  Provision for possible loan losses                       153               17             800.0 %
  Noninterest income                                        49                2           2,350.0 %
  Noninterest expense                                       --               --                -- %
  Profit from operations                                  (382)            (160)           (138.8)%
  Income tax benefit                                       136               --             (53.8)%
  Net income                                              (246)            (160)            (53.8)%

Per Share Data:
  Basic earnings per share                            $  (0.33)        $  (0.29)            (13.8)%
  Net income (on a fully diluted basis)
  Book value                                              9.12             9.46              (3.6)%

Selected Average Balances:
  Total assets                                        $ 19,281         $  7,340             162.7 %
  Loans (net of unearned income)                         6,167              116           5,216.4 %
  Deposits                                              12,386              605           1,947.3 %
  Shareholders' equity                                   6,789            6,185               9.8 %

Selected Year-End Balances:
  Total assets                                        $ 26,938         $ 10,064             167.7 %
  Loans (net of unearned income)                        11,288            1,094             931.8 %
  Deposits                                              20,072            3,018             565.1 %
  Shareholders' equity                                   6,911            6,961              (3.6)%

Selected Ratios:
  Net interest margin                                     4.27%            4.90 %
  Return on average assets                              (1.28)%           (2.18)%
  Return on average equity                              (3.63)%           (2.59)%
  Net charge-offs to average loans (net of unearned
    income)                                                  0%               0 %
  Average equity to average assets                       35.21%           84.26 %
  Risk-based capital:
    Tier 1 capital to risk-adjusted assets                39.0%          185.93 %
    Total capital to risk-adjusted assets                40.10%          185.41 %
Leverage                                                 23.80%           70.40 %

       This Annual Report contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements appear in a number of places in this Annual Report and include all statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's financing plans;
(ii) trends affecting the Company's financial condition or results of operations; (iii) the Company's growth strategy and operating strategy; and (iv) the declaration and payment of dividends. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors discussed herein and those factors discussed in detail in the Company's filings with the Securities and Exchange Commission.

                             BUSINESS OF THE COMPANY

       Beach First National Bancshares, Inc. (the "Company") was organized under the South Carolina Business Corporation Code on July 28, 1995, to become a one-bank holding company by acquiring all the capital stock of Beach First National Bank (the "Bank") upon its formation. The Bank commenced business on September 23, 1996, and the only activity of the Company since then has been the ownership and operation of the Bank. The Bank was organized as a banking association under the laws of the United States. The Bank is engaged in a general commercial and retail banking business, emphasizing in its marketing the Bank's local management and ownership, from its main office in Myrtle Beach, South Carolina. The products offered include commercial and retail checking accounts, NOW accounts, money market accounts and certificates of deposit. The Bank offers commercial loans, real estate loans and installment loans. It also acts as an issuing agent for U.S. savings bonds, traveler's checks, money orders and cashier's checks, and it offers collection teller services, including wire transfer services. The Bank also offers a night depository facility, safe deposit boxes, and ATM service.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The following discussion of the Company's financial condition and results of operation should be read in conjunction with the Company's Consolidated Financial Statements and related notes and the statistical information included elsewhere herein.

OVERVIEW

       The Company was incorporated in South Carolina on July 28, 1995 to become a bank holding company and to own and control all of the capital stock of Beach First National Bank ("the Bank"). Organizing activities for the Company were begun in January 1995 and consisted primarily of preparation and filing of a registration statement for sale of the Company's stock, preparation and filing of the Bank's charter application and hiring of staff. On February 7, 1996, the Federal Deposit Insurance Corporation approved the Company's application for deposit insurance for the Bank. The Company received preliminary approval of its application to charter the Bank from the Office of the Comptroller of the Currency on February 12, 1996. On April 17, 1996, the Board of Governors of the Federal Reserve System approved the Company's application to become a bank holding company, and the South Carolina State Board of Financial Institutions approved the Company's application to become a bank holding company on May 2, 1996. Beach First National Bank, the Company's only subsidiary, began operations on September 23, 1996.

       The Bank is engaged in a general commercial banking business, emphasizing in its marketing the Bank's local management and ownership. The Bank offers a full range of banking services designed to meet the basic financial needs of its customers. These services include checking accounts, NOW accounts, Money Market Deposit accounts, savings accounts, certificates of deposit and Individual Retirement Accounts. The Bank also offers short- to medium-term commercial and personal loans. At December 31, 1997, the Company had approximately $26.9 million in assets, $11.1 million in loans, $20.1 million in deposits and $6.7 million in shareholders' equity.

EARNINGS REVIEW

       The Company's net loss was $246,389, or $0.33 per common share, for the year ended December 31, 1997 as compared to a loss of $160,013, or $0.29 per common share, for the year ended December 31, 1996 and a loss of $101,234 or $2.18 per common share in 1995. The 1997 totals reflect an increase in all non-interest expense categories as a result of increased staffing, an increase in the allowance for loan losses, and costs associated with opening a permanent main office facility. An increase in net interest income of $454,302 during the year ended December 31, 1997 partially offset the increase in non-interest expenses. The increase in net interest income was attributable to higher average earning assets, which grew from $5.6 million in 1996 to $17.0 million during 1997. The return on average assets for 1997 was (1.28)% compared to (2.18%) in 1996; the return on average equity was (3.63)% in 1997 versus (2.59%) in 1996. A comparison of these ratios to the prior period is not meaningful due to the minimal amount of assets in the Company during 1995.

       Net interest income increased $454,302 to $727,172 in 1997 from $272,870 in 1996. This increase in net interest income was the result of a $927,982 increase in interest income and a $473,680 increase in interest expense associated with the Bank's continued development of its deposit and loan base. The net interest spread was 1.97% in 1997 compared to (.34%) in 1996 and (3.56%) in 1995. The net interest margin was 4.27% for the year ended 1997 compared to 4.90% for 1996 and 2.25% in 1995.

       The provision for loan losses increased to $153,000 in 1997 from $16,502 in 1996. This increase reflects management's estimate of the amount necessary to establish the allowance for loan losses at a level believed to be adequate in relation to the current size, mix and quality of the portfolio. However, management's judgment as to the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable, but which may or may not be valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the loan loss allowance will not be required. The Company's allowance for loan losses as a percentage of its period end loans was 1.50% and 1.51% at December 31, 1997 and 1996 respectively. The company had no non-performing loans or net charge-offs in 1997 or 1996.

       Non-interest income increased $47,717 in 1997 to $49,393 from $1,676 in 1996. The increase was due primarily to an increase in service fees on deposit accounts resulting from a $17.1 million growth in deposits from December 31, 1996 to December 31, 1997.

       Non-interest expense was $1,005,954 in 1997, which was an increase of $587,897 over the period ended December 31, 1996. The increase in non-interest expense reflects an increase in all expense categories as a result of the Bank subsidiary being in operation for the entire year of 1997. The Company's efficiency ratio, which is noninterest expense as a percentage of net interest income plus noninterest income, improved to 129.5% in 1997 compared to 152.3% in 1996. The Company's relatively high efficiency ratio is a result of the Bank being in only its second year of operation.

NET INTEREST INCOME

       The primary source of revenue for the Company is net interest income, which is the difference between income on interest-bearing assets and interest paid on deposits and borrowings used to support such assets. Net interest income is determined by the rates earned on the Company's interest-earning assets and the rates paid on its interest-bearing liabilities as well as the relative amounts of interest-bearing assets and interest-bearing liabilities. Presented below are various components of assets and liabilities, interest income and expense and yields/costs for the periods indicated.

                AVERAGE BALANCES, INCOME AND EXPENSES, AND RATES

                                        FOR THE YEAR ENDED                       FOR THE YEAR ENDED
                                        DECEMBER 31, 1997                        DECEMBER 31, 1996
                              -------------------------------------      ----------------------------------
                                AVERAGE         INCOME/      YIELD/       AVERAGE       INCOME/      YIELD/
                                BALANCE         EXPENSE      RATE         BALANCE       EXPENSE      RATE

Funds with Escrow Agent       $        --     $       --      0.00%      $3,477,924     $182,591      5.25%
Federal funds sold              2,274,274        123,185      5.42%         802,213       42,513      5.30%
Investment securities           8,578,719        543,383      6.33%       1,177,814       76,786      6.52%
Loans                           6,166,768        575,771      9.34%         115,860       12,467     10.76%
                              -----------     ----------      ----       ----------     --------     -----
  Total earning assets        $17,019,761     $1,242,339      7.30%       $5,573,81     $314,357      5.64%
                              ===========     ==========      ====       ==========     ========     =====

Interest-bearing deposits     $ 9,647,740     $  514,132      5.33%      $  468,247     $ 22,755      4.86%
Other borrowings                   18,027          1,035      5.74%         226,086       18,733      8.29%
                              -----------     ----------      ----       ----------     --------     -----

  Total interest-bearing
    liabilities               $ 9,665,767     $  515,167      5.33%      $  694,333     $ 41,488      5.98%
                              ===========     ==========      ====       ==========     ========     =====

Net interest spread                                           1.97%                                  -0.34%
Net interest
income/margin                                 $  727,172      4.27%                     $272,869      4.90%


       As reflected above, for 1997 the average yield on earning assets amounted to 7.30%, while the average cost of interest-bearing liabilities was 5.33%. For 1996, the average yield on earning assets was 5.64% and the average cost of interest-bearing liabilities was 5.98%. The increase in the yield on earning assets is attributable to a significant increase in outstanding loans which earn higher rates than other components of earning assets. This increase in loans was expected as the Bank completed its first full year of operation. The net interest margin is computed by subtracting interest expense from interest income and dividing the resulting figure by average interest-earning assets. The net interest margin for the period ended December 31, 1997 was 4.27% and for 1996 was 4.90%. This decline was the result of an increase in interest-bearing deposits of $9.2 million and an increase in average rates paid from 4.86% to 5.33%. The increase in deposits and rates was predicted since the Bank was establishing its core base of deposits which include a mix of certificates of deposit, Money Market accounts, savings accounts and interest-bearing checking accounts.

       The following table presents the changes in the Company's net interest income as a result of changes in the volume and rate of its interest-earning assets and interest-bearing liabilities. The change in net interest income is primarily due to increases in the volume of both loans and deposits rather than changes in average rates.

                   ANALYSIS OF CHANGES IN NET INTEREST INCOME

                                          -------------------------------------------
                                                        1997 versus 1996
                                          -------------------------------------------
                                            Volume           Rate         Net change
                                            ------           ----         ----------
Funds with Escrow Agent                   $(182,591)      $      --       $(182,591)
Federal funds sold                           79,734             938          80,672
Investment securities                       468,779          (2,182)        466,597
Loans                                       564,954          (1,650)        563,304
                                          ---------       ---------       ---------
   Total earning assets                     930,876          (2,894)        927,982


Interest-bearing deposits                   489,179           2,198         491,377
Other borrowings                            (11,945)         (5,753)        (17,698)
                                          ---------       ---------       ---------
   Total interest-bearing
     liabilities                            477,234          (3,555)        473,679
                                          ---------       ---------       ---------

Net interest income                       $ 453,642       $     661       $ 454,303
                                          =========       =========       =========

PROVISION FOR LOAN LOSSES

       The provision for loan losses was $153,000 in 1997 compared to $16,502 in 1996. The Company increased the 1997 provision as a result of the significant growth in outstanding loans from $1.1 million at December 31, 1996 to $11.1 million at December 31, 1997. Management anticipates loan growth will continue to be strong in 1998. Management seeks to determine the appropriate amount of loan loss provision for the condition of the loan portfolio by continuously assessing general loan loss risk, asset quality, current and predicted economic conditions and loan delinquencies. However, management's judgment as to the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable, but which may or may not be valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the loan loss allowance will not be required.

NONINTEREST INCOME

       Noninterest income increased from $1,676 in 1996 to $49,393 in 1997. Service fees on deposit accounts, the largest component of noninterest income, increased from $509 in 1996 to $26,779 as the result of an increase in deposits of $17.1 million. This growth in deposits was expected as the Bank operated for a full year in 1997 and moved into a new facility in June 1997. By relocating to a full-service branch, the Bank was able to increase its customer base by offering more convenient banking services.

NONINTEREST EXPENSE

       Total noninterest expense increased from $418,057 for the period ended December 31, 1996 to $1,005,954 for the year ended December 31, 1997. The increase in non-interest expense reflects an increase in all expense categories as a result of the Bank subsidiary being in operation for an entire year. Salaries, wages and employee benefits totaled $481,351 in 1997, $238,454 in 1996, and $18,750 in 1995. Full-time equivalent employees increased to 13 at the end of 1997 from 9 at the end of 1996. Additional staff was hired to support the internal growth in loans and deposits. Supplies and printing increased to $46,509 in 1997 from $23,843 in 1996 and $2,997 in 1995. This increase was related to the increase in loans and deposits. Advertising and public relations increased 27.8% to $51,227 in 1997. The advertising campaign associated with the grand opening of the new building contributed to this increase. Professional fees were $98,644 in 1997, $26,178 in 1996, and $61,122 in 1995. The 1997 figure includes the establishment of a $62,000 reserve for potential costs of collecting monies due that are related to a suspected kiting operation discussed in Note 19 - Subsequent Event.

       Depreciation and amortization increased $108,523 in 1997 from $26,380 in 1996 and $1,005 in 1995. The increase was directly related to the completion of the new main office facility and the purchase of additional furniture, equipment and computer hardware and software. The increase in the category of other operating expenses to $193,320 in 1997 from $63,123 in 1996 and $27,199 in 1995 was principally due to an increase in operating expenses related to the new building and growth in data processing fees and other expenses associated with the expansion of loan and deposits.

BALANCE SHEET REVIEW

INVESTMENT SECURITIES

       At December 31, 1997 and December 31, 1996, the Company's investment securities portfolio was a significant component of the Company's total earning assets. Total securities averaged $8.6 million in 1997 and totaled $10.9 million at December 31, 1997. In 1996, total securities averaged $1.2 million and totaled $5.1 million at December 31, 1996. At December 31, 1997, the Company's total investment securities portfolio had a book value of $10,873,997 and a market value of $10,883,516 for an unrealized net gain of $9,519. Investment securities represented 40.4% of total assets at December 31, 1997 versus 50.5% of total assets at December 31, 1996. Although the Company anticipates that the investment securities portfolio will continue to be a significant component of the Company's total earning assets for the next several years, the Company anticipates that the securities portfolio as a percentage of total assets will continue to decrease each year as the Company's loan portfolio continues to grow. The Company primarily invests in U.S. Treasury securities and securities of other U.S. Government agencies.

       Contractual maturities and yields on the Company's investment securities (all available for sale) at December 31, 1997 are as follows. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

             INVESTMENT SECURITIES MATURITY DISTRIBUTION AND YIELDS
                                DECEMBER 31, 1997

                                                      AFTER ONE BUT         AFTER FIVE BUT
                               WITHIN ONE YEAR       WITHIN FIVE YEARS      WITHIN TEN YEARS        AFTER TEN YEARS
                               ---------------       -----------------      ----------------        ---------------
                               AMOUNT     YIELD      AMOUNT      YIELD      AMOUNT      YIELD      AMOUNT     YIELD
                               ------     -----      ------      -----      ------      -----      ------     -----
U.S. Treasury                 $499,219    6.04%    $  508,281    6.01%    $       --    0.00%    $       --   0.00%
U.S. Government Agencies            --    0.00%     5,624,231    6.34%     2,234,382    6.95%            --   0.00%
Mortgage-backed                     --    0.00%       384,963    6.54%            --    0.00%     1,441,590   6.07%
Other                               --    0.00%            --      --%            --      --%       190,850   6.00%
                              --------    ----     ----------    ----     ----------    ----     ----------   ----
    Total                     $499,219    6.04%    $6,517,475    6.33%    $2,234,382    6.95%    $1,632,440   6.06%
                              ========    ====     ==========    ====     ==========    ====     ==========   ====

       At December 31, 1997, short-term investments totaled $1,210,000 compared to $2,560,000 as of December 31, 1996. These funds are one source of the Bank's liquidity and are generally invested in an earning capacity on an overnight basis.

LOANS

       Total loans increased $10.0 million during 1997, ending the year at $11.1 million. Average gross loans increased from $115,860 in 1996 to $6,166,768 in 1997. Since loans typically provide higher yields than other types of earning assets, one of the Bank's goals is for loans to represent the largest category of earning assets. Much progress was made in the effort during 1997 as loans ended the year at 48.1% of earning assets, versus 12.3% at the end of 1996.

       The following table shows the composition of the loan portfolio by category at December 31, 1997 and 1996. There were no loans at December 31, 1995.

                          COMPOSITION OF LOAN PORTFOLIO

                                              DECEMBER 31, 1997            DECEMBER 31, 1996
                                           ------------------------     ------------------------
                                                           PERCENT                      PERCENT
                                              AMOUNT       OF TOTAL        AMOUNT       OF TOTAL
                                           ------------    --------     -----------     --------
Commercial                                 $  3,555,120      31.49%     $   125,000       11.42%
Real estate - construction                    1,250,869      11.08%         188,210       17.20%
Real estate - mortgage                        5,206,991      46.13%         681,548       62.28%
Consumer                                      1,275,126      11.30%          99,641        9.10%
                                           ------------     ------      -----------      ------
  Loans, gross                               11,288,106     100.00%       1,094,399      100.00%
                                                            ======                       ======
Allowance for possible loan losses             (169,502)                    (16,502)
                                           ------------                 -----------
  Loans, net                               $  1,118,604                 $ 1,077,897
                                           ============                 ===========

       The principal component of the Company's loan portfolio at year end 1997 and 1996 was mortgage loans which represented 46.13% and 62.28% of the portfolio respectively. Due to the short time the portfolio has existed, the current mix may not be indicative of the ongoing portfolio mix. Management will attempt to maintain a relatively diversified loan portfolio to help reduce the risk inherent in concentrations of collateral.

       The following table sets forth the maturity distribution, classified according to sensitivity to changes in interest rates, for selected components of the Company's loan portfolio as of December 31, 1997.

       LOAN MATURITY SCHEDULE AND SENSITIVITY TO CHANGES IN INTEREST RATES
                                DECEMBER 31, 1997

                                  WITHIN     AFTER THREE BUT   AFTER ONE BUT     AFTER
                                  THREE        WITHIN TWELVE     WITHIN FIVE     FIVE
                                  MONTHS           MONTHS           YEARS        YEARS           TOTAL
                                  ------           ------           -----        -----           -----
Commercial                      $1,169,797       $ 20,285        $2,365,038     $     --      $ 3,555,120
Real estate                        314,581        177,966         3,859,261      855,183        5,206,991
Construction                     1,007,203             --           243,666           --        1,250,869
Consumer                           288,636         78,825           907,665           --        1,275,126
                                ----------       --------        ----------     --------      -----------
    Total                       $2,780,217       $277,076        $7,375,630     $855,183      $11,288,106
                                ==========       ========        ==========     ========      ===========
Fixed Interest Rate             $  265,912       $277,076        $7,375,630     $855,183      $ 8,773,801
Variable Interest Rate           2,514,305             --                --           --        2,514,305
                                ----------       --------        ----------     --------      -----------
    Total                       $2,780,217       $277,076        $7,375,630     $855,183      $11,288,106
                                ==========       ========        ==========     ========      ===========

       The information presented in the above table is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity. Actual repayments of loans may differ from maturities reflected above because borrowers may have the right to prepay obligations with or without prepayment penalties.

ALLOWANCE FOR POSSIBLE LOAN LOSSES

       Management maintains an allowance for possible loan losses which it believes is adequate to cover inherent losses in the loan portfolio. However, management's judgment is based upon a number of assumptions about future events which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for possible loan losses or that additional increases in the allowance for possible loan losses will not be required.

       The allowance for possible loan losses is established through charges in the form of a provision for loan losses. Loan losses and recoveries are charged or credited directly to the allowance. The amount charged to the provision for loan losses by the Company is based on management's judgment as to the amount required to maintain an allowance adequate to provide for potential losses in the Company's loan portfolio. The level of this allowance is dependent upon the total amount of past due loans, general economic conditions and management's assessment of potential losses.

       At December 31, 1997, the allowance for possible loan losses was $169,502 or 1.50% of outstanding loans compared to an allowance for possible loans losses of $16,502 or 1.51% of outstanding loans at December 31, 1996. The Bank has not charged off any loans since commencing operations in September 1996. There were no non-accrual, restructured or other non-performing loans at December 31, 1997. There were no non-performing loans, no potential problem loans, no loans defined as "troubled debt restructurings" and no loans classified for regulatory purposes as loss, doubtful, substandard, or special mention at December 31, 1997. In addition, there were no loans delinquent greater than 30 days at that time.

DEPOSITS AND OTHER INTEREST-BEARING LIABILITIES

       Average total deposits were $12,386,098 and average interest-bearing deposits were $9,647,740 in 1997. Average total deposits were $604,674 and average interest-bearing deposits were $468,247 in 1996. The following table sets forth the deposits of the Company by category as of December 31, 1997 and December 31, 1996.

                                    DEPOSITS

                                                  DECEMBER 31, 1997                 DECEMBER 31, 1996
                                                  -----------------                 -----------------
                                                            Percent of                        Percent of
                                               Amount        Deposits            Amount        Deposits
                                               ------       ----------           ------       ----------
Demand deposit accounts                     $ 3,974,419       19.80%          $  383,128        12.70%
NOW accounts                                    633,560        3.15%             107,014         3.55%
Money market accounts                         1,448,681        7.22%             166,258         5.51%
Savings accounts                              4,913,584       24.48%           1,440,697        47.74%
Time deposits less than $100,000              5,923,125       29.51%             397,133        13.16%
Time deposits of $100,000 or over             3,178,552       15.84%             523,426        17.34%
                                            -----------      ------           ----------       ------
   Total deposits                           $20,071,921      100.00%          $3,017,656       100.00%
                                            ===========      ======           ==========       ======

       Internal growth, resulting primarily from special promotions and increased customer convenience of the new main office facility, generated the new deposits. The sizable increase in demand deposit accounts was attributable to new accounts from commercial loan customers and business accounts opened by directors and other stockholders.

       Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for the Company's loan portfolio and other earning assets. The Company's core deposits were $16,893,369 at December 31, 1997 compared to $2,494,230 at December 31, 1996. A stable base of deposits is expected to be the Company's primary source of funding to meet both its short-term and long-term liquidity needs in the future. Core deposits as a percentage of total deposits were approximately 84% at December 31, 1997, up slightly from 83% at December 31, 1996. The Company's loan-to-deposit ratio was 55.39% at December 31, 1997 versus 35.72% at December 31, 1996. The average loan-to-deposit ratio was 49.79% during 1997 and 19.16% during 1996.

       During 1995 and 1996, the Company utilized a short-term line of credit established with The Bankers Bank in Atlanta, Georgia to fund its cash needs during the organizational and pre-opening phases. In addition, a short-term loan was extended to the organizers of the Company by The Bankers Bank for the purpose of purchasing land for the Bank's main office. These borrowings averaged $226,086 during 1996 and $148,468 during 1995. The Company had no short-term borrowings at December 31, 1997 or December 31, 1996.

CAPITAL

       Under the capital guidelines of the Office of the Comptroller of the Currency, the Bank is required to maintain a minimum total risk-based capital ratio of 8%, with at least 4% being Tier I capital. To be considered "well-capitalized", banks must meet regulatory standards of 10% for total risk-based capital and 6% for Tier I capital. Tier I capital consists of common shareholder's equity, qualifying perpetual preferred stock, and minority interest in equity accounts of consolidated subsidiaries, less goodwill. In addition, the Bank must maintain a minimum Tier I leverage ratio (Tier I capital to total average assets) of at least 4%. The "well-capitalized" standard for the Tier I leverage ratio is 5%. The following chart reflects the risk-based regulatory capital ratios of the Bank at December 31, 1997.

                               ANALYSIS OF CAPITAL
                                December 31, 1997
                             (Amounts in thousands)

                                    Required              Actual               Excess
                                     Amount      %        Amount      %        Amount      %
                                    --------    ---       ------     ---       ------     ---
 The Bank:
 Tier 1 risk-based capital             591     4.00%      5,760     39.0%      5,169     35.0%
 Total risk-based capital            1,182     8.00%      5,930     40.1%      4,748     32.1%
 Tier I leverage                       968     4.00%      5,760     23.8%      4,792     19.8%

       A condition of the original offering was that a minimum of 525,000 shares be subscribed to and fully paid for. There were a total of 735,868 shares sold during the offering period with gross proceeds after offering expenses of $7,212,349, and $6,300,000 of this amount was used to capitalize the Bank. The Company believes that this amount is sufficient to fund the activities of the Bank in its initial stages of operations, and that the Bank will generate sufficient income from operations to fund its activities on an on-going basis. The remaining offering proceeds will be used to provide working capital, including additional capital for investment in the Bank, if needed.

LIQUIDITY AND INTEREST RATE SENSITIVITY

       Primary sources of liquidity for the Company are a stable base of deposits, scheduled repayments on the Company's loans and interest on and maturities of its investments. All securities of the Company have been classified as available for sale. Occasionally, the Company might sell investment securities in connection with the management of its interest sensitivity gap or to manage cash availability. The Company may also utilize its cash and due from banks, security repurchase agreements and federal funds sold to meet liquidity requirements as needed. In addition, the Company has the ability, on a short-term basis, to purchase federal funds from other financial institutions. Presently, the Company has made arrangements with commercial banks for short-term unsecured advances of up to $2,000,000. The Company believes that its liquidity and ability to manage assets will be sufficient to meet its cash requirements over the near term.

       The Company monitors and manages the pricing and maturity of its assets and liabilities in order to lessen the potential impact that interest rate movements could have on its net interest margin.

To minimize the effect of these margin swings, the balance sheet should be structured so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Imbalances in these pricing opportunities at any point in time constitute interest rate risk.

       Interest rate sensitivity refers to the responsiveness of interest-bearing assets and liabilities to changes in market interest rates. The rate sensitive position, or gap, is the difference in the volume of rate sensitive assets and liabilities at any given time interval. Management generally attempts to maintain a balance between rate sensitive assets and liabilities to minimize the company's interest rate risks. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity or by adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates.

       The interest rate sensitivity position at year end 1997 is presented below. Since all rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity.

                          INTEREST SENSITIVITY ANALYSIS
                                December 31, 1997

                                                           After Three
                                              Within       but Within      After One
                                              Three          Twelve        but Within    After Five
                                              Months         Months        Five Years      Years         Total
                                              ------       -----------     ----------    ----------      -----
Assets
Earning assets:
Federal funds sold                        $ 1,210,000     $        --     $        --   $       --    $ 1,210,000
  Investment securities                            --       1,477,383       6,517,475    2,888,658     10,883,516
  Loans                                     2,780,217         277,076       7,375,630      855,183     11,288,106
                                          -----------     -----------     -----------   ----------    -----------
     Total earning assets                 $ 3,990,217     $ 1,754,459     $13,893,105   $3,743,841    $23,381,622
                                          ===========     ===========     ===========   ==========    ===========
Liabilities
Interest-bearing liabilities
  Money market and NOW                    $ 2,082,241     $        --     $        --   $       --    $ 2,082,241
  Regular savings deposits                    284,964              --              --           --        284,964
  Prime savings deposits                    4,628,620              --              --           --      4,628,620
  Time deposits                             1,350,373       1,879,607       5,871,697           --      9,101,677
                                          -----------     -----------     -----------   ----------    -----------
     Total interest-bearing liabilities   $ 8,346,198     $ 1,879,607     $ 5,871,697   $       --    $16,097,502
                                          ===========     ===========     ===========   ==========    ===========
Period gap                                $(4,355,981)    $  (125,148)    $ 8,021,408   $3,743,841    $ 7,284,120
Cumulative gap                            $(4,355,981)    $(4,481,129)    $ 3,540,279   $7,284,120    $ 7,284,120
Ratio of cumulative gap to total
  earning assets                               (18.63%)        (19.17%)         15.14%       31.15%


       The Company generally would benefit from increasing market rates of interest when it has an asset sensitive gap and generally would benefit from decreasing market rates of interest when it is liability sensitive. The Company currently is liability sensitive in time frames less than one year and asset sensitive after that. However, the Company's gap analysis is not a precise indicator of its interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. Net interest income is also impacted by other significant factors, including changes in the volume and mix of earning assets and interest-bearing liabilities.

IMPACT OF INFLATION

       Unlike most industrial companies, the assets and liabilities of financial institutions such as the Company and the Bank are primarily monetary in nature. Therefore, interest rates have a more significant impact on the Company's performance than do the effects of changes in the general rate of inflation and changes in prices. In addition, interest rates do not necessarily move in the same magnitude as the prices of goods and services. As discussed previously, management seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide rate fluctuations, including those resulting from inflation.

INDUSTRY DEVELOPMENTS

       Proposed legislation could have an effect on both the costs of doing business and the competitive factors facing the financial services industry. Due to continued changes in the regulatory environment, additional legislation related to the banking industry is likely to continue. While the potential effects of legislation currently under consideration cannot be measured, the Company is unaware of any pending legislation or regulatory reform which would materially affect its financial position or operating results in the foreseeable future.

       Like many financial institutions, the Company and the Bank rely upon computers for the daily conduct of their business and for information systems processing. There is concern among industry experts that on January 1, 2000 computers will be unable to "read" the new year and there may be widespread computer malfunctions. The Company and the Bank generally rely on software and hardware developed by independent third parties to provide the information systems used by the Company and the Bank. The Company is seeking assurances about the Year 2000 compliance with respect to the third party hardware or software system it uses, and the Company believes that its internal systems and software and the network connections it maintains will be adequately programmed to address the Year 2000 issue. Based on information currently available, management does not believe that the Company or the Bank will incur significant costs in connection with the year 2000 issue. Nevertheless, there can be no assurances that all hardware and software that either the Company or the Bank uses will be Year 2000 compliant, and the Company cannot predict with any certainty the costs the Company or the Bank will incur to respond to any Year 2000 issues. Further, the business of many of the Bank's customers may be negatively affected by the Year 2000 issue, and any financial difficulties incurred by the Bank's customers in solving Year 2000 issues could negatively affect such customer's ability to repay any loans which the Bank may have extended. Therefore, even if the Company and the Bank do not incur significant direct costs in connection with responding to the year 2000 issue, there can be no assurance that the failure or delay of the Bank's customers or other third parties in addressing the Year 2000 issue or the costs involved in such process will not have a material adverse effect on the Bank's business, financial condition and results of operations.

                     MARKET FOR THE COMPANY'S COMMON EQUITY
                         AND RELATED SHAREHOLDER MATTERS

The Company's articles of incorporation authorize it to issue up to 10,000,000 shares of Common Stock, of which 735,868 shares, for a total of $7,358,680, were sold in the initial public offering and are outstanding as of March 23, 1998. As of March 23, 1998, the Company had 995 shareholders of record. There is no established trading market in the Common Stock, and one is not expected to develop in the near future.

       All outstanding shares of Common Stock of the Company are entitled to share equally in dividends from funds legally available therefor, when, as and if declared by the Board of Directors. The Company does not plan to declare any dividends in the immediate future.

                      BEACH FIRST NATIONAL BANCSHARES, INC.
                                 AND SUBSIDIARY

                   REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
              AND FOR THE PERIOD FROM JANUARY 15, 1995 (INCEPTION)
                              TO DECEMBER 31, 1995

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors
BEACH FIRST NATIONAL BANCSHARES, INC.
Myrtle Beach, South Carolina


       We have audited the accompanying consolidated balance sheet of BEACH FIRST NATIONAL BANCSHARES, INC. (the `Company") AND SUBSIDIARY as of December 31, 1997 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY as of December 31, 1996 and for the year then ended and for the period from January 15, 1995 (inception) to December 31, 1995 were audited by other auditors whose report, dated March 1, 1997, expressed an unqualified opinion on those statements.

       We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above presents fairly, in all material respects, the consolidated financial position of the BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY at December 31, 1997 and the results of their operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.





Elliott, Davis & Company, LLP
Greenville, South Carolina
January 30, 1998

              BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                                                                        DECEMBER 31,
                                                                               -------------------------------
                                                                                  1997                1996
                                                                               -----------         -----------
ASSETS
Cash and due from banks                                                        $ 1,539,044         $   672,929
Federal funds sold                                                               1,210,000           2,560,000
Investment securities available for sale                                        10,883,516           5,080,830
Loans, net                                                                      11,118,604           1,077,897
Property and equipment, net                                                      1,682,316             475,205
Other assets                                                                       504,764             197,146
                                                                               -----------         -----------
   Total assets                                                                $26,938,244         $10,064,007
                                                                               ===========         ===========




LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Deposits
  Non-interest bearing deposits                                                $ 3,974,419         $   383,128
  Interest bearing deposits                                                     16,097,502           2,634,528
                                                                               -----------         -----------
     Total deposits                                                             20,071,921           3,017,656
Other liabilities                                                                  155,788              85,582
                                                                               -----------         -----------
     Total liabilities                                                          20,227,709           3,103,238
                                                                               -----------         -----------




COMMITMENTS AND CONTINGENCIES - NOTES 9, 13 AND 19

SHAREHOLDERS' EQUITY
Common stock, $1 par value, 10,000,000 shares authorized,
  735,868 shares issued                                                            735,868             735,868
Paid-in capital                                                                  6,476,481           6,476,481
Retained deficit                                                                  (507,636)           (261,247)
Net unrealized gain on investment securities available for sale,
  net of income taxes                                                                5,822               9,667
     Total shareholders' equity                                                  6,710,535           6,960,769
                                                                               -----------         -----------
     Total liabilities and shareholders' equity                                $26,938,244         $10,064,007
                                                                               ===========         ===========

The accompanying notes are an integral part of these consolidated financial statements.

              BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                             FOR THE YEARS ENDED   FOR THE PERIOD FROM
                                                                 DECEMBER 31,      JANUARY 15, 1995
                                                            ---------------------  (INCEPTION) THROUGH
                                                               1997        1996    DECEMBER 31, 1995
                                                            ----------   -------- --------------------
INTEREST INCOME
Loans and fees on loans                                     $  575,771   $ 12,467       $     --
Investment securities                                          543,383     76,786             --
Federal funds sold                                             123,185     42,513             --
Escrow account                                                      --    182,591         22,919
                                                            ----------   --------      ---------
  Total interest income                                      1,242,339    314,357         22,919

INTEREST EXPENSE
Deposits and borrowings                                        515,167     41,487         13,080
                                                            ----------   --------      ---------
  Net interest income                                          727,172    272,870          9,839

PROVISION FOR POSSIBLE LOAN LOSSES                             153,000     16,502             --
                                                            ----------   --------      ---------
  Net interest income after provision for possible
     loan losses                                               574,172    256,368          9,839
                                                            ----------   --------      ---------

NONINTEREST INCOME
Service fees on deposit accounts                                26,779        509             --
Gain on sale of investment securities                            4,887        669             --
Gain on sale of equipment                                        1,660         --             --
Other income                                                    16,067        498             --
                                                            ----------   --------      ---------
  Total noninterest income                                      49,393      1,676             --
                                                            ----------   --------      ---------

NONINTEREST EXPENSES
Salaries and wages                                             445,896    204,198         18,750
Employee benefits                                               35,455     34,256             --
Supplies and printing                                           46,509     23,843          2,997
Advertising and public relations                                51,227     40,079             --
Professional fees                                               98,644     26,178         61,122
Depreciation and amortization                                  134,903     26,380          1,005
Other operating expenses                                       193,320     63,123         27,199
                                                            ----------   --------      ---------
  Total noninterest expenses                                 1,005,954    418,057        111,073
                                                            ----------   --------      ---------
  Loss before income taxes                                    (382,389)  (160,013)      (101,234)

INCOME TAX BENEFIT                                             136,000         --             --
                                                            ----------   --------      ---------
  Net loss                                                  $ (246,389)  $160,013)     $(101,234)
                                                            ==========   ========      =========
NET LOSS PER COMMON SHARE                                   $     (.33)  $   (.29)     $   (2.18)
                                                            ==========   ========      =========
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING                                    735,868    558,791         46,526
                                                            ==========   ========      =========

The accompanying notes are an integral part of these consolidated financial statements.

              BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                          Net unrealized
                                        Common stock                                          gain on              Total
                                        ------------        Paid in      Retained      investment securities   shareholders'
                                     Shares     Amount      capital      (deficit)      available for sale        equity
                                    -------    --------    ----------    ---------     ---------------------   -------------
Balance, January 15, 1995
(inception)                              --          --            --           --                --            $       --
Sale of stock                            10          10            90           --                --                   100
Net loss                                 --          --            --     (101,234)               --              (101,234)
                                    -------    --------    ----------    ---------           -------            ----------
Balance, December 31, 1995               10          10            90     (101,234)               --              (101,134)
Sale of stock                       735,858     735,858     6,476,391           --                --             7,212,249
Change in net unrealized gain on
 investment securities available
 for sale, net of income taxes           --          --            --           --             9,667                 9,667
Net loss                                 --          --            --     (160,013)               --              (160,013)
                                    -------    --------    ----------    ---------           -------            ----------
Balance, December 31, 1996          735,868     735,868     6,476,481     (261,247)            9,667             6,960,769
Change in net unrealized gain on
 investment securities available
 for sale, net of income taxes           --          --            --           --            (3,845)               (3,845)
Net loss                                 --          --            --     (246,389)               --              (246,389)
                                    -------    --------    ----------    ---------           -------            ----------
Balance, December 31, 1997          735,868    $735,868    $6,476,481    $(507,636)          $ 5,822            $6,710,535
                                    =======    ========    ==========    =========           =======            ==========

       The accompanying notes are an integral part of these consolidated financial statements.

              BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                              For the years ended        For the period from
                                                                  December 31,             January 15, 1995
                                                         ------------------------------   (inception) through
                                                             1997              1996        December 31, 1995
                                                         ------------       -----------   -------------------
OPERATING ACTIVITIES
Net loss                                                 $   (246,389)      $  (160,013)      $(101,234)
Adjustments to reconcile net loss to net cash
     used in operating activities
         Deferred income taxes                               (136,000)               --              --
         Provisions for loan losses                           153,000            16,502              --
         Depreciation and amortization                        134,903            26,380           1,005
         Gain on sale of investment securities                 (4,887)             (669)             --
         (Increase) decrease in other assets                 (192,903)           59,126        (260,665)
         Increase (decrease) in other liabilities              70,206          (521,981)        131,563
                                                         ------------       -----------       ---------

              Net cash used in operating activities          (223,730)         (580,655)       (229,331)
                                                         ------------       -----------       ---------
INVESTING ACTIVITIES
Purchase of investment securities                         (10,928,847)       (5,572,290)             --
Sale of investment securities                               5,130,898           501,797              --
Decrease (increase) in Federal funds sold                   1,350,000        (2,560,000)             --
Increase in loans, net                                    (10,193,707)       (1,094,399)             --
Purchase of premises and equipment                         (1,331,589)         (256,068)       (242,130)
Proceeds from sale of equipment                                 8,825                --              --
                                                         ------------       -----------       ---------
     Net cash used in investing activities                (15,964,420)       (8,980,960)       (242,130)
                                                         ------------       -----------       ---------
FINANCING ACTIVITIES
Increase in borrowings                                             --                --         476,000
Sale of stock, net                                                 --         7,212,249             100
Net increase in deposits                                   17,054,265         3,017,656              --
                                                         ------------       -----------       ---------

         Net cash provided by financing activities         17,054,265        10,229,905         476,100
                                                         ------------       -----------       ---------

         Net increase in cash and cash equivalents            866,115           668,290           4,639
CASH AND CASH EQUIVALENTS,
 BEGINNING OF PERIOD                                          672,929             4,639              --
                                                         ------------       -----------       ---------

CASH AND CASH EQUIVALENTS, END OF
PERIOD                                                   $  1,539,044       $   672,929       $   4,639
                                                         ============       ===========       =========

CASH PAID FOR
     Income taxes                                        $         --       $        --       $      --
                                                         ============       ===========       =========
     Interest                                            $    477,725       $    46,271       $      --
                                                         ============       ===========       =========


The accompanying notes are an integral part of these consolidated financial statements.

              BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

                  Beach First National Bancshares, Inc., Myrtle Beach, South Carolina (the "Company"), was incorporated July 28, 1995 under the laws of the State of South Carolina for the purpose of operating as a bank holding company with respect to a then proposed de novo bank, Beach First National Bank (the "Bank"). The Company offered its common stock for sale to the public under an initial public offering price of $10 per share.

                  During 1996, the Company obtained regulatory approval to operate a national bank and opened for business on September 23, 1996, with a total capitalization of $6.3 million. The Bank provides full commercial banking services to customers and is subject to regulation of the Office of the Controller of the Currency (OCC) and the Federal Deposit Insurance Corporation. The Company is subject to regulation of the Federal Reserve Board.

BASIS OF PRESENTATION
     The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform to generally accepted accounting principles and to general practices in the banking industry. The Company uses the accrual basis of accounting.

ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK
     The Company, through its subsidiary makes loans to individuals and businesses in and around Horry County for various personal and commercial purposes. The Company has a diversified loan portfolio and the borrowers' ability to repay their loans is not dependent upon any specific economic sector.

INVESTMENT SECURITIES
     The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investment in Debt and Equity Securities". The statement requires investments in equity and debt securities to be classified into three categories:

1. Held to maturity securities: These are investment securities which the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts. The Company has no held to maturity securities.

2. Trading securities: These are securities which are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the income statement. The Company has no trading securities.

3. Available for sale securities: These are securities which are not classified as either held to maturity or as trading securities. These securities are reported at fair market value. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders' equity.

LOANS, INTEREST AND FEE INCOME ON LOANS
     Loans are stated at the principal balance outstanding. Unearned discount, unamortized loan fees and the allowance for possible loan losses are deducted from total loans in the statement of condition. Interest income is recognized over the term of the loan based on the principal amount outstanding. Points on real estate loans are taken into income to the extent they represent the direct cost of initiating a loan. The amount in excess of direct costs is deferred and amortized over the expected life of the loan.

     Loans are generally placed on non-accrual status when principal or interest becomes ninety days past due, or when payment in full is not anticipated. When a loan is placed on non-accrual status, interest accrued but not received is generally reversed against interest income. If collectibility is in doubt, cash receipts on non-accrual loans are not recorded as interest income, but are used to reduce principal.

ALLOWANCE FOR POSSIBLE LOAN LOSSES
     The provisions for loan losses charged to operating expenses reflect the amount deemed appropriate by management to establish an adequate reserve to meet the present and foreseeable risk characteristics of the current loan portfolio. Management's judgement is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses and prevailing and anticipated economic conditions. Loans which are determined to be uncollectible are charged against the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

     The Company accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This standard requires that all lenders value loans at the loan's fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. SFAS No. 114 was amended by SFAS No. 118 to allow a lender to use existing methods for recognizing interest income on an impaired loan and by requiring additional disclosures about how a creditor recognizes interest income on an impaired loan.

     Under SFAS No. 114, as amended by SFAS 118, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. When this doubt does not exist, cash receipts are applied under the contractual terms of the loan agreement first to principal then to interest income. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

     A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting. As of December 31, 1997 and 1996, the Company had no impaired loans.

NON-PERFORMING ASSETS
     Non-performing assets include real estate acquired through foreclosure or deed taken in lieu of foreclosure, and loans on non-accrual status. Loans are placed on non-accrual status when, in the opinion of management, the collection of additional interest is questionable. Thereafter no interest is taken into income unless received in cash or until such time as the borrower demonstrates the ability to pay principal and interest.
     At December 31, 1997 and 1996 the Bank had no non-performing assets.

PROPERTY AND EQUIPMENT
     Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in income from operations.

ORGANIZATIONAL COSTS
     In accordance with Statement of Financial Accounting Standards (SFAS) No. 7, the Company and the Bank capitalized all direct organizational costs that were incurred in the expectation that they would generate future revenues and otherwise be of benefit after the Bank opened for business. These capitalized costs are amortized over a sixty-month period using the straight-line method. As of December 31, 1997 and 1996, total organizational costs net of amortization amounted to $65,958 and $83,547, respectively.

INCOME TAXES
     The consolidated financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes and for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under SFAS 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

ADVERTISING AND PUBLIC RELATIONS EXPENSE
     Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

NET LOSS PER SHARE
     Basic net loss per common share is computed on the basis of the weighted average number of common shares outstanding in accordance with SFAS No. 128, "Earnings on Share". The treasury stock method is used to compute the effect of stock options on the weighted average number of common shares outstanding for the diluted method. No dilution occurs under the treasury stock method as the exercise price of stock options equals or exceeds the market value of the stock.

STATEMENT OF CASH FLOWS
     For purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and Due From Banks". Cash and cash equivalents have an original maturity of three months or less.

RECLASSIFICATIONS
     Certain previously reported amounts have been reclassified to conform to the current year presentation. Such changes had no effect on previously reported net income or shareholders' equity.

RECENTLY ISSUED ACCOUNTING STANDARDS
     Accounting standards that have been proposed or issued by standard-setting groups that do not require adoption until a future date will have no material impact on the financial statements upon adoption.

NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

         The Bank is required to maintain average reserve balances either at the bank or on deposit with the Federal Reserve Bank. At December 31, 1997 and 1996 these required reserves were met by vault cash.

NOTE 3 - FEDERAL FUNDS SOLD

         The Bank is required to maintain legal cash reserves computed by applying prescribed percentages to its various types of deposits. When the Bank's cash reserves are in excess of the required amount, the Bank may lend the excess to other banks on a daily basis. As of December 31, 1997 and 1996, federal funds sold amounted to $1,210,000 and $2,560,000, respectively.

NOTE 4 - INVESTMENT SECURITIES AVAILABLE FOR SALE

         The amortized costs and fair value of investment securities available for sale are as follows:

                                                          December 31, 1997
                                      --------------------------------------------------------
                                                          Gross Unrealized
                                       Amortized       ---------------------
                                         Cost           Gains        Losses         Fair Value
                                      -----------      -------      --------       -----------
United States Treasury                $ 1,002,687      $ 4,813      $     --       $ 1,007,500
Federal agencies                        7,849,890       13,496        (4,773)        7,858,613
Mortgage-backed                         1,830,570        4,655        (8,672)        1,826,553
Federal Reserve Bank (FRB) stock --
restricted                                190,850           --            --           190,850
                                      -----------      -------      --------       -----------
Total securities                      $10,873,997      $22,964      $(13,445)      $10,883,516
                                      ===========      =======      ========       ===========


                                                        December 31, 1996
                                        ---------------------------------------------------
                                                         Gross Unrealized
                                        Amortized       ------------------
                                           Cost          Gains      Losses       Fair Value
                                        ----------      -------     ------       ----------
United States Treasury                  $1,496,102      $ 3,429      $  --       $1,499,531
Federal agencies                         1,923,916       10,713         --        1,934,629
Mortgage-backed                          1,455,314        1,227       (721)       1,455,820
Federal Reserve Bank (FRB) stock -
restricted                                 190,850           --         --          190,850
                                        ----------      -------      -----       ----------
Total securities                        $5,066,182      $15,369      $(721)      $5,080,830
                                        ==========      =======      =====       ==========


         The amortized costs and fair values of securities available for sale at December 31, 1997, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                         AMORTIZED COST    FAIR VALUE
                                         --------------    -----------
Due in one year or less                   $   497,973      $   499,219
Due after one through five years            6,508,725        6,517,475
Due after five through ten years            2,229,804        2,234,383
Due after ten years                         1,446,645        1,441,589
FRB stock (no maturity)                       190,850          190,850
                                          -----------      -----------

         Total investment securities      $10,873,997      $10,883,516
                                          ===========      ===========

         During 1997 and 1996, securities sales in the amount of $5,130,898 and $501,797 yielded gains on sales of securities in the amount of $4,887 and $669, respectively. As of December 31, 1997 and 1996, there were no securities pledged as collateral for public funds.

NOTE 5 - LOANS

         The composition of net loans by major loan category is presented below:

                                           FOR THE YEARS ENDED DECEMBER 31,
                                           --------------------------------
                                                 1997             1996
                                             -----------       ----------
Commercial                                   $ 3,555,120       $  125,000
Real estate - construction                     1,250,869          188,210
Real estate - mortgage                         5,206,991          681,548
Consumer                                       1,275,126           99,641
                                             -----------       ----------
Loan, gross                                   11,288,106        1,094,399
Less allowance for possible loan losses         (169,501)         (16,502)
                                             -----------       ----------

Loan, net                                    $11,118,604       $1,077,897
                                             ===========       ==========

         At December 31, 1997 and 1996, there were no nonaccruing loans.

NOTE 6 - ALLOWANCE FOR POSSIBLE LOAN LOSSES

         The allowance for possible loan losses is a valuation reserve available to absorb future loan charge-offs. The allowance is increased by provisions charged to operating expenses and by recoveries of loans which were previously written-off. The allowance is decreased by the aggregate loan balances, if any, which were deemed uncollectible during the year.

         Activity within the allowance for possible loan losses account follows:

                           FOR THE YEARS ENDED DECEMBER 31,
                           --------------------------------
                                  1997          1996
                                --------      -------
Balance, beginning of year      $ 16,502      $    --
Provision for loan losses        153,000       16,502
                                --------      -------

Balance, end of year            $169,502      $16,502
                                ========      =======

         During 1997 and 1996 there were no loan charge-offs or recoveries.

NOTE 7 - PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost less accumulated depreciation. Components of property and equipment included in the consolidated balance sheets are as follows:

                                               FOR THE YEARS ENDED DECEMBER 31,
                                               --------------------------------
                                                   1997                 1996
                                               -----------           ---------
Land                                           $   218,608           $ 218,608
Furniture and equipment                            594,892             177,068
Buildings and improvements                         994,339                   -
                                               -----------           ---------
                                                 1,807,839             395,676
Accumulated depreciation                          (125,523)            (22,993)
                                               -----------           ---------
                                                 1,682,316             372,683
Construction in progress                                 -             102,522
                                               -----------           ---------

         Total property and equipment          $ 1,682,316           $ 475,205
                                               ===========           =========

         Depreciation expense for the years ended December 31, 1997, 1996 and 1995 amounted to $117,314, $21,988 and $1,005, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

             Type of Asset                           Life in Years           Depreciation Method
         --------------------------                  -------------           -------------------
         Software                                      3                       Straight-line
         Furniture and equipment                       5 to 7                  Straight-line
         Buildings and improvements                    5 to 40                 Straight-line

NOTE 8 - DEPOSITS

         The following is a detail of the deposit accounts:

                                                         DECEMBER 31,
                                                         ------------
                                                   1997                 1996
                                               -----------           ----------
Non-interest bearing deposits                  $ 3,974,419           $  383,128
Interest bearing deposits:
     NOW accounts                                  633,560              107,014
     Money market accounts                       1,448,681              166,258
     Savings                                     4,913,584            1,440,697
     Time, less than $100,000                    5,923,125              397,133
     Time, $100,000 and over                     3,178,552              523,426
                                               -----------           ----------

Total deposits                                 $20,071,921           $3,017,656
                                               ===========           ==========

         Interest expense on time deposits greater than $100,000 was $97,660 in 1997 and $3,859 in 1996.

         At December 31, 1997 the scheduled maturities of certificates of deposit are as follows:

1991                                             $ 3,229,980
1999                                               4,605,540
2000                                                 678,290
2001                                                 587,867
                                                 -----------
                                                 $ 9,101,677
                                                 ===========

NOTE 9 - COMMITMENTS AND CONTINGENCIES

         The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Bank's financial position.

         Refer to Note 12 concerning contracts the Company executed with the Bank's President and to Note 13 concerning financial instruments with off-balance sheet risk.

NOTE 10 - UNUSED LINES OF CREDIT

         At December 31, 1997, the Bank had unused lines of credit to purchase federal funds totaling $2,000,000 from unrelated banks. These lines of credit are available on a one to seven day basis for general corporate purposes of the Bank. All of the lenders have reserved the right to withdraw these lines at their option.

NOTE 11 - INCOME TAXES

         Net losses since inception have eliminated the requirement to record a provision for income taxes in 1997, 1996 and 1995. The income tax benefit of $136,000 recorded in 1997 reflects the value of net operating losses available for offset against future taxable income. The resulting deferred tax asset is presented with other assets in the consolidated balance sheet. Net operating losses available to offset future taxable income amounted to approximately $640,000 at December 31, 1997 and are available through 2012.

NOTE 12 - RELATED PARTY TRANSACTIONS

EMPLOYMENT AGREEMENT

     On August 23, 1995, the Company entered into a five-year employment agreement (the "Agreement") with the President/CEO of the Bank. The Agreement provides for an automatic, annual renewal after the initial five-year term, unless either party thereto expresses a prior written, contrary intent. The Agreement also provides for an initial annual salary of $75,000, increasing to $90,000 when escrow funds are released. A cash bonus equaling 5 percent of the net pre-tax income of the Bank will also be paid if the Bank achieves certain performance levels as established by the Board from time to time. Other customary benefits, including stock options, will also be provided. The Company agreed to grant the President/CEO options to purchase 36,793 shares, equaling 5 percent of the number of shares sold in the initial public offering. One-fifth of the options will vest annually, beginning September 23, 1997, provided however that certain performance criteria as set by the Board are met. The options can be exercised at any time during the ten years following their vesting at a price of $10 per share. However, in the event of a change in control, the options may be subject to immediate vesting. Other provisions, such as non-compete and non-solicitation clauses are included in the Agreement.

BORROWINGS AND DEPOSITS BY DIRECTORS AND EXECUTIVE OFFICERS

     Certain directors, executive officers and companies with which they are affiliated, are customers of and have banking transactions with the Bank in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions.

         A summary of loan transactions with directors, including their affiliates, and executive officers follows:

                                               For the years ended December 31,
                                               --------------------------------
                                                  1997                 1996
                                               -----------          -----------
Balance, beginning of year                     $    70,531          $        -
New loans                                        2,727,835              70,531
Less loan payments                                 135,959                   -
                                               -----------           ---------

Balance, end of year                           $ 2,662,407           $  70,531
                                               ===========           =========

         Deposits by directors and their related interests, at December 31, 1997 and 1996, approximated $4,073,208 and $1,263,757, respectively.

NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

         In the ordinary course of business, and to meet the financing needs of its customers, the Company is a party to various financial instruments with off-balance sheet risk. These financial instruments, which include commitments to extend credit and standby letters of credit, involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets. The contract amount of those instruments reflects the extent of involvement the Company has in particular classes of financial instruments.

         The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 1997, unfunded commitments to extend credit were $2,006,771. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

         At December 31, 1997, there was a $5,000 commitment under a letter of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

NOTE 14 - EMPLOYEE BENEFIT PLAN

         On January 1, 1997, the Company adopted the Beach First National Bank Profit Sharing and 401(k) Plan for the benefit of all eligible employees. The Company contributes to the Plan annually upon approval by the Board of Directors. Contributions made to the Plan in 1997 amounted to $8,392.

NOTE 15 - STOCK OPTION PLAN

         On April 30, 1997, the Company adopted a stock option plan for the benefit of the directors, officers and employees. The Board may grant up to 110,000 options at an option price per share not less than the fair market value on the date of grant. The directors were granted 1,500 options each that vested immediately. All other options granted to officers and employees vest 20 percent each year for five years and expire 10 years from the grant date. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost been determined based on the fair value at the grant date for the above stock option awards consistent with the provisions of SFAS 123, the Company's net loss and net loss per common share would have been reduced to the pro forma amounts indicated below:

                                                     For the year ended
                                                     December 31, 1997
                                                     ------------------
Net loss as reported                                      $(246,389)
Net loss pro forma                                         (276,804)
Net loss per share as reported                                 (.33)
Net loss per share pro forma                                   (.38)

         The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model and the minimum value method allowed by SFAS 123. The risk free interest rate used was 5.89 percent, the expected option life was 5 years and the assumed dividend rate was zero.

         A summary of the status of the plan as of December 31, 1997 and changes during the year ending on that date is presented below:

Shares                                                                          Weighted average exercise price
------                                                                          --------------------------------
Outstanding at beginning of year                                                $         -            $       -
Granted                                                                             103,293                10.00
Exercised                                                                                 -                    -
Forfeited or expired                                                                 (2,245)                   -
                                                                                -----------            ---------
Outstanding at year end                                                             101,048            $   10.00
                                                                                ===========            =========
Options exercisable at December 31, 1997                                             35,975
Weighted-average fair value of options granted during the year                  $      2.58
Shares available for grant                                                            8,952

NOTE 16 - DIVIDENDS

         There are no current plans to initiate payment of cash dividends and future dividend policy will depend on the Bank's and the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. The Bank is restricted in its ability to pay dividends under the national banking laws and regulations of the OCC. Generally, these restrictions require the Bank to pay dividends derived solely from net profits. Moreover, OCC prior approval is required if dividends declared in any calendar year exceed the Bank's net profit for that year combined with its retained net profits for the preceding two years.

NOTE 17 - REGULATORY MATTERS

         The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

         As of December 31, 1997, the most recent notification of the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

                                                                                                  To be well
                                                                                               capitalized under
                                                                        For capital            prompt corrective
                                                                     adequacy purposes         action provisions
                                                                    -------------------        ------------------
                                                  Actual                  Minimum                   Minimum
                                             -----------------      -------------------        ------------------
                                             Amount      Ratio      Amount        Ratio        Amount       Ratio
                                             ------      -----      ------        -----        ------       -----
                                                                       (AMOUNTS IN $000)

AS OF DECEMBER 31, 1997
   Total Capital (to risk weighted assets)   $5,930       40.1%     $1,182        8.0%         $1,478       10.0%
   Tier I Capital (to risk weighted assets)   5,760       39.0         591        4.0             887        6.0
   Tier I Capital (to average assets)         5,760       23.8         968        4.0           1,210        5.0

AS OF DECEMBER 31, 1996
   Total Capital (to risk weighted assets)   $6,025      200.0%     $  241        8.0%         $  301       10.0%
   Tier I Capital (to risk weighted assets)   6,008      200.0         120        4.0             180        6.0
   Tier I Capital (to average assets)         6,008       70.0         341        4.0             427        5.0


NOTE 18 - PARENT COMPANY FINANCIAL INFORMATION

         Following is condensed financial information of Beach First National Bancshares, Inc. (parent company only):

                            Condensed Balance Sheets

                                                         DECEMBER 31,
                                                         ------------
                                                  1997                  1996
                                               -----------           ---------
ASSETS
Cash                                           $    47,805           $  881,496
Investment in Bank subsidiary                    5,820,544            6,087,096
Securities available for sale                      800,031                   --
Other assets                                        61,093               16,386
                                               -----------           ----------
Total assets                                   $ 6,729,473           $6,984,978
                                               ===========           ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable                               $    18,938           $   24,209
Common stock                                       735,868              735,868
Paid-in capital                                  6,476,481            6,476,481
Retained deficit                                  (507,637)            (261,247)
Unrealized gain on securities                        5,823                9,667
                                               -----------           ----------
Total liabilities and shareholders' equity     $ 6,729,473           $6,984,978
                                               ===========           ==========

NOTE 18 - PARENT COMPANY FINANCIAL INFORMATION

                       Condensed Statements of Operations


                                                                  For the years ended         For the period from
                                                                     December 31,               January 15, 1995
                                                                ------------------------      (inception) through
                                                                  1997           1996          December 31, 1995
                                                                ---------       --------      -------------------
REVENUES

Interest income                                                 $  48,329       $ 182,591           $  22,919
Other income                                                        6,818               -                   -
                                                                ---------       ---------           ---------
Total revenues                                                     55,147         182,591              22,919
                                                                ---------       ---------           ---------
EXPENSES
Interest expense                                                        -          10,427              13,080
                                                                                                    ---------
Depreciation and amortization                                       2,900             726               1,005
                                                                                                    ---------
Other expenses                                                     36,205         108,881             110,068
                                                                                                    ---------
Total expenses                                                     39,105         120,034             124,153
                                                                                                    ---------
Income (loss) before subsidiary equity in undistributed
loss of Bank                                                       16,042          62,557            (101,234)
                                                                                                    ---------

Equity in undistributed net loss of Bank subsidiary              (262,431)       (222,570)                  -
                                                                ---------       ---------           ---------
Net loss                                                        $(246,389)      $(160,013)          $(101,234)
                                                                =========       =========           =========

                       Condensed Statements of Cash Flows

                                                                  For the years ended         For the period from
                                                                     December 31,               January 15, 1995
                                                                ------------------------      (inception) through
                                                                  1997           1996          December 31, 1995
                                                              -----------     ----------      -------------------
OPERATING ACTIVITIES
Net loss                                                      $  (246,389)    $  (160,013)          $(101,234)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities
     Equity in undistributed net loss of the bank
     subsidiary                                                   262,431         222,570                   -
     Depreciation and amortization                                  2,175             726               1,005
     Gain on sale of securities available for sale                    887               -                   -
     Increase (decrease) in other assets                          (44,706)        243,554            (260,665)
     Decrease (increase) in accounts payables                      (5,270)       (107,354)            131,563
                                                              -----------     -----------           ---------
         Net cash provided by (used for) operating
         activities                                               (30,872)        199,483            (229,331)

INVESTING ACTIVITIES
Purchase of securities available for sale                      (1,501,288)              -                   -
Sale of securities available for sale                             698,469               -                   -
(Purchase) sale of property and equipment                               -         241,125            (242,130)
Purchase of bank stock                                                  -      (6,300,000)                 -
         Net cash used by investing activities                   (802,819)     (6,058,875)          (242,130)
FINANCING ACTIVITIES
Borrowings                                                              -        (476,000)            476,000
Proceeds from sale of stock, net                                        -       7,212,249                 100
                                                              -----------
         Net cash provided by financing activities                      -       6,736,249             476,100
         Net increase in cash and cash equivalents               (833,691)        876,857               4,639
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                    881,496           4,639                   -
                                                              -----------     -----------           ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD                      $    47,805     $   881,496           $   4,639
                                                              ===========     ===========           =========

NOTE 19 - SUBSEQUENT EVENT

         On January 9, 1998 the Bank became aware of a suspected kiting operation. The total estimated loss exposure is $625,000. The Bank has multiple defenses and recovery options which are being aggressively pursued by management and legal counsel. The amount of any potential loss can not be accurately predicted and management believes they will recover all monies at risk including legal and other costs of collection. Management has charged $62,000 to operations at December 31, 1997 for professional fees to establish a reserve for potential costs of collecting all monies due. Any unfavorable developments in this matter could have a material adverse effect on the operating results of the Bank.

BEACH FIRST NATIONAL  BANCSHARES,  INC. & BEACH
FIRST NATIONAL BANK
BOARD OF DIRECTORS

Insert names of directors and their principal occupation





BEACH FIRST NATIONAL  BANCSHARES,  INC. & BEACH
FIRST NATIONAL BANK
OFFICERS

Insert names of officers and their titles




REGISTRAR AND TRANSFER AGENT

ANNUAL MEETING OF SHAREHOLDERS

         The Annual Meeting of Shareholders of Beach First National Bancshares, Inc. will be held at the Myrtle Beach Convention Center, 2101 North Oak Street, Myrtle Beach, South Carolina 29577 on Wednesday, April 22, 1998, at 2:00 p.m.

         COPIES OF THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WILL BE FURNISHED AT NO CHARGE TO SHAREHOLDERS AS OF THE RECORD DATE UPON WRITTEN