Form 10KSB, Exhibit 13
period 1998-12-31
BEACH FIRST NATIONAL BANCSHARES INC
filed 1999-03-29
CIK 949228

                                                                      EXHIBIT 13






                                   BEACH FIRST
                                    NATIONAL
                                BANCSHARES, INC.











                               1998 ANNUAL REPORT





                                                  TABLE OF CONTENTS

Letter to Shareholders............................................................................................3

Selected Consolidated Financial Highlights........................................................................4

Business of the Company...........................................................................................5

Management's Discussion and Analysis of Financial
Condition and Results of Operations............................................................................5-15

Market for Company's Common Equity and Related
Shareholder Matters..............................................................................................15

Report of Independent Accountants................................................................................17

Consolidated Financial Statements.............................................................................18-36

Directors and Officers and Shareholder Information............................................................37-38


                           LETTER TO OUR SHAREHOLDERS

Establishing a banking presence in a growing community like Myrtle Beach requires a talented and dedicated staff and management team. The banking environment today is brimming with options, from both established financial institutions as well as from non-traditional banking companies. To distinguish ourselves from our competitors, we at Beach First have focused on providing excellent service and developing strong customer relationships. Based on the growth the Bank enjoyed in 1998, we believe we have found the right approach. We can provide better service to the small to mid-sized customers because we are locally owned and managed.

The assets of the Company increased to $37.9 million in 1998, up 41% from $26.9 million at year-end 1997. Growth in deposits of $11.1 million in 1998 allowed us to expand our lending activity in the local community. Net loans increased by $9.7 million in 1998, with total loans ending the year at $20.8 million. Loan quality remains a priority and the quality of our assets continues to be excellent.

Based on the strong growth in 1998, we are positioned for a profitable 1999. The Company's net loss in 1998 decreased to $233,183 from a loss of $246,389 in 1997. Our capital base remains strong, with our ratios meeting the well-capitalized standards as established by the Office of the Comptroller of the Currency.

The Bank introduced Beach First Express, a courier service, in mid-1998. We are the only financial institution on the Strand that offers this unique service to pick up deposits from our business customers. Also, over the past few months we have been evaluating locations for a proposed new branch. We hope to finalize our plans over the coming weeks and progress to the construction phase during 1999.

Much has been written about the potential problems the Year 2000 date change could have on date-sensitive computer programs. Beach First is fully committed to addressing this issue. We are checking our systems to identify areas that may be affected by the century date change and, when necessary, we are making modifications or installing upgrades. Our goal is to ensure that our systems will handle the new century date change smoothly so you will not be inconvenienced.

We realize you have a choice of where to bank and invest your hard-earned money. The Board of Directors, management, and staff thank you for your continued support. As we look forward to 1999 and the Year 2000, we are confident that Beach First National Bank will be prepared to face the challenges and opportunities that will create value in your investment. Our goal will be to exceed shareholder expectations in the new millenium.

/s/ Raymond E. Cleary, III                     /s/ William Gary Horn
------------------------------                 ------------------------
Raymond E. Cleary, III                         William Gary Horn
Chairman of the Board,                         President
and Chief Executive Officer

                      BEACH FIRST NATIONAL BANCSHARES, INC.
                   SELECTED CONSOLIDATED FINANCIAL HIGHLIGHTS
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                       1998              1997               1996
                                                                       ----              ----               ----
Income Statement Data:
       Net interest income                                        $    1,147         $      727          $      273
       Provision for possible loan losses                                273                153                  17
       Noninterest income                                                137                 49                   2
       Noninterest expense                                             1,316              1,006                 418
       Net income                                                 $     (233)        $     (246)         $     (160)

Per Share Data:
       Basic earnings (loss) per share                            $    (0.32)        $    (0.33)         $    (0.29)
       Book value                                                 $     8.80         $     9.12          $     9.46

Balance Sheet Data (Year End):
       Total assets                                               $   37,945         $   26,938          $   10,064
       Loans (net of unearned income)                                 21,095             11,288               1,094
       Total earning assets                                           34,917             23,417               8,741
       Deposits                                                       31,135             20,072               3,018
       Shareholders equity                                        $    6,474         $    6,711          $    6,961

Balance Sheet Data (Averages):
       Total assets                                               $   32,462         $   19,281          $    7,340
       Loans (net of unearned income)                                 15,704              6,144                 116
       Total earning assets                                           29,412             17,020               5,574
       Deposits                                                       25,616             12,386                 605
       Shareholders equity                                        $    6,599         $    6,789          $    6,185

Selected Ratios:
       Net interest margin                                              3.90%              4.27%               4.90%
       Return on average assets                                        -0.72%             -1.28%              -2.18%
       Return on average equity                                        -3.53%             -3.63%              -2.59%
       Net charge-offs to average loans (net of
         unearned income)                                               1.14%              0.00%               0.00%
       Average equity to average assets                                20.33%             35.21%              84.26%
       Risk-based capital (Bank):
         Tier 1 capital to risk-adjusted assets                         22.7%              39.0%              200.0%
         Total capital to risk-adjusted assets                          23.8%              40.1%              200.0%
       Leverage ratio                                                   15.1%              23.8%               70.0%

                            BUSINESS OF THE COMPANY

         Beach First National Bancshares, Inc. (the "Company") was organized under the South Carolina Business Corporation Code on July 28, 1995, to serve as a holding company for Beach First National Bank (the "Bank") upon its formation. The Bank commenced business on September 23, 1996, as a national banking association under the laws of the United States. The Bank is engaged in a general commercial and retail banking business, emphasizing in its marketing the Bank's local management and ownership, from its office in Myrtle Beach, South Carolina. The products offered include commercial and retail checking accounts, NOW accounts, money market accounts, and certificates of deposit. The Bank offers commercial loans, real estate loans, and installment loans. It also acts as an issuing agent for U.S. savings bonds, traveler's checks, money orders, and cashier's checks, and it offers collection teller services, including wire transfer services. The Bank also offers a night depository facility, safe deposit boxes, and ATM service.

         This discussion and analysis is intended to assist the reader in understanding the financial condition and results of operations of Beach First National Bancshares, Inc. and its subsidiary, Beach First National Bank. This commentary should be read in conjunction with the consolidated financial statements and the related notes and the other statistical information in this report. The Bank completed its second full year of operations in 1998 and has grown substantially since opening in September 1996. Comparisons of the Company's results for the periods presented should be made with an understanding of its short history.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

EARNINGS REVIEW

         The Company's net loss was $233,183, or $0.32 per common share, for the year ended December 31, 1998 as compared to a loss of $246,389, or $0.33 per common share, for the year ended December 31, 1997 and a loss of $160,013, or $0.29 per common share, in 1996. The Bank continues its strong growth trends, as average earning assets increased to $29.4 million during 1998, a 73% increase from $17.0 million in 1997. The deficit return on average assets for 1998 was (.72)% in 1998 compared to (1.28)% in 1997 and (2.18)% in 1996; the deficit return on average equity was (3.53)% in 1998 versus (3.63)% in 1997 and (2.59)% in 1996.

         Net interest income increased to $1,147,443 in 1998 from $727,172 in 1997 and $272,870 in 1996. The growth in net interest income resulted from an increase of $1,059,031 in interest income in 1998 and $927,982 in 1997. Partially offsetting these were increases in interest expense of $638,760 in 1998 and $473,680 in 1997. The net interest spread was 2.47% in 1998 compared to 1.97% in 1997 and (.34)% in 1996. The net interest margin was 3.90% for the year ended 1998 compared to 4.27% for the year ended 1997 and 4.90% for 1996.

         The provision for loan losses was $272,500 in 1998, up from $153,000 in 1997 and $16,502 in 1996. The Company's allowance for loan losses as a percentage of its period end loans was 1.25%, 1.51%, and 1.55% at December 31, 1998, 1997, and 1996 respectively. Net charge-offs totaled $178,787 in 1998. There were no net charge-offs in 1997 or 1996.

         Non-interest income for 1998 was $137,128, compared to $49,393 in 1997 and $1,676 in 1996. This was due primarily to an increase in service fees on deposit accounts resulting from a $11.1 million growth in deposits from December 31, 1997 to December 31, 1998.

         Non-interest expense was $1,316,254 for 1998, compared to $1,005,954 in 1997 and $418,057 for 1996. The increase in non-interest expense reflects increased costs associated with the growth of the Bank, legal fees and collection costs related to a kiting operation, and occupancy expenses resulting from the move into the new main office facility in June 1997.

NET INTEREST INCOME

         The primary source of revenue for the Company is net interest income, which is the difference between income on interest-bearing assets and interest paid on deposits and borrowings used to support such assets. Net interest income is determined by the rates earned on the Company's interest-earning assets and the rates paid on its interest-bearing liabilities as well as the relative amounts of interest-bearing assets and interest-bearing liabilities. Presented below are various components of assets and liabilities, interest income and expense, and yields/costs for the periods indicated.

                AVERAGE BALANCES, INCOME AND EXPENSES, AND RATES



                                        For the year ended                          For the year ended
                                         December 31, 1998                           December 31, 1997
                                         -----------------                           -----------------

                                 Average          Income/      Yield/        Average             Income/      Yield/
                                 Balance          Expense       Rate         Balance             Expense       Rate
                                 -------          -------       ----         -------             -------      -----

Federal funds sold              $ 2,458,164      $  133,807      5.44%     $  2,274,274        $   123,185     5.42%
Investment securities            11,205,990         722,708      6.45%        8,578,719            543,383     6.33%
Loans                            15,747,900       1,444,855      9.17%        6,166,768            575,771     9.34%
                                -----------      ----------     -----      ------------        -----------     ----
     Total earning assets       $29,412,054      $2,301,370      7.82%     $ 17,019,761        $ 1,242,339     7.30%
                                ===========      ==========      ====      ============        ===========     ====

Interest-bearing deposits       $21,412,871      $1,139,311      5.32%     $  9,647,740        $   514,132     5.33%

Other borrowings                    132,820          14,616     11.00%           18,027              1,035     5.74%
                                ----------       ----------     -----      ------------        -----------     ----
     Total interest-bearing
liabilities                     $21,545,691      $1,153,927      5.36%     $  9,665,767        $   515,167     5.33%
                                ===========      ==========      ====      ============        ===========     ====

Net interest spread                                              2.47%                                         1.97%
Net interest income/margin                      $ 1,147,443      3.90%                         $   727,172     4.27%
                                                ===========      ====                          ===========     ====


         As reflected above, for 1998 the average yield on earning assets amounted to 7.82%, while the average cost of interest-bearing liabilities was 5.36%. For 1997, the average yield on earning assets was 7.30% and the average cost of interest-bearing liabilities was 5.33%. The increase in the yield on earning assets is attributable to a significant increase in outstanding loans which earn higher rates than other components of earning assets. This increase in average loans of $9.6 million was expected as the Bank continues to build its customer base. The net interest margin is computed by subtracting interest expense from interest income and dividing the resulting figure by average interest-earning assets. The net interest margin for the period ended December 31, 1998 was 3.90% and for 1997 was 4.27%. This decline was the result of an increase in average interest-bearing deposits of $11.8 million, or 122%. Partially offsetting this increase in deposits was a 73% increase in the level of earning assets. In addition, the weighted average rates on earning assets increased by 52 basis points while the rate on interest-bearing liabilities only increased 3 basis points. The increase in outstanding balances was predicted since the Bank is expanding its core base of loans and deposits.

         The following table presents the changes in the Company's net interest income as a result of changes in the volume and rate of its interest-earning assets and interest-bearing liabilities. The change in net interest income is primarily due to increases in the volume of both loans and deposits rather than changes in average rates.

                   ANALYSIS OF CHANGES IN NET INTEREST INCOME



                               -----------------------------------------      --------------------------------------
                                           1998 versus 1997                             1997 versus 1996
                               -----------------------------------------      --------------------------------------
                                  Volume          Rate     Net change            Volume       Rate     Net change
                                ----------      -------    ----------          ----------    -------   ----------
Funds with Escrow Agent         $       --      $    --    $       --           $(182,591)   $    --    $(182,591)
Federal funds sold                  10,009          613        10,622              79,734        938       80,672
Investment securities              169,441        9,884       179,325             468,779     (2,182)     466,597
Loans                              879,060       (9,976)      869,084             564,954     (1,650)     563,304
                                ----------      -------    ----------          ----------    -------    ---------
     Total earning assets        1,058,510          521     1,059,031             930,876     (2,894)     927,982


Interest-bearing deposits          625,985         (807)      625,178             489,179      2,198      491,377
Other borrowings                    12,633          949        13,582             (11,945)    (5,753)     (17,698)
                                ----------      -------    ----------          ----------    -------    ---------
     Total interest-bearing
            Liabilities            638,618          142       638,760             477,234     (3,555)     473,679
                                ----------      -------    ----------          ----------    -------    ---------

Net interest income             $  419,892      $   379     $ 420,271           $ 453,642    $   661    $ 454,303
                                ==========      =======     =========           =========   ========   ==========



PROVISION FOR LOAN LOSSES

         The provision for loan losses was $272,500 in 1998 compared to $153,000 in 1997 and $16,502 in 1996. The Company increased the 1998 provision as a result of the significant growth in outstanding loans from $11.1 million at December 31, 1997 to $20.8 million at December 31, 1998. Management anticipates loan growth will continue to be strong in 1999 and that it will continue to increase the amount of the provision for loan losses.
See also "Allowance for Possible Loan Losses" below.

NONINTEREST INCOME

         Noninterest income increased to $137,128 in 1998 from $49,393 in 1997 and $1,676 in 1996. Service fees on deposit accounts, the largest component of noninterest income, increased from $26,779 in 1997 to $128,059 in 1998 as the result of an increase in deposits of $11.1 million. This growth in deposits was expected as the Bank operated for a full year in its new facility. By relocating to a full-service office in mid-1997, the Bank was able to increase its customer base by offering more convenient banking services.

NONINTEREST EXPENSE

         Total noninterest expense increased to $1,316,254 for the period ended December 31, 1998 from $1,005,954 and $418,057 for the same periods of 1997 and 1996. The increase in noninterest expense reflects an increase in most expense categories as a result of the growth of the Company to $37.9 million in assets at the end of 1998 from $26.9 million at the end of 1997 and $10.1 million at the end of 1996. Salary and wages expense totaled $566,706 in 1998, $445,896 in 1997, and $204,198 in 1996. Employee benefits were $48,230 in 1998, $35,455 in
1997 and $34,256 in 1996. These increases reflected an increase in the number of full-time equivalent employees to 14 at the end of 1998 from 13 at the end of 1997 and 9 at the end of 1996. Additional staff was hired to support the internal growth in loans and deposits. Management does not anticipate any significant additions to staff during the next 12 months. Professional fees were $148,487 for the year ended December 31, 1998 compared to $98,644 for 1997 and $26,178 for 1996. The 1998 figure includes costs associated with the Bank's Year 2000 project. Also included in the category are collection costs in the amount of $50,000 in 1998 and $62,000 in 1997 which are related to the kiting operation discussed in Note 8 to the financial statements.

         Depreciation and amortization increased to $194,114 from $134,903 in 1997 and $26,380 in 1996. The increase was directly related to the completion of the new main office facility in June 1997 and the purchase of additional furniture, equipment and computer hardware and software. The increase in the category of other operating expenses to $191,084 in 1998 from $141,716 in 1997 and $44,245 in 1996 was principally due to an increase in operating expenses related to the new main office building and other expenses associated with the expansion of loan and deposits.

BALANCE SHEET REVIEW

INVESTMENT SECURITIES

         At December 31, 1998 and December 31, 1997, the Company's investment securities portfolio was a significant component of the Company's total earning assets. Investment securities represented 30.4% of total assets at December 31, 1998 versus 40.4% of total assets at December 31, 1997 and 50.5% of total assets at December 31, 1996. Investment securities averaged $11.2 million in 1998 and totaled $11.5 million at December 31, 1998. In 1997, investment securities averaged $8.6 million and totaled $10.9 million at December 31, 1997. At December 31, 1998, the Company's total investment securities portfolio had a book value of $11,520,206 and a market value of $11,524,689 for an unrealized net gain of $4,483. The Company primarily invests in U.S. Treasury securities and securities of other U.S. Government agencies.

         Contractual maturities and yields on the Company's investment securities (all available for sale) at December 31, 1998 are as follows. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

             INVESTMENT SECURITIES MATURITY DISTRIBUTION AND YIELDS
                                DECEMBER 31, 1998


                                                    After one but           After five but
                           Within one year        Within five years        Within ten years         After ten years
                          ----------------       ------------------       -------------------     -------------------
                          Amount      Yield      Amount        Yield      Amount        Yield      Amount       Yield
                          ------      -----      ------        -----      ------        -----      ------       -----
U.S. Treasury             $    --      0.00%   $       --       0.00%   $        --      0.00%    $      --      0.00%

U.S. Government
Agencies                       --      0.00%    1,503,836       6.21%       101,063      7.08%           --      0.00%
Mortgage-backed                --      0.00%      263,356       6.50%            --      0.00%     9,465,584     5.92%
Other                          --      0.00%           --       0.00%            --        --        190,850     6.00%
                          -------      ----    ----------      -----    -----------      ----    -----------    -----
     Total                $    --      0.00%   $1,767,192       6.25%   $   101,063      7.08%   $ 9,656,434     5.92%
                          =======              ==========      =====    ===========      ====    ===========    =====

         At December 31, 1998, short-term investments totaled $2,250,000 compared to $1,210,000 as of December 31, 1997. These funds are one source of the Bank's liquidity and are generally invested in an earning capacity on an overnight basis.

LOANS

         At December 31, 1998, net loans (gross loans less the allowance for loan losses) totaled $20.8 million, an increase of $9.7 million from December 31, 1997. Average gross loans increased from $6,166,768 with a yield of 9.34% in 1997 to $15,747,900 with a yield of 9.17% in 1998. The interest rates charged on loans vary with the degree of risk and the maturity and amount of the loan. Competitive pressures, money market rates, availability of funds and government regulations also influence interest rates.

         Since loans typically provide higher yields than other types of earning assets, one of the Bank's goals is for loans to represent the largest category of earning assets. Much progress was made in the effort during 1998 as loans ended the year at 60.5% of earning assets, versus 48.4% at the end of 1997.

         The following table shows the composition of the loan portfolio by category at December 31, 1998 and 1997.


                          COMPOSITION OF LOAN PORTFOLIO


                                                   DECEMBER 31, 1998                      DECEMBER 31, 1997
                                              Amount         Percent of Total        Amount        Percent of Total
                                              ------         ----------------        ------        ----------------
Commercial                                   $ 4,912,666            23.29%           $ 3,555,120          31.49%
Real estate - construction                     1,432,612             6.79%             1,250,869          11.08%
Real estate - mortgage                        11,033,354            52.31%             5,206,991          46.13%
Consumer                                       3,716,924            17.62%             1,275,126          11.30%
                                             -----------           ------             ----------         ------
Loans, gross                                  21,095,556           100.00%            11,288,106         100.00%
                                                                  =======                                ======
Allowance for possible loan losses              (263,215)                               (169,502)
                                               ---------                               ---------
Loans, net                                   $20,832,341                             $11,118,604
                                             ===========                             ===========


         The principal component of the Company's loan portfolio at year end 1998 and 1997 was mortgage loans, which represented 52.31% and 46.13% of the portfolio respectively. In the context of this discussion, a "real estate mortgage loan" is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. The Company follows the common practice of financial institutions in the Company's market area of obtaining a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component. Generally, the Company limits its loan-to-value ratio to 80%. Due to the short time the portfolio has existed, the current mix may not be indicative of the ongoing portfolio mix. Management will attempt to maintain a relatively diversified loan portfolio to help reduce the risk inherent in concentrations of collateral.

         The following table sets forth the maturity distribution, classified according to sensitivity to changes in interest rates, for selected components of the Company's loan portfolio as of December 31, 1998.


       LOAN MATURITY SCHEDULE AND SENSITIVITY TO CHANGES IN INTEREST RATES

                                DECEMBER 31, 1998




                            One year or       After one but         After five
                                less       within five years          years               Total
                            -----------    -----------------       -----------         ------------
Commercial                  $ 1,358,216         $  3,501,689       $    52,761         $  4,912,666

Real estate                     439,200            9,270,500         1,323,654           11,033,354

Construction                  1,082,612              350,000                              1,432,612

Consumer                      1,461,826            1,846,809           408,289            3,716,924
                            -----------         ------------       -----------         ------------

     Total                  $ 4,341,854         $ 14,968,998       $ 1,784,704         $ 21,095,556
                            ===========         ============       ===========         ============
Fixed Interest Rate         $ 1,863,403         $ 13,830,370       $ 1,520,568         $ 17,214,341

Variable Interest Rate        2,478,451            1,138,628           264,136            3,881,215
                            -----------         ------------       -----------         ------------

     Total                  $ 4,341,854         $ 14,968,998       $ 1,784,704         $ 21,095,556
                            ===========         ============       ===========         ============


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

ALLOWANCE FOR POSSIBLE LOAN LOSSES

         Management maintains an allowance for possible loan losses which it believes is adequate to cover inherent losses in the loan portfolio. However, management's judgment is based upon a number of assumptions about future events which are believed to be reasonable, but which may or may not prove accurate, particularly given the Company's short operating history and rapid growth. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for possible loan losses or that additional increases in the allowance for possible loan losses will not be required.

         The allowance for possible loan losses is established through charges in the form of a provision for loan losses. Loan losses and recoveries are charged or credited directly to the allowance. The amount charged to the provision for loan losses by the Company is based on management's judgment as to the amount required to maintain an allowance adequate to provide for potential losses in the Company's loan portfolio. The level of this allowance is dependent upon the total amount of past due loans, general economic conditions, and management's assessment of potential losses.

         At December 31, 1998, the allowance for possible loan losses was 263,215, or 1.25% of outstanding loans, compared to an allowance for possible loans losses of $169,502, or 1.51% of outstanding loans at December 31, 1997. In 1998, the Bank had net charge-offs of $178,787. There were no net charge-offs in 1997. There were no non-performing loans at the end of 1998 or 1997.

                            ALLOWANCE FOR LOAN LOSSES


                                                                             Years ended December 31,
                                                               ----------------------------------------------
                                                                     1998             1997              1996
                                                                     ----             ----              ----

Average loans outstanding                                      $      15,748     $    6,167      $        116
Loans outstanding at period end                                       21,095         11,288             1,094
Total nonperforming loans                                                  0              0                 0

Beginning balance of allowance                                           170             17                 0

Loans charged off                                                       (180)             0                 0
Total recoveries                                                           1              0                 0
                                                                   ---------       --------         ---------
Net loans charged off                                                   (179)             0                 0

Provision for loan losses                                                273            153                17
                                                                   ---------       --------         ---------
Balance at period end                                                    264            170                17
                                                                   =========       ========         =========

Net charge-offs to average loans                                        1.14%          0.00%             0.00%
Allowance as a percent of total loans                                   1.25%          1.51%             1.55%
Nonperforming loans as a
     percentage of total loans                                            --            ---                --
Allowance as a percent of
     nonperforming loans                                                  --            ---                --

DEPOSITS AND OTHER INTEREST-BEARING LIABILITIES

         Average total deposits were $25.6 million and average interest-bearing deposits were $21.4 million in 1998. Average total deposits were $12.4 million and average interest-bearing deposits were $9.6 million in 1997. The following table sets forth the deposits of the Company by category as of December 31, 1998 and December 31, 1997

                                    DEPOSITS


                                                    DECEMBER 31, 1998                    DECEMBER 31, 1997

                                                                 Percent of                           Percent of
                                               Amount             Deposits             Amount          Deposits
                                               ------             --------             ------          --------

Demand deposit accounts                    $    5,199,610          16.70%          $    3,974,419        19.80%

NOW accounts                                    1,180,514           3.79%                 633,560         3.15%

Money market accounts                           3,317,331          10.65%               1,448,681         7.22%

Savings accounts                                4,645,653          14.92%               4,913,584        24.48%

Time deposits less than $100,000               11,678,302          37.52%               5,923,125        29.51%

Time deposits of $100,000 or over               5,113,633          16.42%               3,178,552        15.84%
                                           --------------         ------           --------------       ------

     Total deposits                        $   31,135,042         100.00%          $   20,071,921       100.00%
                                           ==============         ======           ==============       ======

         Internal growth, resulting primarily from special promotions and increased customer convenience of the Bank's new office facility, generated the new deposits. The sizable increase in demand deposit accounts was attributable to new accounts from commercial loan customers and business accounts opened by directors and other shareholders.

         Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for the Company's loan portfolio and other earning assets. The Company's core deposits were $26,021,410 at December 31, 1998 compared to $16,893,369 at December 31, 1997. A stable base of deposits is expected to be the Company's primary source of funding to meet both its short-term and long-term liquidity needs in the future. Core deposits as a percentage of total deposits were approximately 84% at both December 31, 1998 and December 31, 1997. The Company's loan-to-deposit ratio was 67.8% at December 31, 1998 versus 56.2% at December 31, 1997. The average loan-to-deposit ratio was 61.5% during 1998 and 49.8% during 1997.

CAPITAL

         Under the capital guidelines of the Office of the Comptroller of the Currency, the Bank is required to maintain a minimum total risk-based capital ratio of 8%, with at least 4% being Tier 1 capital. To be considered "well-capitalized", banks must meet regulatory standards of 10% for total risk-based capital and 6% for Tier 1 capital. Tier 1 capital consists of common shareholders' equity, qualifying perpetual preferred stock, and minority interest in equity accounts of consolidated subsidiaries, less goodwill. In addition, the Bank must maintain a minimum Tier 1 leverage ratio (Tier 1 capital to total average assets) of at least 4%. The "well-capitalized" standard for the Tier 1 leverage ratio is 5%. The following chart reflects the risk-based regulatory capital ratios of the Bank at December 31, 1998.

                               ANALYSIS OF CAPITAL
                                DECEMBER 31, 1998
                             (Amounts in thousands)


                                        Required                      Actual                       Excess
                                        --------                      ------                       ------
                                   Amount          %          Amount            %            Amount          %
                                   ------         ----        ------           ----          ------         ----
The Bank:

Tier 1 risk-based capital            980          4.00%         5,553          22.7%           4,573        18.7%

Total risk-based capital           1,959          8.00%         5,817          23.8%           3,858        15.8%

Tier 1 leverage                    1,472          4.00%         5,553          15.1%           4,081        11.1%


         A condition of the original offering was that a minimum of 525,000 shares must be sold. There were a total of 735,868 shares sold during the offering period with net proceeds after offering expenses of $7,212,349, and $6,300,000 of this amount was used to capitalize the Bank. The Company believes that this amount is sufficient to fund the activities of the Bank in its initial stages of operations, and that the Bank will generate sufficient income from operations to fund its activities on an on-going basis. The remaining offering proceeds are being used to provide working capital, including additional capital for investment in the Bank, if needed.

LIQUIDITY AND INTEREST RATE SENSITIVITY

         Primary sources of liquidity for the Company are a stable base of deposits, scheduled repayments on the Company's loans, and interest on and maturities of its investments. All securities of the Company have been classified as available-for-sale. Occasionally, the Company might sell investment securities in connection with the management of its interest sensitivity gap or to manage cash availability. The Company may also utilize its cash and due from banks, security repurchase agreements, and federal funds sold to meet liquidity requirements as needed. In addition, the Company has the ability, on a short-term basis, to purchase federal funds from other financial institutions. Presently, the Company has made arrangements with commercial banks for short-term unsecured advances of up to $3,000,000. The Company believes that its liquidity and ability to manage assets will be sufficient to meet its cash requirements over the near term.

         The Company monitors and manages the pricing and maturity of its assets and liabilities in order to lessen the potential impact that interest rate movements could have on its net interest margin. To minimize the effect of these margin swings, the balance sheet should be structured so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals Imbalances in these pricing opportunities at any point in time constitute interest rate risk.

         Interest rate sensitivity refers to the responsiveness of interest-bearing assets and liabilities to changes in market interest rates. The rate sensitive position, or gap, is the difference in the volume of rate sensitive assets and liabilities at any given time interval. Management generally attempts to maintain a balance between rate sensitive assets and liabilities to minimize the company's interest rate risks. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates.

         The interest rate sensitivity position at year end 1998 is presented below. Since all rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity.

                          INTEREST SENSITIVITY ANALYSIS
                                DECEMBER 31, 1998

                                      Within       After three but    After one but       After          Total
                                      three        within twelve       within five        Five           -----
                                      months           months             years           Years
                                      ------           ------             -----           -----
ASSETS
Earning assets:
   Federal funds sold               $  2,250,000    $         --      $         --      $        --   $   2,250,000
   Investment securities                      --       4,760,350         1,767,192        4,997,148      11,524,689
   Loans                               4,754,236         990,382        13,830,370        1,520,568      21,095,556
                                    ------------    ------------      ------------      -----------   -------------
        Total earning assets        $  7,004,236    $  5,750,732      $ 15,597,562      $ 6,517,715   $  34,870,245
                                    ============    ============      ============      ===========   =============

LIABILITIES
Interest-bearing liabilities
   Money market and NOW             $  4,497,844    $         --      $         --      $        --   $   4,497,844
   Regular savings deposits              333,739              --                --               --         333,739
   Prime savings deposits              4,311,913              --                --               --       4,311,913
   Time deposits                       2,161,185       6,536,219         8,094,532               --      16,791,936
                                    ------------    ------------      ------------      -----------   -------------
   Total interest-bearing
     liabilities                    $ 11,304,681    $  6,536,219      $  8,094,532      $        --   $  25,935,432
                                    ============    ============      ============      ===========   =============

Period gap                          $ (4,300,446)   $   (785,487)     $  7,503,031      $ 6,517,715   $   8,934,813
Cumulative gap                      $ (4,300,446)   $ (5,085,934)     $  2,417,097      $ 8,934,813   $   8,934,813
Ratio of cumulative gap to total
  earning assets                        (12.33)%         (14.59)%           6.93%           25.62%


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

INDUSTRY DEVELOPMENTS

         Proposed legislation could have an effect on both the costs of doing business and the competitive factors facing the financial services industry. Due to continued changes in the regulatory environment, additional legislation related to the banking industry is likely to continue. The Company cannot predict whether any of these proposals will be adopted or, if adopted, how these proposals would affect the Company.

YEAR 2000 ISSUES

         Some computers, software, and other equipment include programming codes in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are widely expected to increase in frequency and severity as the year 2000 approaches and are commonly referred to as the "Year 2000 Problem."

ASSESSMENT

         The Year 2000 Problem could affect computers, software, and other equipment that the Company uses. Accordingly, the Company has developed a plan that provides for, among other things, the replacement or modification of existing information systems as necessary. Because the primary hardware and software systems which the Company uses are presently certified by their vendors as Year 2000 compliant, the Company has not incurred significant costs to date relating to software modifications or new installations for the other systems. Most systems are made compliant through periodic software upgrades provided by the various vendors as part of the license agreements. However, while the Company does not expect the cost of these efforts to be material to its financial position or any year's operating results, there can be no assurance to this effect.

INTERNAL INFRASTRUCTURE

         The Company utilizes an outsourced data processing system for most of its accounting functions. The Company's primary systems have been tested by proxy with the vendor, which has tested in environments with like software and hardware systems as the Company. Banking regulators have approved this type of testing as a valid means of testing. The Company has received and reviewed the vendor's Year 2000 test results. Based on this review, the Company does not believe that the data processing system has material Year 2000 issues. The Company believes that it has also identified substantially all of the major computers, software applications, and related equipment used in connection with its internal operations that must be modified, upgraded, or replaced to minimize the possibility of a material disruption of its business. The Company is in the process of upgrading and testing the systems that it has determined are not prepared for the Year 2000. The Company believes that the testing of its systems should be completed by March 31, 1999. The Company has spent approximately $18,000 to get all of its systems Year 2000 compliant. The Company does not believe that the cost related to these efforts will be material to its business.

SYSTEMS OTHER THAN INFORMATION TECHNOLOGY SYSTEMS

         In addition to computers and related systems, the operation of the Company's office and facilities equipment, such as fax machines, photocopiers, telephone switches, security systems, and other devices, may be affected by the Year 2000 Problem. The Company has completed its assessment of the potential effect of, and the costs of remediating, the Year 2000 Problem on this equipment. The Company estimates that its total cost of completing any required modifications, upgrades, or replacements of these internal systems will not have a material effect on its business.

SUPPLIERS AND OTHER THIRD PARTIES

         The Company has been gathering information from and has initiated communications with its suppliers and other third parties to identify and, to the extent possible, resolve issues involving the Year 2000 Problem. The Company believes that the information systems and software it uses, and the network connections it maintains, are programmed to comply with Year 2000 requirements. However, there is a risk that they are not.

CUSTOMERS

         The Company believes that the largest Year 2000 Problem exposure to most banks is the preparedness of the customers of the banks. Management is addressing with its customers the possible consequences of not being prepared for Year 2000. Should large borrowers not sufficiently address this issue, the Company may experience an increase in loan defaults. The amount of potential loss from this issue is not quantifiable. Management is attempting to reduce this exposure by educating its customers. In addition, during the loan underwriting process, management requires documentation from commercial borrowers that they are taking all necessary measures to assure that their information systems technology is in compliance with the Year 2000 requirements.

MOST LIKELY CONSEQUENCES OF YEAR 2000 PROBLEMS

         The Company expects to identify and resolve all Year 2000 Problems that could materially adversely affect its business, financial condition, or operating results. However, the Company believes that it is not possible to determine with complete certainty that all Year 2000 Problems affecting it have been identified or corrected. The number of devices that could be affected and the interactions among these devices are simply too numerous. In addition, the Company cannot accurately predict how many failures related to the Year 2000 Problem will occur with its suppliers, customers, or other third parties or the severity, duration, or financial consequences of such failures. As a result, the Company expects that it could possibly suffer the following consequences:

         o A number of operational inconveniences and inefficiencies for the Company, its service providers, or its customers that may divert the Company's time and attention and financial and human resources from its ordinary business activities;

         o System malfunctions that may require significant efforts by the Company or its service providers or customers to prevent or alleviate material business disruptions.

CONTINGENCY PLANS

         The Company is currently developing contingency plans to be implemented as part of its efforts to identify and correct Year 2000 Problems affecting its internal systems. The Company expects to complete its contingency plans by the end of the first quarter of 1999. Depending on the systems affected, these plans could include (a) accelerated replacement of affected equipment or software; (b) short term use of backup equipment and software; (c) increased work hours for the Company's personnel or use of contract personnel to correct on an accelerated schedule any Year 2000 Problems which arise; and (d) other similar approaches. If the Company is required to implement any of these contingency plans, these plans could have a material adverse effect on its business, financial condition, or operating results.

                     MARKET FOR THE COMPANY'S COMMON EQUITY
                         AND RELATED SHAREHOLDER MATTERS


         The Company's articles of incorporation authorize it to issue up to 10,000,000 shares of Common Stock, of which 735,868, for a total of $7,358,680, were sold in the initial public offering and are outstanding as of March 12, 1999. As of March 12, 1999, the Company had 976 shareholders of record. There is no established trading market in the Common Stock, and one is not expected to develop in the near future.

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

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




Board of Directors
BEACH FIRST NATIONAL BANCSHARES, INC.
Myrtle Beach, South Carolina


         We have audited the accompanying consolidated balance sheets of BEACH FIRST NATIONAL BANCSHARES, INC. (the "Company") AND SUBSIDIARY as of December 31, 1998 and 1997 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY for the year ended December 31, 1996 were audited by other auditors whose report, dated March 1, 1997, expressed an unqualified opinion on those statements.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY at December 31, 1998 and 1997 and the results of their operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.




Elliott, Davis & Company, LLP
Greenville, South Carolina
January 29, 1999

              BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                  DECEMBER 31,


                                                                      1998               1997
                                                                  ------------       ------------
         ASSETS
   Cash and due from banks                                        $    970,349       $  1,539,044
   Federal funds sold                                                2,250,000          1,210,000
   Investment securities                                            11,524,689         10,883,516
   Loans, net                                                       20,832,341         11,118,604
   Property and equipment, net                                       1,530,005          1,682,316
   Real estate acquired in settlement of loans                         288,074                 --
   Other assets                                                        549,164            504,764
                                                                  ------------       ------------

       Total assets                                               $ 37,944,622       $ 26,938,244
                                                                  ============       ============

         LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

   Deposits
     Noninterest bearing deposits                                 $  5,199,610       $  3,974,419
                                                                  ------------       ------------
     Interest bearing deposits                                      25,935,432         16,097,502
                                                                  ------------       ------------

       Total deposits                                               31,135,042         20,071,921
                                                                  ------------       ------------

   Other liabilities                                                   335,924            155,788
                                                                  ------------       ------------

       Total liabilities                                            31,470,966         20,227,709
                                                                  ------------       ------------

COMMITMENTS AND CONTINGENCIES - Notes 10, 14 and 15

SHAREHOLDERS' EQUITY
   Common stock, $1 par value, 10,000,000 shares authorized,
     735,868 shares issued                                             735,868            735,868
                                                                  ------------       ------------
   Paid-in capital                                                   6,476,481          6,476,481
                                                                  ------------       ------------
   Retained deficit                                                   (740,819)          (507,636)
                                                                  ------------       ------------
   Accumulated other comprehensive income                                2,126              5,822
                                                                  ------------       ------------

       Total shareholders' equity                                    6,473,656          6,710,535
                                                                  ------------       ------------

       Total liabilities and shareholders' equity                 $ 37,944,622       $ 26,938,244
                                                                  ============       ============

         The accompanying notes are an integral part of these consolidated financial statements.

              BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                     ---------------------------------------------
                                                         1998                1997          1996
                                                     -----------       -----------       ---------
INTEREST INCOME
   Loans and fees on loans                           $ 1,444,855       $   575,771       $  12,467
   Investment securities                                 722,708           543,383          76,786
   Federal funds sold                                    133,807           123,185          42,513
   Escrow account                                             --                --         182,591
                                                     -----------       -----------       ---------
       Total interest income                           2,301,370         1,242,339         314,357
INTEREST EXPENSE
   Deposits and borrowings                             1,153,927           515,167          41,487
                                                     -----------       -----------       ---------

       Net interest income                             1,147,443           727,172         272,870

PROVISION FOR POSSIBLE LOAN LOSSES                       272,500           153,000          16,502
                                                     -----------       -----------       ---------

     Net interest income after provision for
       possible loan losses                              874,943           574,172         256,368
                                                     -----------       -----------       ---------

NONINTEREST INCOME
   Service fees on deposit accounts                      128,059            26,779             509
   Gain (loss) on sale of investment securities          (12,467)            4,887             669
   Gain on sale of equipment                                  --             1,660              --
   Other income                                           21,536            16,067             498
                                                     -----------       -----------       ---------

       Total noninterest income                          137,128            49,393           1,676
                                                     -----------       -----------       ---------

NONINTEREST EXPENSES
   Salaries and wages                                    566,706           445,896         204,198
   Employee benefits                                      48,230            35,455          34,256
   Supplies and printing                                  52,265            46,509          23,843
   Advertising and public relations                       30,855            51,227          40,079
   Professional fees                                     148,487            98,644          26,178
   Depreciation and amortization                         194,114           134,903          26,380
   Occupancy                                              37,565            31,694          13,985
   Data processing fees                                   46,948            19,910           4,893
   Other operating expenses                              191,084           141,716          44,245
                                                     -----------       -----------       ---------

     Total noninterest expenses                        1,316,254         1,005,954         418,057
                                                     -----------       -----------       ---------

     Loss before income taxes                           (304,183)         (382,389)       (160,013)

INCOME TAX BENEFIT                                        71,000           136,000              --
                                                     -----------       -----------       ---------

       Net loss                                      $  (233,183)      $  (246,389)      $(160,013)
                                                     ===========       ===========       =========

NET LOSS PER COMMON SHARE                            $      (.32)      $      (.33)      $    (.29)
                                                     ===========       ===========       =========

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING                                           735,868           735,868         558,791
                                                     ===========       ===========       =========


         The accompanying notes are an integral part of these consolidated financial statements.

              BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                               Common stock                           Accumulated
                                                            ------------------                           other        Total
                                                                                 Paid-in    Retained comprehensive shareholders'
                                                             Shares    Amount    capital     deficit     income       equity
                                                            --------  --------  ----------  ---------   --------   -----------
BALANCE, DECEMBER 31, 1995                                  $     10  $     10  $       90  $(101,234)  $     --   $  (101,134)
                                                                                                                   -----------
   Net loss                                                       --        --          --   (160,013)        --      (160,013)
   Other comprehensive loss, net of income taxes:
     Unrealized gain on investment securities                     --        --          --         --     10,336        10,336
     Less reclassification adjustments for gains included
     in net loss                                                  --        --          --         --       (669)         (669)
                                                                                                                   -----------
   Comprehensive loss                                             --        --          --         --         --      (150,346)
   Sale of stock                                             735,858   735,858   6,476,391         --         --     7,212,249
                                                            --------  --------  ----------  ---------   --------   -----------

BALANCE, DECEMBER 31, 1996                                   735,868   735,868   6,476,481   (261,247)     9,667     6,960,769
                                                                                                                   -----------
   Net loss                                                       --        --          --   (246,389)        --      (246,389)
   Other comprehensive loss, net of income taxes:
     Unrealized gain on investment securities                     --        --          --         --      1,042         1,042
     Less reclassification adjustments for gains included
     in net loss                                                  --        --          --         --     (4,887)       (4,887)
                                                                                                                   -----------
   Comprehensive loss                                             --        --          --         --         --      (250,234)
                                                            --------  --------  ----------  ---------   --------   -----------

BALANCE, DECEMBER 31, 1997                                   735,868   735,868   6,476,481   (507,636)     5,822     6,710,535
                                                                                                                   -----------
   Net loss                                                       --        --          --   (233,183)        --      (233,183)
   Other comprehensive loss, net of income taxes:
     Unrealized loss on investment securities                     --        --          --         --    (16,163)      (16,163)
     Less reclassification adjustments for losses included
     in net loss                                                  --        --          --         --     12,467        12,467
                                                                                                                   -----------
   Comprehensive loss                                             --        --          --         --         --      (236,879)
                                                                                                                   -----------

BALANCE, DECEMBER 31, 1998                                  $735,868  $735,868  $6,476,481  $(740,819)  $  2,126   $ 6,473,656
                                                            ========  ========  ==========  =========   ========   ===========

         The accompanying notes are an integral part of these consolidated financial statements.

              BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                  FOR THE YEARS ENDED DECEMBER 31,
                                                            ------------------------------------------
                                                                 1998           1997           1996
                                                            ------------   ------------   ------------
OPERATING ACTIVITIES
   Net Loss                                                 $   (233,183)  $   (246,389)  $   (160,013)
   Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities
   Deferred income taxes                                         (71,000)      (136,000)            --
   Provisions for loan losses                                    272,500        153,000         16,502
   Depreciation and amortization                                 194,114        134,903         26,380
   Loss (gain) on sale of investment securities                   12,467         (4,887)          (669)
   Gain on sale of equipment                                          --         (1,660)            --
   (Increase) decrease in other assets                          (120,152)      (192,903)        59,126
   Increase (decrease) in other liabilities                       22,012         70,206       (521,981)
                                                            ------------   ------------   ------------

       Net cash provided by (used in) operating activities        76,758       (223,730)      (580,655)
                                                            ------------   ------------   ------------

INVESTING ACTIVITIES
   Purchase of investment securities                         (11,235,042)   (10,928,847)    (5,572,290)
   Sale of investment securities                              10,576,918      5,130,898        501,797
   Decrease (increase) in Federal funds sold                  (1,040,000)     1,350,000     (2,560,000)
   Increase in loans, net                                     (9,986,237)   (10,193,707)    (1,094,399)
   Purchase of premises and equipment                            (24,213)    (1,331,589)      (256,068)
   Proceeds from sale of equipment                                    --          8,825             --
                                                            ------------   ------------   ------------

       Net cash used in investing activities                 (11,708,574)   (15,964,420)    (8,980,960)
                                                            ------------   ------------   ------------
FINANCING ACTIVITIES
   Sale of stock, net                                                 --             --      7,212,249
   Net increase in deposits                                   11,063,121     17,054,265      3,017,656
                                                            ------------   ------------   ------------

       Net cash provided by financing activities              11,063,121     17,054,265     10,229,905
                                                            ------------   ------------   ------------

       Net increase (decrease) in cash and cash
         equivalents                                            (568,695)       866,115        668,290

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                   1,539,044        672,929          4,639
                                                            ------------   ------------   ------------

CASH AND CASH EQUIVALENTS, END OF YEAR                      $    970,349   $  1,539,044   $    672,929
                                                            ============   ============   ============

CASH PAID FOR
   Income taxes                                             $         --   $         --   $         --
                                                            ============   ============   ============

   Interest                                                 $  1,147,103   $    477,725   $     46,271
                                                            ============   ============   ============

SCHEDULE OF NONCASH INVESTING ACTIVITY
   Real estate acquired in settlement of loans              $    288,074   $         --   $         --
                                                            ============   ============   ============

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

   INVESTMENT SECURITIES
     The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The statement requires investments in equity and debt securities to be classified into three categories:

     1. Available for sale: These are securities which are not classified as either held to maturity or as trading securities. These securities are reported at fair market value. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders' equity (accumulated other comprehensive income).

     2. Held to maturity: These are investment securities which the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts. The Company has no held to maturity securities.

     3. Trading: These are securities which are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the statement of operations. The Company has no trading securities.

   LOANS, INTEREST AND FEE INCOME ON LOANS
     Loans are stated at the principal balance outstanding. Unearned discount, unamortized loan fees and the allowance for possible loan losses are deducted from total loans in the balance sheet. Interest income is recognized over the term of the loan based on the principal amount outstanding. Points on real estate loans are taken into income to the extent they represent the direct cost of initiating a loan. The amount in excess of direct costs is deferred and amortized over the expected life of the loan.

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

   ALLOWANCE FOR POSSIBLE LOAN LOSSES
     The provision for possible loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate reserve to meet the present and foreseeable risk characteristics of the current loan portfolio. Management's judgement is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses and prevailing and anticipated economic conditions. Loans which are determined to be uncollectible are charged against the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

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

     A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting. As of December 31, 1998 and 1997, the Company had no impaired loans.

   REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS
     Real estate acquired through foreclosure is initially recorded at the lower of cost or estimated fair value. Subsequent to the date of acquisition, it is carried at the lower of cost or fair value, adjusted for net selling costs. Fair values of real estate owned are reviewed regularly and writedowns are recorded when it is determined that the carrying value of real estate exceeds the fair value less estimated costs to sell. Costs relating to the development and improvement of such property are capitalized, whereas those costs relating to holding the property are charged to expense.


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

   ORGANIZATIONAL COSTS
     In accordance with SFAS No. 7, "Accounting and Reporting by Development Stage Enterprises," the Company and the Bank capitalized all direct organizational costs that were incurred in the expectation that they would generate future revenues and otherwise be of benefit after the Bank opened for business. These capitalized costs are amortized over a sixty-month period using the straight-line method. As of December 31, 1998 and 1997, total organizational costs net of amortization amounted to $48,370 and $65,958, respectively and are included in other assets in the balance sheets.

   INCOME TAXES
     The consolidated financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes and for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under SFAS 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

   COMPREHENSIVE INCOME
     In June, 1997, the Financial Accounting Standards Board (FASB) issued SFAS 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. Under this statement, enterprises are required to classify items of "other comprehensive income" by their nature in the financial statement and display the balance of other comprehensive income separately in the equity section of the balance sheet. Statement 130 is effective for both interim and annual periods beginning after December 15, 1997. Comparative financial statements provided for earlier periods are required to be reclassified to reflect the provisions of the statement. The adoption of this standard had no effect on the Company's net income or stockholders' equity.

   ADVERTISING AND PUBLIC RELATIONS EXPENSE
     Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

   NET LOSS PER COMMON SHARE
     Net loss per common share is computed on the basis of the weighted average number of common shares outstanding in accordance with SFAS No. 128, "Earnings per Share". The treasury stock method is used to compute the effect of stock options on the weighted average number of common shares outstanding for the diluted method. No dilution occurs under the treasury stock method as the exercise price of stock options equals or exceeds the market value of the stock.

   STATEMENT OF CASH FLOWS
     For purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and Due From Banks". Cash and cash equivalents have an original maturity of three months or less.

   RECLASSIFICATIONS
     Certain previously reported amounts have been reclassified to conform to the current year presentation. Such changes had no effect on previously reported net loss or shareholders' equity.

   RECENTLY ISSUED ACCOUNTING STANDARDS
     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instrument and Hedging Activities." All derivatives are to be measured at fair value and recognized in the balance sheet as assets or liabilities. The statement is effective for fiscal years and quarters beginning after June 15, 1999. Because the Company does not use derivative transactions at this time, management does not expect that this standard will have an effect on the financial statements.

     In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position
     (SOP) 98-5, "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organization costs. SOP 98-5 requires start-up costs and organization costs to be expensed as incurred. Sop 98-5 is effective for fiscal years beginning after December 15, 1998. Initial adoption must be reported as the cumulative effect of a change in accounting principle. SOP 98-5 will be adopted in the first quarter of 1999 and will not have a material effect on the Company's financial statements.

     Accounting standards that have been proposed or issued by standard-setting groups that do not require adoption until a future date will have no material impact on the financial statements upon adoption.


NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

         The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank or on deposit with the Federal Reserve Bank. At December 31, 1998 and 1997 these required reserves were met by vault cash.

NOTE 3 - FEDERAL FUNDS SOLD

         When the Bank's cash reserves (Note 2) are in excess of the required amount, it may lend the excess to other banks on a daily basis. As of December 31, 1998 and 1997, federal funds sold amounted to $2,250,000 and $1,210,000, respectively.


NOTE 4 - INVESTMENT SECURITIES

         The amortized costs and fair value of investment securities are as follows:



                                              DECEMBER 31, 1998
                           ---------------------------------------------------------
                                               GROSS UNREALIZED
                                               ----------------
                           AMORTIZED COST     GAINS        LOSSES         FAIR VALUE
                           --------------    -------      --------       -----------
Federal agencies            $ 1,596,849      $ 8,049      $     --       $ 1,604,898
Mortgage-backed               9,732,507           --         3,566         9,728,941
Federal Reserve Bank
(FRB) stock - restricted        190,850           --            --           190,850
                            -----------      -------      --------       -----------

     Total securities       $11,520,206      $ 8,049      $  3,566       $11,524,689
                            ===========      =======      ========       ===========



                                              DECEMBER 31, 1998
                           ---------------------------------------------------------
                                               GROSS UNREALIZED
                                               ----------------
                           AMORTIZED COST     GAINS        LOSSES         FAIR VALUE
                           --------------    -------      --------       -----------

United States Treasury      $ 1,002,687      $ 4,813      $     --       $ 1,007,500
Federal agencies              7,849,890       13,496        (4,773)        7,858,613
Mortgage-backed               1,830,570        4,655        (8,672)        1,826,553
Federal Reserve Bank
(FRB) stock - restricted        190,850           --            --           190,850
                            -----------      -------      --------       -----------

     Total securities       $10,873,997      $22,964      $(13,445)      $10,883,516
                            ===========      =======      ========       ===========


         The amortized costs and fair values of investment securities at December 31, 1998, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                                    AMORTIZED COST                FAIR VALUE
                                                    ---------------            ---------------
Due after one through five years                    $     1,758,427            $     1,767,192
Due after five through ten years                            100,419                    101,063
Due after ten years                                       9,470,510                  9,465,584
FRB stock (no maturity)                                     190,850                    190,850
                                                    ---------------            ---------------

     Total investment securities                    $    11,520,206            $    11,524,689
                                                    ===============            ===============


         During 1998, 1997 and 1996 gross proceeds from the sale of investment securities was $10,576,918, $5,130,898 and $501,797, respectively. Net losses from the sale of investment securities were $12,467 in 1998 and net gains in 1997 and 1996 were $4,887 and $669, respectively. As of December 31, 1998 and 1997, there were no securities pledged as collateral for public funds.


NOTE 5 - LOANS

         The composition of net loans by major loan category is presented below:



                                                       DECEMBER 31,
                                             -------------------------------
                                                 1998               1997
                                             ------------       ------------
Commercial                                   $  4,912,666       $  3,555,120
Real estate - construction                      1,432,612          1,250,869
Real estate - mortgage                         11,033,354          5,206,991
Consumer                                        3,716,924          1,275,126
                                             ------------       ------------

Loans, gross                                   21,095,556         11,288,106
Less allowance for possible loan losses          (263,215)          (169,502)
                                             ------------       ------------

Loans, net                                   $ 20,832,341       $ 11,118,604
                                             ============       ============

         At December 31, 1998 and 1997, there were no nonaccruing loans.


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

         Activity within the allowance for possible loan losses account follows:



                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                        -------------------------------------
                                                          1998          1997           1996
                                                        --------      --------      ---------
Balance, beginning of year                              $169,502      $ 16,502       $     --
Recoveries of loans previously charged against the
  allowance                                                1,499            --             --
Provision for loan losses                                272,500       153,000         16,502
Loans charged against the allowance                     (180,286)           --             --
                                                        --------      --------      ---------

Balance, end of year                                    $263,215      $169,502      $  16,502
                                                        ========      ========      =========


NOTE 7 - PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost less accumulated depreciation. Components of property and equipment included in the consolidated balance sheets are as follows:


                                                DECEMBER 31,
                                       -----------------------------
                                           1998              1997
                                       -----------       -----------
Land                                   $   218,608       $   218,608
Furniture and equipment                    619,106           594,892
Buildings and improvements                 994,339           994,339
                                       -----------       -----------

                                         1,832,053         1,807,839
Accumulated depreciation                  (302,048)         (125,523)
                                       -----------       -----------

     Total property and equipment      $ 1,530,005       $ 1,682,316
                                       ===========       ===========


         Depreciation expense for the years ended December 31, 1998, 1997 and 1996 amounted to $176,524, $117,314 and $21,988, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:


             TYPE OF ASSET                       LIFE IN YEARS             DEPRECIATION METHOD
             -------------                       -------------             -------------------
Software                                               3                      Straight-line
Furniture and equipment                              5 to 7                   Straight-line
Buildings and improvements                          5 to 40                   Straight-line


NOTE 8 - REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

         During January of 1998, the Bank discovered a kiting operation involving two customers' accounts. As part of recovering amounts at risk from the fraud, a deed was taken in lieu of foreclosure on a single family residence. The estimated fair value of the property, net of various settlement costs, at December 31, 1998 is $288,074. During 1998, $100,000 of amounts previously thought to be recoverable were charged to operations. The Bank continues to employ various recovery and loss minimization strategies. Management does not believe any possible future losses due to the fraud will have a material impact on the results of operations of the Company or stockholders' equity.

NOTE 9 - DEPOSITS

         The following is a detail of the deposit accounts:



                                             DECEMBER 31,
                                   ----------------------------
                                       1998             1997
                                   -----------      -----------
Non-interest bearing deposits      $ 5,199,610      $ 3,974,419
Interest bearing deposits:
   NOW accounts                      1,180,513          633,560
   Money market accounts             3,317,331        1,448,681
   Savings                           4,645,653        4,913,584
   Time, less than $100,000         11,678,302        5,923,125
   Time, $100,000 and over           5,113,633        3,178,552
                                   -----------      -----------
Total deposits                     $31,135,042      $20,071,921
                                   ===========      ===========

         Interest expense on time deposits greater than $100,000 was $260,466 in 1998, $97,660 in 1997 and $3,859 in 1996.

         At December 31, 1998 the scheduled maturities of certificates of deposit are as follows:


                        1999      $ 8,697,404
                        2000        4,704,901
                        2001        1,484,716
                        2002        1,904,814
                                  -----------
                                  $16,791,935
                                  ===========


NOTE 10 - COMMITMENTS AND CONTINGENCIES

         The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, arising from such litigation and claims either have been properly accrued for or will not be material to shareholders' equity or the net loss from operations.

         Refer to Note 14 concerning contracts the Company executed with the Bank's President and to Note 15 concerning financial instruments with off balance sheet risk.


NOTE 11 - UNUSED LINES OF CREDIT

         At December 31, 1998, the Bank had unused lines of credit to purchase federal funds totaling $3,000,000 from unrelated banks. These lines of credit are available on a one to seven day basis for general corporate purposes of the Bank. All of the lenders have reserved the right to withdraw these lines at their option.


NOTE 12 - INCOME TAXES
         Net losses since inception have eliminated the requirement to record a provision for income taxes in 1998, 1997 and 1996. The income tax benefits of $71,000 recorded in 1998 and $136,000 in 1997 reflect the value of net operating losses available for offset against future taxable income. The resulting deferred tax asset is presented with other assets in the consolidated balance sheets. Net operating losses available to offset future taxable income amounted to approximately $950,000 at December 31, 1998 and are available through 2013.

NOTE 13 - OPERATING LEASE
         In October 1997, the Bank leased an automobile under an operating lease. Lease expense for 1998 was $6,720 and for 1997, $1,680. Future minimum lease payments are as follows:



                              FOR THE YEAR ENDING
                                 DECEMBER 31,                              AMOUNT
                        -------------------------------           -----------------------
                                     1999                         $                 6,720
                                     2000                                           6,720
                                     2001                                           5,040
                                                                  -----------------------
                        Total minimum payments required           $                18,480
                                                                  =======================


NOTE 14- RELATED PARTY TRANSACTIONS

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

     NOTE 14 - RELATED PARTY TRANSACTIONS

         A summary of loan transactions with directors, including their affiliates, and executive officers follows:


                                   FOR THE YEARS ENDED DECEMBER 31,
                                ---------------------------------------
                                    1998            1997         1996
                                ----------      ----------      -------
Balance, beginning of year      $2,662,407      $   70,531      $    --
New loans                        1,552,088       2,727,835       70,531
Less loan payments               1,709,109         135,959      $    --
                                ----------      ----------

Balance, end of year            $2,505,386      $2,662,407      $70,531
                                ==========      ==========      =======

   BORROWINGS AND DEPOSITS BY DIRECTORS AND EXECUTIVE OFFICERS, CONTINUED

         Deposits by directors and their related interests, at December 31, 1998 and 1997, approximated $1,928,000 and $4,073,000, respectively.


NOTE 15 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

         In the ordinary course of business, and to meet the financing needs of its customers, the Company is a party to various financial instruments with off balance sheet risk. These financial instruments, which include commitments to extend credit and standby letters of credit, involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets. The contract amount of those instruments reflects the extent of involvement the Company has in particular classes of financial instruments.

         The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 1998, unfunded commitments to extend credit were $2,492,872, of which $958,107 is at fixed rates and $1,534,765 is at variable rates. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

         At December 31, 1998, there was a $25,000 commitment under a letter of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

NOTE 16 - EMPLOYEE BENEFIT PLAN

         On January 1, 1997, the Company adopted the Beach First National Bank Profit Sharing and 401(k) Plan for the benefit of all eligible employees. The Company contributes to the Plan annually upon approval by the Board of Directors. Contributions made to the Plan in 1998 and 1997 amounted to $10,398 and $8,392, respectively.


NOTE 17 - STOCK OPTION PLAN

         On April 30, 1997, the Company adopted a stock option plan for the benefit of the directors, officers and employees. The Board may grant up to 110,000 options at an option price per share not less than the fair market value on the date of grant. The directors were granted 1,500 options each that vested immediately. All other options granted to officers and employees vest 20 percent each year for five years and expire 10 years from the grant date. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost been determined based on the fair value at the grant date for the above stock option awards consistent with the provisions of SFAS 123, the Company's net loss and net loss per common share would have increased to the pro forma amounts indicated below:


                                                       FOR THE YEARS ENDED DECEMBER 31,
                                                 -----------------------------------------
                                                       1998                    1997
                                                 --------------          -----------------

Net loss - as reported                           $     (233,183)         $        (246,389)
Net loss - pro forma                                   (286,381)                  (276,804)
Net loss per share - as reported                           (.32)                      (.33)
Net loss per share - pro forma                             (.39)                      (.38)

         The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model and the minimum value method allowed by SFAS 123. The risk free interest rate used was 5.89 percent, the expected option life was 5 years and the assumed dividend rate was zero.

         A summary of the status of the plan as of December 31, 1998 and 1997 and changes during the years ending on those dates is presented below:


                                                 1998                               1997
                                      ----------------------------    -----------------------------
                                                        WEIGHTED                       WEIGHTED
                                                         AVERAGE                        AVERAGE
                                        SHARES       EXERCISE PRICE    SHARES       EXERCISE PRICE
                                        ------       --------------    ------       --------------
Outstanding at beginning of year      $ 101,048
Granted                                   4,585       $    11.67       103,293       $    10.00
Exercised                                    --               --            --               --
Forfeited or expired                     (1,655)              --        (2,245)              --
                                      ---------                       --------

Outstanding at year end                 103,978            11.67       101,048            10.00
                                      =========       ==========      ========       ==========

Options exercisable                      53,118                         35,975

Weighted-average fair value of
options granted during the year       $   11.67                       $  10.00
Shares available for grant                6,022                          8,952

NOTE 18 - DIVIDENDS

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


NOTE 19 - REGULATORY MATTERS

         The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

NOTE 19 - REGULATORY MATTERS


         As of December 31, 1998, the most recent notification of the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:



                                                                              TO BE WELL
                                                                              CAPITALIZED
                                                                             UNDER PROMPT
                                                        FOR CAPITAL          CORRECTIVE
                                                     ADEQUACY PURPOSES     ACTION PROVISIONS
                                    ACTUAL                MINIMUM               MINIMUM
                              -----------------      -----------------     -----------------
                              AMOUNT      RATIO      AMOUNT      RATIO     AMOUNT      RATIO
                              ------      -----      ------      -----     ------      -----
                                                     (AMOUNTS IN $000)
AS OF DECEMBER 31, 1998
   Total Capital (to
   risk weighted assets)      $5,817        23.8%    $1,959        8.0%    $2,449        10.0%
   Tier 1 Capital (to
   risk weighted assets)       5,553        22.7        980        4.0      1,469         6.0
   Tier 1 Capital (to
   average assets)             5,553        15.1      1,472        4.0      1,840         5.0

AS OF DECEMBER 31, 1997
   Total Capital (to                                                                   $
   risk weighted assets)      $5,930        40.1%     1,182        8.0%    $1,478        10.0%
   Tier 1 Capital (to
   risk weighted assets)       5,760        39.0        591        4.0        887         6.0
   Tier 1 Capital (to
   average assets)             5,760        23.8        968        4.0      1,210         5.0


NOTE 20 - PARENT COMPANY FINANCIAL INFORMATION

         Following is condensed financial information of Beach First National Bancshares, Inc. (parent company only):

                            CONDENSED BALANCE SHEETS


                                                                   DECEMBER 31,
                                                         ------------------------------
                                                              1998              1997
                                                         ------------      ------------
ASSETS
Cash                                                     $     12,790      $     47,805
Due from Bank subsidiary                                      353,038
Investment in Bank subsidiary                               5,596,215         5,820,544
Securities available for sale                                 537,560           800,031
Other Assets                                                   10,681            61,093
                                                         ------------      ------------

   Total assets                                          $  6,510,284      $  6,729,473
                                                         ============      ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable                                         $     36,628      $     18,939
Common stock                                                  735,868           735,868
Paid-in capital                                             6,476,481         6,476,481
Retained deficit                                             (740,819)         (507,637)
Accumulated other comprehensive income                          2,126             5,822
                                                         ------------      ------------

   Total liabilities and shareholders' equity            $  6,510,284      $  6,729,473
                                                         ============      ============



                       CONDENSED STATEMENTS OF OPERATIONS


                                                        FOR THE YEARS ENDED DECEMBER 31,
                                                  -----------------------------------------
                                                     1998            1997            1996
                                                  ---------       ---------       ---------
REVENUES
Interest income                                   $  46,720       $  48,329         182,591
Loss on sale of securities                           (1,155)           --              --
Other income                                            100           6,818            --
                                                  ---------       ---------       ---------

     Total revenues                                  45,665          55,147         182,591
                                                  ---------       ---------       ---------
EXPENSES
Interest expense                                       --              --            10,427
Depreciation and amortization                         2,900           2,900             726
Other expenses                                       53,630          36,205         108,881
                                                  ---------       ---------       ---------

     Total expenses                                  56,530          39,105         120,034
                                                  ---------       ---------       ---------
Income (loss) before equity in
undistributed net loss of bank subsidiary           (10,865)         16,042          62,557
Equity in undistributed net loss of Bank
  subsidiary                                       (222,318)       (262,431)       (222,570)
                                                  ---------       ---------       ---------
     Net loss                                     $(233,183)      $(246,389)      $(160,013)
                                                  =========       =========       =========

                       CONDENSED STATEMENTS OF CASH FLOWS



                                                         FOR THE YEARS ENDED DECEMBER 31,
                                                  ---------------------------------------------
                                                     1998              1997              1996
                                                  ---------       -----------       -----------

            OPERATING ACTIVITIES
   Net Loss                                       $(233,183)      $  (246,389)      $  (160,013)
   Adjustments to reconcile net loss to net
   cash provided by (used in) operating
   activities
     Equity in undistributed loss of the
     bank subsidiary                                222,318           262,431           222,570
     Depreciation and amortization                    2,900             2,900               726
     Increase in due from Bank                     (353,038)               --                --
     (Gain) loss on sale of securities                1,155              (887)               --
     (Increase) decrease in other assets             50,412           (44,706)          243,554
     (Decrease) increase in accounts payable         17,690            (5,270)         (107,354)
                                                  ---------       -----------       -----------

         Net cash provided by (used for)
         operating activities                      (291,746)          (31,921)          199,483
                                                  ---------       -----------       -----------

INVESTING ACTIVITIES
   Purchase of securities available for sale       (609,693)       (1,501,288)               --
   Sale of securities available for sale            866,424           699,518                --
   (Purchase) sale of property and equipment             --                --           241,125
   Purchase of bank stock                                --                --        (6,300,000)
                                                  ---------       -----------       -----------

         Net cash provided (used for
         investing activities)                      256,731          (801,770)       (6,058,875)
                                                  ---------       -----------       -----------

FINANCING ACTIVITIES
   Borrowings                                            --                --          (476,000)
   Proceeds from sale of stock, net                      --                --         7,212,249
                                                  ---------       -----------       -----------

         Net cash provided by financing
         activities                                      --                --         6,736,249
                                                  ---------       -----------       -----------

         Net increase (decrease) in cash
         and cash equivalents                       (35,015)         (833,691)          876,857

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR         47,805           881,496             4,639
                                                  ---------       -----------       -----------

CASH AND CASH EQUIVALENTS, END OF YEAR            $  12,790       $    47,805       $   881,496
                                                  =========       ===========       ===========


           BEACH FIRST NATIONAL BANCSHARES, INC. - BOARD OF DIRECTORS



               NAME AND                                PRINCIPAL                           POSITION WITH
                ADDRESS                               OCCUPATION                              COMPANY
                -------                               ----------                              -------

           Michael Bert Anderson                      Hotel Owner                     Director and Secretary
              Myrtle Beach, SC

            Orvis Bartlett Buie               Certified Public Accountant                    Director
              Myrtle Beach, SC

           Raymond E. Cleary III                        Dentist                          Chairman and CEO
              Myrtle Beach, SC

               Vernie E. Dove                       Insurance Agent                          Director
              Myrtle Beach, SC

             Jack L. Green, Jr.                      Orthodontist                            Director
              Myrtle Beach, SC

           Michael D. Harrington                      Contractor                             Director
              Myrtle Beach, SC

             William Gary Horn                      Bank President                    Director and President
              Myrtle Beach, SC

               Joe N. Jarrett                     Orthopedic Surgeon                         Director
              Myrtle Beach, SC

             Richard D. Lester                         Attorney                              Director
              Myrtle Beach, SC

              Diane W. Sammons                     Restaurant Owner                          Director
              Myrtle Beach, SC

             Rick H. Seagroves                Franchise Restaurant Owner                     Director
              Myrtle Beach, SC

                Don J. Smith                          Real Estate                            Director
              Myrtle Beach, SC

          Samuel Robert Spann, Jr.                Roofing Contractor                         Director
             Murrells Inlet, SC

           B. Larkin Spivey, Jr.                 Campground Owner and                        Director
              Myrtle Beach, SC                   Real Estate Investor

              James C. Yahnis                       Beer Wholesaler                          Director
             Murrells Inlet, SC


                           BEACH FIRST NATIONAL BANK
                                    OFFICERS


William Gary Horn              President

Ann W. Jones                   Executive Vice President

Katie Huntley                  Executive Vice President

Barbara Abrams                 Vice President

Tiffany Suggs                  Assistant Vice President

Jerome Smoak                   Vice President

Linda Dickinson                Loan Operations Officer


ANNUAL MEETING OF SHAREHOLDERS

         The Annual Meeting of Shareholders of Beach First National Bancshares, Inc. will be held at the Myrtle Beach Convention Center, 2101 North Oak Street, Myrtle Beach, South Carolina 29577 on Wednesday, April 21, 1999, at 2:00 p.m.


CORPORATE OFFICE:                                             GENERAL COUNSEL:
-----------------                                             ----------------
1550 North Oak Street                                         Nelson Mullins Riley & Scarborough, L.L.P.
Myrtle Beach,  South Carolina 29577                           First Union Plaza
(843) 626-2265                                                999 Peachtree Street, NE / Suite 1400
(843) 916-7818 Fax                                            Atlanta, Georgia 30309

REGISTRAR AND TRANSFER AGENT

First-Citizens Bank and Trust Company of South Carolina
P. O. Box 29
Columbia, South Carolina 29202

COPIES OF THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WILL BE FURNISHED AT NO CHARGE TO SHAREHOLDERS AS OF THE RECORD DATE UPON WRITTEN REQUEST TO: ANN W. JONES, BEACH FIRST NATIONAL BANCSHARES, INC., 1550 NORTH OAK STREET, MYRTLE BEACH, SOUTH CAROLINA 29577