Form 10KSB, Exhibit 13
period 1999-12-31
BEACH FIRST NATIONAL BANCSHARES INC
filed 2000-03-27
CIK 949228

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

Report of Independent Accountants............................................................................16- 17

Consolidated Financial Statements.............................................................................18-34

Directors and Officers and Shareholder Information............................................................35-36

                        (BEACH FIRST NATIONAL BANK LOGO)

                           LETTER TO OUR SHAREHOLDERS

         We are pleased to report that 1999 was a year of improved earnings and increased growth for Beach First National Bancshares, Inc. We achieved our first profitable year of operations while expanding our services and customer base within the Grand Strand community.

         The assets of our company increased to $46.2 million in 1999, up $8.2 million or 21.6% at year end year. Growth in deposits of $5.7 million in 1999 helped us to expand our lending activities. Net loans increased by $11.3 million in 1999 and ended the year at $32.1 million. We continue to emphasize loan quality in our credit decisions and have maintained excellent asset quality standards.

         Beach First National Bank received commendation from Bauer Financial Reports, Inc. with a superior five-star rating for its 1999 performance - the highest rating available. Bauer Financial Reports, Inc. ranks banks nationwide by evaluating financial data which includes capital ratios, profitability/loss trends, and liquidity. Five-star banks are considered safe, financially sound and operate well above regulatory capital requirements.

         1999 was not only a year of financial growth for our company, but physical growth as well. We identified a site and signed a lease for our next branch in November. The new branch will be located at the northwest corner of the intersection of SC Highway 544 and US Highway 17 Bypass in Myrtle Beach. This new facility will help fulfill Beach First National Bank's mission of serving residents and businesses throughout the 50-mile corridor of the Grand Strand.

         The Year 2000 promises to be one of continued growth and profitability. Under the leadership of a new President, Walter E. Standish, III, and with a committed focus on customer service including the introduction of several new banking products, we remain optimistic about the future prospects of your company.

         We extend our sincere thanks to the shareholders, directors, officers and staff for their efforts in support of the company in 1999. We have set high goals for Beach First National Bancshares, Inc. in the coming years, and working together, we are confident of achieving them.









                               Raymond E. Cleary, III
                               Chairman of the Board and Chief Executive Officer

                      BEACH FIRST NATIONAL BANCSHARES, INC.
                   SELECTED CONSOLIDATED FINANCIAL HIGHLIGHTS
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                     1999                  1998                1997
                                                     ----                  ----                ----
Earnings:
       Net income (in thousands)                $       53           $     (233)          $     (246)
       Net income (loss) per share - basic      $     0.07                (0.32)               (0.33)
       Net income (loss) per share - diluted    $     0.06                (0.32)               (0.33)

Year End Balances (in thousands):
       Total assets                             $   46,155           $   37,945           $   26,938
       Loans (net of unearned income)               32,538               21,095               11,288
       Deposits                                     36,836               31,135               20,072
       Shareholders equity                      $    6,313           $    6,474           $    6,711

Average Balances:
       Total assets                             $   40,798           $   32,462           $   19,281
       Loans (net of unearned income)               26,975               15,704                6,144
       Deposits                                     33,621               25,616               12,386
       Shareholders equity                      $    6,387           $    6,599           $    6,789

Selected Ratios:
       Net interest margin                            4.47%                3.90%                4.27%
       Return on average assets                       0.13%               (0.72)%              (1.28)%
       Return on average equity                       0.83%               (3.53)%              (3.63)%

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

         This discussion and analysis is intended to assist the reader in understanding the financial condition and results of operations of Beach First National Bancshares, Inc. and its subsidiary, Beach First National Bank. This commentary should be read in conjunction with the consolidated financial statements and the related notes and the other statistical information in this report. The Bank completed its third full year of operations in 1999 and has grown substantially since opening in September 1996. Comparisons of the Company's results for the periods presented should be made with an understanding of its short history.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EARNINGS REVIEW

         The Company's net profit was $52,921, or $0.07 per common share, for the year ended December 31, 1999 as compared to a loss of $233,183, or $0.32 per common share, for the year ended December 31, 1998 and a loss of $246,389, or $0.33 per common share, in 1997. The improvement in net income reflects the Bank's continued strong growth trends, as average earning assets increased to $37.6 million during 1999, a 28% increase from $29.4 million in 1998. The return on average assets for 1999 was .13% compared to (.72)% in 1998 and (1.28)% in 1997; the return on average equity was .83% in 1999 versus (3.53)% in 1998 and (3.63)% in 1997.

         Net interest income increased to $1,682,151 in 1999 from $1,147,443 in 1998 and $727,172 in 1997. The growth in net interest income resulted from an increase of $839,413 in interest income in 1999 and $1,059,031 in 1998. Partially offsetting these were increases in interest expense of $304,706 in 1999 and $638,760 in 1998. The net interest spread was 3.25% in 1999 compared to 2.47% in 1998 and 1.97% in 1997. The net interest margin was 4.47% for the year ended 1999 compared to 3.90% for the year ended 1998 and 4.27% for 1997.

         The provision for loan losses was $154,168 in 1999, down from $272,500 in 1998 and $153,000 in 1997. The Company's allowance for loan losses as a percentage of its period end loans was 1.26%, 1.25%, and 1.51% at December 31, 1999, 1998, and 1997 respectively. Net charge-offs totaled $8,505 in 1999 compared to $178,787 in 1998. There were no net charge-offs in 1997.

         Non-interest income for 1999 was $154,931, compared to $137,128 in 1998 and $49,393 in 1997. This was due primarily to an increase in service fees on deposit accounts resulting from a $5.7 million growth in deposits from December 31, 1998 to December 31, 1999.

         Non-interest expense was $1,595,993 for 1999, compared to $1,316,254 in 1998 and $1,005,954 for 1997. The increases in non-interest expense reflect increases in salaries, data processing fees and other expenses associated with the growth of the Bank as well as the write down to market value of real estate acquired in settlement of loans.

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

                AVERAGE BALANCES, INCOME AND EXPENSES, AND RATES

                                                 For the year ended                               For the year ended
                                                 December 31, 1999                                December 31, 1998
                                    -------------------------------------------       ------------------------------------------

                                      Average          Income/         Yield/           Average         Income/         Yield/
                                      Balance          Expense          Rate            Balance         Expense          Rate
                                    -----------      -----------     ----------       -----------     -----------     ----------

Federal funds sold                  $   801,068      $    43,459           5.43%      $ 2,458,164     $   133,807           5.44%
Investment securities                 9,749,303          628,112           6.44%       11,205,990         722,708           6.45%
Loans                                27,040,512        2,469,213           9.13%       15,747,900       1,444,855           9.17%
                                    -----------      -----------     ----------       -----------     -----------     ----------
     Total earning assets           $37,590,883      $ 3,140,784           8.36%      $29,412,054     $ 2,301,370           7.82%
                                    ===========      ===========     ==========       ===========     ===========     ==========

Interest-bearing deposits           $27,964,934      $ 1,427,691           5.11%      $21,412,871     $ 1,139,311           5.32%
Other borrowings                        594,934           30,942           5.20%          132,820          14,616          11.00%
                                    -----------      -----------     ----------       -----------     -----------     ----------

     Total
      interest-bearing
      liabilities                   $28,559,868      $ 1,458,633           5.11%      $21,545,691     $ 1,153,927           5.36%
                                    ===========      ===========     ==========       ===========     ===========     ==========

Net interest spread                                                         3.25%                                           2.47%
Net interest income/margin                           $ 1,682,151            4.47%                     $ 1,147,443           3.90%
                                                     ===========     ===========                      ===========     ==========

         As reflected above, for 1999 the average yield on earning assets amounted to 8.36%, while the average cost of interest-bearing liabilities was 5.11%. For 1998, the average yield on earning assets was 7.82% and the average cost of interest-bearing liabilities was 5.36%. The increase in the yield on earning assets is attributable to a significant increase in outstanding loans which earn higher rates than other components of earning assets. This increase in average loans of $11.3 million was expected as the Bank continues to build its customer base. The net interest margin is computed by subtracting interest expense from interest income and dividing the resulting figure by average interest-earning assets. The net interest margin for the period ended December 31, 1999 was 4.47% and for 1998 was 3.90%. This increase primarily resulted from the $11.3 million or 72% increase in average outstanding loans. Partially offsetting this increase in loans was a 31% increase in the level of interest bearing deposits. In addition, the weighted average rates on earning assets increased by 54 basis points while the rate on interest-bearing liabilities decreased by 25 basis points. The increase in outstanding balances was predicted since the Bank is expanding its core base of loans and deposits.

         The following table presents the changes in the Company's net interest income as a result of changes in the volume and rate of its interest-earning assets and interest-bearing liabilities. The change in net interest income is primarily due to increases in the volume of both loans and deposits rather than changes in average rates.

                   ANALYSIS OF CHANGES IN NET INTEREST INCOME

                              ----------------------------------------    ----------------------------------------
                                          1999 versus 1998                            1998 versus 1997
                              ----------------------------------------    ----------------------------------------
                                 Volume         Rate       Net change        Volume          Rate      Net change
                              ------------   -----------  ------------    ------------    ----------- ------------

Federal funds sold            $    (89,900)  $     (448)  $    (90,348)   $     10,009    $      613  $     10,622
Investment securities              (93,849)        (747)       (94,596)        169,441         9,884       179,325
Loans                            1,031,188       (6,830)     1,024,358         879,060        (9,976)      869,084
                              ------------   ----------   ------------    ------------    ----------  ------------
     Total earning assets          847,439       (8,025)       839,414       1,058,510           521     1,059,031


Interest-bearing deposits          334,502      (46,122)       288,380         625,985          (807)      625,178
Other borrowings                    24,034       (7,708)        16,326          12,633           949        13,582
                              ------------   ----------   ------------    ------------    ----------  ------------
     Total interest-bearing
            Liabilities            358,536      (53,830)       304,706         638,618           142       638,760
                              ------------   ----------   ------------    ------------    ----------  ------------

Net interest income           $    488,903   $   45,805   $    534,708    $    419,892    $      379  $    420,271
                              ============   ==========   ============    ============    ==========  ============

PROVISION FOR LOAN LOSSES

         The provision for loan losses was $154,168 in 1999 compared to $272,500 in 1998 and $153,000 in 1997. The Company decreased the 1999 provision due to the reduction in the level of net charge-offs. Management anticipates loan growth will continue to be strong in 2000 which may require an increase in the amount of the provision for loan losses. See also "Allowance for Possible Loan Losses" below.

NONINTEREST INCOME

         Noninterest income increased to $154,931 in 1999 from $137,128 in 1998 and $49,393 in 1997. Service fees on deposit accounts, the largest component of noninterest income, increased from $128,059 in 1998 to $157,988 in 1999. Other income increased to $29,645 in 1999 from $21,536 in 1998. Both of these categories of noninterest income increased due to the growth in the number of deposit accounts as well as increased fee-related activities of customers. The net loss on the sale of investment securities increased to $32,702 in 1999 from $12,467 in 1998. These losses primarily relate to paydowns on mortgage-backed securities and result from movements in market interest rates since the securities were acquired.

NONINTEREST EXPENSE

         Total noninterest expense increased to $1,595,993 for the period ended December 31, 1999 from $1,316,254 and $1,005,954 for the same periods of 1998 and 1997. The increase in noninterest expense reflects an increase in most expense categories as a result of the growth of the Company to $46.2 million in assets at the end of 1999 from $37.9 million at the end of 1998. Salary and wages expense totaled $725,410 in 1999, $566,706 in 1998, and $445,896 in 1997.
Employee benefits were $66,292 in 1999, $48,230 in 1998 and $35,456 in 1997.
These increases reflected an increase in the number of full-time equivalent employees to 18 at the end of 1999 from 14 at the end of 1998 and 13 at the end of 1997. Additional staff was hired to support the internal growth in loans and deposits. Management does not anticipate any significant additions to staff during the next 12 months, but the amount of employee salaries and benefits expense will nevertheless increase in 2000 as a result of the severance payments payable to Mr. Horn. Professional fees were $134,466 for the year ended December 31, 1999 compared to $148,487 for 1998 and $98,644 for 1997. The 1998 figure includes costs associated with the Bank's Year 2000 project. Also included in the category are collection costs in the amount of $35,000 in 1999, $50,000 in 1998 and $62,000 in 1997 which are related to the kiting operation discussed in Note 7 to the financial statements.

         Depreciation and amortization increased to $197,986 from $194,114 in 1998 and $134,903 in 1997. The increase in 1998 was directly related to the completion of the new main office facility in June 1997 and the purchase of additional furniture, equipment and computer hardware and software. The increase in the category of other operating expenses to $292,473 in 1999 from $191,084 in 1998 and $141,716 in 1997 was principally due to an increase in operating expenses related to the new main office building, writedown to market value of real estate acquired in settlement of loans, and other expenses associated with the expansion of loan and deposits.

BALANCE SHEET REVIEW

INVESTMENT SECURITIES

         At December 31, 1999 and December 31, 1998, the Company's investment securities portfolio was a significant component of the Company's total earning assets. Investment securities represented 20.1% of total assets at December 31, 1999 versus 30.3% of total assets at December 31, 1998 and 40.4% of total assets at December 31, 1997. Investment securities averaged $9.7 million in 1999 and totaled $9.3 million at December 31, 1999. In 1998, investment securities averaged $11.2 million and totaled $11.5 million at December 31, 1998. At December 31, 1999, the Company's total investment securities portfolio had a book value of $9,603,065 and a market value of $9,283,159 for an unrealized net loss of $319,906. The Company primarily invests in U.S. Government Agency mortgage-backed securities.

         Contractual maturities and yields on the Company's investment securities (all available for sale) at December 31, 1999 are as follows. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

             INVESTMENT SECURITIES MATURITY DISTRIBUTION AND YIELDS
                                DECEMBER 31, 1999

                                                    After one but          After five but
                           Within one year        Within five years       Within ten years        After ten years
                          -----------------       ------------------      -----------------      ------------------
                          Amount      Yield       Amount       Yield      Amount      Yield      Amount       Yield
                          ------      -----       ------       -----      ------      -----      ------       -----
U.S. Treasury            $    --         --%     $    --          --%  $      --         --% $       --          --%
U.S. Govt Agencies            --         --%          --          --%    462,585       7.00%         --          --%
Mortgage-backed               --         --%          --          --%         --         --%  8,837,430        6.31%
Other                         --         --%          --          --%         --         --%    303,050        6.61%
                         -------      -----      -------       -----   ---------       ----  ----------        ----
     Total               $    --         --%     $    --          --%  $ 462,585       7.00% $9,140,480        6.32%
                         =======      =====      =======       =====   =========       ====  ==========        ====

         At December 31, 1999, there were no short-term investments. At December 31, 1998, short term investments totaled $2,250,000. These funds are one source of the Bank's liquidity and are generally invested in an earning capacity on an overnight basis.

LOANS

         At December 31, 1999, net loans (gross loans less the allowance for loan losses) totaled $32.1 million, an increase of $11.3 million from December 31, 1998. Average gross loans increased from $15.8 million with a yield of 9.17% in 1998 to $27.0 million with a yield of 9.13% in 1999. The interest rates charged on loans vary with the degree of risk and the maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulations also influence interest rates.

         Since loans typically provide higher yields than other types of earning assets, one of the Bank's goals is for loans to represent the largest category of earning assets. Much progress was made in the effort during 1999 as loans ended the year at 77.8% of earning assets, versus 60.5% at the end of 1998.

         The following table shows the composition of the loan portfolio by category at December 31, 1999 and 1998.

                          COMPOSITION OF LOAN PORTFOLIO

                                                   DECEMBER 31, 1999                    DECEMBER 31, 1998
                                               Amount         Percent of Total        Amount       Percent of Total
                                               ------         ----------------        ------       ----------------
Commercial                                  $ 5,914,549            18.2%           $ 4,912,666          23.3%
Real estate - construction                    3,357,946            10.3%             1,432,612           6.8%
Real estate - mortgage                       19,015,339            58.4%            11,033,354          52.3%
Consumer                                      4,250,158            13.1%             3,716,924          17.6%
                                            -----------           -----            -----------         -----
Loans, gross                                 32,537,992           100.0%            21,095,556         100.0%
                                                                  =====                                =====
Allowance for possible loan losses             (408,878)                              (263,215)
                                            -----------                            -----------
Loans, net                                  $32,129,114                            $20,832,341
                                            ===========                            ===========

         The principal component of the Company's loan portfolio at year end 1999 and 1998 was mortgage loans, which represented 58.4% and 52.3% of the portfolio respectively. In the context of this discussion, a "real estate mortgage loan" is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. The Company follows the common practice of financial institutions in the Company's market area of obtaining a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component. Generally, the Company limits its loan-to-value ratio to 80%. Due to the short time the portfolio has existed, the current mix may not be indicative of the ongoing portfolio mix. Management attempts to maintain a relatively diversified loan portfolio to help reduce the risk inherent in concentrations of collateral.

         The following table sets forth the maturity distribution, classified according to sensitivity to changes in interest rates, for selected components of the Company's loan portfolio as of December 31, 1999.


       LOAN MATURITY SCHEDULE AND SENSITIVITY TO CHANGES IN INTEREST RATES
                                DECEMBER 31, 1999

                                                  One year or        After one but         After five
                                                      less         Within five years         years               Total
                                                  ------------     -----------------      ------------        ------------
Commercial                                        $  2,205,560        $  3,248,547        $    161,852        $  5,615,959
Real estate                                          1,745,518          15,408,353           2,147,741          19,301,612
Construction                                         2,575,349             819,343                  --           3,394,692
Consumer                                             1,488,502           2,360,741             458,412           4,307,655
                                                  ------------        ------------        ------------        ------------
     Total                                        $  8,014,929        $ 21,836,984        $  2,768,005        $ 32,619,918
                                                  ============        ============        ============        ============
Fixed Interest Rate                               $  3,115,593        $ 21,152,842        $  2,455,129        $ 26,723,564
Variable Interest Rate                               4,899,336             684,142             312,876           5,896,354
                                                  ------------        ------------        ------------        ------------
     Total                                        $  8,014,929        $ 21,836,984        $  2,768,005        $ 32,619,918
                                                  ============        ============        ============        ============

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

ALLOWANCE FOR POSSIBLE LOAN LOSSES

         We have established an allowance for loan losses through a provision for loan losses charged to expense. The allowance represents an amount which we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Our judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans and takes into consideration such factors as the balance of impaired loans, changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality, and a review of specific problem loans. We adjust the amount of the allowance periodically based on changing circumstances. Recognized losses are charged to the allowance for loan losses, while subsequent recoveries are added to the allowance. A loan is impaired when it is probable that we will be unable to collect all principal and interest payments due in accordance with the terms of the loan agreement. Individually identified impaired loans are measured based on the present value of payments expected to be received, using the contractual loan rate as the discount rate. Alternatively, measurement may be based on observable market prices, or, for loans that are solely dependent on the collateral for repayment, measurement may be based on the fair value of the collateral. If the recorded investment in the impaired loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. Changes to the valuation allowance are recorded as a component of the provision for loan losses.

         In addition, regulatory agencies periodically review our allowance for loan losses as part of their examination process, and they may require us to record additions to the allowance based on their judgment about information available to them at the time of their examinations.

         At December 31, 1999, the allowance for possible loan losses was 408,878, or 1.26% of outstanding loans, compared to an allowance for possible loans losses of $263,215, or 1.25% of outstanding loans at December 31, 1998. In 1999, the Bank had net charge-offs of $8,505 compared to net chargeoffs of $178,787 in 1998. There were no non-performing loans at the end of 1999 or 1998.

                            ALLOWANCE FOR LOAN LOSSES

                                                                          Years ended December 31,
                                                               ----------------------------------------------
                                                                     1999            1998             1997
                                                               -------------     ----------      ------------

Average loans outstanding                                      $      27,041     $   15,748      $      6,167
Loans outstanding at period end                                       32,538         21,095            11,288
Total nonperforming loans                                                  0              0                 0

Beginning balance of allowance                                           264            170                17

Loans charged off                                                         (9)          (180)                0
Total recoveries                                                           0              1                 0
                                                               -------------     ----------      ------------
Net loans charged off                                                     (9)          (179)                0

Provision for loan losses                                                154            273               153
                                                               -------------     ----------      ------------
Balance at period end                                                    409            264               170
                                                               =============     ==========      ============

Net charge-offs to average loans                                         .03%          1.14%               --%
Allowance as a percent of total loans                                   1.26%          1.25%             1.51%
Nonperforming loans as a
     percentage of total loans                                            --             --                --
Allowance as a percent of
     nonperforming loans                                                  --             --                --

DEPOSITS AND OTHER INTEREST-BEARING LIABILITIES

         Average total deposits were $33.6 million and average interest-bearing deposits were $28.0 million in 1999. Average total deposits were $25.6 million and average interest-bearing deposits were $21.4 million in 1998. The following table sets forth the deposits of the Company by category as of December 31, 1999 and December 31, 1998.

                                    DEPOSITS


                                                        DECEMBER 31, 1999                      DECEMBER 31, 1998
                                                                      Percent of                              Percent of
                                                    Amount             Deposits             Amount             Deposits
                                                  ----------          ----------          ----------          ----------

Demand deposit accounts                          $ 5,864,480                15.9%        $ 5,199,610                16.7%
NOW accounts                                       1,412,808                 3.8%          1,180,514                 3.8%
Money market accounts                              4,045,269                11.0%          3,317,331                10.7%
Savings accounts                                   4,512,060                12.2%          4,645,653                14.9%
Time deposits less than $100,000                  14,327,578                39.0%         11,678,302                37.5%
Time deposits of $100,000 or over                  6,673,825                18.1%          5,113,633                16.4%
                                                 -----------          ----------          ----------          ----------
     Total deposits                              $36,836,020               100.0%        $31,135,042               100.0%
                                                 ===========          ==========          ==========          ==========

         Internal growth, resulting primarily from special promotions and increased customer convenience of the Bank's new office facility opened in 1997, generated the new deposits.

         Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for the Company's loan portfolio and other earning assets. The Company's core deposits were $30,162,195 at December 31, 1999 compared to $26,021,410 at December 31, 1998. A stable base of deposits is expected to be the Company's primary source of funding to meet both its short-term and long-term liquidity needs in the future. Core deposits as a percentage of total deposits were approximately 82% at December 31, 1999 and 84% at December 31, 1997. The Company's loan-to-deposit ratio was 88.3% at December 31, 1999 versus 67.8% at December 31, 1998. The average loan-to-deposit ratio was 80.4% during 1999 and 61.5% during 1998.

CAPITAL

         Under the capital guidelines of the Office of the Comptroller of the Currency, the Bank is required to maintain a minimum total risk-based capital ratio of 8%, with at least 4% being Tier 1 capital. To be considered "well-capitalized," banks must meet regulatory standards of 10% for total risk-based capital and 6% for Tier 1 capital. Tier 1 capital consists of common shareholders' equity, qualifying perpetual preferred stock, and minority interest in equity accounts of consolidated subsidiaries, less goodwill. In addition, the Bank must maintain a minimum Tier 1 leverage ratio (Tier 1 capital to total average assets) of at least 4%. The "well-capitalized" standard for the Tier 1 leverage ratio is 5%. The following chart reflects the risk-based regulatory capital ratios of the Bank at December 31, 1999.


                              ANALYSIS OF CAPITAL
                               DECEMBER 31, 1999
                             (Amounts in thousands)

                                                Required                          Actual                           Excess
                                                --------                          ------                           ------
                                         Amount            %              Amount            %             Amount             %
                                         ------           ----            ------           ----           ------            ----
The Bank:
Tier 1 risk-based capital                1,363            4.00%           5,623            16.5%           4,260            12.5%
Total risk-based capital                 2,726            8.00%           6,032            17.7%           3,306             9.7%
Tier 1 leverage                          1,771            4.00%           5,623            12.7%           3,852             8.7%

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

         The interest rate sensitivity position at year end 1999 is presented below. Since all rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity.

                          INTEREST SENSITIVITY ANALYSIS
                                DECEMBER 31, 1999

                                                 Within        After three but     After one but        After
                                                 three          within twelve       Within five         Five
                                                 months             months             years            Years           Total
                                              ------------       ------------       ------------     ------------    ------------


ASSETS
Earning assets:
   Federal Funds sold                         $         --       $         --       $         --     $         --    $         --
   Investment securities                                --          2,630,803                 --        6,652,357       9,283,159
   Loans                                         7,475,837          1,499,362         21,107,664        2,455,129      32,537,992
                                              ------------       ------------       ------------     ------------    ------------
        Total earning assets                  $  7,475,837       $  4,130,165       $ 21,107,664     $  9,107,486    $ 41,821,151
                                              ============       ============       ============     ============    ============

LIABILITIES
Interest-bearing liabilities
   Money market and NOW                       $  5,458,077       $         --       $         --     $         --    $  5,458,077
   Regular savings deposits                        399,608                 --                 --               --         399,608
   Prime savings deposits                        4,112,452                 --                 --               --       4,112,452
   Time deposits                                 3,475,171          9,522,208          8,004,024               --      21,001,403
   Other borrowings                                920,000                 --                 --        1,900,000       2,820,000
                                              ------------       ------------       ------------     ------------    ------------
   Total interest-bearing
     liabilities                              $ 14,365,308       $  9,522,208       $  8,004,024     $  1,900,000    $ 33,791,540
                                              ============       ============       ============     ============    ============

Period gap                                    $ (6,889,471)      $ (5,392,043)      $ 13,103,640     $  7,207,486    $  8,029,611
Cumulative gap                                $ (6,889,471)      $(12,281,514)      $    822,126     $  8,029,611    $  8,029,611
Ratio of cumulative gap to
  total earning assets                              (16.47)%           (29.37)%             1.97%           19.20%

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


YEAR 2000 ISSUES

         Like many financial institutions, we rely on computers to conduct our business and information systems processing. Industry experts were concerned that on January 1, 2000, some computers would not be able to interpret the new year properly, causing computer malfunctions. Although this did not happen, some experts remain concerned that computer malfunctions may occur on other key dates during 2000, such as October 10, 2000.

         In accordance with bank regulatory guidelines, we developed and executed a plan to ensure that our computer and telecommunication systems do not have these Year 2000 problems. We rely on third party vendors to supply our computer and telecommunication systems and other office equipment, and to process our data and account information. Because we commenced operations in 1996, we had the ability to choose vendors which we believed to be ready for the Year 2000. Our Year 2000 plan extends to all of our vendors, including our vendors for core data processing system, ATM hardware, account origination software, telephone systems, and suppliers of office equipment, such as copy and fax machines. Under our plan, we reviewed the test results, assurances, and warranties of all of these vendors, and we believe that all these systems are Year 2000 compliant. Our technology and processing vendors work with many other financial institutions, all of which, like us, are required by their bank regulators to be Year 2000 compliant. Because our systems are substantially similar to those used in many other banks, we believe that the scrutiny imposed by our regulatory and the banking industry in general have significantly reduced the Year 2000 related risks we might otherwise have faced.

         We incurred approximately $26,000 in costs in 1999 to implement our Year 2000 plan. Under our plan, we will continue to monitor the situation throughout 2000. We are executing this plan under the supervision of our chief financial officer and assistant vice president of operations, with oversight from our board of directors.

         Our agreements with each of our primary vendors include contractual assurances and warranties regarding Year 2000 compliance. Some of these warranties are limited by disclaimers of liability which specifically exclude special, incidental, indirect, and consequential damages. These limitations could limit our ability to obtain recourse against a vendor who is not Year 2000 compliant by excluding damages for things such as lost profits and customer lawsuits.

         We have also evaluated our worst case scenario and developed contingency plans in case Year 2000 issues do arise. In the worst case, our systems would be down for a period of time and we would be required to complete all transactions and keep all records manually. We will have all required forms and procedures in place for manual processing, and believe we can do this for at least a week without serious disruption of our business. We do not believe we will encounter any issues that cannot be resolved within this period. Any affected systems which cannot be fixed will be replaced with alternatives, although this is unlikely to be necessary.

         The Year 2000 issue may also negatively affect the business of our customers, but to date we are not aware of any material Year 2000 issues affecting them. We include Year 2000 readiness in our lending criteria to minimize risk. However, this will not eliminate the issue, and any financial difficulties our customers' experience caused by Year 2000 issues could impair their ability to repay loans to the bank.

         We did not have any significant Year 2000 problems on January 1, 2000, and we do not expect to experience any significant Year 2000 problems. We also believe that we will be able to continue to operate the business if one or more of our vendors experience unanticipated Year 2000 problems.

MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         The Company's articles of incorporation authorize it to issue up to 10,000,000 shares of Common Stock, of which 735,868, for a total of $7,358,680, were sold in the initial public offering and are outstanding as of March 12, 1999. As of March 10, 2000, the Company had 928 shareholders of record. There is no established trading market in the Common Stock, and one is not expected to develop in the near future.

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

                      BEACH FIRST NATIONAL BANCSHARES, INC.
                                 AND SUBSIDIARY

                   REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                     (LOGO)
                        ELLIOTT, DAVIS & COMPANY, L.L.P.
                           Certified Public Accounts






               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




Board of Directors
BEACH FIRST NATIONAL BANCSHARES, INC.
Myrtle Beach, South Carolina


         We have audited the accompanying consolidated balance sheets of BEACH FIRST NATIONAL BANCSHARES, INC. (the `Company") AND SUBSIDIARY as of December 31, 1999 and 1998 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY at December 31, 1999 and 1998 and the results of their operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                               /s/ Elliott, Davis & Company, LLP




Elliott, Davis & Company, LLP
Greenville, South Carolina
February 10, 2000

              Internationally -- Moore Stephens Elliott Davis, LLC
                870 S. PLEASANTBURG DRIVE  POST OFFICE BOX 6286
                     GREENVILLE, SOUTH CAROLINA 29606-6286
                TELEPHONE (864) 242-3370  TELEFAX (864) 232-7161

              BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS


                                                                                       DECEMBER 31,
                                                                        ---------------------------------------
                                                                             1999                      1998
                                                                        -------------             -------------
           ASSETS


Cash and due from banks                                                 $   2,516,526             $     970,349
Federal funds sold                                                                 --                 2,250,000
Investment securities                                                       9,283,159                11,524,689
Loans, net                                                                 32,129,114                20,832,341
Property and equipment, net                                                 1,446,424                 1,530,005
Real estate acquired in settlement of loans                                    99,820                   288,074
Other assets                                                                  680,352                   549,164
                                                                        -------------             -------------
       Total assets                                                     $  46,155,395             $  37,944,622
                                                                        =============             =============
       LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
   Deposits
     Noninterest bearing                                                $   5,864,480             $   5,199,610
     Interest bearing                                                      30,971,540                25,935,432
                                                                        -------------             -------------
       Total deposits                                                      36,836,020                31,135,042

   Other liabilities
     Federal Home Loan Bank advances                                        1,900,000                        --
     Federal funds purchased                                                  920,000                        --
     Other                                                                    186,062                   335,924
                                                                        -------------             -------------
       Total liabilities                                                   39,842,082                31,470,966
                                                                        -------------             -------------

COMMITMENTS AND CONTINGENCIES - Notes 7, 9 and 13

SHAREHOLDERS' EQUITY
   Common stock, $1 par value, 10,000,000 shares authorized,
     735,868 shares issued                                                    735,868                   735,868
   Paid-in capital                                                          6,476,481                 6,476,481
   Retained deficit                                                          (687,898)                 (740,819)
   Accumulated other comprehensive income (loss)                             (211,138)                    2,126
                                                                        -------------             -------------

       Total shareholders' equity                                           6,313,313                 6,473,656
                                                                        -------------             -------------

       Total liabilities and shareholders' equity                       $  46,155,395             $  37,944,622
                                                                        =============             =============

The accompanying notes are an integral part of these consolidated financial statements.

              BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                            ----------------------------------------------------------
                                                                1999                   1998                   1997
                                                            ------------           ------------           ------------
INTEREST INCOME
   Loans and fees on loans                                  $  2,469,213           $  1,444,855           $    575,771
   Investment securities                                         628,112                722,708                543,383
   Federal funds sold                                             43,459                133,807                123,185
                                                            ------------           ------------           ------------
         Total interest income                                 3,140,784              2,301,370              1,242,339
INTEREST EXPENSE
   Deposits and borrowings                                     1,458,633              1,153,927                515,167
                                                            ------------           ------------           ------------
         Net interest income                                   1,682,151              1,147,443                727,172
PROVISION FOR POSSIBLE LOAN LOSSES                               154,168                272,500                153,000
                                                            ------------           ------------           ------------
       Net interest income after provision for possible
         loan losses                                           1,527,983                874,943                574,172
                                                            ------------           ------------           ------------
NONINTEREST INCOME
   Service fees on deposit accounts                              157,988                128,059                 26,779
   Gain (loss) on sale of investment securities                  (32,702)               (12,467)                 4,887
   Gain on sale of equipment                                          --                     --                  1,660
   Other income                                                   29,645                 21,536                 16,067
                                                            ------------           ------------           ------------
         Total noninterest income                                154,931                137,128                 49,393
                                                            ------------           ------------           ------------
NONINTEREST EXPENSES
 Salaries and wages                                              725,410                566,706                445,896
 Employee benefits                                                66,292                 48,230                 35,455
 Supplies and printing                                            36,595                 52,265                 46,509
 Advertising and public relations                                 23,126                 30,855                 51,227
 Professional fees                                               134,466                148,487                 98,644
 Depreciation and amortization                                   197,986                194,114                134,903
 Occupancy                                                        49,268                 37,565                 31,694
 Data processing fees                                             70,805                 46,948                 19,910
 Other operating expenses                                        292,045                191,084                141,716
                                                            ------------           ------------           ------------
         Total noninterest expenses                            1,595,993              1,316,254              1,005,954
         Income (loss) before income taxes                        86,921               (304,183)              (382,389)
                                                            ------------           ------------           ------------
INCOME TAX  EXPENSE (BENEFIT)                                     34,000                (71,000)              (136,000)
                                                            ------------           ------------           ------------
         Net income (loss)                                  $     52,921           $   (233,183)          $   (246,389)
                                                            ============           ============           ============
BASIC NET INCOME (LOSS) PER COMMON SHARE                    $        .07           $       (.32)          $       (.33)
                                                            ============           ============           ============

DILUTED NET INCOME (LOSS) PER COMMON
   SHARE                                                    $        .06           $       (.32)          $       (.33)
                                                            ============           ============           ============

The accompanying notes are an integral part of these consolidated financial statements.

              BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    FOR THE YEARS ENDED DECEMBER 31,
                                                                         ------------------------------------------------------
                                                                             1999                 1998                 1997
                                                                         ------------         ------------         ------------
OPERATING ACTIVITIES
   Net income (loss)                                                     $     52,921         $   (233,183)        $   (246,389)
   Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities
     Deferred income taxes                                                     31,000              (71,000)            (136,000)
     Provisions for loan losses                                               154,168              272,500              153,000
     Depreciation and amortization                                            197,986              194,114              134,903
     Writedown on real estate acquired in settlement of loans                  61,192                   --                   --
     Loss (gain) on sale of investment securities                              32,702               12,467               (4,887)
     Gain on sale of equipment                                                     --                   --               (1,660)
     Increase in other assets                                                (214,980)            (120,152)            (192,903)
     Increase in other liabilities                                            120,172               22,012               70,206
                                                                         ------------         ------------         ------------
         Net cash provided by (used in) operating activities                  435,161               76,758             (223,730)
                                                                         ------------         ------------         ------------
INVESTING ACTIVITIES
   Purchase of investment securities                                       (2,790,691)         (11,235,042)         (10,928,847)
   Proceeds from sale of investment securities                              4,678,226           10,576,918            5,130,898
   Decrease (increase) in Federal funds sold                                2,250,000           (1,040,000)           1,350,000
   Increase in loans, net                                                 (11,450,941)          (9,986,237)         (10,193,707)
   Purchase of premises and equipment                                         (96,556)             (24,213)          (1,331,589)
   Proceeds from sale of equipment                                                 --                   --                8,825
                                                                         ------------         ------------         ------------
         Net cash used in investing activities                             (7,409,962)         (11,708,574)         (15,964,420)
                                                                         ------------         ------------         ------------
FINANCING ACTIVITIES
   Proceeds from Federal Home Loan Bank advances                            1,900,000                   --                   --
   Increase in Federal funds purchased                                        920,000                   --                   --
   Net increase in deposits                                                 5,700,978           11,063,121           17,054,265
                                                                         ------------         ------------         ------------
         Net cash provided by financing activities                          8,520,978           11,063,121           17,054,265
                                                                         ------------         ------------         ------------
         Net increase (decrease) in cash and cash equivalents               1,546,177             (568,695)             866,115

CASH AND CASH EQUIVALENTS, BEGINNING
   OF YEAR                                                                    970,349            1,539,044              672,929
                                                                         ------------         ------------         ------------
CASH AND CASH EQUIVALENTS, END OF
   YEAR                                                                  $  2,516,526         $    970,349         $  1,539,044
                                                                         ============         ============         ============
CASH PAID FOR
   Income taxes                                                          $      1,000         $         --         $         --
                                                                         ============         ============         ============
   Interest                                                              $  1,447,576         $  1,147,103         $    477,725
                                                                         ============         ============         ============

SCHEDULE OF NONCASH INVESTING ACTIVITY
   Real estate acquired in settlement of loans                           $         --         $    288,074         $         --
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

              BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

         BEACH FIRST NATIONAL BANCSHARES, INC. (the "Company") was incorporated July 28, 1995 under the laws of the State of South Carolina for the purpose of operating as a bank holding company with respect to a then proposed de novo bank, Beach First National Bank (the "Bank"). During 1997, the Company obtained regulatory approval to operate a national bank and opened for business on September 23, 1997. The Bank provides full commercial banking services to customers and is subject to regulation by the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation. The Company is subject to regulation by the Federal Reserve Board.

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

   INVESTMENT SECURITIES
     The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The statement requires investments in equity and debt securities to be classified into three categories:

     1. Available for sale: These are securities which are not classified as either held to maturity or as trading securities. These securities are reported at fair market value. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders' equity (accumulated other comprehensive income (loss).

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

     Under SFAS No. 114, as amended by SFAS No. 118, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. When this doubt does not exist, cash receipts are applied under the contractual terms of the loan agreement first to principal then to interest income. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

     A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting. As of December 31, 1999 and 1998, the Company had no impaired loans.

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

   RECENTLY ISSUED ACCOUNTING STANDARDS
     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." All derivatives are to be measured at fair market value and recognized in the balance sheet as assets or liabilities. This statement's effective date was delayed by the issuance of SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133," and is effective for fiscal years and quarters beginning after June 15, 2000. The Company does not expect that the adoption of SFAS No. 137 will have a material impact on the presentation of the Company's financial results or financial position.

     Accounting standards that have been proposed or issued by standard-setting groups that do not require adoption until a future date will have no material impact on the financial statements upon adoption.


NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

         The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank or on deposit with the Federal Reserve Bank. At December 31, 1999 and 1998 these required reserves were met by vault cash.

NOTE 3 - INVESTMENT SECURITIES

           The amortized costs and fair value of investment securities are as follows:

                                                                                  DECEMBER 31, 1999
                                                       -----------------------------------------------------------------------
                                                                                  GROSS UNREALIZED
                                                        AMORTIZED          -------------------------------           FAIR
                                                          COST                GAINS              LOSSES              VALUE
                                                       -----------         -----------         -----------         -----------

Federal agencies                                       $   462,585         $        --         $    10,528         $   452,057
Mortgage-backed                                          8,837,430                  --             309,378           8,528,052
Federal Reserve Bank (FRB) stock - restricted              190,850                  --                  --             190,850
Federal Home Loan Bank (FHLB) stock - restricted           112,200                  --                  --             112,200
                                                       -----------         -----------         -----------         -----------
       Total securities                                $ 9,603,065         $        --         $   319,906         $ 9,283,159
                                                       ===========         ===========         ===========         ===========


                                                                                  DECEMBER 31, 1998
                                                       -----------------------------------------------------------------------

Federal agencies                                       $ 1,596,849         $     8,049         $        --         $ 1,604,898
Mortgage-backed                                          9,732,507                  --               3,566           9,728,941
FRB stock - restricted                                     190,850                  --                  --             190,850
                                                       -----------         -----------         -----------         -----------
       Total securities                                $11,520,206         $     8,049         $     3,566         $11,524,689
                                                       ===========         ===========         ===========         ===========

           The amortized costs and fair values of investment securities at December 31, 1999, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                         AMORTIZED
                                                                                           COST              FAIR VALUE
                                                                                      --------------       --------------

   Due after five through ten years                                                   $      462,585       $      452,057
   Due after ten years                                                                     8,837,430            8,528,052
   FRB stock (no maturity)                                                                   190,850              190,850
   FHLB stock (no maturity)                                                                  112,200              112,200
                                                                                      --------------       --------------
       Total investment securities                                                    $    9,603,065       $    9,283,159
                                                                                      ==============       ==============

           During 1999, 1998 and 1997 gross proceeds from the sale of investment securities was $4,678,226, $10,576,918 and $5,130,898, respectively. Net losses from the sale of investment securities in 1999 and 1998 were $32,702 and $12,467, respectively, and net gains in 1997 were $4,887. As of December 31, 1999 and 1998, there were no securities pledged as collateral for public funds.

NOTE 4 - LOANS

           The composition of net loans by major loan category is presented below:

                                                                                       DECEMBER 31,
                                                                        ---------------------------------------
                                                                             1999                      1998
                                                                        -------------             -------------

Commercial                                                              $   5,914,549             $   4,912,666
Real estate - construction                                                  3,357,946                 1,432,612
Real estate - mortgage                                                     19,015,339                11,033,354
Consumer                                                                    4,250,158                 3,716,924
                                                                        -------------             -------------
Loans, gross                                                               32,537,992                21,095,556
Less allowance for possible loan losses                                      (408,878)                 (263,215)
                                                                        -------------             -------------
Loans, net                                                              $  32,129,114             $  20,832,341
                                                                        =============             =============

           At December 31, 1999 and 1998, there were no nonaccruing loans.

NOTE 5 - ALLOWANCE FOR POSSIBLE LOAN LOSSES

           The allowance for possible loan losses is available to absorb future loan charge-offs. The allowance is increased by provisions charged to operating expenses and by recoveries of loans which were previously written-off. The allowance is decreased by the aggregate loan balances, if any, which were deemed uncollectible during the year.

           Activity within the allowance for possible loan losses account follows:

                                                                                         FOR THE YEARS ENDED
                                                                                              DECEMBER 31,
                                                                      ---------------------------------------------------------
                                                                          1999                   1998                  1997
                                                                      ------------           -----------           ------------
Balance, beginning of year                                            $    263,215           $    169,502           $     16,502
Recoveries of loans previously charged against the allowance                    --                  1,499                     --
Provision for loan losses                                                  154,168                272,500                153,000
Loans charged against the allowance                                         (8,505)              (180,286)                    --
                                                                      ------------           ------------           ------------
Balance, end of year                                                  $    408,878           $    263,215           $    169,502
                                                                      ============           ============           ============

NOTE 6 - PROPERTY AND EQUIPMENT

           Property and equipment are stated at cost less accumulated depreciation. Components of property and equipment included in the consolidated balance sheets are as follows:

                                                                                      DECEMBER 31,
                                                                        ---------------------------------------
                                                                             1999                      1998
                                                                        -------------             -------------

Land                                                                    $     218,608             $     218,608
Buildings and improvements                                                    994,339                   994,339
Furniture and equipment                                                       610,842                   534,378
Software                                                                      104,819                    84,728
                                                                        -------------              ------------
                                                                            1,928,608                 1,832,053
Accumulated depreciation                                                     (482,184)                 (302,048)
                                                                        -------------             -------------
    Total property and equipment                                        $   1,446,424             $   1,530,005
                                                                        =============             =============

                                                                     (Continued)

           Depreciation expense for the years ended December 31, 1999, 1998 and 1997 amounted to $180,136, $176,524 and $117,314, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

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
Furniture and equipment                             5 to 7               Straight-line
Buildings and improvements                         5 to 40               Straight-line

NOTE 7 - REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

           During January of 1998, the Bank discovered a kiting operation involving two customers' accounts. As part of recovering amounts at risk from the fraud, a deed was taken in lieu of foreclosure on a single family residence. The estimated fair value of the property, net of various settlement costs, at December 31, 1999 is $238,074. During 1999 and 1998, $50,000 and $100,000,
respectively, of amounts previously thought to be recoverable were charged to operations. The Bank continues to employ various recovery and loss minimization strategies. Management does not believe any possible future losses due to the fraud will have a material impact on the results of operations of the Company or stockholders' equity.


NOTE 8 - DEPOSITS

           The following is a detail of the deposit accounts:

                                                                                                   DECEMBER 31,
                                                                                        ---------------------------------
                                                                                              1999             1998
                                                                                        ---------------   ---------------
   Non-interest bearing                                                                 $     5,864,480   $     5,199,610
   Interest bearing:
     NOW accounts                                                                             1,412,808         1,180,513
     Money market accounts                                                                    4,045,269         3,317,331
     Savings                                                                                  4,512,060         4,645,653
     Time, less than $100,000                                                                14,327,578        11,678,302
     Time, $100,000 and over                                                                  6,673,825         5,113,633
                                                                                        ---------------   ---------------
   Total deposits                                                                       $    36,836,020   $    31,135,042
                                                                                        ===============   ===============

           Interest expense on time deposits greater than $100,000 was $312,030 in 1999, $260,466 in 1998 and $97,660 in 1997.

           At December 31, 1999 the scheduled maturities of certificates of deposit are as follows:

                      2000                           $      12,997,379
                      2001                                   5,265,709
                      2002                                   2,272,521
                      2003                                     465,794
                                                     -----------------
                                                     $      21,001,403
                                                     =================

NOTE 9 - COMMITMENTS AND CONTINGENCIES

           The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, arising from such litigation and claims either have been properly accrued for or will not be material to shareholders' equity or the net income from operations.

           Refer to Note 13 concerning financial instruments with off balance sheet risk.


NOTE 10 - LINES OF CREDIT

           At December 31, 1999, the Bank had $920,000 outstanding on $3,000,000 of lines of credit to purchase federal funds from unrelated banks. These lines of credit are available on a one to seven day basis for general corporate purposes of the Bank. All of the lenders have reserved the right to withdraw these lines at their option.


NOTE 11 - INCOME TAXES

           The income tax benefits of $71,000 recorded in 1998 and $136,000 in 1997 reflect the value of net operating losses available for offset against future taxable income. The resulting deferred tax asset is presented with other assets in the consolidated balance sheets. Net operating losses available to offset future taxable income amounted to approximately $525,000 at December 31, 1999 and expire in 2012 and 2013.


NOTE 12 - RELATED PARTY TRANSACTIONS

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

           A summary of loan transactions with directors, including their affiliates, and executive officers follows:

                                                                               FOR THE YEARS ENDED
                                                                                   DECEMBER 31,
                                                            ----------------------------------------------------------
                                                                1999                   1998                   1997
                                                            ------------           ------------           ------------
Balance, beginning of year                                  $  2,505,386           $  2,662,407           $     70,531
New loans                                                      3,315,398              1,552,088              2,727,835
Less loan payments                                             1,883,930              1,709,109                135,959
                                                            ------------           ------------           ------------
Balance, end of year                                        $  3,936,854           $  2,505,386           $  2,662,407
                                                            ============           ============           ============

           Deposits by directors and their related interests, at December 31, 1999 and 1998, approximated $5,450,000 and $1,928,000, respectively.

NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

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

           Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 1999, unfunded commitments to extend credit were $3,586,349, of which $1,286,856 is at fixed rates and $2,299,493 is at variable rates. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

           At December 31, 1999, there was a $25,000 commitment under a letter of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.


NOTE 14 - EMPLOYEE BENEFIT PLAN

           On January 1, 1997, the Company adopted the Beach First National Bank Profit Sharing and 401(k) Plan for the benefit of all eligible employees. The Company contributes to the Plan annually upon approval by the Board of Directors. Contributions made to the Plan in 1999 and 1998 amounted to $11,854 and $10,398, respectively.

NOTE 15 - STOCK OPTION PLAN

           On April 30, 1997, the Company adopted a stock option plan for the benefit of the directors, officers and employees. The Board may grant up to 110,000 options at an option price per share not less than the fair market value on the date of grant. The directors were granted 1,500 options each that vested immediately. All other options granted to officers and employees vest 20 percent each year for five years and expire 10 years from the grant date. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost been determined based on the fair value at the grant date for the above stock option awards consistent with the provisions of SFAS No. 123, the Company's net income (loss) and net income
(loss) per common share would have changed to the pro forma amounts indicated below:




                                                                     (Continued)

                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                            -----------------------------------------------------------
                                                                1999                   1998                   1997
                                                            ------------           ------------           ------------
Net income (loss)
  As reported                                               $     52,921           $   (233,183)          $   (246,389)
  Pro forma                                                       (1,451)              (286,381)              (276,804)
Basic net income (loss) per common share
  As reported                                                        .07                   (.32)                  (.33)
  Pro forma                                                          .00                   (.39)                  (.38)
Diluted net income (loss) per common share
  As reported                                                        .06                   (.32)                  (.33)
  Pro forma                                                          .00                   (.39)                  (.38)

           The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model and the minimum value method allowed by SFAS 123. The risk free interest rate used was 5.89 percent, the expected option life was 5 years and the assumed dividend rate was zero.

           A summary of the status of the plan as of December 31, 1999, 1998 and 1997 and changes during the years ending on those dates is presented below:

                                                1999                           1998                             1997
                                    ---------------------------     --------------------------       ----------------------------
                                                    WEIGHTED                       WEIGHTED                           WEIGHTED
                                                    AVERAGE                        AVERAGE                            AVERAGE
                                    SHARES       EXERCISE PRICE     SHARES      EXERCISE PRICE       SHARES        EXERCISE PRICE
                                    -------      --------------     -------     --------------       -------       ---------------
Outstanding at beginning
    of year                         103,978      $    10.07         101,048       $    10.00              --       $       --
Granted                               1,000           12.00           4,585            11.76         103,293            10.00
Exercised                                --              --              --               --              --               --
Forfeited or expired                     --              --          (1,655)           10.48          (2,245)           10.00
                                    -------                         -------                          -------
Outstanding at end
    of year                         104,978           10.08         103,978            10.07         101,048       $    10.00
                                    =======                         =======                          =======

Options exercisable
    at year-end                      69,714           10.02          53,118            10.03          35,975            10.00

Shares available for
    grant                             5,022              --           6,022               --           8,952               --

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

NOTE 17 - COMMON STOCK AND EARNINGS PER SHARE

            SFAS No. 128, "Earnings per Share" requires that the Company present basic and diluted net income (loss) per common share. The assumed conversion of stock options creates the difference between basic and diluted net income (loss) per common share. Income (loss) per share is calculated by dividing net income by the weighted average number of common shares outstanding for each period presented. The weighted average number of common shares outstanding for basic net income (loss) per common share was 735,868 in 1999, 1998 and 1997. The weighted average number of common shares outstanding for diluted net income per common share was 824,050 in 1999. In 1998 and 1997 the Company reported net losses and the diluted computation was antidilutive.


NOTE 18 - REGULATORY MATTERS

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

           Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

           As of December 31, 1999, the most recent notification of the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

                                                                                                        TO BE WELL CAPITALIZED
                                                                                 FOR CAPITAL            UNDER PROMPT CORRECTIVE
                                                                               ADEQUACY PURPOSES          ACTION PROVISIONS
                                                                           ----------------------       -----------------------
                                                       ACTUAL                      MINIMUM                      MINIMUM
                                              ----------------------       ----------------------       -----------------------
                                               AMOUNT          RATIO        AMOUNT          RATIO        AMOUNT          RATIO
                                              --------         -----       --------         -----       --------         -----
                                                                               (AMOUNTS IN $000)
AS OF DECEMBER 31, 1999
   Total Capital (to risk weighted
     assets)                                  $  6,032          17.7%      $  2,721           8.0%      $  3,401          10.0%
   Tier 1 Capital (to risk weighted
     assets)                                     5,623          16.5          1,360           4.0          2,041           6.0
   Tier 1 Capital (to average assets)            5,623          12.7          1,773           4.0          2,217           5.0

AS OF DECEMBER 31, 1998
   Total Capital (to risk weighted
     assets)                                  $  5,817          23.8%      $  1,959           8.0%      $  2,449          10.0%
   Tier 1 Capital (to risk weighted
     assets)                                     5,553          22.7            980           4.0          1,469           6.0
   Tier 1 Capital (to average assets)            5,553          15.1          1,472           4.0          1,840           5.0

NOTE 19 -FAIR VALUE OF FINANCIAL INSTRUMENTS

            SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information, whether or not recognized in the balance sheets, when it is practical to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment and other assets and liabilities.

         Fair value approximates carrying value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks and federal funds sold.

         Securities are valued using quoted fair market prices. Fair value for the Company's off-balance sheet financial instruments is based on the discounted present value of the estimated future cash flows.

         Fair value for variable rate loans that reprice frequently, loans held for sale and for loans that mature in less than one year is based on the carrying value. Fair value for fixed rate mortgage loans, personal loans and all other loans (primarily commercial) maturing after one year is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

         Fair value for demand deposit accounts and interest-bearing accounts with no fixed maturity date is equal to the carrying value. Certificate of deposit accounts and securities sold under repurchase agreements maturing within one year are valued at their carrying value. The fair value of certificate of deposit accounts and securities sold under repurchase agreements maturing after one year are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.

         Fair value for long-term debt is based on discounted cash flows using the Company's current incremental borrowing rate. Discount rates used in these computations approximate rates currently offered for similar borrowings of comparable terms and credit quality.

         The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts which could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses which would be incurred in an actual sale or settlement are not taken into consideration in the fair value presented.

         The estimated fair values of the Company's financial instruments are as follows:

                                                                                          DECEMBER 31,
                                                                     -----------------------------------------------------
                                                                                1999                        1998
                                                                     -------------------------   -------------------------
                                                                       CARRYING       FAIR        CARRYING        FAIR
                                                                        AMOUNT        VALUE        AMOUNT         VALUE
                                                                     -----------   -----------   -----------   -----------
FINANCIAL ASSETS:
  Cash and due from banks                                            $ 2,516,526   $ 2,516,526   $   970,349   $   970,349
  Federal funds sold                                                           -            --     2,250,000     2,250,000
  Investment securities                                                9,283,159     9,283,159    11,524,689    11,524,689
  Loans, net                                                          32,129,114    30,131,000    20,832,341    20,657,000
FINANCIAL LIABILITIES:
  Deposits                                                            36,836,020    29,468,816    31,135,042    26,776,136
  FHLB advances                                                        1,900,000     1,900,000            --            --
  Federal funds purchased                                                920,000       920,000            --            --
FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:
  Commitments to extend credit                                         3,586,349     3,586,349     2,492,872     2,492,872
  Standby letters of credit                                               25,000        25,000        25,000        25,000

NOTE 20 - PARENT COMPANY FINANCIAL INFORMATION

         Following is condensed financial information of Beach First National Bancshares, Inc. (parent company only):

                            CONDENSED BALANCE SHEETS

                                                                                                     DECEMBER 31,
                                                                                        ---------------------------------
                                                                                               1999              1998
                                                                                        ---------------   ---------------

ASSETS
Cash                                                                                    $        56,254         $  12,790
Due from Bank subsidiary                                                                        104,754           353,038
Investment in Bank subsidiary                                                                 5,438,309         5,596,215
Securities available for sale                                                                   730,369           537,560
Other assets                                                                                     16,596            10,681
                                                                                        ---------------   ---------------

       Total assets                                                                     $     6,346,282   $     6,510,284
                                                                                        ===============   ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable                                                                        $        32,969   $        36,628
Shareholders' equity                                                                          6,313,313         6,473,656
                                                                                        ---------------   ---------------

       Total liabilities and shareholders' equity                                       $     6,346,282   $     6,510,284
                                                                                        ===============   ===============

                       CONDENSED STATEMENTS OF OPERATIONS

                                                                                  FOR THE YEARS ENDED  DECEMBER 31,
                                                                         ------------------------------------------------
                                                                            1999               1998               1997
                                                                         ----------         ----------         ----------
REVENUES
Interest income                                                          $   40,337         $   46,720         $   48,329
Loss on sale of securities                                                   (1,363)            (1,155)                --
Other income                                                                     91                100              6,818
                                                                         ----------         ----------         ----------
       Total revenues                                                        39,065             45,665             55,147
                                                                         ----------         ----------         ----------
EXPENSES
Depreciation and amortization                                                 2,900              2,900              2,900
Other expenses                                                               25,081             53,630             36,205
                                                                         ----------         ----------         ----------
       Total expenses                                                        27,981             56,530             39,105
                                                                         ----------         ----------         ----------
Income (loss) before equity in undistributed
   net income (loss) of Bank subsidiary                                      11,084            (10,865)            16,042
Equity in undistributed net income (loss) of Bank subsidiary                 41,837           (222,318)          (262,431)
                                                                         ----------         ----------         ----------

       Net income (loss)                                                 $   52,921         $ (233,183)        $ (246,389)
                                                                         ==========         ==========         ==========


                                                                     (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                                  FOR THE YEARS ENDED  DECEMBER 31,
                                                                         ------------------------------------------------------
                                                                             1999                 1998                 1997
                                                                         ------------         ------------         ------------

OPERATING ACTIVITIES
   Net income (loss)                                                     $     52,921       $     (233,183)        $   (246,389)
   Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities
     Equity in undistributed net income (loss) of
       the bank subsidiary                                                    (41,837)             222,318              262,431
     Depreciation and amortization                                              2,900                2,900                2,900
     Decrease (increase) in due from Bank                                     248,284             (353,038)                  --
     (Gain) loss on sale of securities                                          1,363                1,155                 (887)
     (Increase) decrease in other assets                                       (5,915)              50,412              (44,706)
     (Decrease) increase in accounts payable                                   (3,659)              17,690               (5,270)
                                                                         ------------         ------------         ------------
         Net cash provided by (used for) operating activities                 254,057             (291,746)             (31,921)
                                                                         ------------         ------------         ------------

INVESTING ACTIVITIES
   Purchase of securities available for sale                                 (343,000)            (609,693)          (1,501,288)
   Proceeds from sale of securities available for sale                        132,407              866,424              699,518
                                                                         ------------         ------------         ------------
         Net cash provided by (used for) investing activities                (210,593)             256,731             (801,770)
                                                                         ------------         ------------         ------------

         Net increase (decrease) in cash and cash equivalents                  43,464              (35,015)            (833,691)

CASH AND CASH EQUIVALENTS, BEGINNING
   OF YEAR                                                                     12,790               47,805              881,496
                                                                         ------------         ------------          -----------
CASH AND CASH EQUIVALENTS, END OF YEAR                                   $     56,254         $     12,790         $     47,805
                                                                         ============         ============         ============

              BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                                                      ACCUMULATED
                                                         COMMON STOCK                                    OTHER         TOTAL
                                                      -------------------     PAID-IN      RETAINED  COMPREHENSIVE  SHAREHOLDERS'
                                                      SHARES     AMOUNT       CAPITAL      DEFICIT   INCOME (LOSS)    EQUITY
                                                      -------   ---------    ----------   ---------  -------------  -----------

BALANCE, DECEMBER 31, 1996                            735,868   $ 735,868    $6,476,481   $(261,247)   $   9,667    $ 6,960,769
                                                                                                                    -----------
   Net loss                                                --          --            --    (246,389)          --       (246,389)
   Other comprehensive loss, net of income taxes:
     Unrealized gain on investment securities              --          --            --          --        1,042          1,042
     Less reclassification adjustments for gains
       included in net income (loss)                       --          --            --          --       (4,887)        (4,887)
                                                                                                                    -----------
   Comprehensive loss                                      --          --            --          --           --       (250,234)
                                                      -------   ---------    ----------   ---------    ---------    -----------
BALANCE, DECEMBER 31, 1997                            735,868     735,868     6,476,481    (507,636)       5,822      6,710,535
                                                                                                                    -----------
   Net loss                                                --          --            --    (233,183)    (233,183)
   Other comprehensive loss, net of income taxes:
     Unrealized loss on investment securities              --          --            --          --      (11,924)       (11,924)
     Less reclassification adjustments for losses
       included in net income (loss)                       --          --            --          --        8,228          8,228
                                                                                                                    -----------
   Comprehensive loss                                      --          --            --          --           --       (236,879)
                                                      -------   ---------    ----------   ---------    ---------    -----------
BALANCE, DECEMBER 31, 1998                            735,868     735,868     6,476,481    (740,819)       2,126      6,473,656
                                                                                                                    -----------
   Net income                                              --          --            --      52,921           --         52,921
   Other comprehensive loss, net of income taxes:
     Unrealized loss on investment securities              --          --            --          --     (234,847)      (234,847)
     Less reclassification adjustments for losses
       included in net income                              --          --            --          --       21,583         21,583
                                                                                                                    -----------
   Comprehensive loss                                                                                        --       (160,343)
                                                      -------   ---------    ----------   ---------    ---------    -----------
BALANCE, DECEMBER 31, 1999                            735,868   $ 735,868    $6,476,481   $(687,898)   $(211,138)   $ 6,313,313
                                                      =======   =========    ==========   =========    =========    ===========

The accompanying notes are an integral part of these consolidated financial statements.

           BEACH FIRST NATIONAL BANCSHARES, INC. - BOARD OF DIRECTORS

        NAME AND                                       PRINCIPAL                           POSITION WITH
         ADDRESS                                      OCCUPATION                              COMPANY
        --------                                      ----------                           -------------
 Michael Bert Anderson                            Hotel Owner                       Director and Secretary
    Myrtle Beach, SC

  Orvis Bartlett Buie                     Certified Public Accountant                      Director
    Myrtle Beach, SC

 Raymond E. Cleary III                              Dentist                            Chairman and CEO
    Myrtle Beach, SC

     Vernie E. Dove                             Insurance Agent                            Director
    Myrtle Beach, SC

   Jack L. Green, Jr                             Orthodontist                              Director
    Myrtle Beach, SC

 Michael D. Harrington                            Contractor                               Director
    Myrtle Beach, SC

     Joe N. Jarrett                           Orthopedic Surgeon                           Director
    Myrtle Beach, SC

   Richard E. Lester                               Attorney                                Director
    Myrtle Beach, SC

   Rick H. Seagroves                      Franchise Restaurant Owner                       Director
    Myrtle Beach, SC

      Don J. Smith                                Real Estate                              Director
    Myrtle Beach, SC

Samuel Robert Spann, Jr                       Roofing Contractor                           Director
   Murrells Inlet, SC

 B. Larkin Spivey, Jr                        Campground Owner and                          Director
    Myrtle Beach, SC                         Real Estate Investor

Walter E. Standish, III                        President and CEO                           Director
    Myrtle Beach, SC                       Beach First National Bank

    James C. Yahnis                             Beer Wholesaler                            Director
   Murrells Inlet, SC

                      BEACH FIRST NATIONAL BANK - OFFICERS

Walter E. Standish, III        President and Chief Executive Officer

Ann W. Jones                   Executive Vice President

Katie Huntley                  Executive Vice President

Barbara Abrams                 Vice President

Jerome Smoak                   Vice President

Tiffany Suggs                  Assistant Vice President

Linda Dickinson                Assistant Vice President

ANNUAL MEETING OF SHAREHOLDERS:

         The Annual Meeting of Shareholders of Beach First National Bancshares, Inc. will be held at the Myrtle Beach Convention Center, 2101 North Oak Street, Myrtle Beach, South Carolina 29577 on Wednesday, April 26, 2000, at 2:00 p.m.


CORPORATE OFFICE:                                    GENERAL COUNSEL:
----------------                                     ---------------
1550 North Oak Street                                Nelson Mullins Riley & Scarborough, L.L.P.
Myrtle Beach,  South Carolina 29577                  First Union Plaza
(843) 626-2265                                       999 Peachtree Street, NE / Suite 1400
(843) 916-7818 Fax                                   Atlanta, Georgia 30309

REGISTRAR AND TRANSFER AGENT:
----------------------------
First-Citizens Bank and Trust Company of South Carolina
P. O. Box 29
Columbia, South Carolina 29202

COPIES OF THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WILL BE FURNISHED AT NO CHARGE TO SHAREHOLDERS AS OF THE RECORD DATE UPON WRITTEN REQUEST TO: ANN W. JONES, BEACH FIRST NATIONAL BANCSHARES, INC., 1550 NORTH OAK STREET, MYRTLE BEACH, SOUTH CAROLINA 29577