Form 10KSB, Exhibit 13
period 2000-12-31
BEACH FIRST NATIONAL BANCSHARES INC
filed 2001-03-19
CIK 949228

EXHIBIT 13


BEACH FIRST NATIONAL BANCHARES, INC. 2000 ANNUAL REPORT

                               TABLE OF CONTENTS

Letter to Shareholders............................................................................................3

Selected Consolidated Financial Highlights........................................................................4

Management's Discussion and Analysis of Financial
Condition and Results of Operations............................................................................5-16

Report of Independent Certified Public Accountants...............................................................18

Consolidated Financial Statements.............................................................................19-36

Directors and Officers and Shareholder Information............................................................37-38

Market for Company's Common Stock................................................................................38


COPIES OF THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WILL BE FURNISHED AT NO CHARGE TO SHAREHOLDERS AS OF THE RECORD DATE UPON WRITTEN REQUEST TO: STEPHANIE L. VICKERS, BEACH FIRST NATIONAL BANCSHARES, INC., 1550 OAK STREET, MYRTLE BEACH, SOUTH CAROLINA 29577.

                  [BEACH FIRST NATIONAL BANCSHARES, INC. LOGO]


                           LETTER TO OUR SHAREHOLDERS

I am very pleased to report that 2000 was a year of record earnings and growth for National Bank. Net income more than tripled to $230,723. The Bank's performance will allow us to continue to expand the breadth and depth of services provided within the community. We believe we have positioned the Bank for even better results in the future by employing the staff, technology, and support needed to capitalize on the growth in our market area.

In 2000, the assets of the Company increased to $63 million, up $17 million or 38% at year-end. Growth in deposits of $20 million in 2000 allowed us to expand our lending activity in the local community. This is evidenced by the increase in total loans of $13 million for a year-end balance of $45 million.

The year 2000 not only marked a year of financial growth but physical growth as well. Construction began on a new branch located at the intersection of Highway 544 and Highway 17 Bypass in Surfside Beach. This new facility will help fulfill the Beach First mission of serving residents and businesses throughout the Grand Strand.

Beach First National Bank received commendation from Bauer Financial Reports, Inc. with a superior five-star rating, the highest rating available. Bauer Financial Reports ranks banks nationwide taking into account all areas of a bank's performance. The progress we have made is encouraging and the future is exciting. Our community is responding to our local management and local decision making. That is how we will build for the future.

We anticipate 2001 to be a year of continued growth and profitability. Under the leadership of our Board, and with our staff of dedicated professionals, we continue to focus on customer service and new banking products and services our customers want and need.

I would like to extend sincere thanks to the stockholders, directors, officers and staff for their efforts in support of the company in 2000. We have set high goals for Beach First in the coming years, and working together, we are confident of achieving them.




/s/ Walter E. Standish, III
-------------------------------------
Walter E. Standish, III
President and Chief Executive Officer

                     BEACH FIRST NATIONAL BANCSHARES, INC.
                   SELECTED CONSOLIDATED FINANCIAL HIGHLIGHTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                        2000             1999              1998
                                                      -------           -------           -------
Earnings:
       Net income (in thousands)                      $   231           $    53           $  (233)
       Net income (loss) per share - basic            $  0.31           $  0.07             (0.32)
       Net income (loss) per share - diluted          $  0.28           $  0.06             (0.32)

Year End Balances (in thousands):
       Total assets                                   $63,770           $46,155           $37,945
       Loans (net of unearned income)                  45,622            32,538            21,095
       Deposits                                        56,727            36,836            31,135
       Shareholders equity                            $ 6,729           $ 6,313           $ 6,474

Average Balances:
       Total assets                                   $55,265           $40,798           $32,462
       Loans (net of unearned income)                  39,032            26,975            15,704
       Deposits                                        48,364            33,621            25,616
       Shareholders equity                            $ 6,521           $ 6,387           $ 6,599

Selected Ratios:
       Net interest margin                               4.15%             4.47%             3.90%
       Return on average assets                          0.41%             0.13%            (0.72)%
       Return on average equity                          3.54%             0.83%            (3.53)%

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         We conduct a community-oriented commercial and retail banking business in Myrtle Beach, South Carolina and the surrounding communities. We commenced operations on September 23, 1996 and completed our fourth full year of operations on December 31, 2000. From the outset, we have focused on serving the banking needs of small businesses and individuals, and we have emphasized our local management and ownership. We have grown steadily each year, increasing from $27.0 million in total assets at December 31, 1997 to $38.0 million at December 31, 1998, to $46.1 million at December 31, 1999, and to $63.8 million at December 31, 2000. We enjoyed our first quarterly profit in the second quarter of 1999, and we have been profitable each subsequent quarter through the date of this prospectus.

         In March 2000, Walt Standish became our new president and chief executive officer. Mr. Standish has strong ties to the business community in Myrtle Beach, having served as Bank of America's retail executive for the Grand Strand from 1990 to 1995. Under Mr. Standish's leadership, we have begun to grow more rapidly. Our total assets have increased to $63.8 million at December 31, 2000, a 38% increase since December 31, 1999, and our net income was $231,000 for the year ended December 31, 2000, an increase of $178,000, or 336%, over the same period in 1999.

         The following table sets forth selected measures of our financial performance for the periods indicated:


                                                      YEARS ENDED DECEMBER 31,
                             -----------------------------------------------------------------------------
                                 2000                1999                  1998                   1997
                             -----------          -----------          ------------           ------------
  Total Revenues(1)          $ 2,226,214          $ 1,837,082          $  1,284,571           $    776,565
  Net Income(Loss)               230,723               52,921              (233,183)              (246,389)
  Total Assets                63,770,016           46,155,395            37,944,622             26,938,244
  Total Loans                 45,622,155           32,537,992            21,095,556             11,288,106
  Total Deposits              56,726,511           36,836,020            31,135,042             20,071,921

(1) Total revenues equal net interest income plus total noninterest income.

         The following discussion contains our analysis of our financial condition and results of operations beginning with the year ended December 31, 1999. Comparisons of our results for the periods presented should be made with an understanding of our short history. The following discussion should also be read in conjunction with the preceding "Selected Consolidated Financial Data" and the Financial Statements and related notes and the other financial data included elsewhere in this prospectus.

ANALYSIS OF THE FISCAL YEARS ENDED DECEMBER 31, 1999 AND 2000

NET INCOME

         For the year ended December 31, 2000, our net income was $230,723, or $.31 per basic common share, as compared to $52,921, or $.07 per basic common share, for the year ended December 31, 1999. Our net income increased in 2000 primarily due to increases in net interest income and noninterest income that resulted from the significant growth in our assets and deposits over this period.

         Our earnings in 2000 and 1999 were reduced by expenses we incurred related to a check kiting operation discovered in 1998. We incurred an aggregate of approximately $50,000 in 1999 and $57,000 in 2000 in expenses related to this kiting operation. In March 1999, we settled one lawsuit related to the kiting issue and the matter was fully settled in August 2000. All expenses related to this kiting operation are reflected in the Financial Statements and we do not expect to incur any material additional expenses related to this matter.

         We had total assets of $63.8 million at December 31, 2000, an increase of 38.1% from $46.2 million at December 31, 1999. Our total deposits increased to $56.7 million at December 31, 2000, up 54.1% from $36.8 million at December 31, 1999. Our return on average assets for 2000 was 0.41% compared to 0.13% in 1999; and our return on average equity was 3.54% in 2000 versus .83% in 1999. The improvement in net income reflects our continued growth since Mr. Standish became our chief executive officer, with average earning assets increasing 39.9% to $52.6 million during 2000 from $37.6 million during the same period of 1999.

NET INTEREST INCOME

         General. Our primary source of revenue is net interest income, which is the difference between the income on interest-earning assets and expense on interest-bearing liabilities. Our net interest income increased $501,688, or 29.8%, to $2.2 million in 2000 from $1.7 million in 1999. The increase in net interest income was due primarily to the growth of our bank, as reflected in an increase in our average earning assets. Average earning assets increased to $52.6 million during 2000, a 39.9% increase from $37.6 million in 1999.

         Net interest spread, the difference between the yield we earn on interest-earning assets and the rate we pay on interest-bearing liabilities, was 3.11% for the year ended December 31, 2000, compared to 3.25% for the year ended December 31, 1999. Our net interest margin, which is net interest income divided by average interest-earning assets, was 4.15% for the year ended December 31, 2000 and 4.47% for the year ended December 31, 1999. This decrease resulted primarily from an increase in the yield we paid to attract interest-bearing deposits.

         Average Balances, Income and Expenses and Rates. The following table sets forth, for the periods indicated, information related to our average balance sheet and average yields on assets and average costs of liabilities. We derived these yields by dividing income or expense by the average balance of the corresponding assets or liabilities. We derived average balances from the daily balances throughout the periods indicated.

                AVERAGE BALANCES, INCOME AND EXPENSES, AND RATES


                                           For the year ended                          For the year ended
                                            December 31, 2000                           December 31, 1999
                                            -----------------                           -----------------

                                   Average           Income/            Yield/       Average           Income/            Yield/
                                   Balance           Expense             Rate        Balance           Expense             Rate
                                 -----------        ----------          ------     -----------        ----------          ------

Federal funds sold and
short term investments           $ 4,853,585        $  334,086           6.88%     $   801,068        $   43,459           5.43%

Investment securities              8,692,972           586,035           6.74%       9,749,303           628,112           6.44%
Loans                             39,031,825         3,713,902           9.52%      27,040,512         2,469,213           9.13%
                                 -----------        ----------           ----      -----------        ----------           ----
     Total earning assets        $52,578,382        $4,634,023           8.92%     $37,590,883        $3,140,784           8.36%
                                 ===========        ==========           ====      ===========        ==========           ====

Interest-bearing deposits         41,278,325         2,396,778           5.81%     $27,964,934        $1,427,691           5.11%
Other borrowings                     893,142            53,406           5.98%         594,934            30,942           5.20%
                                 -----------        ----------           ----      -----------        ----------           ----
     Total
interest-bearing
      liabilities                $42,171,467        $2,450,184           5.81%     $28,559,868        $1,458,633           5.11%
                                 ===========        ==========           ====      ===========        ==========           ====

Net interest spread                                                     3.11%                                              3.25%
Net interest income/margin                          $2,183,839          4.15%                         $1,682,151           4.47%
                                                    ==========           ====                         ==========           ====

         Analysis of Changes in Net Interest Income. The following table sets forth the effect which the varying levels of earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented. The change in net interest income is primarily due to the increases in volume of both loans and deposits rather than changes in average rates.

ANALYSIS OF CHANGES IN NET INTEREST INCOME


                                   For the year ended December 31,             For the year ended December 31,
                              ------------------------------------------  ------------------------------------------
                                                2000 versus 1999                                  1999 versus 1998
                                  ---------------------------------------------       -------------------------------------------
                                    Volume            Rate           Net change         Volume            Rate          Net change
                                  -----------       ---------       -----------       -----------       --------       -----------

Federal funds sold and short
term investments                  $   278,946       $  11,681       $   290,627       $   (89,900)      $   (448)      $   (90,348)

Investment securities                 (71,212)         29,135           (42,077)          (93,849)          (747)          (94,596)
Loans                               1,140,981         103,708         1,244,689         1,031,188         (6,830)        1,024,358
                                  -----------       ---------       -----------       -----------       --------       -----------
     Total earning assets           1,348,715         144,524         1,493,239           847,439         (8,025)          839,414


Interest-bearing deposits             773,027         196,060           969,087           334,502        (46,122)          288,380
Other borrowings                       17,832           4,632            22,464            24,034         (7,708)           16,326
                                  -----------       ---------       -----------       -----------       --------       -----------
     Total interest-bearing
            liabilities               790,858         200,693           991,551           358,536        (53,830)          304,706
                                  -----------       ---------       -----------       -----------       --------       -----------

Net interest income               $   557,857       $ (56,169)      $   501,688       $   488,903       $ 45,805       $   534,708
                                  ===========       =========       ===========       ===========       ========       ===========

          Interest Rate Sensitivity. A significant portion of our assets and liabilities are monetary in nature, and consequently they are very sensitive to changes in interest rates. This interest rate risk is our primary market risk exposure, and it can have a significant effect on our net interest income and cash flows. We review our exposure to market risk on a regular basis, and we manage the pricing and maturity of our assets and liabilities to diminish the potential adverse impact that changes in interest rates could have on our net interest income.

          One monitoring technique we employ is the measurement of our interest rate sensitivity "gap," which is the difference between the amount of interest-earning assets and interest-bearing liabilities that mature or may reprice within a given period of time. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and it is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. We generally would benefit from increasing market interest rates when we have an asset-sensitive, or a positive, interest rate gap and we would generally benefit from decreasing market interest rates when we have liability-sensitive, or a negative, interest rate gap. When measured on a "gap" basis, we are liability-sensitive over the cumulative one-year time frame as of December 31, 1999 and December 31, 2000. However, gap analysis is not a precise indicator of our interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but we believe those rates are significantly less interest-sensitive than market-based rates such as those paid on non-core deposits.

         Net interest income is also affected by other significant factors, including changes in the volume and mix of interest-earning assets and interest-bearing liabilities. We perform asset/liability modeling to assess the impact of varying interest rates and the impact that balance sheet mix assumptions will have on net interest income. We attempt to manage interest rate sensitivity by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities that reprice in the same time interval helps us to hedge risks and minimize the impact on net interest income of rising or falling interest rates. We evaluate interest sensitivity risk and then formulate guidelines regarding asset generation and repricing, funding sources and pricing, and off-balance sheet commitments in order to decrease interest rate sensitivity risk.

         The following tables summarize the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2000 and 1999 that are expected to mature, prepay, or reprice in each of the future time periods shown. Except as stated in the following tables, we determined the amount of assets or liabilities that mature or reprice during a particular period in accordance with the contractual terms of the asset or liability. We included adjustable rate loans in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and we included fixed rate loans in the periods in which we anticipate they will be repaid based on scheduled maturities. We included our savings accounts and interest-bearing demand accounts (NOW and money market deposit accounts), which are generally subject to immediate withdrawal, in the "Three Months or Less" category, although our historical experience has proven these deposits to be more stable over the course of a year.

                                                                         DECEMBER 31, 2000
                                     ---------------------------------------------------------------------------------------------
                                       Within            After three but       After one but
                                       three              within twelve          within five        After five
                                       months                months                years               years              Total
                                    ------------         ---------------       -------------        ----------         -----------
ASSETS
Earning assets:
   Federal funds sold and           $  6,721,000          $    198,000          $        --         $       --         $ 6,919,000
short term investments
   Investment securities                      --             1,894,642                   --          6,291,391           8,186,033
   Loans                              11,675,149             2,217,518           29,260,680          2,468,808          45,622,155
                                    ------------          ------------          -----------         ----------         -----------
        Total earning assets        $ 18,396,149          $  4,310,160          $29,269,680         $8,760,199         $60,727,188
                                    ============          ============          ===========         ==========         ===========

LIABILITIES
Interest-bearing liabilities
   Money market and NOW             $ 14,235,469          $         --          $        --         $       --         $14,235,469
   Regular savings deposits              362,147                    --                   --                 --             362,147
   Prime savings deposits              2,769,831                    --                   --                 --           2,769,831
   Time deposits                       9,815,536            15,573,177            8,044,233            400,866          33,833,812
   Other borrowings                           --                    --                   --                 --                  --
                                    ------------          ------------          -----------         ----------         -----------
   Total interest-bearing
liabilities                         $ 27,182,983          $ 15,573,177          $ 8,044,233         $  400,866         $51,201,259
                                    ============          ============          ===========         ==========         ===========

Period gap                          $ (8,786,834)         $(11,263,017)         $21,216,447         $8,359,333         $ 9,525,929
Cumulative gap                      $ (8,786,834)         $(20,049,851)         $ 1,166,596         $9,525,929         $ 9,525,929
Ratio of cumulative gap to
total earning assets                      (14.47)%               (33.0)%               1.92%             15.69%


                                                                       DECEMBER 31, 1999
                                     ---------------------------------------------------------------------------------------------
                                       Within            After three but       After one but
                                       three              within twelve          within five        After five
                                       months                months                years               years              Total
                                    ------------         ---------------       -------------        ----------         -----------
ASSETS
Earning assets:
   Federal funds sold               $         --          $         --          $        --         $       --         $        --
   Investment securities                      --             2,630,803                   --          6,652,357           9,283,159
   Loans                               7,475,837             1,499,362           21,107,664          2,455,129          32,537,992
                                    ------------          ------------          -----------         ----------         -----------
        Total earning assets        $  7,475,837          $  4,130,165          $21,107,664         $9,107,486         $41,821,151
                                    ============          ============          ===========         ==========         ===========

LIABILITIES
Interest-bearing liabilities
   Money market and NOW             $  5,458,077          $         --          $        --         $       --         $ 5,458,077
   Regular savings deposits              399,608                    --                   --                 --             399,608
   Prime savings deposits              4,112,452                    --                   --                 --           4,112,452
   Time deposits                       3,475,171             9,522,208            8,004,024                 --          21,001,403
   Other borrowings                      920,000                    --                   --          1,900,000           2,820,000
                                    ------------          ------------          -----------         ----------         -----------
   Total interest-bearing
liabilities                         $ 14,365,308          $  9,522,208          $ 8,004,024         $1,900,000         $33,791,540
                                    ============          ============          ===========         ==========         ===========

Period gap                          $ (6,889,471)         $ (5,392,043)         $13,103,640         $7,207,486         $ 8,029,611
Cumulative gap                      $ (6,889,471)         $(12,281,514)         $   822,126         $8,029,611         $ 8,029,611
Ratio of cumulative gap to
Total earning assets                      (16.47)%              (29.37)%               1.97%             19.20%

PROVISION AND ALLOWANCE FOR LOAN LOSSES

         General. We have established an allowance for loan losses through a provision for loan losses charged to expense. The allowance represents an amount which we believe will be adequate to absorb probable losses on existing loans that may become uncollectable. Our judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans, including consideration of factors such as the balance of impaired loans, the quality, mix, and size of our overall loan portfolio, economic conditions that may affect the borrower's ability to pay, the amount and quality of collateral securing the loans, our historical loan loss experience, and a review of specific problem loans. We adjust the amount of the allowance periodically based on changing circumstances. We charge recognized losses to the allowance for loan losses, and we add any subsequent recoveries back to the allowance. We consider a loan to be impaired when it is probable that we will be unable to collect all principal and interest payments due in accordance with the terms of the loan agreement. We measure individually identified impaired loans based on the present value of expected payments, using the contractual loan rate as the discount rate. Alternatively, we may base measurement on observable market prices, or, for loans that are solely dependent on the collateral for repayment, the fair value of the collateral. If the recorded investment in the impaired loan exceeds the measure of fair value, we establish a valuation allowance as a component of the allowance for loan losses. We record changes to the valuation allowance as a component of the provision for loan losses.

         In addition, regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses, and they may require us to record additions to the allowance based on their review of information available to them at the time of their examinations.

         At December 31, 2000, our allowance for possible loan losses was $569,245, or 1.25% of outstanding loans, compared to an allowance for possible loans losses of $408,878, or 1.26% of outstanding loans at December 31, 1999. Our provision for loan losses was $251,107 in 2000 compared to $154,168 in 1999.

         We discontinue accrual of interest on a loan when we conclude it is doubtful that we will be able to collect interest from the borrower. We reach this conclusion by taking into account factors such as the borrower's financial condition, economic and business conditions, and the results of our previous collection efforts. Generally, we will place a delinquent loan in nonaccrual status when the loan becomes 90 days or more past due. When we place a loan in nonaccrual status, we reverse all interest which has been accrued on the loan but remains unpaid and we deduct this interest from earnings as a reduction of reported interest income. We do not accrue any additional interest on the loan balance until we conclude the collection of both principal and interest is reasonably certain.

         We had two nonaccruing loans totaling $104,815 at December 31, 2000. These loans are both subject to SBA conditional guarantees and we believe that we will recover 80% of the face amount of these loans. We had no nonaccruing loans at December 31, 1999.

         We do not include loans that are current as to principal and interest in our nonperforming assets categories. However, we will still classify a current loan as a potential problem loan if we develop serious doubts about the borrower's future performance under the terms of the loan contract. We consider the level of potential problem loans in our determination of the adequacy of the allowance for loan losses. At December 31, 2000 and 1999, we did not have any loans we considered to be potential problem loans.

         The following table sets forth certain information with respect to our allowance for loan losses and the composition of charge-offs and recoveries for the years ended December 31, 2000, and 1999.

                           ALLOWANCE FOR LOAN LOSSES


                                                  Years ended December 31,
                                             ----------------------------------
                                                 2000                 1999
                                             ------------          ------------

Average loans outstanding                    $ 39,031,825          $ 27,040,512
Loans outstanding at period end                45,622,155            32,537,992
Total nonperforming loans                         104,815                     0

Beginning balance of allowance                    408,878               263,215

Loans charged off                                 (90,740)               (8,505)
Total recoveries                                        0                     0
                                             ------------          ------------
Net loans charged off                             (90,740)               (8,505)

Provision for loan losses                         251,107               154,168
                                             ------------          ------------
Balance at period end                             569,245               408,878
                                             ============          ============

Net charge-offs to average loans                     0.23%                 0.03%
Allowance as a percent of total loans                1.25%                 1.26%
Nonaccruing loans as a
   Percentage of total loans                          .23%                   --
Nonaccruing loans as a
   percentage of allowance                          18.41%                   --


NONINTEREST INCOME AND EXPENSE

Noninterest Income

         Noninterest income increased to $293,482 for the year ended December 31, 2000, up 89.4% from $154,931 for the year ended December 31, 1999. Service fees on deposit accounts, the largest component of noninterest income, increased 67.2% from $157,988 in 1999 to $264,154 in 2000. Other income increased 29.2% to $38,287 in 2000 from $29,645 in 1999. Both of these categories of noninterest income increased due to the growth in the number of deposit accounts, as well as increased fee-related activities of customers. The net loss on the sale of investment securities decreased to $8,959 in 2000 from $32,702 in 1999. These losses primarily relate to paydowns on mortgage-backed securities, as a result of movements in market interest rates since the securities were acquired.

Noninterest Expense

         Total noninterest expense increased to $1.9 million for the period ended December 31, 2000 from $1.6 million for the same period of 1999. The increase in noninterest expense reflects an increase in most expense categories as a result of our growth to $63.8 million in total assets at the end of 2000 from $46.2 million at the end of 1999. Salary and wages expense totaled $890,572 in 2000 and $725,470 in 1999. Employee benefits were $87,605 in 2000 and $66,292 in 1999. We had 18 full-time equivalent employees at both the end of 2000 and the end of 1999. However, we began 1999 with 14 full-time equivalent employees and the increase in expenses in 2000 is largely due to having a constant staffing level throughout the year. Professional fees were $141,699 for the year ended December 31, 2000, compared to $134,966 for 1999. The 1999 figures include costs associated with our year 2000 preparations. Professional fees include collection costs of $47,500 in 2000 and $35,000 in 1999 related to the kiting operation discussed above.

         Depreciation and amortization decreased to $175,523 from $197,986 in 1999. We experienced an increase in other operating expenses, to $319,101 in 2000 from $292,095 in 1999, principally as a result of an increase in operating expenses related to the new main office building, writedown to market value of real estate acquired in settlement of loans, and other expenses associated with the expansion of loans and deposits.

BALANCE SHEET REVIEW

Loans

         Loans are our largest category of earning assets and typically provide higher yields than our other types of earning assets. At December 31, 2000 loans represented 73.2% of earning assets, slightly lower than the 78.6% that they represented at the end of 1999. At December 31, 2000, net loans (gross loans less the allowance for loan losses) totaled $45.1 million, an increase of $13 million or 40.5% from December 31, 1999. Average gross loans increased 44.4% from $27.0 million with a yield of 9.13% in 1999, to $39.0 million with a yield of 9.52% in 2000. Associated with the higher loan yields are the inherent credit and liquidity risks which we attempt to control and counterbalance. The interest rates we charge on loans vary with the degree of risk and the maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulations also influence interest rates.

         As we expected, the success of our third quarter 2000 marketing campaign resulted in deposit growth that outpaced the seasonal demand for loans in our market. Since our loan demand normally increases during the fall and winter months, we expect to use these funds, which are currently invested in short term instruments, to fund loan requests at higher rates.

         Mortgage loans constitute the principal component of our loan portfolio. Mortgage loans represented 59.6% and 58.4% of our portfolio at year end 2000 and 1999, respectively. In the context of this discussion, a "real estate mortgage loan" is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. Most of our real estate loans are secured by residential or commercial property. We follow the common practice of financial institutions in our area of obtaining a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component. Generally, we limit our loan-to-value ratio to 80%. Due to the short time our portfolio has existed, the current mix may not be indicative of the ongoing portfolio mix. We attempt to maintain a relatively diversified loan portfolio to help reduce the risk inherent in concentrations of collateral.

The following table shows the composition of our loan portfolio by category at December 31, 2000 and 1999.

                         COMPOSITION OF LOAN PORTFOLIO


                                                DECEMBER 31, 2000                      DECEMBER 31, 1999
                                       ----------------------------------        -------------------------------
                                                               Percent of                             Percent of
                                          Amount                 Total             Amount               Total
                                       -----------             ----------        -----------          ----------

Commercial                             $ 8,719,474                19.1%          $ 5,914,549             18.2%
Real estate - construction               3,604,153                 7.9%            3,357,946             10.3%
Real estate - mortgage                  27,171,980                59.6%           19,015,339             58.4%
Consumer                                 6,126,548                13.4%            4,250,158             13.1%
                                       -----------               -----           -----------            -----
Loans, gross                            45,622,155               100.0%           32,537,992            100.0%
                                                                 =====                                  ======
Allowance for possible loan
losses                                    (569,245)                                 (408,878)
                                       -----------                               -----------
Loans, net                             $45,052,910                               $32,129,114
                                       -----------                               -----------

         The following tables set forth the maturity distribution, classified according to sensitivity to changes in interest rates, for selected components of our loan portfolio as of December 31, 2000 and 1999. The information in these tables is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of these loans is subject to review and credit approval, as well as modification of terms upon their maturity. Actual repayments of loans may differ from maturities reflected above because borrowers may have the right to prepay obligations with or without prepayment penalties.

      LOAN MATURITY SCHEDULE AND SENSITIVITY TO CHANGES IN INTEREST RATES


                                                    DECEMBER 31, 2000
                            -----------------------------------------------------------------------
                                                 After one but
                            One year or less   within five years   After five years        Total
                            ----------------   -----------------   ----------------     -----------

Commercial                    $ 4,047,374        $ 4,647,508          $  175,492        $ 8,870,374
Real estate                     4,163,710         21,239,518           2,809,942         28,213,170
Construction                    1,782,689          1,560,780             107,919          3,451,388
Consumer                        1,925,466          2,879,040             372,364          5,176,870
                              -----------        -----------          ----------        -----------
         Total                $11,919,239        $30,326,846          $3,465,717        $45,711,802
                              ===========        ===========          ==========        ===========
Fixed Interest Rate           $ 3,919,241        $29,318,278          $2,473,505        $35,711,024
Variable Interest Rate          7,999,998          1,008,568             992,212          6,000,778
                              -----------        -----------          ----------        -----------
     Total                    $11,919,239        $30,326,846          $3,465,717        $45,711,802
                              ===========        ===========          ==========        ===========


                                                    DECEMBER 31, 1999
                            -----------------------------------------------------------------------
                                                 After one but
                            One year or less   within five years   After five years        Total
                            ----------------   -----------------   ----------------     -----------

Commercial                    $ 2,205,560        $ 3,248,547          $  161,852        $ 5,615,959
Real estate                     1,745,518         15,408,353           2,147,741         19,301,612
Construction                    2,575,349            819,343                  --          3,394,692
Consumer                        1,488,502          2,360,741             458,412          4,307,655
                              -----------        -----------          ----------        -----------
         Total                $ 8,014,929        $21,836,984          $2,768,005        $32,619,918
                              ===========        ===========          ==========        ===========
Fixed Interest Rate           $ 3,115,593        $21,152,842          $2,455,129        $26,723,564
Variable Interest Rate          4,899,336            684,142             312,876          5,896,354
                              -----------        -----------          ----------        -----------
     Total                    $ 8,014,929        $21,836,984          $2,768,005        $32,619,918
                              ===========        ===========          ==========        ===========


Investment Securities

         Investment securities at December 31, 1999 and December 31, 2000 averaged $9.7 million and $8.7 million respectively. At December 31, 2000, our total portfolio had a book value of $8.0 million, and a market value of $7.9 million, for an unrealized net loss of $62,802. This compares to our market value at December 31, 1999 of $9.0 million.

         At December 31, 2000, short term investments totaled $6.9 million. At December 31, 1999, we did not have any short-term investments. These funds are generally invested in an earning capacity with maturities of six months to one year.

         Contractual maturities and yields on our investment securities (all available for sale) at December 31, 1999 and December 31, 2000 are set forth on the following tables. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

             INVESTMENT SECURITIES MATURITY DISTRIBUTION AND YIELDS
                               DECEMBER 31, 2000


                                  After five but
                                  within ten years                After ten years
                            ----------------------           -----------------------
                             Amount          Yield             Amount          Yield
                            --------         -----           ----------        -----
U.S. Govt Agencies           662,903          7.30%                  --           --%
Mortgage-backed                   --            --%           7,299,032         6.29%
Other                             --            --%             286,900         6.75%
                            --------          ----           ----------         ----
     Total                  $662,903          7.30%          $7,585,932         6.43%
                            ========          ====           ==========         ====

             INVESTMENT SECURITIES MATURITY DISTRIBUTION AND YIELDS
                               DECEMBER 31, 1999

                                  After five but
                                  within ten years                After ten years
                            ----------------------           -----------------------
                             Amount          Yield             Amount          Yield
                            --------         -----           ----------        -----
U.S. Govt Agencies           462,585          7.00%                  --          --%
Mortgage-backed                   --            --%           8,837,430        6.31%
Other                             --            --%             303,050        6.61%
                            --------          ----           ----------        ----
     Total                  $462,585          7.00%          $9,140,480        6.32%
                            ========          ====           ==========        ====


Deposits and Other Interest-Bearing Liabilities

         Average total deposits were $48.4 million in 2000, up 44% from $33.6 million in 1999. Average interest-bearing deposits were $41.3 million in 2000, up 47.5% from $28.0 million in 1999. These increases were primarily a result of special promotions with higher rates.

         Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for our loan portfolio and other earning assets. Our core deposits were $44.1 million at December 31, 2000, an increase of 46.5% compared to $30.1 million at December 31, 1999. We expect a stable base of deposits to continue to be our primary source of funding to meet both our short-term and long-term liquidity needs. Core deposits as a percentage of total deposits were approximately 78% at December 31, 2000 and 82% at December 31, 1999. Our loan-to-deposit ratio was 80.4% at December 31, 2000 versus 88.3% at December 31, 1999. The average loan-to-deposit ratio was 80.9% during 2000 and 80.4% during 1999.

         The following tables set forth our deposits by category as of December 31, 2000 and 1999.


                                                                     DEPOSITS
                                                   DECEMBER 31, 2000          DECEMBER 31, 1999
                                                              Percent of                Percent of
                                               Amount          Deposits      Amount      Deposits
                                            ------------      ----------  -----------   ----------

Demand deposit accounts                        5,525,253         9.8%     $ 5,864,480     15.9%
NOW accounts                                   2,148,148         3.8%       1,412,808      3.8%
Money market accounts                         12,085,652        21.3%       4,045,269     11.0%
Savings accounts                               3,133,648         5.5%       4,512,060     12.2%
Time deposits less than $100,000              21,181,849        37.3%      14,327,578     39.0%
Time deposits of $100,000 or over             12,651,961        22.3%       6,673,825     18.1%
                                             -----------        -----     -----------   -------
     Total deposits                          $56,726,511       100.0%     $36,836,020    100.0%
                                             ===========       ======     ===========    ======


CAPITAL

         We are subject to various regulatory capital requirements administered by our federal bank regulators. As long as we have less than $150 million in total assets, our capital levels are measured for regulatory purposes only at the bank level, not at the holding company level. Under these capital guidelines, we must maintain a minimum total risk-based capital ratio of 8%, with at least 4% being Tier 1 capital. In our case, our Tier 1 capital consists of our common shareholders' equity, although Tier 1 capital could also include other components, such as qualifying perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries. In addition, we must maintain a minimum Tier 1 leverage ratio (Tier 1 capital to total average assets) of at least 4%. To be considered "well-capitalized," we must maintain total risk-based capital of at least 10%, Tier 1 capital of at least 6%, and a leverage ratio of at least 5%.

         Our total shareholders' equity at December 31, 2000 was $6.7 million, compared with $6.3 million in shareholders' equity in 1999. We were considered to be "well capitalized" at the bank level for regulatory purposes at December 31, 2000, as our Tier 1 capital ratio was 12.6%, our total risk-based capital ratio was 13.8%, and our Tier 1 leverage ratio was 9.4%.

LIQUIDITY MANAGEMENT

         Our primary sources of liquidity are deposits, scheduled repayments on our loans, and interest on and maturities of our investments. All of our securities have been classified as available for sale. Occasionally, we might sell investment securities in connection with the management of our interest sensitivity gap or to manage cash availability. We may also utilize our cash and due from banks, security repurchase agreements, and federal funds sold to meet liquidity requirements as needed. In addition, we have the ability, on a short-term basis, to purchase federal funds from other financial institutions. Presently, we have made arrangements with commercial banks for short-term unsecured advances of up to $3 million. We also are eligible to receive advances from the Federal Home Loan Bank of Atlanta, subject to its approval, and have received and repaid such advances on two occasions in the past two fiscal years. We believe that our liquidity and ability to manage assets will be sufficient to meet our cash requirements over the near term.

         We are in the process of constructing a new branch facility of the bank in the Surfside Beach area of the Grand Strand. Harrington Construction Company is building the branch, which is expected to open in the second quarter of 2001. Funding for the branch, estimated to cost $1.2 million, including furniture, fixtures and equipment, will come from current deposits and the proceeds of this offering.

IMPACT OF INFLATION

         Unlike most industrial companies, the assets and liabilities of financial institutions such as our company and bank are primarily monetary in nature. Therefore, interest rates have a more significant impact on our performance than do the effects of changes in the general rate of inflation and changes in prices. In addition, interest rates do not necessarily move in the same magnitude as the prices of goods and services. As discussed previously, we seek to manage the relationships between interest sensitive assets and liabilities in order to protect against wide rate fluctuations, including those resulting from inflation.

                     BEACH FIRST NATIONAL BANCSHARES, INC.
                                AND SUBSIDIARY

                  REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                     [LOGO]
                            ELLIOTT, DAVIS & COMPANY, L.L.P.
                          Certified Public Accountants
                                and Consultants



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




Board of Directors
BEACH FIRST NATIONAL BANCSHARES, INC.
Myrtle Beach, South Carolina


           We have audited the accompanying consolidated balance sheets of BEACH FIRST NATIONAL BANCSHARES, INC. (the "Company") AND SUBSIDIARY as of December 31, 2000 and 1999 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

           We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY at December 31, 2000 and 1999 and the results of their operations and cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ Elliott, Davis & Company, LLP




Elliott, Davis & Company, LLP
Greenville, South Carolina
January 19, 2001

              BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS


                                                                           DECEMBER 31,
                                                                 -------------------------------
                                                                    2000               1999
                                                                 ------------       ------------

                                        ASSETS

Cash and due from banks                                          $  1,359,158       $  2,516,526
Federal funds sold and short term investments                       6,919,000                 --
Investment securities                                               7,899,133          8,980,109
Loans, net                                                         45,052,910         32,129,114
Federal Reserve Bank stock                                            164,700            190,850
Federal Home Loan Bank stock                                          122,200            112,200
Property and equipment, net                                         1,546,447          1,446,424
Real estate acquired in settlement of loans                                --             99,820
Other assets                                                          706,468            680,352
                                                                 ------------       ------------
      Total assets                                               $ 63,770,016       $ 46,155,395
                                                                 ============       ============

                         LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Deposits
  Noninteresting bearing                                         $  5,525,253       $  5,864,480
  Interest bearing                                                 51,201,258         30,971,540
                                                                 ------------       ------------
      Total deposits                                               56,726,511         36,836,020
Other liabilities
  Federal Home Loan Bank advances                                          --          1,900,000
  Federal funds purchased                                                  --            920,000
  Other                                                               314,835            186,062
                                                                 ------------       ------------
      Total liabilities                                            57,041,346         39,842,082

COMMITMENTS AND CONTINGENCIES - Notes 9 and 13

SHAREHOLDERS' EQUITY
  Common stock, $1 par value, 10,000,000 shares authorized,
    737,368 and 735,868 shares issued and outstanding
    at December 31, 2000 and 1999, respectively                       737,368            735,868
  Paid-in capital                                                   6,489,981          6,476,481
  Retained deficit                                                   (457,175)          (687,898)
  Accumulated other comprehensive loss                                (41,504)          (211,138)
                                                                 ------------       ------------
      Total shareholders' equity                                    6,728,670          6,313,313
                                                                 ------------       ------------
      Total liabilities and shareholders' equity                 $ 63,770,016       $ 46,155,395
                                                                 ============       ============

 The accompanying notes are an integral part of these consolidated statements.

              BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                          -----------------------------------------------
                                                              2000              1999              1998
                                                          -----------       -----------       -----------
INTEREST INCOME
  Loans and fees on loans                                 $ 3,713,902       $ 2,469,213       $ 1,444,855
  Investment securities                                       586,035           628,112           722,708
  Federal funds sold                                          334,086            43,459           133,807
                                                          -----------       -----------       -----------
    Total interest income                                   4,634,023         3,140,784         2,301,370
INTEREST EXPENSE
  Deposits and borrowings                                   2,450,184         1,458,633         1,153,927
                                                          -----------       -----------       -----------
    Net interest income                                     2,183,839         1,682,151         1,147,443
PROVISION FOR POSSIBLE LOAN LOSSES                            251,107           154,168           272,500
                                                          -----------       -----------       -----------
    Net interest income after provision for possible
      loan losses                                           1,932,732         1,527,983           874,943
                                                          -----------       -----------       -----------
NONINTEREST INCOME
  Service fees on deposit accounts                            264,154           157,988           128,059
  Loss on sale of investment securities                        (8,959)          (32,702)          (12,467)
  Other income                                                 38,287            29,645            21,536
                                                          -----------       -----------       -----------
    Total noninterest income                                  293,482           154,931           137,128
                                                          -----------       -----------       -----------
NONINTEREST EXPENSES
  Salaries and wages                                          890,572           725,410           566,706
  Employee benefits                                            87,605            66,292            48,230
  Supplies and printing                                        51,222            36,595            52,265
  Advertising and public relations                             34,598            23,126            30,855
  Professional fees                                           141,699           134,466           148,487
  Depreciation and amortization                               175,523           197,986           194,114
  Occupancy                                                    53,485            49,268            37,565
  Data processing fees                                         96,560            70,805            46,948
  Other operating expenses                                    319,101           292,045           191,084
                                                          -----------       -----------       -----------
    Total noninterest expenses                              1,850,365         1,595,993         1,316,254
                                                          -----------       -----------       -----------
    Income (loss) before income taxes                         375,849            86,921          (304,183)
INCOME TAX EXPENSE (BENEFIT)                                  145,126            34,000           (71,000)
                                                          -----------       -----------       -----------
    Net income (loss)                                     $   230,723       $    52,921       $  (233,183)
                                                          ===========       ===========       ===========
BASIC NET INCOME (LOSS) PER
  COMMON SHARE                                            $      0.31       $      0.07       $     (0.32)
                                                          ===========       ===========       ===========

DILUTED NET INCOME (LOSS) PER
  COMMON SHARE                                            $      0.28       $      0.06       $     (0.32)
                                                          ===========       ===========       ===========


 The accompanying notes are an integral part of these consolidated statements.

              BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                                                       ACCUMULATED
                                                          COMMON STOCK                                     OTHER           TOTAL
                                                       -----------------     PAID-IN      RETAINED   COMPREHENSIVE    SHAREHOLDERS'
                                                       SHARES    AMOUNT      CAPITAL       DEFICIT   INCOME (LOSS)       EQUITY
                                                       ------   --------   -----------   ----------- -------------    -------------

BALANCE, DECEMBER 31, 1997                             735,868  $ 735,868  $ 6,476,481   $ (507,636)    $ 5,822       $ 6,710,535
                                                                                                                      -----------
  Net loss                                                                                 (233,183)                     (233,183)
  Other comprehensive loss, net of income taxes:
     Unrealized loss on investment securities                                                           (11,924)          (11,924)
     Less reclassification adjustments for losses
        included in net loss                                                                              8,228             8,228
                                                                                                                      -----------
  Comprehensive loss                                                                                                    (236,879)
                                                       -------  ---------  -----------   ----------   ---------       -----------

BALANCE, DECEMBER 31, 1998                             735,868    735,868    6,476,481     (740,819)      2,126         6,473,656
                                                                                                                      -----------
  Net income                                                                                 52,921                        52,921
  Other comprehensive loss, net of income taxes:
     Unrealized loss on investment securities                                                          (234,847)         (234,847)
     Less reclassification adjustments for losses
        included in net income                                                                           21,583            21,583
                                                                                                                      -----------
  Comprehensive loss                                                                                                     (160,343)
                                                       -------  ---------  -----------   ----------   ---------       -----------

BALANCE, DECEMBER 31, 1999                             735,868    735,868    6,476,481     (687,898)   (211,138)        6,313,313
                                                                                                                      -----------
  Net income                                                                                230,723                       230,723
  Other comprehensive income, net of income taxes:
     Unrealized gain on investment securities                                                           163,721           163,721
     Plus reclassification adjustments for losses
        included in net income                                                                            5,913             5,913
                                                                                                                      -----------
  Comprehensive income                                                                                                    400,357
  Exercise of stock options                              1,500      1,500       13,500                                     15,000
                                                       -------  ---------  -----------   ----------   ---------       -----------

BALANCE, DECEMBER 31, 2000                             737,368  $ 737,368  $ 6,489,981   $ (457,175)  $ (41,504)      $ 6,728,670
                                                       =======  =========  ===========   ==========   =========       ===========

              BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                                --------------------------------------------------
                                                                     2000               1999               1998
                                                                ------------       ------------       ------------
OPERATING ACTIVITIES

 Net income (loss)                                              $    230,723       $     52,921       $   (233,183)
 Adjustments to reconcile net income (loss) to net
  cash provided by operating activities
  Depreciation and amortization                                      175,523            197,986            194,114
  Deferred income taxes                                              129,286             31,000            (71,000)
  Provision for loan losses                                          251,107            154,168            272,500
  Writedown on real estate acquired in settlement of loans            11,426             61,192                 --
  Loss on sale of investment securities                                8,959             32,702             12,467
  Increase in other assets                                          (176,699)          (214,980)          (120,152)
  Increase in other liabilities                                      128,771            120,172             22,012
                                                                ------------       ------------       ------------

   Net cash provided by operating activities                         759,096            435,161             76,758
                                                                ------------       ------------       ------------

INVESTING ACTIVITIES
 Proceeds from sale of investment securities                       1,548,201          4,678,226         10,576,918
 Purchase of investment securities                                  (209,313)        (2,790,691)       (11,235,042)
 Decrease (increase) in Federal funds sold                        (6,919,000)         2,250,000         (1,040,000)
 Increase in loans, net                                          (13,174,903)       (11,450,941)        (9,986,237)
 Purchase of premises and equipment                                 (271,024)           (96,556)           (24,213)
 Proceeds from disposal of premises and equipment                     24,085                 --                 --
                                                                ------------       ------------       ------------

       Net cash used by investing activities                     (19,001,954)        (7,409,962)       (11,708,574)
                                                                ------------       ------------       ------------

FINANCING ACTIVITIES
 Proceeds (repayments) of Federal Home Loan Bank advances         (1,900,000)         1,900,000                 --
 Increase (decrease) in Federal funds purchased                     (920,000)           920,000                 --
 Net increase in deposits                                         19,890,490          5,700,978         11,063,121
 Exercise of stock options                                            15,000                 --                 --
                                                                ------------       ------------       ------------

       Net cash provided by financing activities                  17,085,490          8,520,978         11,063,121
                                                                ------------       ------------       ------------

       Net increase (decrease) in cash                            (1,157,368)         1,546,177           (568,695)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                     2,516,526            970,349          1,539,044
                                                                ------------       ------------       ------------

CASH AND EQUIVALENTS AT END OF YEAR                             $  1,359,158       $  2,516,526       $    970,349
                                                                ============       ============       ============

CASH PAID FOR

 Interest                                                       $  2,378,832       $  1,447,576       $1,147,103.00
                                                                ============       ============       ============

 Income taxes                                                   $      1,910       $      1,000       $         --
                                                                ============       ============       ============


SCHEDULE OF NONCASH INVESTING ACTIVITY
    Real estate acquired in settlement of loans                 $         --       $    288,074       $         --
                                                                ============       ============       ============

              BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

           BEACH FIRST NATIONAL BANCSHARES, INC. (the "Company") is organized under the laws of the State of South Carolina for the purpose of operating as a bank holding company for Beach First National Bank (the "Bank"). The Bank provides full commercial banking services to customers and is subject to regulation by the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation. The Company is subject to regulation by the Federal Reserve Board.

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

CONCENTRATIONS OF CREDIT RISK
         The Company, through its subsidiary, makes loans to individuals and businesses in and around Horry County for various personal and commercial purposes. The Company has a diversified loan portfolio and the borrowers' ability to repay their loans is not dependent upon any specific economic sector.

CASH AND CASH EQUIVALENTS
         For purposes of the statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks". Cash and cash equivalents have an original maturity of three months or less.

INVESTMENT SECURITIES
         The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The statement requires investments in equity and debt securities to be classified into three categories:

         1. Available for sale: These are securities which are not classified as either held to maturity or as trading securities. These securities are reported at fair market value. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders' equity (accumulated other comprehensive loss).

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

ALLOWANCE FOR POSSIBLE LOAN LOSSES
         The provision for possible loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate allowance to meet the present and foreseeable risk characteristics of the current loan portfolio. Management's judgement is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses and prevailing and anticipated economic conditions. Loans which are determined to be uncollectible are charged against the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance. Management considers the year-end allowance appropriate and adequate to cover possible losses in the loan portfolio; however, management's judgement is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.

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

         A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting. As of December 31, 2000 and 1999, the Company had no impaired loans.

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

RECENTLY ISSUED ACCOUNTING STANDARDS
         In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." All derivatives are to be measured at fair market value and recognized in the balance sheet as assets and liabilities. SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" was issued in June 2000 and amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and hedging activities. The two statements are to be adopted concurrently and are effective for fiscal years and quarters beginning after June 15, 2000. The Company does not expect that the adoption of SFAS No. 133 and SFAS No. 138 will have a material impact on the presentation of the Company's financial results or financial position.

         Other accounting standards that have been issued or proposed by the Financial Accounting Standards Board that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

           The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank or on deposit with the Federal Reserve Bank. At December 31, 2000 and 1999 these required reserves were met by vault cash.

NOTE 3 - INVESTMENT SECURITIES

           The amortized costs and fair value of investment securities are as follows:

                                                                                       DECEMBER 31, 2000
                                                                ----------------------------------------------------------
                                                                                   GROSS UNREALIZED
                                                                   AMORTIZED    -----------------------          FAIR
                                                                      COST        GAINS        LOSSES           VALUE
                                                                -------------   ---------    ----------   ---------------
Federal agencies                                                $     662,903   $   6,507    $      150   $       669,260
Mortgage-backed                                                     7,299,032      11,866        81,025         7,229,873
                                                                -------------   ---------    ----------   ---------------

       Total securities                                         $   7,961,935   $  18,373    $   81,175   $     7,899,133
                                                                =============   =========    ==========   ===============

                                                                                         DECEMBER 31, 1999
                                                                ----------------------------------------------------------
Federal agencies                                                $     462,585   $       -    $   10,528   $       452,057
Mortgage-backed                                                     8,837,430           -       309,378         8,528,052
                                                                -------------   ---------    ----------   ---------------

       Total securities                                         $   9,300,015   $       -    $  319,906   $     8,980,109
                                                                =============   =========    ==========   ===============

           The amortized costs and fair values of investment securities at December 31, 2000, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                         AMORTIZED
                                                                                            COST             FAIR VALUE
                                                                                      --------------    -----------------
   Due after five through ten years                                                   $      662,903    $         669,261
   Due after ten years                                                                     7,299,032            7,229,872
                                                                                      --------------    -----------------

       Total investment securities                                                    $    7,961,935    $       7,899,133
                                                                                      ==============    =================

           During 2000, 1999 and 1998 gross proceeds from the sale of investment securities were $1,548,201, $4,678,226, and $10,576,918, respectively. Net losses from the sale of investment securities in 2000, 1999 and 1998 were $8,959, $32,702 and $12,467, respectively. As of December 31, 2000 there were $4,199,635 of securities pledged as collateral for public funds and other purposes. At December 31, 1999 there were no securities pledged as collateral for public funds.

NOTE 4 - LOANS

           The composition of net loans by major loan category is presented below:

                                                                                                   DECEMBER 31,
                                                                                        ---------------------------------
                                                                                              2000              1999
                                                                                        ---------------   ---------------

   Commercial                                                                           $     8,719,474   $     5,914,549
   Real estate - construction                                                                 3,604,153         3,357,946
   Real estate - mortgage                                                                    27,171,980        19,015,339
   Consumer                                                                                   6,126,548         4,250,158
                                                                                        ---------------   ---------------
   Loans, gross                                                                              45,622,155        32,537,992
   Less allowance for possible loan losses                                                     (569,245)         (408,878)
                                                                                        ---------------   ---------------
   Loans, net                                                                           $    45,052,910   $    32,129,114
                                                                                        ===============   ===============

           At December 31, 2000 nonaccruing loans were $104,815. At December 31, 1999 there were no nonaccruing loans.

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

           Activity within the allowance for possible loan losses account follows:

                                                                                     FOR THE YEARS ENDED
                                                                       --------------------------------------------------
                                                                                          DECEMBER 31,
                                                                              2000             1999              1998
                                                                       --------------   ---------------   ---------------
   Balance, beginning of year                                          $      408,878   $       263,215   $       169,502
   Recoveries of loans previously charged against the allowance                     -                 -             1,499
   Provision for loan losses                                                  251,107           154,168           272,500
   Loans charged against the allowance                                        (90,740)           (8,505)         (180,286)
                                                                       --------------   ---------------   ---------------
   Balance, end of year                                                $      569,245   $       408,878   $       263,215
                                                                       ==============   ===============   ===============



NOTE 6 - PROPERTY AND EQUIPMENT

           Property and equipment are stated at cost less accumulated depreciation. Components of property and equipment included in the consolidated balance sheets are as follows:

                                                                                                     DECEMBER 31,
                                                                                        ---------------------------------
                                                                                               2000              1999
                                                                                        ---------------   ---------------

   Land                                                                                 $       218,608  $        218,608
   Buildings and improvements                                                                   996,724           994,339
   Furniture and equipment                                                                      672,940           587,142
   Software                                                                                     173,406           104,819
   Construction in progress                                                                     112,156            23,700
                                                                                        ---------------   ---------------
                                                                                              2,173,834         1,928,608
   Accumulated depreciation                                                                    (627,387)         (482,184)
                                                                                        ---------------   ---------------
       Total property and equipment                                                     $     1,546,447   $     1,446,424
                                                                                        ===============   ===============

           Depreciation expense for the years ended December 31, 2000, 1999 and 1998 amounted to $146,918, $180,136, and $176,524, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

         TYPE OF ASSET                         LIFE IN YEARS                  DEPRECIATION METHOD
   ---------------------------             ---------------------             ---------------------
   Software                                       3                              Straight-line
   Furniture and equipment                        5 to 7                         Straight-line
   Buildings and improvements                     5 to 40                        Straight-line

NOTE 7 - REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

           During January of 1998, the Bank discovered a kiting operation involving two customers' accounts. As part of recovering amounts at risk from the fraud, a deed was taken in lieu of foreclosure on a single family residence. The residence was sold in 2000. During 2000, 1999 and 1998, $52,078, $50,000 and
$100,000, respectively, of amounts previously thought to be recoverable from the sale of the real estate were charged to operations. Management believes all related losses due to the fraud have been recorded and no additional losses will be incurred.


NOTE 8 - DEPOSITS

           The following is a detail of the deposit accounts:

                                                                                                     DECEMBER 31,
                                                                                        ---------------------------------
                                                                                               2000              1999
                                                                                        ---------------   ---------------

   Non-interest bearing                                                                 $     5,525,253   $     5,864,480
   Interest bearing:
     NOW accounts                                                                             2,148,148         1,412,808
     Money market accounts                                                                   12,085,652         4,045,269
     Savings                                                                                  3,133,648         4,512,060
     Time, less than $100,000                                                                21,181,849        14,327,578
     Time, $100,000 and over                                                                 12,651,961         6,673,825
                                                                                        ---------------   ---------------

   Total deposits                                                                       $    56,726,511   $    36,836,020
                                                                                        ===============   ===============

           Interest expense on time deposits greater than $100,000 was $647,924 in 2000, $312,030 in 1999, and $260,466 in 1998.

           At December 31, 2000 the scheduled maturities of certificates of deposit are as follows:


                      2001                                                            $      25,388,710
                      2002                                                                    6,707,115
                      2003                                                                    1,337,120
                      2004                                                                      400,865
                                                                                      -----------------

                                                                                      $      33,833,810
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

           The Company has entered into a construction contract to build a branch office. Total estimated cost of the branch is $1,200,000. Amounts incurred under the contract are included in construction in progress as part of property and equipment. The branch is expected to be completed in June 2001.

           Refer to Note 13 concerning financial instruments with off balance sheet risk.


NOTE 10 - LINES OF CREDIT

           At December 31, 2000, the Bank had $3,000,000 of lines of credit to purchase federal funds from unrelated banks. These lines of credit are available on a one to seven day basis for general corporate purposes of the Bank. All of the lenders have reserved the right to withdraw these lines at their option.

NOTE 11 - INCOME TAXES

           The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes for the years ended December 31,:

                                                                            2000              1999             1998
                                                                       --------------   ---------------   ---------------
   Income taxes currently payable
     Federal                                                           $            -   $             -   $             -
     State                                                                     15,840             1,890                 -
                                                                       --------------   ---------------   ---------------
                                                                               15,840             1,890                 -
                                                                       --------------   ---------------   ---------------

   Tax consequences of differences
     Depreciation                                                               4,470            24,680                 -
     Net operating loss                                                       124,816             7,430           (71,000)
                                                                       --------------   ---------------   ---------------
                                                                              129,286            32,110           (71,000)
                                                                       --------------   ---------------   ---------------
         Provision (benefit)                                           $      145,126   $        34,000   $       (71,000)
                                                                       ==============   ===============   ===============

       The income tax effect of cumulative temporary differences at December 31, are as follows:

                                                                                          DEFERRED TAX ASSET (LIABILITY)
                                                                                        ---------------------------------
                                                                                              2000              1999
                                                                                        ---------------   ---------------
   Allowance for loan losses                                                            $       198,475   $       139,000
   Net operating loss carry forward                                                                   -           163,000
   Unrealized loss on investment securities                                                      22,661           108,770
   Depreciation                                                                                 (29,150)          (24,680)
                                                                                        ---------------   ---------------
                                                                                                191,986           386,090
     Less valuation allowance                                                                  (112,279)         (102,772)
                                                                                        ---------------   ---------------
         Net deferred tax asset                                                         $        79,707   $       283,318
                                                                                        ===============   ===============

           The net deferred tax asset is reported in other assets in the balance sheets at December 31, 2000 and 1999.

           The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes for the years ended December 31, as follows:

                                                         2000                     1999                   1998
                                                 --------------------     -------------------   -------------------
                                                    AMOUNT       %          AMOUNT         %       AMOUNT       %
                                                 -----------  -------     ---------     -----   -----------  ------
   Tax expense (benefit) at statutory rate       $   127,790       34%    $  29,550      34%   $ (103,420)      (34)%
   Increase (decrease) in taxes
       resulting from:
       State bank tax (net of
         federal benefit)                             10,455        3         1,250       1             -         -
       Valuation allowance                             6,881        2         3,200       4        32,420        11
                                                 -----------  -------     ---------     -----  ----------    ------
         Tax provision (benefit)                 $   145,126       39%    $  34,000       39%  $  (71,000)       23%
                                                 ===========  =======     =========     =====  ==========    ======

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

           A summary of loan transactions with directors, including their affiliates, and executive officers follows:

                                                           FOR THE YEARS ENDED
                                                               DECEMBER 31,
                                            --------------------------------------------------
                                                   2000             1999              1998
                                            --------------   ---------------   ---------------
   Balance, beginning of year               $    3,936,854   $     2,505,386   $     2,662,407
   New loans                                     2,757,853         3,315,398         1,552,088
   Less loan payments                            1,858,979         1,883,930         1,709,109
                                            -------------- -----------------   ---------------
   Balance, end of year                     $    4,835,728   $     3,936,854   $     2,505,386
                                            ==============   ===============   ===============

           Deposits by directors and their related interests, at December 31, 2000 and 1999, approximated $4,924,000 and $5,450,000, respectively.

           One of the directors of the Bank was awarded the contract to construct a branch office (see note 9).

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

           Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2000, unfunded commitments to extend credit were $6,225,000, of which $3,000,000 is at fixed rates and $3,225,000 is at variable rates. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

           At December 31, 2000, there was a $840,999 commitment under a letter of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

NOTE 14 - EMPLOYEE BENEFIT PLAN

           The Company sponsors the Beach First National Bank Profit Sharing and 401(k) Plan for the benefit of all eligible employees. The Company contributes to the Plan annually upon approval by the Board of Directors. Contributions made to the Plan in 2000, 1999 and 1998 amounted to $18,416, $11,854 and $10,398, respectively.

NOTE 15 - STOCK OPTION PLANS

           The Company sponsors a stock option plan for the benefit of the directors, officers and employees. The Board may grant up to 110,000 incentive stock options at an option price per share not less than the fair market value on the date of grant. The directors were granted 1,500 options each that vested immediately. All other options granted to officers and employees vest either over two or five years and expire 10 years from the grant date.

           During 2000, the Company extended the expiration of 22,077 stock options to a former officer. Under the terms of the extension, these options became nonqualified options with an exercise price of $10.00 per share and expiration date of January 15, 2002. No compensation expense was charged to operations as the exercise price was equal to the fair market value of the stock on the date of the extension.

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

                                                                    FOR THE YEARS ENDED DECEMBER 31,
                                                           -------------------------------------------------
                                                                 2000              1999            1998
                                                           --------------   ---------------   --------------
     Net income (loss)
       As reported                                         $      230,723   $        52,921   $     (233,183)
       Pro forma                                                  193,968            (1,451)        (286,381)
     Basic net income (loss) per common share
       As reported                                                    .31               .07             (.32)
       Pro forma                                                      .26               .00             (.39)
     Diluted net income (loss) per common share
       As reported                                                    .28               .06             (.32)
       Pro forma                                                      .24               .00             (.39)

           The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model and the minimum value method allowed by SFAS 123. The risk free interest rate used was 5.89 percent, the expected option life was 5 years and the assumed dividend rate was zero.

                                                                     (Continued)

           A summary of the status of the plan as of December 31, 2000, 1999 and 1998 and changes during the years ending on those dates is presented below:

                                        2000                              1999                             1998
                             -----------------------------   -------------------------------   -----------------------------
                                              WEIGHTED                       WEIGHTED                          WEIGHTED
                                              AVERAGE                        AVERAGE                            AVERAGE
                               SHARES      EXERCISE PRICE      SHARES      EXERCISE PRICE        SHARES      EXERCISE PRICE
                             ----------   ----------------   ----------   ------------------   ----------   ----------------
Outstanding at beginning
    of year                     104,978      $    10.08         103,978      $   10.07            101,048      $   10.00
Granted                           5,000           12.50           1,000          12.00              4,585          11.76
Exercised                        (1,500)          10.00               -              -                  -              -
Forfeited or expired            (19,616)          10.00               -              -             (1,655)         10.48
                             ----------                      ----------                        ----------
Outstanding at end
 of year                         88,862           10.24         104,978          10.08            103,978          10.07
                             ==========                      ==========                        ==========

Options exercisable
    at year-end                  55,014           10.03          69,714          10.02             53,118         10.03
                             ==========                      ==========                        ==========

Shares available for grant       19,638               -           5,022              -              6,022             -
                             ==========                      ==========                        ==========


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



NOTE 17 - COMMON STOCK AND EARNINGS PER SHARE


            SFAS No. 128, "Earnings per Share" requires that the Company present basic and diluted net income (loss) per common share. The assumed conversion of stock options creates the difference between basic and diluted net income (loss) per common share. Income (loss) per share is calculated by dividing net income by the weighted average number of common shares outstanding for each period presented. The weighted average number of common shares outstanding for basic net income (loss) per common share was 736,118 in 2000 and 735,868 in 1999 and 1998. The weighted average number of common shares outstanding for diluted net income per common share was 822,407 and 824,050 in 2000 and 1999. In 1998 the Company reported net losses and accordingly the diluted computation was antidilutive.

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



           Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

           As of December 31, 2000, the most recent notification of the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

           The Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

                                                                                                      TO BE WELL CAPITALIZED
                                                                                FOR CAPITAL           UNDER PROMPT CORRECTIVE
                                                                            ADEQUACY PURPOSES            ACTION PROVISIONS
                                                                          ---------------------      ------------------------
                                                    ACTUAL                       MINIMUM                       MINIMUM
                                             --------------------         ---------------------      ------------------------
                                              AMOUNT       RATIO           AMOUNT        RATIO        AMOUNT           RATIO
                                             --------     -------         --------      -------      --------         -------
                                                                            (AMOUNTS IN $000)
AS OF DECEMBER 31, 2000
   Total Capital (to risk weighted
     assets)                                 $  6,428       13.8%         $  3,731         8.0%       $  4,664         10.0%
   Tier 1 Capital (to risk weighted
     assets)                                    5,859       12.6             1,866         4.0           2,798          6.0
   Tier 1 Capital (to average assets)           5,859        9.4             2,499         4.0           3,123          5.0

AS OF DECEMBER 31, 1999
   Total Capital (to risk weighted
     assets)                                    6,032       17.7             2,721         8.0           3,401         10.0
   Tier 1 Capital (to risk weighted
     assets)                                    5,623       16.5             1,360         4.0           2,041          6.0
   Tier 1 Capital (to average assets)           5,623       12.7             1,773         4.0           2,217          5.0


NOTE 19 -FAIR VALUE OF FINANCIAL INSTRUMENTS

            SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information, whether or not recognized in the balance sheets, when it is practical to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment and other assets and liabilities.
                                                                     (Continued)

       Fair value approximates carrying value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, federal funds sold and short term investments and stock.

       Securities are valued using quoted fair market prices. Fair value for the Company's off-balance sheet financial instruments is based on the discounted present value of the estimated future cash flows.

       Fair value for rate loans maturing after one year is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

       Fair value for demand deposit accounts, interest-bearing accounts with no fixed maturity date, and certificate of deposit accounts are valued by discounting at rates currently available on similar account types.

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

The estimated fair values of the Company's financial instruments are as follows:

                                                                                      DECEMBER 31,
                                                              --------------------------------------------------------------
                                                                            2000                             1999
                                                              ------------------------------   ----------------------------
                                                                 CARRYING         FAIR           CARRYING           FAIR
                                                                  AMOUNT          VALUE           AMOUNT           VALUE
                                                              --------------    ------------   ------------   -------------
FINANCIAL ASSETS:
  Cash and due from banks                                     $    1,359,158    $  1,359,158   $   2,516,526  $   2,516,526
  Federal funds sold and short term investments                    6,919,000       6,919,000              -               -
  Investment securities                                            7,899,133       7,899,133       8,980,109      8,980,109
  Federal Reserve Bank stock                                         164,700         164,700         190,850        190,850
  Federal Home Bank Loan Bank stock                                  122,200         122,200         112,200        112,200
  Loans, net                                                      45,052,910      44,232,947      32,129,114     30,131,000
FINANCIAL LIABILITIES:
  Deposits                                                        56,726,511      64,055,576      36,836,020     29,468,816
  FHLB advances                                                            -               -       1,900,000      1,900,000
  Federal funds purchased                                                  -               -         920,000        920,000
FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:
  Commitments to extend credit                                     6,225,000       6,225,000       3,586,349      3,586,349
  Standby letters of credit                                          840,999         840,999          25,000         25,000

NOTE 20 - PARENT COMPANY FINANCIAL INFORMATION

         Following is condensed financial information of Beach First National Bancshares, Inc. (parent company only):



                                     CONDENSED BALANCE SHEETS

                                                                                                     DECEMBER 31,
                                                                                        ---------------------------------
                                                                                               2000              1999
                                                                                        ---------------   ---------------
ASSETS
Cash                                                                                    $         9,344   $        56,254
Due from Bank subsidiary                                                                        317,901           104,754
Investment in Bank subsidiary                                                                 5,816,629         5,438,309
Securities available for sale                                                                   600,454           730,369
Other assets                                                                                     26,491            16,596
                                                                                        ---------------   ---------------

       Total assets                                                                     $     6,770,819   $     6,346,282
                                                                                        ===============   ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable                                                                        $        42,149   $        32,969
Shareholders' equity                                                                          6,728,670         6,313,313
                                                                                        ---------------   ---------------

       Total liabilities and shareholders' equity                                       $     6,770,819   $     6,346,282
                                                                                        ===============   ===============




                                            CONDENSED STATEMENTS OF OPERATIONS


                                                                                 FOR THE YEARS ENDED  DECEMBER 31,
                                                                        -------------------------------------------------
                                                                                2000              1999             1998
                                                                        ---------------  ----------------  --------------
REVENUES
Interest income                                                         $        40,681  $         40,337  $       46,720
Gain (loss) on sale of securities                                                   167            (1,363)         (1,155)
Other income                                                                          -                91             100
                                                                        ---------------  ----------------  --------------
       Total revenues                                                            40,848            39,065          45,665
                                                                        ---------------  ----------------  --------------
EXPENSES
Amortization                                                                      2,900             2,900           2,900
Other expenses                                                                   31,384            25,081          53,630
                                                                        ---------------  ----------------  --------------
       Total expenses                                                            34,284            27,981          56,530
                                                                        ---------------  ----------------  --------------
Income (loss) before equity in undistributed
   net income (loss) of Bank subsidiary                                           6,564            11,084          (10,865)
Equity in undistributed net income (loss) of Bank subsidiary                    224,159            41,837         (222,318)
                                                                        ---------------  ----------------  ---------------

       Net income (loss)                                                $       230,723  $         52,921  $      (233,183)
                                                                        ===============  ================  ===============



                                                                     (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                              FOR THE YEARS ENDED  DECEMBER 31,
                                                                        -------------------------------------------------
                                                                                2000              1999             1998
                                                                        ---------------  ----------------  --------------
OPERATING ACTIVITIES
   Net income (loss)                                                    $       230,723   $        52,921  $      (233,183)
   Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities
     Equity in undistributed net income (loss) of
       the bank subsidiary                                                     (224,159)          (41,837)         222,318
     Amortization                                                                 2,900             2,900            2,900
     Decrease (increase) in due from Bank                                      (213,147)          248,284         (353,038)
     (Gain) loss on sale of securities                                             (167)            1,363            1,155
     (Increase) decrease in other assets                                        (12,795)           (5,915)          50,412
     (Decrease) increase in accounts payable                                     24,653            (3,659)          17,690
                                                                        ---------------   ---------------  ---------------
         Net cash provided by (used for) operating activities                  (191,992)          254,057         (291,746)
                                                                        ---------------   ---------------  ---------------

INVESTING ACTIVITIES
   Purchase of securities available for sale                                          -          (343,000)        (609,693)
   Proceeds from sale of securities available for sale                          130,082           132,407          866,424
                                                                        ---------------   ---------------  ---------------
         Net cash provided by (used for) investing activities                   130,082          (210,593)         256,731
                                                                        ---------------   ---------------  ---------------

FINANCING ACTIVITIES
   Proceeds from exercise of stock options                                       15,000                 -                -
                                                                        ---------------   ---------------  ---------------

         Net increase (decrease) in cash and cash equivalents                   (46,910)           43,464          (35,015)

CASH AND CASH EQUIVALENTS, BEGINNING
   OF YEAR                                                                       56,254            12,790           47,805
                                                                        ---------------   ---------------  ---------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                  $         9,344   $        56,254  $         12,79
                                                                        ===============   ===============  ===============

           BEACH FIRST NATIONAL BANCSHARES, INC. - BOARD OF DIRECTORS


               NAME AND                                PRINCIPAL                           POSITION WITH
                ADDRESS                               OCCUPATION                              COMPANY
               --------                               ----------                           -------------

           Michael Bert Anderson                      Hotel Owner                            Director
              Myrtle Beach, SC

            Orvis Bartlett Buie               Certified Public Accountant                    Director
              Myrtle Beach, SC

           Raymond E. Cleary III                        Dentist                        Chairman and Director
              Myrtle Beach, SC

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

             Rick H. Seagroves                Franchise Restaurant Owner                     Director
              Myrtle Beach, SC

                Don J. Smith                          Real Estate                            Director
              Myrtle Beach, SC

          Samuel Robert Spann, Jr.                Roofing Contractor                         Director
             Murrells Inlet, SC

           B. Larkin Spivey, Jr.                 Campground Owner and                        Director
              Myrtle Beach, SC                   Real Estate Investor

          Walter E. Standish, III                  President and CEO               President, CEO, and Director
              Myrtle Beach, SC                 Beach First National Bank

            Stephanie L. Vickers                Chief Financial Officer               Chief Financial Officer

              James C. Yahnis                       Beer Wholesaler                          Director
             Murrells Inlet, SC

                      BEACH FIRST NATIONAL BANK - OFFICERS

Walter E. Standish, III        President and Chief Executive Officer

Stephanie L. Vickers           Chief Financial Officer, Secretary, and Senior Vice President

Katie Huntley                  Executive Vice President

Barbara Abrams                 Vice President

Jerome Smoak                   Vice President

Tiffany Suggs                  Assistant Vice President

Linda Dickinson                Assistant Vice President


ANNUAL MEETING OF SHAREHOLDERS:

         The Annual Meeting of Shareholders of Beach First National Bancshares, Inc. will be held at the Myrtle Beach Convention Center, 2101 Oak Street, Myrtle Beach, South Carolina 29577 on Wednesday, April 18, 2001, at 2:00 p.m.


CORPORATE OFFICE:                                              GENERAL COUNSEL:
-----------------                                              ----------------

1550 Oak Street                                                Nelson Mullins Riley & Scarborough, L.L.P.
Myrtle Beach,  South Carolina 29577                            First Union Plaza
(843) 626-2265                                                 999 Peachtree Street, NE / Suite 1400
(843) 916-7818 Fax                                             Atlanta, Georgia 30309

REGISTRAR AND TRANSFER AGENT:
-----------------------------

First-Citizens Bank and Trust Company of South Carolina
P. O. Box 29
Columbia, South Carolina 29202

MARKET FOR COMMON STOCK:

As of the date of this prospectus, there were 737,368 shares of common stock outstanding held by approximately 915 shareholders of record. All of our currently issued and outstanding common stock was issued in our initial public offering on September 23, 1996. The price per share in the initial public offering was $10.00. There is currently no established public trading market in the common stock, and trading and quotations of the common stock have been limited and sporadic. Because there has not been as established market for our common stock, we may not be aware of all prices at which the common stock has been traded. Based on information available to us from a limited number of sellers and purchasers of common stock, we believe transactions in the common stock, on a per share basis, ranged from $10.00 to $11.00 during 1997, from $11.00 to $14.00 during 1998, from $13.00 to $14.00 during 1999, and from $11.00 to $13.00 from January 1, 2000 through December 31, 2000. There is no assurance that these prices reflect the market value of our common stock.