Form 10KSB, Exhibit 13
period 2001-12-31
BEACH FIRST NATIONAL BANCSHARES INC
filed 2002-03-06
CIK 949228

Exhibit 13 - 2001 Annual Report for Beach First National Bancshares

                                                                     Exhibit 13

Cover: Beach First National Bancshares, Inc. 2001 Annual Report
Inside front cover:  Photo of Board of Directors, Photo of Branch
About the cover: Our cover design features our country's flag, in memory of those who perished on September 11 and in honor of those who defend the freedoms we all cherish.

Beach First National Bancshares, Inc, logo

Net Income Graph                                                                  Total Assets Graph

Selected Financial Highlights

                                                                         2001             2000        % Change
                                                                         ----             ----        --------

Earnings
         Net Income                                              $    459,294          230,723           99.1%
         Net Income per share - basic                                    0.46             0.31           48.4%
         Net Income per share - diluted                                  0.46             0.28           64.3%
         Book Value per share                                            9.97             9.12            9.3%

Earnings Breakdown
         Total Interest Income                                   $      5,741            4,634           23.9%
         Total Interest Expense                                         2,705            2,450           10.4%
         Net Interest Income                                            3,036            2,184           39.0%
         Total Noninterest Income                                         370              293           26.3%
         Total Noninterest Expense                                      2,404            1,850           29.9%

Year End Balances (in thousands)
         Total Assets                                            $     80,785           63,770           26.7%
         Loans, net of unearned income                                 63,204           45,622           38.5%
         Deposits                                                      67,133           56,727           18.4%
         Stockholders' Equity                                          13,149            6,729           95.4%



Inside the Report

To Our Shareholders and Friends...........................................................................p. 2
Financial Analysis........................................................................................p. 4
Consolidated Balance Sheets...............................................................................p. 10
Consolidated Statements of Income.........................................................................p. 11
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income.......................p. 12
Condensed Statements of Cash Flows........................................................................p. 13
Report of Management......................................................................................p. 14
Corporate Information.....................................................................................p. 15
Directors and Officers....................................................................................p. 16
Staff.........................................................................................Inside Back Cover


Beach First National Bancshares, Inc. p.1

To Our Shareholders and Friends

2001 was a year of strong financial and physical growth that saw our earnings more than double and our presence expand to the South Strand. Our staff has worked extremely hard to build the foundation for a truly great bank. I am pleased to share the following results and achievements with you.
Net Income Grows...
In 2001, net income was $459,294, an increase of 99.1% over the figures reported one year ago. Assets grew to $80.8 million, which represents an increase of 26.7% over the previous year. We also saw deposits climb to $67.1 million, an increase of 18.3% in 2001. We redeployed these funds through lending activity in our community, which in turn fueled the growth of total loans to $63.2 million, a 38.5% increase.
Surfside Beach Office Opens...

Our new office at the intersection of Highway 544 and Highway 17 Bypass in Surfside Beach opened in June to meet the needs of consumers and businesses alike. The growth at this office and its enthusiastic reception in the community has been a pleasure to see. We will continue to build on this strong foundation and are pleased to serve this community.


(photo of Surfside office)

Future Expansion...

In addition, we have begun to explore expansion to North Myrtle Beach and expect to announce the opening of a third office before the end of 2002. We are excited about the opportunities that exist in North Myrtle Beach and believe that there is a strong market for the local, personalized service that only Beach First can provide.

Our growth and plans for expansion clearly demonstrate that our message is being heard and that customers are responding to our local management and community banking philosophy. We have been able to take advantage of the turmoil caused by large bank mergers within Horry County. We believe we are well-positioned to continue to gain market share in 2002, as the effects of these mergers are still being felt.
Visa Check Card Performs Well...

Our product menu expanded to include the popular Visa Check Card. The card was met with strong customer acceptance and we have already achieved our aggressive monthly usage goal. This product is a true "win-win" for the bank and our customers, generating fee income from merchants while providing a much-needed convenience that solidifies the customer's relationship with us.


(artwork of Visa Check Card)

Uncertain Times...

We have achieved this level of success despite an uncertain economy and tragic world events that touched us all. While leading economic indicators project a slow recovery in 2002, we have prepared our loan loss reserves prudently in the event of continued uncertainty. Loan demand is steady while loan quality remains excellent, with net loan losses of just 0.33% of average total loans.

In addition to our expanded physical presence in two markets and solid financial growth, we have also strengthened our management depth. With the addition of seasoned banking


Beach First National Bancshares, Inc. p.2 professionals, along with in-house human resource and marketing expertise, we have a stronger, deeper team in place and are well-prepared to take advantage of new opportunities.
Committed and Involved Board...

Our Board of Directors was strengthened as well with the addition of Leigh Ammons Meese who has the distinction of being the only female member of an Horry County corporate bank board. We are pleased to have her on our team and welcome her contributions and wise counsel.

Our Board of Directors remains firmly committed to the bank and its goals. Along with members of executive management, the Board recently completed an intensive strategic planning process to chart our progress for 2002 and beyond. Together with our staff, we are a highly motivated team committed to a strong future defined by service and growth.
Family Friendly Certification...

During 2001, our bank was one of the first businesses in Horry County to be certified as "Family Friendly." We are proud to hold this designation along with other locally-owned businesses in Horry County, including Burroughs and Chapin, the Jackson Companies, and Myrtle Beach National Company. The certification process included a detailed survey completed by all employees of our company. The criteria for gold level certification cover the company's contributions to the cost of health care plans, availability of flexible work schedules, opportunities for career advancement, and the encouragement of our involvement in the educational process for children. More recently, Beach First was one of just five companies in the state of South Carolina to be recognized for its family friendly stance. The earlier county certificate and the state honor both clearly indicate that we provide a comfortable and caring environment for employees to do their work as well as a great place for customers to do their banking.



(Artwork Family Friendly Logo)

"Reflections of Our Youth..."

Beach First's 2002 calendar, "Reflections of Our Youth," recently received a Silver ADDY award in local competition sponsored by the Coastal Advertising and Marketing Professionals. This calendar featured the artwork of students from Myrtle Beach Elementary, Lakewood Elementary, and St. James Elementary Schools and emphasizes Beach First's commitment to our community.



(Artwork of 2002 Calendar)



In summary, we are making good progress, but there is much hard work ahead. Together, our board, management, and staff are all dedicated to meeting the bank's goals. We appreciate your commitment to our company and will continue to work hard for your investment.





/s/ Walter E. Standish, III

Walter E. Standish, III

President and Chief Executive Officer




Beach First National Bancshares, Inc. p.3

Financial Analysis


Financial Review

Beach First National Bancshares, Inc., (the "Company") is the parent of Beach First National Bank (the "Bank"), headquartered in Myrtle Beach, South Carolina. Beach First opened for business in September 1996, and opened a second office in Surfside Beach in June 2001. The bank plans to open a third office in North Myrtle Beach in 2002. Beach First provides a full range of community banking services to individuals and small to medium size businesses.

The following discussion reviews major factors and trends regarding the financial condition and results of operations of the Company and the Bank for each of the three years in the period ended December 31, 2001. For a more complete discussion of our financial condition and results of operations for this period, we encourage you to read our Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission.

Results of Operations
Summary

Net income for the year ended December 31, 2001, totaled $459,294 or $0.46 per share. Net income per share for 2001 increased 48.4% from 2000. Net income for 2000 was $230,723, an increase of $177,802 or 336.0% from $52,921 earned in
1999.

The primary factors affecting the increase in net income for 2001 were an $851,997 or 39.0% increase in net interest income and a $76,249 or 26.0% increase in noninterest income. These favorable changes were partially offset by a $553,391 or 29.9% increase in noninterest expense and a $215,893 or 85.9% increase in the provision for loan and lease losses.

Return on average assets and return on average stockholders' equity are key measures of earnings performance. Return on average assets for 2001 was 0.62% compared with 0.41% in 2000 and 0.13% in 1999. Return on average stockholders' equity for 2001 was 3.97% verses 3.56% in 2000 and 0.83% in 1999. The Company conducted a secondary stock offering in July 2001 to raise capital for future growth and expansion. The offering was an overwhelming success with 581,000 shares sold generating $5.9 million in capital.

Total assets increased to $80.8 million at December 31, 2001, a 26.7% increase since December 31, 2000.

[Graphic Omitted]
(Graph of Total Assets in millions)


Net interest income, the major component of the Company's income, is the amount by which interest and fees generated by earning assets exceed the total interest costs of the funds used to carry them. Changes in the level of interest rates and the change in the amount of composition of earning assets and interest-bearing liabilities affect net interest income.

Net interest income increased $851,997 or 39.0% from $2.2 million in 2000 to $3.0 million in 2001. This increase primarily was attributed to the increased volume of earning assets, and an increase in the net interest margin of 21 basis points from 4.15% in 2000 to 4.36% in 2001.



Beach First National Bancshares, Inc. p.4

[Graphic Omitted]
(Graph of Net Interest Income in millions)


Interest income increased $1.1 million or 23.9% in 2001 primarily due to the increased volume of earning assets. Average earning assets increased 32.0% to $69.6 million, compared with $52.7 million in 2000. Two primary types of earning assets are loans and investment securities. The income generated from these assets is a function of their quality, growth and yield. The growth in these earning assets was primarily the result of improved quality loan demand as average loans increased $17.1 million or 43.7%. The yield on earning assets decreased 55 basis points from 8.79% in 2000 to 8.24% in 2001. The primary reason for the decrease in the yield on earning assets during the period was falling interest rates, which resulted in a lower yield earned on the loan and investment securities portfolios. Average loans were 80.5% of average earning assets in 2001 and 74.0% in 2000. The yield on loans decreased 54 basis points from 9.52% in 2000 to 8.98% in 2001 largely due to a significant lowering of interest rates and competitive market conditions. The yield on investment securities declined 18 basis points from 6.71% in 2000 to 6.53% in 2001, primarily due to declining interest rates and pre-payments on mortgage backed securities. The yield on federal funds sold and short term investments fell 302 basis points from 6.73% in 2000 to 3.71% in 2001 largely due to the drastic lowering of rates in 2001.



Comparative Average Yields and Rates
                                              2001                       2000                   1999
                                           Yield/Rate                 Yield/Rate             Yield/Rate
                                           ----------                 ----------             ----------

Federal funds sold and short
term investments                             3.71%                       6.73%                 5.43%
         Investment securities               6.53%                       6.71%                 6.44%
         Loans                               8.98%                       9.52%                 9.13%
                                                                         ----                  ----
----------------------------------------------------------------------------------------------------------
     Total earning assets                    8.24%                       8.79%                 8.36%
                                             ====                        ====                  ====
----------------------------------------------------------------------------------------------------------
Interest-bearing deposits:
        Checking Accounts                    1.97%                       2.35%                 1.94%
        MMA                                  4.47%                       5.47%                 4.36%
        Savings                              3.06%                       4.78%                 4.18%
        CDs <$100,000                        5.93%                       6.21%                 5.64%
        CDs >$100,000                        5.56%                       6.18%                 5.61%
        IRA                                  6.36%                       6.18%                 5.95%
----------------------------------------------------------------------------------------------------------
    Total interest-bearing deposits          5.20%                       5.81%                 5.11%
                                             ====                        ====                  ====
----------------------------------------------------------------------------------------------------------
        Other borrowings                     6.03%                       5.98%                 5.20%
                                             -----                       ----                  ----
----------------------------------------------------------------------------------------------------------
    Total interest-bearing liabilities       5.20%                       5.81%                 5.11%
                                             ====                        ====                  ====
----------------------------------------------------------------------------------------------------------
        Net interest spread                  3.04%                       2.98%                 3.25%
Net interest income/margin                   4.36%                       4.15%                 4.47%
                                             ====                        ====                  ====


Beach First National Bancshares, Inc. p.5

Average interest-bearing deposits grew $10.5 million or 25.48%, primarily due to 25.32% growth in time deposits and 105.6% growth in money market accounts. The average rate paid on interest bearing-liabilities decreased 61 basis points from 5.81% in 2000 to 5.20% in 2001, primarily due to a lower level of interest rates and a more favorable mix of funding sources. Interest-bearing liabilities in 2001 decreased as a percentage of average earning assets to 74.7% in 2001 from 80.0% in 2000.

The net interest margin, computed by dividing net interest income by average earning assets, reflects the impact of noninterest-bearing funds on net interest income. Noninterest-bearing funding sources increased $2.5 million or 35.5% in 2001 to 13.7% of average earning assets from 13.4% in 2000.


[Graphic Omitted]
(Graph of Noninterest Income)


Noninterest income for the Company consists of service charges on deposits accounts, mortgage referral fee income, and other commissions and fees generated from various banking activities. Noninterest income is currently a small percentage of the overall income produced by the Company. Noninterest income increased $76,249 or 25.98% and totaled $369,731 in 2001 compared to $293,482 in 2000.

Commissions and fees, which include revenues from the VISA Check Card program, ATM networks and credit-card related services totaled $80,887 in 2001.


[Graphic Omitted]
(Graph of Noninterest Expense in millions)


Noninterest expense of $2.4 million increased $553,391 or 29.9% and in 2001 compared with $1.9 million in 2000. Each category of noninterest expense was affected by the growth experienced by the Company during 2001.

Salaries and employees benefits increased $319,024 or 32.6% during 2001, primarily due to the staffing increases needed for the opening of a new branch office in Surfside Beach, South Carolina during the second quarter of 2001. Merit increases, performance bonuses, and increased contributions to fund the Company's employee benefit plans also contributed to this increase.

Net occupancy expense, which includes depreciation and amortization costs, increased $125,555 or 54.8% during 2001, largely due to the opening of the Surfside branch office. The Company began construction on the branch office in Surfside Beach, South Carolina, during 2000 and occupied it in 2001.


Beach First National Bancshares, Inc. p.6

Other operating expenses increased $108,812 or 16.9% in 2001 primarily due to the Surfside branch office and growth realized by the Company. The Company increased spending in selected areas to enhance revenue growth. The selected areas included marketing-related expenses, which increased 135.9%, and data processing expenses, which increased 62.0%. Professional fees, including legal fees declined 60.0% in 2001.

The Company's overhead efficiency ratio was 70.58% in 2001, an improvement from 74.69% in 2000.

Financial Condition

Loan Composition

Commercial                                   $  13,453,083   $  8,719,474
Real estate - construction                       2,368,358      3,604,153
Real estate - mortgage                          39,046,158     27,171,980
Consumer                                         8,336,044      6,126,548
                                              ------------   ------------
Loss, gross                                     63,203,643     45,622,155
Less allowance for possible loan losses           (851,222)      (569,245)
                                              ------------   ------------
Loans, net                                    $ 65,352,421   $ 45,052,910
                                              ============   ============

Loans

In 2001, average loans grew 43.7% to $56.1 million from $39.0 million in 2000. In 2001, the Company focused on growth, loan quality, and expansion of existing customer relationships.

Loan policies and procedures provide the overall direction for administration of the loan portfolio. The lending strategy focuses on quality growth in each of the Company's market areas. The Company's loan underwriting process is intended to ensure that sound and consistent credit decisions are made.

The Company's commercial lenders focus primarily on small and medium sized businesses in their market areas. The Grand Strand market is dependent on the tourism industry which is seasonal in nature. However, the Company's lenders have a high level of experience analyzing the different types of businesses competing in this industry. Loan demand slowed considerably in the later half of 2001, due to economic conditions and later, the impact of world events.


[Graphic Omitted]
(Graph of Total Loans in millions)


The ratio of net charge-offs to average loans was 0.33% in 2001, 0.23% in 2000, and 0.03% in 1999. A $467,000 provision for loan losses was made in 2001, compared with $251,107 in 2000, and $154,168 in 1999. The increased level


Beach First National Bancshares, Inc. p.7 of the provision for loan losses during 2001 was primarily attributable to loan growth and an increase in net charge-offs. Based on the current evaluation of the loan portfolio, management believes the reserve at December 31, 2001, is adequate to cover potential losses in the portfolio.



[Graphic Omitted]
(Graph of Loan Loss Reserve to Total Loans)



Investment Securities

Average investment securities represented 10.0% of average earning assets during 2001, compared to 16.5% in 2000. The decrease in the percentage of investment securities was due to strong loan growth.

The Company primarily invests in U.S. Treasury securities, securities of other U.S. Government agencies and corporations, and mortgage related securities with average lives approximating five years. Investment securities available-for-sale are held for expected liquidity requirements, capital planning, and asset/liability management. Such securities, recorded at fair value, were $5.7 million at December 31, 2001, compared with $7.9 million at December 31, 2000. The unrealized gain on investment securities available-for-sale, was $62,023 at December 31, 2001 and the net unrealized loss on investment securities was $62,802 at December 31, 2000.

Funding Sources

Average deposits increased 27.1% to $61.4 million in 2001 from $48.3 million in 2000. In 2001, the mix of interest- bearing deposits changed as average certificates of deposit increased 21.3%, while average interest checking, money market, and savings accounts as a group increased 62.7%. Average demand deposits increased 36.6% to $9.7 million.

During 2001, the Company had average short term borrowings of $217,926 compared to $893,142 in average short term borrowings for 2000. The primary reason for the decline in federal funds purchased was the secondary common stock offering conducted in July 2001 raising approximately $5.9 million.


[Graphic Omitted]
(Graph of Total Deposits in millions)







Beach First National Bancshares, Inc. p.8



Deposit Composition

                                                                 December 31,
                                                          --------------------------
                                                             2001             2000
                                                          ----------        --------

Non-interest bearing                                     $  11,968,934    $   5,525,253
Interest bearing:
                    Interest bearing checking accounts       3,911,552        2,148,148
                    Money market accounts                   14,962,249       12,085,652
                    Savings                                  2,824,451        3,133,648
                    Time, less than $100,000                20,706,965       21,181,849
                    Time, $100,000 and over                 13,758,817       12,651,961
                                                         -------------    -------------
Total deposits                                           $  67,132,968    $  56,726,511
                                                         =============    =============


Capital Resources

The Company maintains a strong level of capital as a margin of safety for its depositors and stockholders, as well as to provide for future growth and expansion. At December 31, 2001, stockholders' equity was $13.1 million versus $6.7 million at December 31, 2000. The Company had a Tier 1 capital ratio of 15.8% and 12.6% at December 31, 2001 and 2000, respectively, and a total risk-based capital ratio of 17.1% and 13.8% at December 31, 2001 and 2000, respectively, well above the regulatory requirements for a well-capitalized institution. The primary reason for the increases in our capital ratios was the secondary common stock offering conducted in July 2001 raising approximately $5.9 million.

Under the capital guidelines of the Office of the Comptroller of the Currency, we are required to maintain a minimum total risk-based capital ratio of 8%, with at least 4% being Tier 1 capital. To be considered "well-capitalized," banks must meet regulatory standards of 10% for total risk-based capital and 6% for Tier 1 capital. Tier 1 capital consists of common shareholders' equity, qualifying perpetual preferred stock, and minority interest in equity accounts of consolidated subsidiaries, less goodwill. In addition, we must maintain a minimum Tier 1 leverage ratio (Tier 1 capital to total average assets) of at least 4%. The "well-capitalized" standard for the Tier 1 leverage ratio is 5%.


[Graphic Omitted]
(Graph of Capital)



Beach First National Bancshares, Inc. p.9

Beach First National Bancshares, Inc. and Subsidiary
Consolidated Balance Sheets
                                                                                    December 31,
                                                                                    ------------
                                                                         2001                        2000
                                                                         ----                        ----
                                                       ASSETS
Cash and due from banks                                            $   3,387,066             $       1,192,989
Federal funds sold and short term investments                          5,679,291                     7,085,169
Investment securities                                                  5,681,980                     7,899,133
Loans, net                                                            62,352,421                    45,052,910
Federal Reserve Bank stock                                               164,700                       164,700
Federal Home Bank stock                                                  144,100                       122,200
Property and equipment, net                                            2,568,475                     1,546,447
Other assets                                                             806,782                       706,468
                                                                   -------------             -----------------
         Total assets                                              $  80,784,815             $      63,770,016
                                                                   =============             =================

                                        LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposits
     Noninterest bearing                                           $  11,968,934             $       5,525,253
     Interest bearing                                                 55,164,034                    51,201,258
                                                                   -------------             -----------------
         Total deposits                                               67,132,968                    56,726,511
Other liabilities                                                        503,017                       314,835
                                                                   -------------             -----------------
         Total liabilities                                            67,635,985                    57,041,346

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
     Common stock, $1 par value, 10,000,000 shares authorized,
     1,318,368 and 737,368 shares issued and outstanding
     at December 31, 2001 and 2000, respectively                       1,318,368                       737,368
Paid-in capital                                                       11,787,899                     6,489,981
Retained earnings (deficit)                                                2,119                      (457,175)
Accumulated other comprehensive income (loss)                             40,444                       (41,504)
                                                                   -------------             -----------------
     Total shareholders' equity                                       13,148,830                     6,728,670
                                                                   -------------             -----------------
     Total liabilities and shareholders' equity                    $  80,784,815             $      63,770,016
                                                                   =============             =================

Beach First National Bancshares, Inc. p.10

Beach First National Bancshares, Inc. and Subsidiary
Consolidated Statements of Income

                                                                              For the years ended December 31
                                                          ---------------------------------------------------
                                                                2001                    2000                      1999
                                                          ---------------          --------------          -----------

INTEREST INCOME
   Loans and fees on loans                               $      5,040,259           $   3,713,902          $      2,469,213
   Investment Securities                                          457,966                 586,035                   628,112
   Federal funds sold and short term investments                  242,601                 334,086                    43,459
                                                         ----------------           -------------          ----------------
         Total interest income                                  5,740,826               4,634,023                 3,140,784
INTEREST EXPENSE
   Deposits and borrowings                                      2,704,990               2,450,184                 1,458,633
                                                         ----------------           -------------          ----------------
         Net interest income                                    3,035,836               2,183,839                 1,682,151
PROVISION FOR POSSIBLE LOAN LOSSES                                467,000                 251,107                   154,168
                                                         ----------------           -------------          ----------------
   Net interest income after provision for possible
loan losses                                                     2,568,836               1,932,732                 1,527,983
                                                         ----------------           -------------          ----------------
NONINTEREST INCOME
   Service fees on deposit accounts                               295,624                 264,154                   157,988
   Loss on sale of investment securities                          (11,381)                 (8,959)                  (32,702)
   Other income                                                    85,488                  38,287                    29,645
                                                         ----------------           -------------          ----------------
         Total nointerest income                                  369,731                 293,482                   154,931
                                                         ----------------           -------------          ----------------
NONINTEREST EXPENSES
   Salaries and wages                                           1,180,492                 890,572                   725,410
   Employee benefits                                              116,709                  87,605                    66,292
   Supplies and printing                                           81,324                  51,222                    36,595
   Advertising and public relations                                81,605                  34,598                    23,126
   Professional fees                                               88,589                 141,699                   134,466
   Depreciation and amortization                                  233,449                 175,523                   197,986
   Occupancy                                                      121,114                  53,485                    49,268
   Data processing fees                                           156,422                  96,560                    70,805
   Other operating expenses                                       344,052                 319,101                   292,045
                                                         ----------------           -------------          ----------------
         Total noninterest expenses                             2,403,756               1,850,365                 1,595,993
                                                         ----------------           -------------          ----------------
         Income before income taxes                               534,811                 375,849                    86,921
INCOME TAX EXPENSE                                                 75,517                 145,126                    34,000
                                                         ----------------           -------------          ----------------
         Net Income                                      $        459,294           $     230,723          $         52,921
                                                         ================           =============          ================
BASIC NET INCOME PER COMMON SHARE                        $           0.46           $        0.31          $           0.07
                                                         ================           =============          ================
DILUTD NET INCOME PER COMMON SHARE                       $           0.46           $        0.28          $           0.06
                                                         ================           =============          ================

Weighted average common shares outstanding - basic                990,302                 736,118                   735,868
Weighted average comon share outstanding - diluted              1,000,369                 822,407                   824,050


Beach First National Bancshares, Inc. p.11

Beach First National Bancshares, Inc. and Subsidiary
Consolidated Statements of Changes in Shareholders' Equity
and Comprehensive Income
                                                                                 Accumulated
                                                                   Retained         Other
                                    Common            Paid-in      Earnings     Comprehensive
                              Shares      Amount      Capital      (Deficit)    Income (Loss)       Total
                             --------    ---------   ---------    ------------ ----------------    --------


Balance, December 31, 1998     735,868   $ 735,868    $6,476,481    $(740,819)        $   2,126   $ 6,473,656
                                                                                                  -----------
Net Income                       -          -            -             52,921         -                52,921
Other comprehensive loss,
net of income taxes:
     Unrealized loss on
           investment
           securities            -          -            -             -              (234,847)      (234,847)
     Plus reclassification
           adjustments for
           losses                -          -            -             -                 21,583        21,583
                                                                                                  -----------
Comprehensive loss               -          -            -             -              -              (160,343)
                             ---------    --------    ----------    --------           --------   -----------
Balance, December 31, 1999     735,868     735,868     6,476,481    (687,898)          (211,138)    6,313,313
                                                                                                  -----------
Net Income                       -          -            -           230,723          -               230,723
Other comprehensive
income, net of income
taxes:
     Unrealized gain on
           investment
           securities            -          -            -             -                163,721       163,721
     Plus reclassification
           adjustments for
           losses                -          -            -             -                  5,913         5,913
                                                                                                  -----------
Comprehensive Income             -          -            -             -              -               400,357
Exercise of stock options        1,500       1,500        13,500       -              -                15,000
                             ---------   ---------    ----------    --------          ---------   -----------
Balance, December 31, 2000     737,368     737,368     6,489,981    (457,175)           (41,504)    6,728,670
                                                                                                  -----------
Net Income                       -          -            -           459,294          -               459,294
Other comprehensive
income, net of income
taxes:
     Unrealized gain on
           investment
           securities            -          -            -             -                 77,042        77,042
     Plus reclassification
           adjustments for
           losses                -          -            -             -                  4,906         4,906
                                                                                                   ----------
Comprehensive income             -          -            -             -               -               541,242
Issuance of common stock       581,000     581,000     5,297,918       -               -             5,878,918
                             ---------   ---------    ----------    --------          ---------    -----------
Balance, December 31, 2001   1,318,368   1,318,368    11,787,899       2,119             40,444     13,148,830
                             =========   =========    ==========    ========          =========    ===========

Beach First National Bancshares, Inc. p.12

Beach First National Bancshares, Inc. and Subsidiary
Condensed Statements of Cash Flows

                                                                                  For the years ended December 31,
                                                                        ------------------------------------------------------
                                                                                2001               2000              1999
                                                                        -----------------  -----------------  ----------------

OPERATING ACTIVITIES
     Net income                                                         $       459,294    $      230,723     $       52,921
     Adjustments to reconcile net income to net
         cash provided by operating activities:
         Depreciation and amortization                                          225,754            175,523            197,986
         Deferred income taxes                                                 (189,449)           129,286             31,000
         Provision for loan losses                                              467,000            251,107            154,168
         Write-down on real estate acquired in settlement of loans                    -             11,426             50,000
         Loss on sale of investment securities                                   11,381              8,959             32,702
         Decrease (increase) in other assets                                     43,721           (176,699)          (203,788)
         Increase in other liabilities                                          188,182            128,771            120,172
                                                                        ---------------    ---------------    ---------------
            Net cash provided by operating activities                         1,205,882            759,096            435,161
                                                                        ---------------    ---------------    ---------------

INVESTING ACTIVITIES
     Proceeds from sale of investment securities                              2,338,654          1,548,201          4,678,226
     Purchase of investment securities                                                -           (209,313)        (2,790,691)
     Purchase of FHLB stock                                                     (21,900)                 -                  -
     Decrease (increase) in Federal funds sold and short term
           investments                                                        1,405,878         (6,984,786)         2,250,000
     Increase in loans, net                                                 (17,921,511)       (13,174,903)       (11,450,941)
     Proceeds from sale of real estate acquired in
           settlement of loans                                                  155,000                  -                  -
     Purchase of premises and equipment                                      (1,253,302)          (271,024)           (96,556)
     Proceeds from disposal of premises and equipment                                 -             24,085                  -
                                                                        ---------------    ---------------    ---------------
            Net cash used by investing activities                           (15,297,181)       (19,067,740)        (7,510,345)
                                                                        ---------------    ---------------    ---------------
FINANCING ACTIVITIES
     Proceeds from Federal Home Loan Bank advances                                    -                  -          1,900,000
     Repayments of Federal Home Loan Bank advances                                    -         (1,900,000)                 -
     Increase (decrease) in Federal funds purchased                                   -           (920,000)           920,000
     Net increase in deposits                                                10,406,457         19,890,490          5,700,978
     Exercise of stock options                                                        -             15,000                  -
     Issuance of common stock                                                 5,878,918                  -                  -
                                                                        ---------------    ---------------    ---------------
            Net cash provided by financing activities                        16,285,375         17,085,490          8,520,978
                                                                        ---------------    ---------------    ---------------
            Net increase (decrease) in cash                                   2,194,076         (1,223,154)         1,445,794
CASH AND CASH EQUIVALENTS AT BEGINNING
     OF YEAR                                                                  1,192,989          2,416,143            970,349
                                                                        ---------------    ---------------    ---------------
CASH AND EQUIVALENTS AT END OF YEAR                                     $     3,387,066    $     1,192,989    $     2,416,143
                                                                        ===============    ===============    ===============

CASH PAID FOR
     Interest                                                           $     2,718,206    $     2,378,832    $     1,447,576
                                                                        ===============    ===============    ===============
     Income taxes                                                       $        16,640    $         1,910    $         1,000
                                                                        ===============    ===============    ===============
SCHEDULE OF NONCASH INVESTING ACTIVITY
            Real estate acquired in settlement of loans                 $       155,000    $             -    $       288,074
                                                                        ===============    ===============    ===============


Beach First National Bancshares, Inc. p.13

Report of Management

The consolidated financial statements of Beach First National Bancshares, Inc., (the "Company") and other financial information included in this summary Annual Report were prepared by management responsible for the integrity of the information presented. The statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and include amounts that are based on management's best estimates and judgment.

The Company maintains accounting and control systems which are believed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and produce records adequate for preparation of financial information. Management recognizes the limits inherent in any system of internal control as the cost of controls should not exceed the benefits derived. Management believes the system provides an appropriate balance.

In order to monitor compliance with its system of controls, the Company employs the independent auditors of Tourville, Simpson, and Caskey to perform quarterly internal audits of controls and compliance with systems and controls. Audit reports are issued to management and presented to the Audit Committee of the Board of Directors. The independent accountants receive copies of these reports and the reports are available for review by regulatory authorities.

The Audit Committee of the Board of Directors meets as necessary with management, the independent auditors, and the independent accountants to review audit scopes, audit reports, and fee arrangements of the independent accountants, in order to evaluate management's performance of its financial reporting responsibility. Both the independent auditors and accountants have access to the Audit Committee without any management present in the discussions. Independent accountants are recommended by the Audit Committee to the Board of Directors for approval.

Elliott Davis, L.L.P., as independent certified public accountants, is engaged to provide an objective, independent review as to management's discharge of its responsibilities relating to the fairness of reported operating results and financial condition. They have an understanding of the Company's accounting and financial controls and conduct such tests and related procedures as they deem appropriate to arrive at an opinion of the fairness of the financial statements. Their opinion is included as a part of the Company's 2001 Annual Report on Form 10-KSB.

Our management is committed to, and has always maintained and enforced, a philosophy of high ethical standards in the conduct of its business. The policies covering conflicts of interest, community affairs, and other subjects, are uniformly applicable to all officers and employees of our Company.

Beach First National Bancshares, Inc.
Myrtle Beach, South Carolina
March 1, 2002



Beach First National Bancshares, Inc. p.14

Annual Meeting of Shareholders
The Annual Meeting of Shareholders of Beach First National Bancshares, Inc. will be held at the Myrtle Beach Convention Center, 2101 Oak Street, Myrtle Beach, South Carolina on Wednesday, April 17. The meeting will take place in Ballroom C, beginning at 2 p.m.

About the Annual Report
The 2001 Annual Report is presented using a summary format intended to provide information in a concise, summarized manner. The audited financial statements are contained in Beach First National Bancshares, Inc. Annual Report on Form 10-KSB for the year ended December 31, 2001.

Form 10-KSB

Copies of the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission, will be furnished at no charge to shareholders upon written request to Richard N. Burch, Senior Vice President and Chief Financial Officer, at the Corporate Office address. Market for the Common Stock

The Company's stock trades under the symbol "BFNB" on the Over-the-Counter Bulletin Board. Trading and quotations of the common stock have been limited and sporadic. Management is not aware of the prices at which all shares of stock have been traded. The ranges of prices known to management are $10.00 to $12.00. As of March 1, 2002, there were approximately 1,485 shareholders of record. The market maker in the Company's stock is Scott & Stringfellow, Inc.
Forward Looking Statement

To the extent that any statement in this document is not a statement of historical fact and could be considered a forward-looking statement, actual results could differ materially from those in the forward-looking statement. This discussion should be read in conjunction with the audited consolidated financial statements and accompanying notes presented in Item 7 on Form 10-KSB filed with the Securities and Exchange Commission and the supplemental financial data appearing throughout this report.

Offices

Corporate Office
1550 Oak Street
Myrtle Beach, SC 29577
843.626.2265
843.916.7818 (fax)

Surfside Beach Office
3064 Dick Pond Road
Surfside Beach, SC  29588
843.294.6000
843.294.6001 (fax)

Website: www.beachfirst.com


       Member FDIC logo                              Equal Housing
                             Lender logo


Beach First National Bancshares, Inc. p.15


Directors

Michael Bert Anderson                       Richard E. Lester                   Sammy R. Spann, Jr.
Managing Owner                              Attorney                            Roofing Contractor
Patricia Resorts                            Van Osdell, Lester, Howe,           Spann Roofing
                                               & Jordan, PA
Bart Buie                                   Leigh Ammons Meese                  B. Larkin Spivey, Jr.
Certified Public Accountant                 Attorney                            Owner
Bartlett Buie, CPA, P.A.                    Sea Mist Resort and Family Kingdom  Spivey Company, LLC
                                            Amusement Park
Raymond E. Cleary, III, DDS                                                     Walter E. Standish, III
Chairman of the Board                       Rick H. Seagroves                   President and Chief
Beach First National Bancshares, Inc.       Owner                               Executive Officer
Dentist                                     Inland Foods Corporation            Beach First National Bank
Glenn's Bay Dentists at Surfside

Michael D. Harrington                       Don J. Smith                        James C. Yahnis
General Contractor                          Real Estate                         Beverage Wholesaler
Harrington Construction Company, Inc.       Coldwell Banker Chicora             Chris Yahnis Coastal
                                                                                Consultants
Joe N. Jarrett, Jr., M.D.
Orthopaedic Surgeon
Strand Orthopaedic


Officers

Walter E. Standish, III                     Barbara Abrams                      Jerome W. Smoak
President                                   Vice President                      Vice President
Chief Executive Officer                     Consumer Lending                    Commercial Lending

M. Katharine Huntley (Katie)                Linda S. Dickinson                  Tiffany P. Suggs
Executive Vice President                    Vice President                      Vice President
Senior Credit Officer                       Loan Operations                     Operations

Richard N. Burch                            Barbara W. Marshall                 Ann R. Marion
Senior Vice President                       Vice President                      Assistant Vice President
Chief Financial Officer                     Marketing                           Consumer Lending




Beach First National Bancshares, Inc. p.16

Julien E. Springs
Senior Vice President
Commercial Lending

Equal Opportunity Employer Statement

It is the policy of Beach First National Bancshares, Inc. and its subsidiary bank, Beach First National Bank, to extend equal employment opportunity to all qualified employees and applicants for employment without regard to race, color, sex, age, physical or mental disability, national origin, status as a disabled veteran or Vietnam veteran, citizenship, or any other characteristics protected by applicable law, in all phases of employment. This includes, but is not limited to recruitment, hiring, placement, upgrading and promotion, transfer, layoff, recall, termination, selection for bank-sponsored training, rates of pay and other forms of compensation, benefits, use of all facilities, and participation in bank-sponsored activities. All of these privileges, terms, and conditions or employment will be administered as to further the principles of equal opportunity.

Inside back cover:  Staff photos
Back cover: Beach First National Bancshares, Inc, logo




Beach First National Bancshares, Inc. p.17