Form 10KSB, Exhibit 13
period 2002-12-31
BEACH FIRST NATIONAL BANCSHARES INC
filed 2003-03-20
CIK 949228

Exhibit 13

             2002 Annual Report for Beach First National Bancshares

Cover:  Beach First National Bancshares, Inc. 2002 Annual Report

Inside front cover:  Photo of Board of Directors; Photos of Main Office Staff

Beach First National Bancshares, Inc. logo












Beach First National Bancshares, Inc. is the parent of Beach First National Bank, headquartered in Myrtle Beach, South Carolina. Beach First opened for business in September 1996 and opened offices in Surfside Beach in June 2001, North Myrtle Beach in November 2002, and Hilton Head Island in February 2003. Beach First provides a full range of community banking services to individuals and small to medium size businesses.

Corporate Office
1550 Oak Street
Myrtle Beach, SC 29577
843.626.2265
843.916.7818 (fax)

Inside the Report
2    To Our Shareholders and Friends
4    Building Customer Relationships
8    Management's Discussion & Analysis
20   Report of Management
21   Report of Independent Accountants
22   Consolidated Balance Sheets
23   Consolidated Statements of Income
24   Consolidated Statements of Changes in
     Shareholders' Equity and Comprehensive  Income
25   Consolidated Statements of Cash Flows
26   Notes
39   Corporate Information
40   Directors and Officers

Selected Financial Highlights

                                         2002           2001            %Change
                                         ----           ----            -------
Earnings
     Net Income                      $  707,271        459,294           54.0%
     Net Income per share - basic          0.54           0.46           17.4%
     Net Income per share - diluted        0.53           0.46           15.2%
     Book Value per share                 10.48           9.97            5.1%

Earnings Breakdown
     Total Interet Income            $    6,385          5,729           11.5%
     Total Interest Expense               2,095          2,705           22.6%
     Net Interest Income                  4,290          3,024           41.9%
     Total Noninterest Income               732            381           92.1%
     Total Noninterest Expense            3,356          2,404           39.6

Year End Balances (in thousands)
     Total Assets                    $  118,409         80,785           46.6%
     Loans, net of unearned income       93,300         63,204           47.6
     Deposits                            99,866         67,133           48.8%
     Stockholders' Equity                13,928         13,149            5.9%




[Net Income Graph]                                    [Total Assets Graph]

[Total Deposits Graph]                                [Total Loans Graph]



Beach First National Bancshares, Inc., p. 1


To Our Shareholders and Friends

In 2002, Beach First National Bank solidified its position as a true community bank where service is locally managed, absolutely dependable, and completely attentive.

This core banking philosophy is at the heart of everything we do at Beach First. It has resonated with customers who continue to respond with great enthusiasm. Their interest has helped us achieve strong financial performance while we expand to new markets and develop the infrastructure needed to support our growing bank. We were able to achieve these positive results during a time when growth in our tourism-driven economy was flat.

Solid Financial Performance

Net income rose to $707,271 in 2002, an increase of 54.0% over the figures reported one year ago. In September, the bank reached a significant milestone when it crossed the $100 million mark in assets. By year-end, assets stood at $118.4 million, an increase of 46.5% over the previous year. Other areas of the balance sheet also reflected double digit growth in 2002. Total loans, bolstered by a strong first quarter in which the bank saw its best loan growth ever, increased 47.6% to $93.3 million. Bank deposits climbed to $99.4 million, an increase of 48.1% over figures reported for last year.

Software for Relationship Banking

Late in 2001, it became apparent that bank's core processing software, which had been in place since our opening and upgraded once already, was at its maximum capacity. To sustain our future growth, we would need a new, more robust software package. After careful review of several systems, the bank chose Jack Henry and Associates (JHA), a long-time leader in service to community banks, to provide a software solution. JHA's 20/20 system has been in place since October 2002 and we are well pleased with its efficiency and ease of use in all areas of the bank - from accounting to customer service to operations. It has streamlined the new account opening process and allows customer service and loan personnel to view the customer's total relationship at the click of a mouse.

(artwork of mouse)

Telephone and Internet Banking

In addition to its proficiency as a processing system for the entire bank, 20/20 also provides the bank with opportunities for new or enhanced products. When we implemented 20/20, we replaced the Telebanc system with a new Bank by Phone service that is easier to use and provides more functionality. With Bank by Phone, customers can perform many banking functions for their Beach First deposit and loan accounts, all from a touchtone phone.

The next step beyond Telephone Banking is Internet Banking, which is now available to customers. Called NetTeller, this system allows customers to do their banking from their personal computers. We will also offer Internet Cash Management services to our business customers this year. Offering these products makes the bank more appealing to computer savvy customers who use technology but appreciate the local, personal service that Beach First will always provide. We have made a substantial investment in the technology needed to expand our customer base and enhance existing customer relationships.

Mortgage Loan Services


We have been able to allocate additional resources to boost our mortgage loan activity. We have a full-time mortgage loan originator to assist customers with every loan need, including traditional fixed rate loans, adjustable rate mortgages, jumbo loans, construction loans, condo loans, refinancing, and mortgages for second homes and investment properties. Mortgage loans are an important part of the financial services package we offer, helping to build customer relationships from the time of home purchase.

Expansion to North Myrtle Beach and Beyond

Our new North Myrtle Beach office opened in November and in just a few months of operations, is exceeding our performance expectations. Its location within the Gator Hole Plaza provides us with good visibility in a busy retail corridor. With the opening of this office, we have achieved a special goal - there is now a Beach First location within easy driving distance for everyone along the Grand Strand.

Beach First National Bancshares, Inc., p. 2

(photo of North Myrtle Beach office)

We ended the year by purchasing a 2.4 acre parcel of land at the southwest corner of Robert Grissom Parkway and 38th Avenue North in Myrtle Beach. Adjacent to the Plantation Point Plaza, this site will be the location of a new main office, housing a Beach First full service branch and executive and administrative offices. The completion of Grissom Parkway and the new interchange at Carolina Forest make this site a prime location for our banking headquarters. Its central location is convenient to businesses and residents alike and it gives us a prominent address in a rapidly growing part of the Grand Strand. Bank operations will be centralized at the new building, while the current Oak Street location will continue to operate as a branch office. We expect to break ground later this year and occupy the new site sometime in 2004.

Outside the Grand Strand

As large banks realign their branch networks after completing mergers, there will be ample opportunity for community banks to expand beyond their current markets. Because local management and local decision-making have always been at the heart of our banking philosophy, we are comfortable in offering our services outside the Grand Strand, bringing our style of community banking to new markets. Our first such expansion has taken place on Hilton Head Island where we opened a branch in mid-February 2003. The Hilton Head/Bluffton market is one of the fastest growing areas in the state, and we are excited to have an opportunity to be there. We have an experienced, local management team and board of directors leading the way in this new market.

In Our Communities

Support of our communities will always be a priority at Beach First, and 2002 was no exception. Our 2003 Children's Calendar was published to rave reviews in November and featured artwork by students from Myrtle Beach, North Myrtle Beach, and Lakewood Elementary Schools. Our newest event, the Family Holiday Sandcastle Contest, made its debut in December to the delight of the many families who participated. We also continue to support a large number of charitable and community organizations and endeavors. Our employees helped raise funds for the Grand Strand Humane Society, donated presents to provide CareTeam and Red Cross families with a happy holiday, supported the United Way, and also gave generously of their time as members and board members of various community groups.

(photo of children with calendar)

The Future

Our progress would not be possible without the support of a strong board of directors. They are deeply involved in our planning and remain committed to helping the bank achieve its goals. Our employees continue to work hard, showing the dedication and determination that results in quality service. These efforts, combined with support from our valued shareholders, will help us build a truly great bank with a bright future. As always, we appreciate your support and will continue to work hard for your investment.

(signature)

Walter E. Standish, III
President and Chief Executive Officer


Beach First National Bancshares, Inc., p. 3

Building Customer Relationships
American Athletic Club

The American Athletic Club helps more than 5000 clients stay physically fit at its locations on Highway 544 near Surfside Beach and 38th Avenue North in Myrtle Beach. But who helps the club with its fiscal fitness?

Partners Tim Connor and Heyward Gulledge maintain it is their relationship with account officer Katie Huntley that keeps the club in tip-top shape.

Tim started the club, then known as American Health and Racquet, in 1982 out of a location on Kings Highway in Surfside Beach. Heyward joined the staff in 1986 and became a partner in 1988. Together, they built the club's Highway 544 facility from the ground up.

That's where Katie Huntley came in. She did the financing for the construction of the new location in 1988 and then helped Tim and Heyward weather the storm when Hurricane Hugo hit a year later, while the club was under construction. When a 1994 fire threatened to close the club's doors, Katie was there, providing support and an unsurpassed level of service.

Tim said, "It took people like Katie, sticking with us when things were bad, to get us where we are today. She doesn't say `no.' She finds solutions. So when she started at Beach First in 1996, we followed her to the new bank. When it was time for us to work on our new location at 38th Avenue North, we knew to turn to her.

Both partners concur that Katie does much more than financing. She is keenly interested in the workings of the business and will offer suggestions. It's the kind of banking relationship that Beach First is known for -- a true partnership much like the one that develops between the client and the fitness trainer at the club.

Heyward added, "We provide our clients with a high level of attention and personalized service. That level of service is needed because it can be intimidating for a person to start a health and fitness program. We knock down that wall of fear with a smile. In a way, approaching a bank for a loan can be equally as intimidating, but Katie and Beach First make it easy."

(photo of Heyward Gulledge, Katie Huntley, and Tim Connor)



Beach First National Bancshares, Inc., p. 4

Classic Building Specialties, Inc

Take the general manager of a former building supply center who has the talent and drive to own a business, find the perfect space, and then combine it with the service of Beach First National Bank, and you'll come up with Jerry Anderson and Classic Building Specialties, Inc.

After spending most of his career with Pelican Building Supply, Jerry and his wife founded the Carolina Gourmet in Pawleys Island. But he knew there was another business in his future, and in 1992, Classic Building Specialties was born. The company supplies quality doors and windows to upscale homes in the coastal Carolinas from its locations in Myrtle Beach and Wilmington.

Classic Building Specialties purchases doors and windows from leading manufacturers, does the finish work on the items, and then assembles, delivers, and services them. On an order of vinyl windows, the finish work would involve adding the wood trim to each frame. The warehouse has held orders for as many as 23 homes at one time, using a custom storage system that Jerry designed.

The Myrtle Beach location quickly outgrew its first home on Highway 501 and the search for a new site, along with the necessary financing, was on. That led Jerry to Jerome Smoak, who had recently come on board at Beach First.

"There was a lot of competition for the loan for our new site," Jerry Anderson recalls. "But Jerome Smoak and Beach First made the best offer and combined it with the best possible service. It was an unbeatable combination. I appreciated how they made the process simple and easy. That's when I moved our relationship to Beach First."

"You know, one of our biggest challenges is facing the pricing the big chains offer. But, there's one way we will always be better and that is through our service. Our staff will always be here to answer the questions, to fix any problems the customer may have. And it's a live person on the phone, not a recording or a voice mail."

"That's been the philosophy at Beach First," Anderson said. "They are glad to see me when I walk in their door. They understand the way my business works. There are real advantages to banking with a small bank. It's very comfortable and personal -- much the same way I treat my own customers. That's what makes Beach First such a good match for Classic Building Supplies."

(photo of Jerry Anderson and Jerome Smoak)




Beach First National Bancshares, Inc., p. 5

Identity Apparel, Inc

Banking at Beach First, along with a flair for merchandising and a head for business, runs in the family for Ronny West. Ronny and wife Christian own Identity Apparel, Inc., an embroidery and silk screening business in North Myrtle Beach. In addition to the myriad of hats, golf shirts, t-shirts and other clothing items being produced, the group also markets a wide variety of promotional products.

The couple bought the company, once a component of Apparel Brokers, from his family in 1999, expanded it, and business has been booming ever since. The senior Wests, also Beach First customers, own ABSCO Storage.

Identity Apparel uses digitizing software to create the embroidery that can appear on virtually any type of clothing. This specialized software aids the embroidery process by telling the machine which types of stitches to use, their placement, and the colors to include. "This software, which takes a high degree of skill to use, is becoming absolutely essential for embroidery work," Ronny said. "Currently, we're in a small minority of embroiderers who have the software, so we will also digitize artwork for other firms that want this done." Both Ronny and Christian, along with fellow employee Toni Griffin, are trained in the software.

Identity Apparel also employs a graphic designer who can create logos and other artwork for small businesses that may not have these capabilities in-house, thereby providing one stop shopping for their customers. The company also goes to great lengths to develop a bond with their customers, including those who transact their business via the Internet. "Service is how we differentiate ourselves from our competition," Ronny stated. "We are there for the customer through the entire process, from the creative end to the delivery of the finished product, much like Beach First is there for us.
"Ronny continued, "If we've ever needed help, the bank has stepped up. Katie [account officer Katie Huntley] has taken the time to understand our business, its needs, and its seasonality. A good example has been this past winter, when we needed a new piece of drying equipment. We talked to Katie about it and she immediately understood that the new equipment would improve our earnings capability because it's more efficient. She also understood our cash flow needs during the off-season. It's this understanding, this level of rapport, that distinguishes Beach First from the competition and makes them our banking partner. We simply wouldn't be here today without them."

(photo of Katie Huntley and Ronny West)



Beach First National Bancshares, Inc., p. 6

Garret and Marlene Denbraven

Their relationship had its beginnings in grammar school where they were classmates. It later grew into a marriage and a family with two fine daughters who now work in education. Career moves took the family from New Jersey to Asheville, North Carolina, and finally to Myrtle Beach, where they've spent the last 29 years. Throughout the years, Garret and Marlene Denbraven have seen a lot of change along the Grand Strand, right down to the banks they've used.

Garret first worked for Kearfott Singer and later for AVX Corporation, where he retired as a division vice president in 1991. Marlene managed the household and the family finances, and to this day, Garret marvels at how well she does it. With an excellent money manager in the family, you can be sure they have high standards when it comes to selecting a banking partner.

The Denbravens feel that Beach First achieves those high standards. Their relationship with the bank began in 1996 in the bank's temporary quarters at Myrtle Offices on Oak Street. At that time, customer service representative Joyce Mew introduced the couple to Beach First and its services. The relationship has continued now that the bank has three branches along the Grand Strand.

"It's this level of service that is so important to customers," Marlene added. "You want to bank at a place where they are glad to see you. An acknowledgement when you come in the door with a friendly hello can go a long way in establishing a relationship. We want to be able to sit down with a banker who respects us and will listen to our needs.

"Beach First has always been competitive in terms of CD and money market interest rates which is important to us, because it provides a fair return on our investment. When you combine good interest rates with a great level of service, that builds a relationship between the bank and the customer," Marlene said.

Garret added, "We've seen banks come and go over the years. It seems to me that the survivors are the ones who can use technology to know the customer and to meet the customer needs. We've been pleased that Beach First knows us and our needs and is willing to work with us to meet those needs."

(photo of Marlene and Garret Denbraven with Zella Starbuck)


Beach First National Bancshares, Inc., p. 7

Management's Discussion and Analysis
Overview

We commenced operations on September 23, 1996, and completed our sixth full year of operations on December 31, 2002. From the outset, we have focused on serving the banking needs of small businesses and individuals, and we have emphasized our local management and ownership.

Walt Standish, our president and chief executive officer, completed his third full year as president at December 31, 2002. Under Mr. Standish's leadership, we are continuing to grow in our service markets. Our total assets have increased to $118.4 million at December 31, 2002, a 46.6% increase since December 31, 2001, and our net income was $707,271 for the year ended December 31, 2002, an increase of $247,977, or 54%, over the same period in 2001. We accomplished our first quarterly profit in the second quarter of 1999, and in 2001 our performance resulted in the first cumulative year of profitability.

The following table sets forth selected measures of our financial performance for the periods indicated:

                                                             Years Ended December 31,
                                     -------------------------------------------------------------------------
                                            2002              2001              2000              1999
                                            ----              ----              ----              ----
    Total Revenues (1)........       $   5,021,421       $   3,405,568      $   2,477,321      $  1,837,082
    Net Income................             707,271             459,294            230,723            52,921
    Total Assets..............         118,408,825          80,784,815         63,770,016        46,155,395
    Total Loans...............          93,300,352          63,203,643         45,622,155        32,537,992
    Total Deposits............          99,425,897          67,132,968         56,726,511        36,836,020
    Retained Earnings (Deficit)            709,390               2,119           (457,175)         (687,898)

       (1) Total revenues equal net interest income plus total noninterest income.


Critical accounting policies

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities. We consider such accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions we make, actual results could differ from these judgments and estimates. These differences could have a material impact on our carrying values of assets and liabilities and our results of operations.

We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to the section entitled "Provision and Allowance for Loan Losses" for a detailed description of our estimation process and methodology related to the allowance for loan losses.

The following discussion contains our analysis of our financial condition and results of operations beginning with the year ended December 31, 2000.

Analysis of the Fiscal Years Ended December 31, 2002, and 2001, and 2000

Earnings Review

Overview. For the year ended December 31, 2002, our net income was $707,271, or $.54 basic net income per common share, as compared to $459,294, or $.46 basic net income per common share, for the year ended December 31, 2001, and $230,723, or $0.31 basic net income per common share, for the year ended December 31, 2000. Our net income increased in 2002, 2001, and 2000 primarily due to increases in net interest income and noninterest income that resulted from the significant growth in our assets and deposits over these periods.

We had total assets of $118.4 million at December 31, 2002, an increase of 46.6% from $80.8 million at December 31, 2001. Our total deposits increased to $99.9 million at December 31, 2002, up 48.1% from $67.1 million at December 31, 2001. Return on average assets and return on average stockholders' equity are key measures of earnings performance. Our return on average assets for 2002 was 0.75% compared to 0.62% in




Beach First National Bancshares, Inc., p. 8

2001 and 0.41% in 2000; and our return on average equity was 5.24% in 2002 versus 3.97% in 2001 and 3.45% in 2000. The improvement in net income in 2002 reflects our growth, with average earning assets increasing 26.4% to $88.0 million during 2002 from $69.6 million during the same period of 2001.

Net Interest Income

General. Our primary source of revenue is net interest income, which represents the difference between the income on interest-earning assets and expense on interest-bearing liabilities. Our net interest income increased $1.3 million, or 41.8%, to $4.3 million in 2002 from $3.0 million in 2001. Net interest income increased $.8 million in 2001 from $2.2 million in 2000. The increase in net interest income was due primarily to the growth of our bank, as reflected in an increase in our average earning assets. Average earning assets increased to $88.0 million during 2002, a 26.4% increase from $69.6 million in 2001, and a 32.0% increase from $52.7 million in 2000.

[graph of Net Interest Income]

Net interest spread, the difference between the rate we earn on interest-earning assets and the rate we pay on interest-bearing liabilities, was 4.12% for the year ended December 31, 2002, compared to 3.03% for the year ended December 31, 2001 and 2.96% for the year ended December 31, 2000. Our net interest margin, which is net interest income divided by average interest-earning assets, was 4.88% for the year ended December 31, 2002, 4.34% for the year ended December 31, 2001, and 4.12% for the year ended December 31, 2000. The increase in 2002 and 2001 resulted primarily from the declining interest rate environment that occurred during these periods.

Average Balances, Income and Expenses and Rates. The following tables set forth, for the periods indicated, information related to our average balance sheet and average yields on assets and average rates paid on liabilities. We derived these yields or rates by dividing income or expense by the average balance of the corresponding assets or liabilities. We derived average balances from the daily balances throughout the periods indicated.

                                                    Average Balances, Income and Expenses, and Rates

                                     For the year ended                   For the year ended                For the year ended
                                     December 31, 2002                    December 31, 2001                 December 31, 2000
                            ---------------------------------    -------------------------------   ---------------------------------

                             Average     Income/      Yield/      Average     Income/    Yield/      Average      Income/    Yield/
                             Balance     Expense       Rate       Balance     Expense     Rate       Balance      Expense     Rate
                             -------     -------       ----       -------     -------     ----       -------      -------     ----
      Federal funds
      sold and short
      term investments.   $  4,519,786   $    73,206   1.62%   $  6,538,716   $   242,601  3.71%   $  4,963,476   $   334,086  6.73%

      Investment
      securities.......      7,603,198       413,289   5.44%      7,008,278       446,585  6.37%      8,738,925       577,076  6.60%
      Loans............     75,837,003     5,898,801   7.78%     56,097,384     5,040,259  8.98%     39,031,826     3,713,902  9.52%
                            ----------     ---------   ----      ----------     ---------  ----      ----------     ---------  ----
        Total earning
      assets...........   $ 87,959,987   $ 6,385,296   7.26%   $ 69,644,378   $ 5,729,445  8.23%   $ 52,734,227   $ 4,625,064  8.77%
                            ==========     =========   ====      ==========     =========  ====      ==========     =========  ====

      Interest-bearing
      deposits
       IBCA............   $  3,903,291   $    19,982   0.51%   $  2,960,275   $    58,315  1.97%      1,273,091        37,008  2.35%
       MMA.............     21,519,407       490,095   2.28%      9,930,303       443,670  4.47%      6,353,302       347,246  5.47%
       Savings.........      3,211,338        38,414   1.20%      3,127,306        95,716  3.06%      3,841,637       183,514  4.78%
       CD's <$100,000..     17,036,416       741,659   4.35%     20,837,943     1,236,173  5.93%     16,953,510     1,052,712  6.21%
       CD's >$100,000..     15,581,654       539,547   3.46%     11,602,589       645,489  5.56%      9,594,329       593,197  6.18%
       IRA.............      3,652,567       194,056   5.31%      3,338,666       212,488  6.36%      2,962,456       183,101  6.18%
                            ----------     ---------   ----      ----------     ---------  ----      ----------     ---------  ----
        Total interest-
         bearing
      deposits.........   $ 64,904,673   $ 2,023,754   3.12%   $ 51,797,082   $ 2,691,850  5.20%   $ 41,278,325   $ 2,396,778  5.81%
                            ==========     =========   ====      ==========     =========  ====      ==========     =========  ====

      Other borrowings.      1,948,663        71,746   3.68%        217,926        13,140  6.03%        893,142        53,406  5.98%
                            ----------     ---------   ----      ----------     ---------  ----      ----------     ---------  ----
        Total
      interest-
        bearing
      liabilities......   $ 68,853,336   $ 2,095,499   3.13%   $ 52,015,008   $ 2,704,990  5.20%   $ 42,171,467   $ 2,450,184  5.81%
                            ==========     =========   ====      ==========     =========  ====      ==========     =========  ====

      Net interest                                     4.12%                               3.03%                               2.96%
      spread...........
      Net interest
      income/margin....                  $ 4,289,797   4.88%                  $ 3,035,836  4.34%                  $ 2,183,839  4.12%
                                           =========   ====                     =========  ====                     =========  ====






Beach First National Bancshares, Inc., p. 9

Analysis of Changes in Net Interest Income. The following tables set forth the impact of the varying levels of earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented. The change in net interest income is primarily due to the increases in volume of both loans and deposits and changes in average rates.

                                      Analysis of Changes in Net Interest Income
                                    For the year ended December 31,               For the year ended December 31,
                                            2002 versus 2001                             2001 versus 2000
                              --------------------------------------------- --------------------------------------------
                                  Volume         Rate         Net change        Volume          Rate       Net change
                                  ------         -----        ----------        ------          ----       ----------
Federal funds sold and short
term investments............  $    (32,770)  $    (136,695) $  (169,465)    $     58,445    $ (149,930)  $    (91,485)

Investment securities.......        32,338         (65,634)     (33,296)        (110,281)      (20,210)      (130,491)
Loans.......................     1,535,399        (676,857)      858,542       1,533,313      (206,956)     1,326,357
                               -----------   -------------    ----------     -----------      --------     ----------
     Total earning assets...     1,535,038        (879,186)      655,852       1,481,476      (377,095)     1,104,381

Interest-bearing deposits...       408,700      (1,076,796)     (668,096)        546,651      (251,579)       295,072
Other borrowings............        63,722          (5,116)       58,606         (40,713)          447        (40,266)
                               -----------     -----------    ----------     -----------     ---------     ----------
     Total interest-bearing
            liabilities.....       472,422      (1,081,913)      609,491         505,938      (251,132)       248,806
                               -----------     -----------    ----------     -----------     ---------     ----------

Net interest income.........  $  1,062,615   $     202,727  $  1,265,342    $    975,538    $ (125,963)  $    849,575
                               ===========     ===========    ==========     ===========     =========     ==========


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

One monitoring technique we employ is the measurement of our interest rate sensitivity "gap," which is the difference between the amount of interest-earning assets and interest-bearing liabilities that mature or may reprice within a given period of time. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and it is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. We generally would benefit from increasing market interest rates when we have an asset-sensitive, or a positive, interest rate gap and we would generally benefit from decreasing market interest rates when we have liability-sensitive, or a negative, interest rate gap. When measured on a "gap" basis, we are liability-sensitive over the cumulative one-year time frame as of December 31, 2001 and December 31, 2002. However, gap analysis is not a precise indicator of our interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but we believe those rates are significantly less interest-sensitive than market-based rates such as those paid on non-core deposits.

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

The following tables summarize the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2002 and 2001 that are expected to mature, prepay, or reprice in each of the future time periods shown. Except as stated in the following tables, we determined the amount of assets or liabilities that mature or reprice during a particular period in accordance with the contractual terms of the asset or liability. We included adjustable rate loans in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and we included fixed rate loans in the periods in which we anticipate they will be repaid based on scheduled maturities. We included our savings accounts



Beach First National Bancshares, Inc., p. 10 and interest-bearing demand accounts (interest bearing checking and money market deposit accounts), which are generally subject to immediate withdrawal, in the "Within three months" category, although our historical experience has proven these deposits to be more stable over the course of a year.

                                             Interest Sensitivity Analysis
                                             -----------------------------
                                                 December 31, 2002

                                      Within Three    After three but      After one but
                                        Months      Within twelve Months  Within five years  After five years  Total
                                        ------      --------------------  -----------------  ----------------  -----
Assets
Earning assets:
   Federal funds sold and short
   term investments...........       $ 5,429,214      $          -        $         -      $         -        $  5,429,214
   Investment securities......           663,729           574,210          1,829,904        4,849,139           7,916,982
   Total loans................        35,934,675        10,247,046         42,416,923        4,701,708          93,300,352
                                      ----------        ----------         ----------       ----------          ----------
        Total earning assets..       $42,027,618      $ 10,821,256        $44,246,827      $ 9,550,847        $106,646,548
                                     ===========      ============        ===========      ===========        ============
Liabilities
Interest-bearing liabilities
   MONEY MARKET AND INTEREST
   CHECKING                          $26,917,322      $          -        $         -      $         -        $ 26,917,322
   Regular savings deposits...         2,935,199                 -                  -                -           2,935,199
   Time deposits  < $100,000..         7,431,280        19,028,050          3,351,586                -          29,810,916
                  > $100,000..         5,905,680        13,333,412          1,647,216                -          20,886,308
   Other borrowings...........                 -                 -          4,000,000                -           4,000,000
                                      ----------        ----------         ----------      -----------          ----------
   Total interest-bearing
   liabilities................       $43,189,481      $ 32,361,462        $ 8,998,802      $         -        $ 84,549,745
                                      ==========        ==========         ==========      ===========          ==========

Period gap....................       $(1,161,863)     $(21,540,206)       $35,248,025       $9,550,847        $ 22,096,803
Cumulative gap................       $(1,161,863)     $(22,702,069)       $12,545,956      $22,096,803        $ 22,096,803
Ratio of cumulative gap to total
earning assets...............              (1.09)%          (21.29)%            11.77%           20.72%


                                                 December 31, 2002

                                      Within Three    After three but      After one but
                                         Months     Within twelve Months  Within five years  After five years    Total
                                         ------     --------------------  -----------------  ----------------    -----
Assets
Earning assets:
   Federal funds sold and short
   term investments...........       $ 5,679,291      $          -        $         -        $         -       $ 5,679,291
   Investment securities......           733,624           194,838          1,041,620          3,711,898         5,681,980
   Total loans................        16,832,994         7,258,001         35,632,847          3,479,801        63,203,643
                                      ----------        ----------         ----------        -----------        ----------
      Total earning assets....       $23,245,909      $  7,452,839        $36,674,467        $ 7,191,699       $74,564,914
                                      ==========       ===========         ==========         ==========        ==========

Liabilities
   Interest-bearing liabilities
   MONEY MARKET AND INTEREST
   CHECKING                          $17,873,801      $          -        $         -        $         -       $17,873,801
   Regular savings deposits...           695,138                 -                  -                  -           695,138
   Prime savings deposits.....         2,129,313                 -                  -                  -         2,129,313
   Time deposits  < $100,000..         5,764,109         9,636,801          5,060,099            245,956        20,706,965
                  > $100,000..         3,308,314         7,854,207          2,220,602            375,694        13,758,817
   Other borrowings...........                 -                 -                  -                  -                 -
                                      ----------        ----------         ----------        -----------        ----------
   Total interest-bearing
   liabilities................       $29,770,675      $ 17,491,008        $ 7,280,701        $   621,646       $55,164,034
                                      ==========       ===========         ==========         ==========        ==========

 Period gap...................       $(6,524,766)     $(10,038,169)       $29,393,766        $ 6,570,049       $19,400,880
 Cumulative gap...............       $(6,524,766)     $(16,562,935)       $12,830,831        $19,400,880
 Ratio of cumulative gap to total
 earning assets...............             (8.75)%          (22.21)%            17.21%             26.02%



Provision and Allowance for Loan Losses

General. We have established an allowance for loan losses through a provision for loan losses charged to expense. The allowance represents an amount which we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Our judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans, including consideration of factors such as the balance of impaired loans, the quality, mix, and size of our overall loan portfolio, economic conditions that may affect the borrower's ability to pay, the


Beach First National Bancshares, Inc., p. 11 amount and quality of collateral securing the loans, our historical loan loss experience, and a review of specific problem loans. We adjust the amount of the allowance periodically based on changing circumstances. We charge recognized losses to the allowance for loan losses, and we add any subsequent recoveries back to the allowance. We consider a loan to be impaired when it is probable that we will be unable to collect all principal and interest payments due in accordance with the terms of the loan agreement. We measure individually identified impaired loans based on the present value of expected payments, using the contractual loan rate as the discount rate. Alternatively, we may base measurement on observable market prices, or, for loans that are solely dependent on the collateral for repayment, the fair value of the collateral. If the recorded investment in the impaired loan exceeds the measure of fair value, we establish a valuation allowance as a component of the allowance for loan losses. We record changes to the valuation allowance as a component of the provision for loan losses.

Our policy has been to review the Allowance for Loan and Losses ("ALL") using a reserve factor for each type of loan since there have been few delinquencies and little charge-off activity since we commenced operations. The objective of this review is to apply percentages to the nonclassified loans based on the relative inherent risk for that loan type. Classified loans are reviewed individually for specific allowance requirements.

Reserve factors for nonclassified loan types (e.g., commercial loans and consumer loans) are based on peer group data, information from regulatory agencies, and on the experience of our lenders. The reserve factors will change depending on trends in national and local economic conditions, the depth of experience of our lenders, delinquency trends for our bank and for peer institutions, and other factors.

Our general strategy is to maintain a minimum coverage of a certain percentage of total loans until we have sufficient historical data and trends available for migration analysis (five historical years of charge off data). Migration analysis is a more statistically sound method of analyzing the allowance based on prior periods of loss within market area and product types. Our current ALL percentage is 1.37% of total loans.

In addition, regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses, and they may require us to record additions to the allowance based on their review of information available to them at the time of their examinations.

At December 31, 2002, our allowance for possible loan losses was $1,275,778, or 1.37% of total outstanding loans, compared to an allowance for possible loans losses of $851,222, or 1.35% of outstanding loans at December 31, 2001, and $569,245, or 1.25% at December 31, 2000. Our provision for loan losses was $539,000 in 2002 compared to $467,000 in 2001 and $251,107 in 2000. Management
believes that the allowance for loan losses is adequate at this time to cover any potential losses in the portfolio. However, management's judgment about the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable but which may or may not be valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.

[graph of Loan Loss Reserve to Total Loans]

In  2002,  2001,  and  2000  we  charged-off  $115,808,  $189,572  and  $91,000, respectively. The 2002 charge-offs included approximately $104,000 in commercial loans and $12,000 in consumer loans. The 2001 charge-offs included $112,000 of commercial real estate loans, $14,000 in commercial loans, $15,600 of consumer real estate loans and $42,700 in consumer loans. The 2000 charge offs included $77,000 in commercial real estate loans and $14,000 in consumer real estate loans.

We discontinue accrual of interest on a loan when we conclude it is doubtful that we will be able to collect interest from the borrower. We reach this conclusion by taking into account factors such as the borrower's financial condition, economic and business conditions, and the results of our previous collection efforts. Generally, we will place a delinquent loan in nonaccrual status when the loan becomes 90 days or more past due. When we place a loan in nonaccrual status, we reverse all interest which has been accrued on the loan but remains unpaid and we deduct this interest from earnings as a reduction of reported interest income. We do not accrue any additional interest on the loan balance until we conclude the collection of both principal and

Beach First National Bancshares, Inc., p. 12 interest is reasonably certain. At December 31, 2002, there were two consumer loans totaling $1,418 accruing interest which were 90 days or more past due, and we did not have any restructured loans.

We had one nonaccruing loan totaling $46,387 at December 31, 2002. This loan is 80% guaranteed by the Small Business Administration. The non-guaranteed portion was charged off in 2002. We had two nonaccruing loans totaling $107,377 at December 31, 2001. One loan in the amount of $88,000 is secured by real estate currently in foreclosure and the other loan in the amount of $20,000 is a consumer loan. We had two nonaccruing loans totaling $104,815 at December 31, 2000. These loans were both SBA guaranteed and both guaranteed portions have been received. Interest income that would have been received for the year ended December 31, 2002 had nonaccruing loans been current in accordance with their original terms amounted to $1,251.

We do not include loans that are current as to principal and interest in our nonperforming assets categories. However, we will still classify a current loan as a potential problem loan if we develop serious doubts about the borrower's future performance under the terms of the loan contract. We consider the level of potential problem loans in our determination of the adequacy of the allowance for loan losses. At December 31, 2002, 2001 and 2000, we did not have any loans we considered to be potential problem loans. At December 31, 2002, we had two loans totaling $85,756 that we have classified substandard and have made a specific allocation in the allowance for loan and lease losses. Management does not anticipate any losses as a result of this classification.

The following table sets forth certain information with respect to our allowance for loan losses and the composition of charge-offs and recoveries for the years ended December 31, 2002, 2001, and 2000.

                            Allowance for Loan Losses
                             (Dollars in Thousands)
                                                                   December 31,
                                        -----------------------------------------------------------------
                                                   2002                 2001                2000
         Average loans outstanding......         $   75,837             $   56,097        $    39,032
                                                                                             ========
         Loans outstanding at period end         $   93,300             $   63,204        $    45,622
                                                     ======                 ======           ========
         Total nonperforming loans......                 86                    107                105
                                                    =======                =======           ========

         Beginning balance of allowance.         $      851             $      569        $       409
         Loans charged off:.............                116                    190                 91
               Real Estate..............                                       112                  -
               Commercial...............                104                     46                 77
               Consumer.................                 12                     32                 14
                                                    -------                -------           --------
         Total loans charged off:.......                116                    190                 91
         Recoveries:
               Real Estate..............                  1                      5                  -
               Commercial...............                  -                      -                  -
               Consumer.................                  -                      -                  -
                                                    -------                -------           --------
               Total recoveries:........                  1                      5                  -
                                                    -------                -------           --------
         Net loans charged off..........                115                    185                 91

         Provision for loan losses......                539                    467                251
                                                    -------                -------           --------
         Balance at period end..........         $    1,276             $      851        $       569
                                                    =======                =======           ========

         Net charge-offs to average                    0.15%                  0.33%              0.23%
           loans........................
         Allowance as a percent of                     1.37%                  1.35%              1.25%
           total loans..................
         Nonperforming loans as a
           percentage of total loans....               0.09%                  0.17%              0.23%
         Nonperforming loans as a
         percentage of allowance........               6.74%                 12.61%             18.41%
   Ratio of net charge-offs to average
     gross loans outstanding during
     the period.........................               0.15%                  0.33%              0.23%




Beach First National Bancshares, Inc., p. 13

The following table sets forth the breakdown of the allowance for loan losses by loan category and the percentage of loans in each category to total loans for the periods indicated. We believe that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of further losses and does not restrict the use of the allowance to absorb losses in any category.

                                                  Allocation of the Allowance for Loan Losses
                                                               As of December 31,
                                ---------------------------------------------------------------------------------
                                               2002                         2001                       2000
     Residential
          Real estate........   $       918,560      72.0%    $    530,482       62.3%   $    339,042      59.6%
          Construction.......            81,650       6.4%          50,137        5.9%         44,970       7.9%
     Commercial..............           167,127      13.1%         185,226       21.8%        108,783      19.1%
     Consumer................           108,441       8.5%          85,377       10.0%         76,450      13.4%
                                        -------       ----          ------       -----      -- ------      ----
     Total allowance for
          loan losses........   $     1,275,778     100.0%    $    851,222      100.0%   $    569,245     100.0%
                                      =========     ======         =======      ======        =======     ======


Noninterest Income and Expense

Noninterest Income. Noninterest income increased to $731,624 for the year ended December 31, 2002, up 92.0% from $381,112 for the year ended December 31, 2001. Noninterest income increased 26.0% from $302,441 in 2000. Service fees on deposit accounts, the largest component of noninterest income, increased 42.1% to $420,148 in 2002 from $295,624 in 2001. Service fee income increased $295,624, or 11.9%, in 2001 from $264,154 in 2000. We had a gain on the sale of a small business administration loan in the amount of $96,866. Other income increased 149.9% to $213,613 in 2002 from $85,488 in 2001, and increased 123.3%
from $38,287 in 2000. Service fees on deposit accounts increased due to the growth in the number of deposit accounts, the addition of the VISA Check Card product and increased fee-related activities of customers. Other income increased due to the bank's purchase of bank owned life insurance that contributed $80,772 of the total. The net gain on the sale of investment securities was $997 in 2002.

Noninterest Expense. Total noninterest expense increased to $3.4 million for the period ended December 31, 2002 from $2.4 million for the same period of 2001, and from $1.9 million for the year ended December 31, 2000. The increase in noninterest expense reflects an increase in most expense categories as a result of our growth to $118.4 million in total assets at the end of 2002 from $80.8 million at the end of 2001, up from $63.8 million for the year ended December 31, 2000. Salary and wages expense totaled $1,468,357 in 2002, $1,107,125 in
2001, and $835,698 in 2000. Employee benefits were $275,694 in 2002, $190,076 in
2001, and $142,479 in 2000. We had 41 full-time equivalent employees at the end of 2002, an increase of 11 from the end of 2001 and an increase of 23 from the end of 2000. The staffing increases are primarily due to the opening of new branch offices in Surfside Beach, South Carolina during the second quarter of 2001, North Myrtle Beach, South Carolina during the fourth quarter of 2002 and the Hilton Head Island, South Carolina office staff that was hired during the fourth quarter of 2002.

[graphs of Noninterest Income and Noninterest Expense]



Beach First National Bancshares, Inc., p. 14

Professional fees were $140,429 for the year ended December 31, 2002, compared to $88,589 for 2001 and $141,699 for 2000. The increase costs for 2002 are primarily related to legal and accounting services. The decrease in 2001 is primarily due to reduced legal costs. The 2000 figures included collection costs of $47,500. Occupancy costs for the year ended December 31, 2002 were $239,774, compared to $121,114 in 2001 and $53,485 in 2000. These annual increases are the result of branch expansion that occurred during these periods.

Depreciation and amortization increased to $320,590 from $233,449 in 2001 due to the expansion of branch offices in Surfside Beach, South Carolina and North Myrtle Beach, South Carolina, and was $175,523 in 2000. We experienced an increase in other operating expenses to $483,988 in 2002, from $344,052 in 2001 and from $284,901 in 2000, principally as a result of an increase in operating expenses related to the new branch office in Surfside Beach, South Carolina and North Myrtle Beach, South Carolina, along with other expenses associated with the expansion of loans and deposits.

Income Taxes. Total income tax expense included in the Consolidated Statements of Income was $419,220 in 2002, $75,517 in 2001 and $145,126 in 2000. Our
effective tax rates were 37%, 14% and 39%, respectively. Our effective tax rate decreased in 2001 primarily due to the valuation of a loss carry forward that resulted in a tax valuation allowance in the amount of $112,279.

Financial Condition
Loans. Loans are our largest component of earning assets and typically provide higher yields than our other types of earning assets. At December 31, 2002, loans represented 86.2% of average earning assets, representing an increase over the 80.5% that they represented at the end of 2001. At December 31, 2002, net loans (gross loans less the allowance for loan losses) totaled $92.0 million, an increase of $29.7 million, or 47.6%, from December 31, 2001. Average gross loans increased 35.2% from $56.1 million with a yield of 8.98% in 2001, to $75.9 million with a yield of 7.78% in 2002. Average gross loans increased from $39.0 million with a yield of 9.52% in 2000. The decrease in yield on loans during these periods is due to the declining interest rate environment. Associated with the higher loan yields are the inherent credit and liquidity risks which we attempt to control and counterbalance. The interest rates we charge on loans vary with the degree of risk and the maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulations also influence interest rates.

Mortgage loans constitute the principal component of our loan portfolio. Mortgage loans represented 64.2% and 62.3% of our portfolio at year end 2002 and 2001, respectively.

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

The following table shows the composition of our loan portfolio by category at December 31, 2002, and 2001.

                                             Composition of Loan Portfolio

                                        December 31, 2002              December 31, 2001

                                         Amount     Percent            Amount      Percent
                                         ------                        ------
                                                    of Total                       of Total
                                                    --------                       --------
Commercial....................    $    24,546,654       26.3%   $     13,736,659       21.7%
Real estate - construction....          3,486,356        3.7%          3,716,189        5.9%
Real estate - mortgage........         57,569,021       61.7%         39,344,768       62.3%
Consumer......................          7,698,321        8.3%          6,406,027       10.1%
                                     ------------   --------       -------------   --------
Loans, total..................         93,300,352      100.0%         63,203,643      100.0%
                                                    ========                       ========
Allowance for possible
Losses........................          (1,275,778)                     (851,222)
                                     -------------                 -------------
Loans, net....................    $    92,024,574               $     62,352,421
                                     ============                  =============





Beach First National Bancshares, Inc., p. 15

The following tables set forth the maturity distribution, classified according to sensitivity to changes in interest rates, for selected components of our loan portfolio as of December 31, 2002 and 2001. The information in these tables is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of these loans is subject to review and credit approval, as well as modification of terms upon their maturity. Actual repayments of loans may differ from maturities reflected above because borrowers may have the right to prepay obligations with or without prepayment penalties.

                        Loan Maturity Schedule and Sensitivity to Changes in Interest Rates


December 31, 2002
                                                              After one but
                                         One year or less    within five years   After five years        Total
                                         ----------------    -----------------   ----------------        -----
Commercial............................  $      12,948,995   $       8,406,734     $       802,459     $   22,158,189
Real estate...........................         15,550,251          37,693,347           6,680,005         59,923,603
Construction..........................          3,221,784             264,572                  --          3,486,356
Consumer..............................          2,791,817           4,576,476             363,912          7,732,204
                                             ------------      --------------        ------------       ------------
     Total............................  $      34,512,847   $      50,941,129     $    7,846,376      $   93,300,352
                                             ============      ==============       ============        ============

Fixed Interest Rate...................  $      19,273,952   $      41,116,398     $    2,107,083      $   62,497,433
Variable Interest Rate................         15,224,492           9,824,731          5,739,293          30,788,516
                                             ------------      --------------                           ------------
     Total............................  $      34,512,847   $      50,941,129     $    7,846,376      $   93,300,352
                                             ============      ==============       ============        ============

December 31, 2001
                                                              After one but
                                         One year or less    within five years   After five years        Total
                                         ----------------    -----------------   ----------------        -----
Commercial............................  $       7,118,509   $       5,976,529     $       583,423     $   13,678,461
Real estate...........................          9,890,730          25,968,561           3,531,763         39,391,054
Construction..........................          1,920,735           1,799,826                  --          3,720,561
Consumer..............................          2,373,192           3,781,305             259,070          6,413,567
                                             ------------      --------------                           ------------
     Total............................  $      21,303,166   $      37,526,221   $    4,374,256        $   63,203,643
                                             ============      ==============        =========          ============

Fixed Interest Rate...................  $      12,336,863   $      35,674,768   $    3,483,898        $   51,495,529
Variable Interest Rate................          8,966,303           1,851,453          890,358            11,708,114
                                             ------------      --------------     ------------          ------------
     Total............................  $      21,303,166   $      37,526,221   $    4,374,256        $   63,203,643
                                             ============      ==============     ============          ============


Investment Securities. Investment securities at December 31, 2002, and December 31, 2001, averaged $7.6 million, representing 8.6% of average earning assets and $7.0 million, representing 10.0% of average earning assets, respectively. This slight decline is due to good loan demand during 2002. At December 31, 2002, our total portfolio had a book value of $7.4 million, and a market value of $7.6 million, for an unrealized net gain of $170,775. This compares to our market value at December 31, 2001 of $5.7 million, and at December 31, 2000 of $7.9 million.

At December 31, 2002, short term investments totaled $5.4 million. At December 31, 2001, we had short-term investments of $5.7 million. At December 31, 2000, we had short-term investments of $7.1 million. These funds are generally invested in an earning capacity with maturities of six months or less in federal funds or in U.S. Government Agency and mortgage backed securities.

Contractual maturities and yields on our investment securities (all available for sale) at December 31, 2002, 2001, and 2000 are set forth on the following tables. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.




Beach First National Bancshares, Inc., p. 16

             Investment Securities Maturity Distribution and Yields
                                December 31, 2002

                                                           After one year but        After five years but
                                 Less than one year       Less than five years       Less than ten years      Greater than ten years
                                 ------------------       --------------------       -------------------      ----------------------
                                  Amount       Yield        Amount        Yield       Amount        Yield       Amount        Yield
                                  ------       -----        ------        -----       ------        -----       ------        -----

U S Govt Agencies....            $    299,760   2.02%     $   1,262,705    4.18%     $    716,688    4.73%    $          -        -

Mortgage-backed......                       -     -             500,000    3.50%                -       -        4,408,429     6.06%

Other.................                      -     -                   -       -                 -       -          364,700     5.63%
                                 ------------   ---       -------------    ----      ------------    ----     ------------     ----

     Total                       $    299,760  2.02%      $   1,762,705    3.84%     $    716,688    4.73%    $  4,770,129     5.85%
                                 ============  ====       =============    ====      ============    ====     ============     ====



          Investment Securities Maturity Distribution and Yields
                            December 31, 2001

                              After five but
                              within ten years         After ten years
                              ----------------         ---------------
                              Amount      Yield       Amount      Yield
                              ------      -----       ------      -----
U.S. Govt Agencies........  $  199,446    7.95%    $         -       -%
Mortgage-backed...........           -       -%      5,420,511    6.35%
Other.....................     196,600    6.13%        286,900       -%
                             ---------    ----     -----------    ----
     Total................  $  396,046    7.00%    $ 5,420,511    6.35%
                            ==========    ====     ===========    ====


         Investment Securities Maturity Distribution and Yields
                           December 31, 2000

                             After five but
                             Within ten years        After ten years
                             ----------------        ---------------
                              Amount      Yield       Amount      Yield
                              ------      -----       ------      -----
U.S. Govt Agencies........ $   662,903    7.30%    $         -       -%
Mortgage-backed...........           -       -%      7,299,032    6.29%
Other.....................           -       -%        286,900    6.75%
                             ---------    ----     -----------    ----
     Total................ $   662,903    7.30%   $ 7,585,932     6.43%
                            ==========    ====     ===========    ====



Funding Sources

Deposits and Other  Interest-Bearing  Liabilities.  Average total  deposits were
$78.3 million in 2002, up 27.5% from $61.4 million in 2001. Average interest-bearing deposits were $64.9 million in 2002, up 25.3% from $51.8 million in 2001. These increases were primarily a result of the continued expansion of the company.

Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for our loan portfolio and other earning assets. Our core deposits were $78.9 million at December 31, 2002, an increase of 48.0% compared to $53.3 million at December 31, 2001. We expect a stable base of deposits to continue to be our primary source of funding to meet both our short-term and long-term liquidity needs.

Beach First National Bancshares, Inc., p. 17

Core deposits as a percentage of total deposits were approximately 79.0% at December 31, 2002, and 79.4% at December 31, 2001. Our loan-to-deposit ratio was 92.5% at December 31, 2002, versus 92.9% at December 31, 2001. The average loan-to-deposit ratio was 94.1% during 2002, 85.4% during 2001, and 80.9% during 2000.

The following tables set forth our deposits by category as of December 31, 2002, and 2001.

                                                Deposits
                                                December 31, 2002               December 31, 2001
                                                            Percent of                  Percent of
                                               Amount        Deposits       Amount       Deposits
                                               ------        --------       ------       --------
Demand deposit accounts...............      $ 19,316,292        19.0%    $ 11,968,934       17.9%
Interest bearing checking accounts....         4,120,079         4.1%       3,911,552        5.8%
Money market accounts.................        22,797,243        22.9%      13,962,249       20.9%
Savings accounts......................         2,935,199         2.9%       2,824,451        4.2%
Time deposits less than $100,000......        29,810,915        30.0%      20,706,965       30.8%
Time deposits of $100,000 or over.....        20,886,309        21.1%      13,758,817       20.4%
                                              ----------        -----      ----------       -----
     Total deposits...................      $ 99,866,037       100.0%   $  67,132,968      100.0%
                                             ===========       ======     ===========      ======


As of December 31, 2002, time deposits less than $100,000 that matured within three months were $7,431,279 and within 3-12 months were $19,028,050. Time deposits less than $100,000 that had a maturity greater than 12 months were $3,351,586, with no maturities greater than five years. As of December 31, 2001, time deposits greater than $100,000 that matured within three months were $6,017,908, those within 3-12 months were $4,718,983. Time deposits greater than $100,000 that had a maturity greater than 12 months were $1,806,855 and after five years were $108,212.

Due to the seasonal nature of our market areas, deposit growth is strong during the summer months and loan demand usually reaches its peak during the winter months. Thus, we historically have a more favorable liquidity position during the summer months. To meet loan demand and liquidity needs during the winter months, we typically invest significant amounts of our deposit growth during the summer months in temporary investments and short-term securities maturing in the winter months. Additionally, the company has access to other funding sources including federal funds purchased from correspondent banks and a line of credit with the Federal Home Loan Bank (FHLB).

Borrowings. During 2002, we had average short-term borrowings of $1,948,663 compared to $217,926 in average short term borrowings for 2001. The primary reason for the increase in borrowings was the strong loan growth and to extend our liabilities due to the declining interest rate environment during 2002.

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

[graph of Capital]



Beach First National Bancshares, Inc., p. 18

Our total shareholders' equity at December 31, 2002, was $13.9 million, compared with $13.1 million at December 31, 2001. We were considered to be "well capitalized" at the bank level for regulatory purposes at December 31, 2002, as our Tier 1 capital ratio was 11.3%, our total risk-based capital ratio was 12.5%, and our Tier 1 leverage ratio was 9.9%.

Liquidity Management

Our primary sources of liquidity are deposits, scheduled repayments on our loans, and interest on and maturities of our investments. All of our securities have been classified as available for sale. Occasionally, we might sell investment securities in connection with the management of our interest sensitivity gap or to manage cash availability. We may also utilize our cash and due from banks, security repurchase agreements, and federal funds sold to meet liquidity requirements as needed. In addition, we have the ability, on a short-term basis, to purchase federal funds from other financial institutions. Presently, we have made arrangements with commercial banks for short-term unsecured advances of up to $6.3 million. We also are eligible to receive advances from the Federal Home Loan Bank of Atlanta, subject to its approval. In July 2001, we were approved to participate in the Federal Home Loan Bank Blanket Lien Program where the Bank can borrow up to 75% of outstanding loan balances on 1 to 4 family residences. We estimate borrowing availability under this line to be approximately $7.5 million. We believe that our liquidity and ability to manage assets will be sufficient to meet our cash requirements over the near term.

Off-Balance Sheet Risk

Through the operations of our bank, we have made contractual commitments to extend credit in the ordinary course of our business activities. These commitments are legally binding agreements to lend money to our customers at predetermined interest rates for a specified period of time. At December 31, 2002, we had issued commitments to extend credit of $9.6 million through various types of commercial lending arrangements, of which $2.8 million was at fixed rates and $6.8 was at variable rates. We evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

The commitments expire over the next thirty six months. Past experience indicates that many of these commitments to extend credit will expire unused. However, as described in "Liquidity and Asset and Liability Management", we believe that we have adequate sources of liquidity to fund commitments that may be drawn upon by borrowers.

In addition to commitments to extend credit, we also issue standby letters of credit which are assurances to a third party that they will not suffer a loss if our customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled $3.8 million at December 31, 2002. Past experience indicates that many of these standby letters of credit will expire unused. However, through our various sources of liquidity, we believe that we will have the necessary resources to meet these obligations should the need arise.

Except as disclosed in this report, we are not involved in off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

Impact of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions such as our company and bank are primarily monetary in nature. Therefore, interest rates have a more significant impact on our performance than do the effects of changes in the general rate of inflation and changes in prices. In addition, interest rates do not necessarily move with the same magnitude as the prices of goods and services. As discussed previously, we seek to manage the relationships between interest sensitive assets and liabilities in order to protect against wide rate fluctuations, including those resulting from inflation.



Beach First National Bancshares, Inc., p. 19

Report of Management

The consolidated financial statements of Beach First National Bancshares, Inc., and other financial information included in this Annual Report were prepared by management responsible for the integrity of the information presented. The statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and include amounts that are based on management's best estimates and judgment.

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

The Audit Committee of the Board of Directors meets as necessary with management, the independent auditors, and the independent accountants to review audit scopes, audit reports, and fee arrangements of the independent accountants, in order to evaluate management's performance of its financial reporting responsibility. Both the independent auditors and accountants have access to the Audit Committee without any management present in the discussions. Independent accountants are recommended by the Audit Committee to the Board of Directors for selection and ratification by the stockholders.

Elliott Davis, L.L.C., as independent certified public accountants, is engaged to provide an objective, independent review as to management's discharge of its responsibilities relating to the fairness of reported operating results and financial condition. They have an understanding of the Company's accounting and financial controls and conduct such tests and related procedures as they deem appropriate to arrive at an opinion of the fairness of the financial statements. Their opinion is included as a part of the Company's 2002 Annual Report.

Our management is committed to, and has always maintained and enforced, a philosophy of high ethical standards in the conduct of its business. The policies covering conflicts of interest, community affairs, and other subjects, are uniformly applicable to all officers and employees of our Company.

Beach First National Bancshares, Inc.
Myrtle Beach, South Carolina
March 7, 2003




Beach First National Bancshares, Inc., p. 20

Report of Independent Accountants

To the Board of Directors
Beach First National Bancshares, Inc.
Myrtle Beach, South Carolina


We have audited the accompanying consolidated balance sheets of Beach First National Bancshares, Inc. (the"Company") and Subsidiary as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in shareholders' equity and comprehensive income and cash flows for each of the years in the three year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beach First National Bancshares, Inc. and Subsidiary at December 31, 2002 and 2001 and the results of their operations and cash flows for each of the years in the three year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.


(Elliott Davis signature)

Greenville, South Carolina
January 23, 2003



Beach First National Bancshares, Inc., p. 21

Beach First National Bancshares, Inc. and Subsidiary
Consolidated Balance Sheets

                                                                                                 December 31,
                                                                                    ----------------------------------------
                                                                                           2002                 2001
                                                                                    ------------------    ------------------
                                                          ASSETS

Cash and due from banks                                                             $      4,457,614      $      3,387,066
Federal funds sold and short term investments                                              5,429,214             5,679,291
Investment securities                                                                      7,552,282             5,681,980
Loans, net                                                                                92,024,574            62,352,421
Federal Reserve Bank stock                                                                   164,700               164,700
Federal Home Loan Bank stock                                                                 200,000               144,100
Property and equipment, net                                                                4,577,770             2,568,475
Other assets                                                                               4,002,671               806,782
                                                                                    -----------------    ------------------
        Total assets                                                                $    118,408,825     $      80,784,815
                                                                                    =================    ==================

                                           LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Deposits
     Non-interesting bearing                                                        $     19,316,292     $      11,968,934
     Interest bearing                                                                     80,549,745            55,164,034
                                                                                    -----------------    ------------------
        Total deposits                                                                    99,866,037            67,132,968
Advances from Federal Home Loan Bank                                                       4,000,000                     -
Other liabilities                                                                            614,420               503,017
                                                                                    -----------------    ------------------
        Total liabilities                                                                104,480,457            67,635,985

COMMITMENTS AND CONTINGENCIES - Notes 10 and 13

SHAREHOLDERS' EQUITY
     Common stock, $1 par value, 10,000,000 shares authorized,
        1,318,368 shares issued and outstanding                                            1,318,368             1,318,368
     Paid-in capital                                                                      11,787,899            11,787,899
     Retained earnings                                                                       709,390                 2,119
     Accumulated other comprehensive income                                                  112,711                40,444
                                                                                    -----------------    ------------------
        Total shareholders' equity                                                        13,928,368            13,148,830
                                                                                    -----------------    ------------------
        Total liabilities and shareholders' equity                                  $    118,408,825      $      80,784,815
                                                                                    =================    ==================

The accompanying notes are an integral part of these consolidated financial statements.




Beach First National Bancshares, Inc., p. 22

Beach First National Bancshares, Inc. and Subsidiary
Consolidated Statements of Income

                                                                            For the years ended December 31,
                                                                ----------------------------------------------------------
                                                                      2002                2001                 2000
                                                                -----------------   ------------------   -----------------
INTEREST INCOME
     Loans and fees on loans                                    $     5,898,801     $    5,040,259       $    3,713,902
     Investment securities                                              413,289            446,585              577,076
     Federal funds sold and short term investments                       73,206            242,601              334,086
                                                                -----------------   ------------------   -----------------
         Total interest income                                        6,385,296          5,729,445            4,625,064

INTEREST EXPENSE
     Deposits and borrowings                                          2,095,499          2,704,990            2,450,184
                                                                -----------------   ------------------   -----------------
         Net interest income                                          4,289,797          3,024,455            2,174,880

PROVISION FOR POSSIBLE LOAN LOSSES                                      539,000            467,000              251,107
                                                                -----------------   ------------------   -----------------
         Net interest income after provision for possible
            loan losses                                               3,750,797          2,557,455            1,923,773
                                                                -----------------   ------------------   -----------------

NONINTEREST INCOME
     Service fees on deposit accounts                                   420,128            295,624              264,154
     Gain on sale of loan                                                96,886                  -                    -
     Gain on sale of investment securities                                  997                  -                    -
     Other income                                                       213,613             85,488               38,287
                                                                -----------------   ------------------   -----------------
         Total noninterest income                                       731,624            381,112              302,441
                                                                -----------------   ------------------   -----------------

NONINTEREST EXPENSES
     Salaries and wages                                               1,468,357          1,107,125              835,698
     Employee benefits                                                  275,694            190,076              142,479
     Supplies and printing                                               94,624             81,324               51,222
     Advertising and public relations                                   117,077             81,605               34,598
     Professional fees                                                  140,429             88,589              141,699
     Depreciation and amortization                                      320,590            233,449              175,523
     Occupancy                                                          239,774            121,114               53,485
     Data processing fees                                               215,397            156,422               96,560
     Other operating expenses                                           483,988            344,052              319,101
                                                              -----------------   ------------------   -----------------
         Total noninterest expenses                                   3,355,930          2,403,756            1,850,365
                                                                -----------------   ------------------   -----------------

         Income before income taxes                                   1,126,491            534,811              375,849

INCOME TAX EXPENSE                                                      419,220             75,517              145,126
                                                                -----------------   ------------------   -----------------
         Net income                                             $       707,271     $      459,294       $      230,723
                                                                =================   ==================   =================
BASIC NET INCOME PER
     COMMON SHARE                                               $          0.54     $         0.46       $         0.31
                                                                =================   ==================   =================
DILUTED NET INCOME PER
     COMMON SHARE                                               $          0.53     $         0.46       $         0.28
                                                                =================   ==================   =================
WEIGHTED AVERAGE NUMBER OF COMMON
     SHARES OUTSTANDING

        Basic                                                         1,318,368            990,302              736,118

        Diluted                                                       1,324,979          1,000,369              822,407

The accompanying notes are an integral part of these consolidated financial statements.


Beach First National Bancshares, Inc., p. 23

Beach First National Bancshares, Inc. and Subsidiary
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income

                                                                                                     Accumulated
                                                                                        Retained        other              Total
                                                    Common stock          Paid-in       earnings    comprehensive      shareholders'
                                                Shares       Amount       capital      (deficit)    income (loss)         equity
                                                ------       ------       -------      ---------    -------------         ------
BALANCE, DECEMBER 31, 1999                        735,868     $735,868     $6,476,481  $ (687,898)   $ (211,138)        $ 6,313,313
                                                                                                                        -----------
   Net income                                           -            -              -      230,723            -             230,723
   Other comprehensive income, net of
      taxes:
      Unrealized gain on investment
         securities                                     -            -              -            -      163,721             163,721
      Plus reclassification adjustments
         for losses included in net income              -            -              -            -        5,913               5,913
                                                                                                                        -----------
   Comprehensive income                                 -            -              -            -            -             400,357
   Exercise of stock options                        1,500        1,500         13,500            -            -              15,000
                                              -----------   ----------    -----------   ----------   ----------         -----------

BALANCE, DECEMBER 31, 2000                        737,368      737,368      6,489,981    (457,175)      (41,504)          6,728,670
                                                                                                                        -----------

   Net income                                           -            -              -     459,294             -             459,294
   Other comprehensive income, net of
      taxes:
      Unrealized gain on investment
         securities                                     -            -              -            -       77,042              77,042
      Plus reclassification adjustments
         for losses included in net income              -            -              -            -        4,906               4,906
                                                                                                                        -----------
   Comprehensive income                                 -            -              -            -            -             541,242
   Issuance of common stock, less
      offering expenses of $258,824               581,000      581,000      5,297,918            -            -           5,878,918
                                              -----------   ----------    -----------   ----------   ----------         -----------

BALANCE, DECEMBER 31, 2001                      1,318,368    1,318,368     11,787,899        2,119       40,444          13,148,830
                                                                                                                        -----------

   Net income                                           -            -              -      707,271            -             707,271
   Other comprehensive income, net of
      taxes:
      Unrealized gain on investment
         securities                                     -            -              -            -       72,267              72,267
                                                                                                                        -----------
   Comprehensive income                                 -            -              -            -            -             779,538
                                              -----------   ----------    -----------   ----------   ----------         -----------

BALANCE, DECEMBER 31, 2002                      1,318,368   $1,318,368    $11,787,899     $709,390   $  112,711         $13,928,368
                                              ===========   ==========    ===========   ==========   ==========         -----------


The accompanying notes are an integral part of these consolidated financial statements.



Beach First National Bancshares, Inc., p. 24

Beach First National Bancshares, Inc. and Subsidiary
Consolidated Statement of Cash Flows

                                                                                  For the years ended December 31,
                                                                        ------------------------------------------------------
                                                                              2002               2001              2000
                                                                        -----------------  -----------------  ----------------
OPERATING INCOME
     Net income                                                         $       707,271    $       459,294    $      230,723
     Adjustments to reconcile net income to net
         cash provided by operating activities:
         Depreciation and amortization                                          320,590            233,449           175,523
         Deferred income taxes
         Provision for loan losses
         Writedown on real estate acquired in settlement of loans
         Loss on sale of investment securities
         Decrease (increase) in other assets
         Increase in other liabilities
         Deferred income taxes                                                 186,161            (189,449)          129,286
         Provision for loan losses                                             539,000             467,000           251,107
         Writedown on real estate acquired in settlement of loans                    -                   -            11,426
         Gain on sale of investment securities                                    (976)                  -                 -
         Decrease (increase) in other assets                                  (538,937)             36,026          (176,699)
         Increase in other liabilities                                         551,543             188,183           128,771
                                                                        -----------------   ----------------  ----------------
             Net cash provided by operating activities                       1,764,652           1,194,503           750,137
                                                                        -----------------   ----------------  ----------------

INVESTING ACTIVITIES
     Proceeds from sale of investment securities                             4,322,844           2,350,034         1,557,160
     Purchase of investment securities                                      (6,119,903)                  -          (209,313)
     Purchase of FHLB stock                                                    (55,900)            (21,900)                -
     Decrease (increase) in Federal funds sold and short term
           investments                                                         250,077           1,405,878        (6,984,786)
     Increase in loans, net                                                (30,211,153)        (17,921,511)      (13,174,903)
     Proceeds from sale of real estate acquired in
           settlement of loans                                                       -             155,000                 -
     Purchase of premises and equipment                                     (2,250,808)         (1,253,302)          271,024)
     Proceeds from disposal of premises and equipment                                -                   -            24,085
     Purchase of life insurance contracts                                   (2,922,190)                  -                 -
                                                                        ----------------   -----------------  ----------------
             Net cash used by investing activities                         (36,987,033)        (15,285,801)      (19,058,781)
                                                                        ----------------   -----------------  ----------------

FINANCING ACTIVITIES
     Advances from Federal Home Loan Bank                                    4,000,000                   -                 -
     Repayments of advances from Federal Home Loan Bank                              -                   -        (1,900,000)
     Decrease in Federal funds purchased                                             -                   -          (920,000)
     Net increase in deposits                                               32,292,929          10,406,457        19,890,490
     Exercise of stock options                                                       -                   -            15,000
     Issuance of common stock                                                        -           5,878,918                 -
                                                                        ----------------   -----------------  ----------------
             Net cash provided by financing activities                      36,292,929          16,285,375        17,085,490
                                                                        ----------------   -----------------  ----------------
            Net increase (decrease) in cash                                  1,070,548           2,194,077        (1,223,154)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR
                                                                             3,387,066           1,192,989         2,416,143
                                                                        ----------------   -----------------  ----------------

CASH AND EQUIVALENTS AT END OF YEAR                                     $    4,457,614     $     3,387,066     $  31,192,989
                                                                        ================   =================  ================

CASH PAID FOR
     Interest                                                           $   2,095,499      $     2,718,206    $    2,378,832
                                                                        ================   =================  ================

     Income taxes                                                       $      419,220     $        16,640    $        1,910
                                                                        ================   =================  ================

SCHEDULE OF NONCASH INVESTING ACTIVITY
             Real estate acquired in settlement of loans                $            -     $       155,000    $            -
                                                                        ================   =================  ================

The accompanying notes are an integral part of these consolidated financial statements.


Beach First National Bancshares, Inc., p. 25

Notes

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES
------------------------------------------------------------------

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

Basis of presentation
The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. The Company uses the accrual basis of accounting.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates.

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

2. Held to maturity: These are investment securities which the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts. The Company currently has no held to maturity securities.

3. Trading: These are securities which are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the statement of income. The Company has no trading securities.

Other investments
The Bank, as a member institution, is required to own certain stock investments in the Federal Home Loan Bank of Atlanta and the Federal Reserve Bank. The stock is generally pledged against any borrowings from these institutions. No ready market exists for the stock and it has not quoted market value. However, redemption of these stocks has historically been at par value.


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


Beach First National Bancshares, Inc., p. 26

Allowance for possible loan losses
The provision for possible loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate allowance to meet the present and foreseeable risk characteristics of the current loan portfolio. Management's judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses and prevailing and anticipated economic conditions. Loans which are determined to be uncollectible are charged against the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance. Management considers the year-end allowance appropriate and adequate to cover possible losses in the loan portfolio; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.

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

Under SFAS No. 114, as amended by SFAS No. 118, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off. When this doubt does not exist, cash receipts are applied under the contractual terms of the loan agreement first to interest income then to principle.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting. As of December 31, 2002 and 2001, the Company had no impaired loans.

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

Property and equipment
Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in net income.

Income taxes

The consolidated financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes and for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

Advertising and public relations expense
Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Net income per common share
SFAS No. 128, "Earnings per Share" requires that the Company present basic and diluted net income per common share. The assumed conversion of stock options creates the difference between basic and diluted net income per common share. Net Income per common share is calculated by dividing net income by the weighted average number of common shares outstanding for each period presented.



Beach First National Bancshares, Inc., p. 27

The weighted average number of common shares outstanding for basic net income per common share was 1,318,368 in 2002, 990,302 in 2001, and 736,118 in 2000.
The weighted average number of common shares outstanding for diluted net income per common share was 1,324,979 in 2002, 1,000,369 in 2001, and 822,407 in 2000.

Stock Based Compensation
The Company has a stock-based employee compensation plan which is further described in Note 15. The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all stock options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and net income per common share as if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board ("FASB") SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation.

                                                                   For the years ended December 31,
                                                               2002              2001             2000

Net income, as reported                                    $    707,271      $    459,294     $    230,723
Deduct:  Total stock-based employee
      compensation expense determined
      under fair value based method
      for all awards,  net of related tax effects                12,785            25,838           36,755

Pro forma net income                                       $    694,486      $    433,456     $    193,968

Net income per common share
      Basic - as reported                                  $        .54      $        .46     $        .31
      Basic - pro forma                                    $        .53      $        .44     $        .26

      Diluted - as reported                                $        .53      $        .46     $        .28
      Diluted - pro forma                                  $        .52      $        .43     $        .24


Reclassifications
Certain previously reported amounts have been reclassified to conform to the current year presentation. Such changes had no effect on previously reported net income or shareholders' equity.

Recently issued accounting standards

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement requires companies to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of assets. A corresponding asset (which is depreciated over the life of the asset) must also be recorded. The provisions of SFAS No. 143 were adopted by the Company on January 1, 2003, with no impact on financial position and results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes prior pronouncements associated with impairment or disposal of long-lived assets. The statement establishes methodologies for assessing impairment of long-lived assets, including assets to be disposed of by sale or by other means. The adoption of this standard had no impact on the financial position of the Company.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishments of Debt", and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". This statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers" and amends SFAS No. 13,
"Accounting for Leases". This new statement requires gains and losses from extinguishment debt to be classified as an extraordinary item only if they meet the criteria of APB Opinion No. 30, "Reporting the Results of
Operations-Reporting the Effects of Disposal of a Segment of Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", which will distinguish transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for

Beach First National Bancshares, Inc., p. 28 classification as an extraordinary item. The adoption of the provisions of SFAS No. 145 had no impact on the Company's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This Statement applies to costs associated with specific exit activities and requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. A liability for a cost associated with an exit or disposal activity is incurred when the definition of a liability is met. The provisions of this statement are effective for exitor disposal activities that are initiated after December 31, 2002. The provisions of this statement were adopted by the Company on January 1, 2003, with no impact on financial position or results of operations.

In October 2002, the FASB issued SFAS No. 147, "Accounting for Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB
Interpretation No. 9", which brings all business combinations involving financial institutions, except mutual financial institutions, into the scope of SFAS No. 141, "Business Combinations". This statement requires that all acquisitions of financial institutions that meet the definition of a business, including acquisitions of part of a financial institution that meet the definition of a business, must be accounted for in accordance with SFAS No. 141 and the related intangibles accounted for in accordance with SFAS No. 142. SFAS No. 147 removes such acquisitions from the scope of SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions". SFAS No. 147 also amends SFAS No. 144 to include in its scope long-term customer relationship intangibles of financial institutions. SFAS No. 147 was effective upon issuance and had no impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure - an amendment of FASB Statement No. 123". This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted this standard effective December 31, 2002, and has included the required disclosures in the footnotes to the financials. The Company has not elected the fair value treatment of stock-based compensation and the adoption of this standard had no impact on its financial position.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS
------------------------------------------------

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank or on deposit with the Federal Reserve Bank. At December 31, 2002 and 2001, these required reserves were met by vault cash.

NOTE 3 - INVESTMENT SECURITIES
------------------------------

The amortized costs and fair value of available for sale investment securities are as follows:

                                                                      December 31, 2002
                                        ------------------------------------------------------------------------------
                                             Amortized                   Gross unrealized                   Fair
                                                                 ---------------------------------
                                                cost                 gains             losses              value
                                        ---------------------    ---------------    --------------     ---------------
Federal agencies                        $          2,736,193     $      45,959      $           -      $    2,782,152
Mortgage-backed                                    4,645,314           126,147              1,331           4,770,130
                                        ---------------------    ---------------    --------------     ---------------
                                        ---------------------    ---------------    --------------     ---------------
         Total securities               $          7,381,507     $     172,106      $       1,331      $    7,552,282
                                        =====================    ===============    ==============     ===============


                                                                      December 31, 2001
                                        ------------------------------------------------------------------------------
Federal agencies                        $            199,445     $      11,867      $           -      $      211,312
Mortgage-backed                                    5,420,512            69,166             19,010           5,470,668
                                        ---------------------    ---------------    --------------     ---------------
         Total securities               $          5,619,957     $      81,033      $      19,010      $    5,681,980
                                        =====================    ===============    ==============     ===============



Beach First National Bancshares, Inc., p. 29

The amortized costs and fair values of investment securities at December 31, 2002, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                Amortized cost      Fair value
                                               ----------------   -------------
Due in one year or less                         $    299,849       $   299,760
Due after one year through five years              1,719,924         1,762,705
Due after five through ten years                     716,419           719,688
Due after ten years                                4,645,315         4,770,129
                                               ---------------    -------------
         Total investment securities            $  7,381,507       $ 7,552,282
                                               ===============    =============



The fair value of securities pledged as collateral for public funds and other purposes as of December 31, 2002 and 2001, were $7,237,244 and $4,967,103, respectively.

NOTE 4 - LOANS
--------------
The composition of net loans by major loan category is presented below:


                                                       December 31,
                                           -------------------------------------
                                                 2002                  2001
                                           ------------------   ----------------

Commercial                                 $    24,546,655       $   13,453,083
Real estate - construction                       3,486,356            2,368,358
Real estate - mortgage                          52,934,586           39,046,158
Consumer                                        12,456,031            8,407,773
                                           ----------------     ----------------

                                                93,423,628           63,275,372
                                           ----------------     ----------------
Less:
   Allowance for possible loan losses            1,275,778              851,222
   Deferred loan fees                              123,276               71,729
                                           ----------------     ----------------
                                                 1,399,054              922,951
                                           ----------------     ----------------

Loans, net                                 $    92,024,574      $    62,352,421
                                           ================     ================

At December 31, 2002 and 2001, nonaccrual loans were $46,388 and $107,377, respectively. Foregone interest income on nonaccrual loans in 2002, 2001, and 2000 was an insignificant amount.

NOTE 5 - ALLOWANCE FOR POSSIBLE LOAN LOSSES
-------------------------------------------

The allowance for possible loan losses is available to absorb future loan charge-offs. The allowance is increased by provisions charged to operating expenses and by recoveries of loans which were previously written-off. The allowance is decreased by the aggregate loan balances, if any, which were deemed uncollectible during the year.

Activity within the allowance for possible loan losses account follows:

                                                                       For the years ended December 31,
                                                               --------------------------------------------------
                                                                    2002              2001              2000
                                                               ---------------    --------------    -------------
Balance, beginning of year                                     $     851,222       $    69,245      $     408,878
Recoveries of loans previously charged against the allowance           1,364             4,549                  -
Provision for possible loan losses                                   539,000           467,000            251,107
Loans charged against the allowance                                 (115,808)         (189,572)           (90,740)
                                                               ---------------     -------------    --------------

Balance, end of year                                           $   1,275,778       $   851,222        $   569,245
                                                               ===============     =============    ==============

Beach First National Bancshares, Inc., p. 30

NOTE 6 - PROPERTY AND EQUIPMENT
-------------------------------

Property and equipment are stated at cost less accumulated depreciation. Components of property and equipment included in the consolidated balance sheets are as follows:

                                                                                December 31,
                                                                 --------------------------------------------
                                                                        2002                    2001
                                                                 --------------------    --------------------
Land                                                             $        1,449,555      $          218,608
Buildings and improvements                                                2,423,553               1,862,789
Furniture and equipment                                                   1,184,517               1,072,357
Software                                                                    386,578                 272,610
Construction in progress                                                     86,294                     771
                                                                 --------------------    --------------------
                                                                          5,530,497               3,427,135
Accumulated depreciation                                                   (952,727)               (858,660)
                                                                 --------------------    --------------------
         Total property and equipment                            $        4,577,770      $        2,568,475
                                                                 ====================    ====================

Depreciation expense for the years ended December 31, 2002, 2001, and 2000, amounted to $320,590, $231,274, and $146,918, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:


           Type of Asset          Life in Years            Depreciation Method
           -------------          -------------            -------------------

Software                              3                       Straight-line
Furniture and equipment               5 to 7                  Straight-line
Buildings and improvements            5 to 40                 Straight-line


NOTE 7 - DEPOSITS
-----------------

The following is a detail of the deposit accounts:

                                                                                      December 31,
                                                                         ---------------------------------------
                                                                               2002                  2001
                                                                         -----------------     -----------------
Non-interest bearing                                                     $     19,316,292      $     11,968,934
Interest bearing:
         Interest bearing checking accounts                                     4,120,079             3,911,552
         Money market accounts                                                 22,797,243            13,962,249
         Savings                                                                2,935,199             2,824,451
         Time, less than $100,000                                              29,810,915            20,706,965
         Time, $100,000 and over                                               20,886,309            13,758,817
                                                                         -----------------     -----------------
Total deposits                                                           $     99,866,037      $     67,132,968
                                                                         =================     =================


Interest expense on time deposits greater than $100,000 was $603,427 in 2002, $689,842 in 2001, and $647,924 in 2000.

At December 31, 2002, the scheduled maturities of certificates of deposit are as follows:


2003                                           $       45,698,420
2004 through 2006                                       4,814,518
2007                                                      184,286
                                               ---------------------
                                               ---------------------

                                               $       50,697,224
                                               =====================

At December 31, 2002, 12.56% of total deposits was from two customers. At December 31, 2001, there were no similar deposit concentrations.

Beach First National Bancshares, Inc., p. 31

NOTE 8 - ADVANCES FROM FEDERAL HOME LOAN BANK
---------------------------------------------

The Bank had advances outstanding of $4,000,000 and zero at December 31, 2002 and 2001, respectively. At December 31, 2002, the advance bears interest at 3.69% per annum and matures in July 2005. At December 31, 2002, the advance was collateralized by one to four family residential mortgage loans and FHLB stock. Additional borrowings are available by pledging additional collateral and purchasing additional stock in the FHLB.

NOTE 9 - UNUSED LINES OF CREDIT
-------------------------------

At December 31, 2002, the Bank had $7,000,000 of lines of credit to purchase federal funds from unrelated banks. These lines of credit are available on a one to seven day basis for general corporate purposes of the Bank. All of the lenders have reserved the right to withdraw these lines at their option.

At December 31, 2002, the Bank had the ability to borrow an additional $7,840,883 or 10 percent of total assets less advances outstanding. The borrowings are available by pledging collateral and purchasing additional stock in the FHLB.

NOTE 10 - COMMITMENTS AND CONTINGENCIES
---------------------------------------

The Company is party to litigation and claims arising in the normal course of business. As of December 31, 2002, there is no litigation pending.

The Company has entered into contractual commitments for the remodeling of a leased building for a new branch location. The total cost is estimated to be approximately $175,000 of which $86,294 is included in property and equipment as construction in progress at December 31, 2002. The remodeling was completed in the first quarter of 2003 and the new branch began operations.

Refer to Note 13 concerning financial instruments with off balance sheet risk.

NOTE 11 - INCOME TAXES
----------------------

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes for the years ended December 31:

                                                                 2002               2001               2000
                                                            ---------------    ---------------    ---------------
Income taxes currently payable
         Federal                                            $    516,110       $  255,728         $         -
         State                                                    31,762           12,100              15,840
                                                            ---------------    ---------------    ---------------
                                                                 547,872         267,828               15,840
                                                            ---------------    ---------------    ---------------
Tax consequences of differences
         Allowance for loan losses                              (133,965)         (84,002)                  -
         Depreciation                                              5,313            3,970               4,470
         Net operating loss                                            -                -             124,816
         Valuation allowance adjustment                                -         (112,279)                  -
                                                            ---------------    ---------------    ---------------
                                                              (  128,652)        (192,311)            129,286
                                                            ---------------    ---------------    ---------------
                  Provision                                 $    419,220       $   75,517         $   145,126
                                                            ===============    ===============    ===============



Beach First National Bancshares, Inc., p. 32

The income tax effect of cumulative temporary differences at December 31, are as follows:

                                                                           Deferred tax asset (liability)
                                                                     --------------------------------------------
                                                                            2002                    2001
                                                                     --------------------    --------------------
Allowance for loan losses                                            $        416,443        $        282,477
Unrealized (gain) loss on investment securities                               (58,063)                (21,580)
Depreciation                                                                  (38,433)                (33,120)
                                                                     --------------------    --------------------
                  Net deferred tax asset                             $        319,947        $        227,777
                                                                     ====================    ====================


The net deferred tax asset is reported in other assets in the balance sheets at December 31, 2002 and 2001. The recognition of a net deferred tax asset is dependent upon a "more likely than not" expectation of the realization of the deferred tax asset, based upon the analysis of the available evidence. A valuation allowance is required to sufficiently reduce the deferred tax asset to the amount that is expected to be realized through future realization of profits on a "more likely than not" basis. The analysis of available evidence is performed on an ongoing basis utilizing the "more likely than not" criteria to determine the amount, if any, of the deferred tax asset to be realized. Adjustments to the valuation allowance are made accordingly. There can be no assurance that the Company will recognize additional portions of the deferred tax asset in future periods or that additional valuation allowances may not be recorded in the future periods.

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes for the years ended December 31, as follows:

                                             2002                      2001                          2000
                                   -------------------------  ------------------------    ----------------------------
                                      Amount          %          Amount          %            Amount           %
                                   --------------  ---------  -------------   --------    ---------------  -----------
Tax expense at statutory rate      $   383,007        34%     $   181,835        34%      $   127,790         34%
Increase (decrease) in taxes
   Resulting from:
   State bank tax (net of
    federal benefit)                    20,963         2            7,990         1            10,455          3
   Valuation allowance                       -         -         (112,279)      (21)                -          -
   Other                                15,250         1           (2,029)        -             6,881          2
                                   --------------  ---------  -------------   --------    ---------------  -----------
   Tax provision                   $   419,220        37%     $    75,517        14%      $   145,126         39%
                                   ==============  =========  =============   ========    ===============  ===========

NOTE 12 - RELATED PARTY TRANSACTIONS
------------------------------------

Certain directors, executive officers and companies with which they are affiliated, are customers of and have banking transactions with the Bank in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions.

A summary of loan transactions with directors, including their affiliates, and executive officers follows:

                                                  For the years ended December 31,
                                        ------------------------------------------------------
                                             2002                2001               2000
                                        ---------------    -----------------   ---------------
Balance, beginning of year              $   5,769,980      $      ,835,728     $   ,936,854
New loans                                   1,148,028           3,129,598        2,757,853
Less loan payments                             529,543          2,195,346        1,858,979
                                        ---------------    -----------------   ---------------
Balance, end of year                    $   6,388,465      $    5,769,980      $ 4,835,728
                                        ===============    =================   ===============


Deposits by directors,  including their  affiliates and executive  officers,  at
December  31,  2002  and  2001,   approximated   $10,407,910   and   $7,175,000,
respectively.


Beach First National Bancshares, Inc., p. 33

NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK
-----------------------------------------------------------

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2002, unfunded commitments to extend credit were $9,561,315, of which $2,810,173 was at fixed rates and $6,751,142 was at variable rates. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

At December 31, 2002, there was a $3,768,551 commitment under a letter of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Because most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

NOTE 14 - EMPLOYEE BENEFIT PLAN
-------------------------------

The Company sponsors the Beach First National Bank Profit Sharing and 401(k) Plan for the benefit of all eligible employees. The Company contributes to the Plan annually upon approval by the Board of Directors. Contributions made to the Plan in 2002, 2001, and 2000, amounted to $51,416, $33,125, and $18,416, respectively.


Supplemental benefits have been approved by the Board of Directors for the directors and certain executive officers of Beach First National Bank. These benefits are not qualified under the Internal Revenue Code and they are not funded. However, certain funding is provided informally and indirectly by life insurance policies. The cash surrender value of the life insurance policies are recorded in the accompanying balances sheets at $2,922,190 and zero at December 31, 2002 and 2001, respectively. The Company recorded expense related to these benefits of $22,860 in 2002. There were no expenses recorded related to these benefits in 2001 and 2000.

NOTE 15 - STOCK OPTION PLANS
----------------------------

The Company sponsors a stock option plan for the benefit of the directors, officers and employees. The Board may grant up to 110,000 incentive stock options at an option price per share not less than the fair market value on the date of grant. The directors were granted 1,500 options each that vested immediately. All other options granted to officers and employees vest immediately or up to five years and expire 10 years from the grant date.

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

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model. For December 31, 2002, the risk free interest rate used was 3.9%, the expected option life was 10 years, and the assumed dividend rate was zero. For December 31, 2002 and 2001, the risk free interest rate used was 4.5 percent, the expected option life was 6 to 10 years and the assumed dividend rate was zero.


Beach First National Bancshares, Inc., p. 34

A summary of the status of the plan as of December 31, 2002, 2001, and 2000 and changes during the years ending on those dates is presented below:

                                            2002                           2001                         2000
                              -----------------------------    -----------------------------  ------------------------------
                                                 Weighted                       Weighted                     Weighted
                                                  average                        average                     average
                                  Shares      exercise price       Shares    exercise price     Shares    exercise price
                                  ------      --------------       ------    --------------     ------    --------------
Outstanding at
beginning of year                   92,862      $    10.33          88,862     $    10.24         104,978   $    10.08
Granted                             31,000           10.70           7,000          11.50           5,000        12.50
Exercised                                -               -               -              -          (1,500)       10.00
Forfeited or expired               (38,877)          10.00          (3,000)         10.50         (19,616)       10.00
                              ------------                     -----------                    -----------
Outstanding at end
   of year                          84,985           10.61          92,862          10.33          88,862        10.24
                              ============                     ===========                    ===========

Options exercisable at
   year-end                         53,448           10.41          81,688          10.13          77,091        10.05
                              ============                     ===========                    ===========
Shares available for
   grant                            23,515                          15,638                         19,638
                              ============                     ===========                    ===========


NOTE 16 - DIVIDENDS
-------------------

There are no current plans to initiate payment of cash dividends, and future dividend policy will depend on the Bank's and the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. The Bank is restricted in its ability to pay dividends under the national banking laws and regulations of the OCC. Generally, these restrictions require the Bank to pay dividends derived solely from net profits. Moreover, OCC prior approval is required if dividends declared in any calendar year exceed the Bank's net profit for that year combined with its retained net profits for the preceding two years.

NOTE 17 - REGULATORY MATTERS
----------------------------

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification of the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.


Beach First National Bancshares, Inc., p. 35

The Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

                                                                                             To be well capitalized
                                                                    For capital           under prompt corrective
                                                                 adequacy purposes             action provisions
                                                              ------------------------    -----------------------------
                                          Actual                      Minimum                       Minimum
                                 --------------------------   ------------------------   ------------------------------
                                 Amount            Ratio        Amount         Ratio        Amount            Ratio
                                 ------------    ----------   ------------    --------   --------------    ------------
As of December 31, 2002                                       (amounts in $000)
Total Capital (to risk
weighted assets)                   $ 12,234         12.5%       $   7,827       8.0%      $     9,784          10.0%
Tier 1 Capital (to risk
weighted assets)                     11,010         11.3            3,914       4.0             5,870           6.0
Tier 1 Capital (to average
assets)                              11,010          9.9            4,459       4.0             5,574           5.0

As of December 31, 2001
Total Capital (to risk
weighted assets)                   $ 11,156         17.1%       $   5,211       8.0%      $     6,513          10.0%
Tier 1 Capital (to risk
weighted assets)                     10,305         15.8            2,605       4.0             3,908           6.0
Tier 1 Capital (to average
assets)                              10,305         12.7            3,251       4.0             4,064           5.0



NOTE 18 -FAIR VALUE OF FINANCIAL INSTRUMENTS
--------------------------------------------

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

Fair value approximates carrying value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, federal funds sold and short term investments, demand deposit accounts, and interest-bearing accounts with no fixed maturity date.

Securities are valued using quoted market prices. Fair value for the Company's off-balance sheet financial instruments is based on the discounted present value of the estimated future cash flows.

Fair value for fixed rate loans maturing after one year is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

Fair value for certificate of deposit accounts are valued by discounting at rates currently available on similar account types.

Fair value for advances from the FHLB are based on discounted cash flows using the Company's current incremental borrowing rate.

The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts which could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses which would be incurred in an actual sale or settlement are not taken into consideration in the fair value presented.


Beach First National Bancshares, Inc., p. 36

The estimated fair values of the Company's financial instruments are as follows:

                                                                                December 31,
                                                     -------------------------------------------------------------------
                                                                  2002                               2001
                                                     --------------------------------   --------------------------------
                                                        Carrying          Fair            Carrying            Fair
                                                         amount           value            amount             value
                                                     ---------------  ---------------   ---------------  ---------------
 Financial Assets:
    Cash and due from banks                              $4,457,614   $    4,457,614    $    3,387,066     $  3,387,066
    Federal funds sold and short term
      investments                                         5,429,214        5,429,214         5,679,291        5,679,291
    Investment securities                                 7,552,282        7,552,282         5,681,980        5,681,980
    Loans, net                                           92,024,574       91,929,119        62,352,421       62,558,325
    Federal Reserve Bank stock                              164,700          164,700           164,700          164,700
    Federal Home Bank Loan Bank stock                       200,000          200,000           144,100          144,100

 Financial Liabilities:
    Deposits                                             99,866,037      100,581,009        67,132,968       68,416,910
    Advances from Federal Home Loan Bank                  4,000,000        4,000,000                 -                -

 Financial Instruments with Off-Balance Sheet  Risks:
     Commitments to extend credit                         9,561,315        9,561,315          4,498,405       4,498,405
     Standby letters of credit                            3,768,551        3,768,551          1,490,978       1,490,978


NOTE 19 - PARENT COMPANY FINANCIAL INFORMATION
----------------------------------------------

Following is condensed financial information of Beach First National Bancshares, Inc. (parent company only):

                                             Condensed Balance Sheets

                                                                         ---------------------------------------
                                                                                        December 31,
                                                                         ---------------------------------------
                                                                              2002                    2001
                                                                         ----------------       -----------------
Assets
Cash                                                                     $     1,062,550        $     2,293,490
Due from Bank subsidiary                                                         440,140                195,697
Investment in Bank subsidiary                                                 11,123,265             10,340,271
Securities available for sale                                                    101,403                353,036
Land                                                                           1,230,947                      -
Other assets                                                                      11,240                  3,808
                                                                         ----------------       -----------------
         Total assets                                                    $    13,969,545        $    13,186,302
                                                                         ================       =================
Liabilities and Shareholders' Equity
Accounts payable                                                         $        41,177        $        37,472
Shareholders' equity                                                          13,928,368             13,148,830
                                                                         ----------------       -----------------
         Total liabilities and shareholders' equity                      $    13,969,545        $    13,186,302
                                                                         ================       =================

Beach First National Bancshares, Inc., p. 37

                                         Condensed Statements of Income

                                                                      For the years ended December 31,
                                                            -----------------------------------------------------
                                                                 2002              2001               2000
                                                            ---------------    --------------    ----------------
                                                            $       59,055     $     52,576      $     40,848
                                                            ---------------    --------------    ----------------
Expenses
Amortization                                                             -            2,175             2,900
Other expenses                                                      57,605           37,163            31,384
                                                            ---------------    --------------    ----------------
         Total expenses                                             57,605           39,338            34,284
                                                            ---------------    --------------    ----------------
Income before equity in undistributed
  net income of Bank subsidiary                                      1,450           13,238             6,564
Equity in undistributed net income of Bank
  Subsidiary                                                       705,821          446,056           224,159
                                                            ---------------    --------------    ----------------
         Net income                                         $      707,271     $    459,294      $    230,723
                                                            ===============    ==============    ================


                                         Condensed Statements of Cash Flows

                                                                ------------------------------------------------------
                                                                          For the years ended December 31,
                                                                ------------------------------------------------------
                                                                     2002               2001               2000
                                                                ---------------     -------------    -----------------
Operating activities
  Net income                                                    $    707,271        $    459,294      $    230,723
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
   Equity in undistributed net income of
    the bank subsidiary                                             (705,821)           (446,056)         (224,159)
  Amortization                                                             -               2,175             2,900
  Decrease (increase) in due from Bank                              (244,443)            122,210          (213,147)
  (Increase) decrease in other assets                                 18,369              19,783           (12,795)
  Increase (decrease) in accounts payable                              3,705              (4,677)           24,653
                                                                ---------------     ---------------   ---------------
    Net cash provided by (used for) operating activities            (220,919)            152,729          (191,825)
                                                                ---------------     ---------------   ---------------
Investing activities
  Additional investment in bank                                            -          (4,000,000)                -
  Proceeds from sale of securities available for sale                220,926             252,499 1         129,915
  Purchase of land                                                (1,230,947)                  -                 -
                                                                ---------------     ---------------   ---------------
    Net cash provided (used for) investing activities             (1,010,021)         (3,747,501)          129,915
                                                                ---------------     ---------------   ---------------
Financing activities
Proceeds from issuance of stock                                            -           5,878,918                 -
Proceeds from exercise of stock options                                    -                   -            15,000
                                                                ---------------     ---------------   ---------------
    Net cash provided by financing activities                              -           5,878,918            15,000
                                                                ---------------     ---------------   ---------------
    Net increase (decrease) in cash and cash
         equivalents                                              (1,230,940)          2,284,146           (46,910)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                       2,293,490               9,344            56,254
                                                                ---------------     ---------------   ---------------
CASH AND CASH EQUIVALENTS, END OF YEAR                          $  1,062,550        $  2,293,490      $      9,344
                                                                ===============     ===============   ===============




Beach First National Bancshares, Inc., p. 38

Corporate Information

Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Beach First National Bancshares, Inc. will be held at the Myrtle Beach Convention Center, 2101 Oak Street, Myrtle Beach, South Carolina on Wednesday, April 23. The meeting will take place in Ballroom C, beginning at 2 p.m.

Stock Information

The Company's stock trades under the symbol "BFNB" on the Over-the-Counter Bulletin Board. As of March 7, 2003, the Company had approximately 1,485 stockholders and 1,318,368 shares of common stock outstanding. For information contact:

Hill Thompson                  201-434-8100
Monroe Securities              800-766-5560
Scott & Stringfellow           800-476-3662
Trident Securities             404-249-7700
Webush Morgan Securities       212-693-2003

The table below reflects the high and low bid stock prices published by the OTC Bulletin Board for each quarter:

                                    High Bid     Low Bid
           Year end 2002:
                First Quarter       10.40        10.10
                Second Quarter      11.12        10.90
                Third Quarter       12.15        11.75
                Fourth Quarter      12.45        12.05


           Year end 2001:
                First Quarter       *            *
                Second Quarter      *            *
                Third Quarter       11.50        11.50
                Fourth Quarter      10.20        10.10


*Stock began trading on the OTC Bulletin Board on July 19, 2001.


Form 10-KSB

Copies of the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission, will be furnished at no charge to shareholders upon written request to Richard N. Burch, Senior Vice President and Chief Financial Officer, at the Corporate Office address.

Forward Looking Statement

This report may contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Exchange Act of 1934, as amended, which represent Beach First National Bancshares, Inc. (the Company) expectations or beliefs concerning future events. Such forward-looking statements are about matters that are inherently subject to risks and uncertainties. Factors that could influence the matters discussed in certain forward-looking statements include the timing and amount of revenues that may be recognized by the Company, continuation of current revenue and expense trends (including trends affecting charge-offs and provisions for loan losses), unforeseen changes in the Company's markets, legal and regulatory changes, and general changes in the economy (particularly in the markets served by the Company). Because of the risks and uncertainties inherent in forward looking statements, readers are cautioned not to place undue reliance on them, whether included in this report or made elsewhere from time to time by the Company or on its behalf. Except as may be required by applicable law or regulation, the Company assumes no obligation to update any forward looking statements.

Offices
Corporate Office
1550 Oak Street
Myrtle Beach, SC 29577
843.626.2265
843.916.7818 (fax)

Surfside Beach Office
3064 Dick Pond Road
Surfside Beach, SC  29588
843.294.6000
843.294.6001 (fax)

North Myrtle Beach Office
710 Highway 17 North
North Myrtle Beach, SC  29582
843.663.2265
843.663.2250 (fax)

Hilton Head Island Office
430 William Hilton Parkway
Pineland Station Office Building
Hilton Head Island, SC 29926
843.342.8866
843.342.8867 (fax)

Website:  www.beachfirst.com

(Beach First National Bank logo)
(Equal Housing Lender logo)
(Member FDIC logo)


Beach First National Bancshares, Inc., p. 39

Directors

Michael Bert Anderson
Managing Owner
Patricia Resorts

Bart Buie
Certified Public Accountant
Bartlett Buie, CPA, P.A.

Raymond E. Cleary, III, DDS
Chairman of the Board
Beach First National Bancshares, Inc.
Dentist
Glenn's Bay Dentists at Surfside

Michael D. Harrington
General Contractor
Harrington Construction Company, Inc.

Joe N. Jarrett, Jr., M.D
Orthopaedic Surgeon
Strand Orthopaedic

Richard E. Lester
Attorney
Van Osdell, Lester, Howe,& Jordan, PA

Leigh Ammons Meese
Attorney
Sea Mist Resort and Family Kingdom  Amusement Park

Rick H. Seagroves
Owner
Inland Foods Corporation
Southeast Restaurants Corporation

Don J. Smith
President
Coldwell Banker Chicora

Samuel R. Spann, Jr.
President
Spann Roofing and Sheet Metal, Inc.

B. Larkin Spivey, Jr.
Owner
Spivey Company, LLC

Walter E. Standish, III
President and Chief Executive Officer
Beach First National Bank

James C. Yahnis
Beverage Wholesaler
Chris Yahnis Coastal Consultants

Officers

Executive Officers

Walter E. Standish, III
President
Chief Executive Officer

M. Katharine Huntley (Katie
Executive Vice President
Senior Credit Officer

Richard N. Burch
Senior Vice President
Chief Financial Officer

Julien E. Springs
Senior Vice President
Business Development Officer
Officers

Barbara H. Abrams
Vice President
Consumer Lending, Myrtle Beach

Linda S. Dickinson
Vice President
Loan Operations

Stephanie K. Loudner
Assistant Vice President
Consumer Lending, Hilton Head Island

Ann R. Marion
Assistant Vice President
Consumer Lending, Surfside Beach

Barbara W. Marshall
Vice President
Marketing

Marcus G. McDowell
Vice President
Commercial Lending, North Myrtle Beach

Jerome Smoak
Vice President
Commercial Lending, Surfside Beach

Tiffany P. Suggs
Vice President
Operations

Paul R. Walter
Vice President
Regional Executive, Hilton Head Island

(Family Friendly logo)

South Carolina Family Friendly Workplace Award Winner

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

Beach First National Bancshares, Inc., p. 40

Inside back cover: Photos of Branch Staffs. Photo of Operations and Administrative Staff


Beach First National Bancshares, Inc., p. 41

Back cover:  Beach First National Bancshares, Inc. logo


Beach First National Bancshares, Inc., p. 42