Form 10KSB, Exhibit 13
period 2003-12-31
BEACH FIRST NATIONAL BANCSHARES INC
filed 2004-03-19
CIK 949228

Exhibit 13

Annual Report to Shareholders for the year ended December 31, 2003.

Exhibit 13

Beach First National Bancshares, Inc.
2003 Annual Report

(inside front cover)

About Beach First
Beach First National Bancshares, Inc., (OTC: BFNB) is the parent of Beach First National Bank, headquartered in Myrtle Beach, South Carolina. Beach First operates offices in Myrtle Beach, Surfside Beach, North Myrtle Beach and Hilton Head Island and provides a full range of community banking services for consumers and businesses, including NetTeller internet banking. Additional information is available at beachfirst.com.

Selected Financial Highlights

	2003	2002	% Change
Earnings
Net Income	$1,008,931	707,271	43.0%
Net Income per share - basic	0.77	0.54	43.0%
Net Income per share - diluted	0.75	0.53	41.5%
Book Value per share	11.24	10.48	4.4%
Earnings Breakdown (in thousands)
Total Interest Income	$8,496	6,385	33.1%
Total Interest Expense	2,483	2,095	18.5%
Net Interest Income	6,013	4,290	40.2%
Total Noninterest Income	987	732	34.8%
Total Noninterest Expense	4,689	3,356	39.7%
Year End Balances (in thousands)
Total Assets	$165,093	118,409	39.4%
Loans, net of unearned income	135,612	93,300	45.3%
Deposits	138,100	99,866	38.3%
Shareholders' Equity	14,733	13,928	5.8%
Selected Ratios
Return on average assets	0.70%	0.75%
Return on average equity	7.05%	5.24%
Average equity to average assets	9.87%	14.24%
Dividend payout ratio	-%	-%

Beach First National Bank Board of Directors

(photo omitted)

Front row from left to right: Sammy Spann, Tom Fulmer, Walt Standish, Joe Jarrett, Leigh Meese, and Jimmy Yahnis. Back row from left to right are: Mike Harrington, Ray Cleary, Don Smith, Bert Anderson, Dick Burch, Dicke Lester, Katie Huntley, Julien Springs, Bart Buie, Larkin Spivey, and Rick Seagroves.

Inside the Report

To Our Shareholders and Friends		2
Beach First Cares for Our Communities		4
Management's Discussion and Analysis		8
Report of Management		22
Report of Independent Accountants		23
Consolidated Balance Sheets		24
Consolidated Statements of Income		25
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income		26
Consolidated Statements of Cash Flows		27
Notes		28
Business Development Boards		45
Corporate Information		45
Staff		47
Directors	Inside	back	cover

To Our Shareholders and Friends

        In 2003, Beach First National Bank achieved solid financial results while taking significant strides to bolster its product line, technology, and branch network.

        The bank’s success is rooted in its community banking philosophy. Community banking at Beach First means that service is absolutely dependable, completely attentive, and locally managed. In other words, people are comfortable doing business with us. This level of comfort helps us expand relationships with existing customers while making us attractive to new customers. Our commitment to providing this level of service is strong and unwavering.

Five Straight Years of Double Digit Earnings Growth
        2003 marked Beach First’s fifth consecutive year in which earnings grew by at least 20%. Net income rose to more than $1 million for the first time in the bank’s history, increasing 42.7% over the figures reported one year ago to $1,008,931. All areas of the balance sheet reflected double digit earnings growth as well. Total assets grew 39.4% over the previous year. Total loans increased 45.3%, while total deposits climbed 38.3% over figures reported for last year. The bank maintained this high level of performance despite fierce competition for deposits and loans in all our markets.

        The bank’s performance earned it a place on the list of South Carolina’s 25 fastest growing companies in 2003. The list is compiled by Elliott Davis LLC in coordination with the South Carolina State Chamber of Commerce.

A Developing Branch Network
        Growth in the branch network is key to the bank’s continued success. In the past eighteen months, Beach First opened offices in North Myrtle Beach and Hilton Island. The Hilton Head Island office marked our first expansion outside the Grand Strand, and has been well-received in its first year of operations. The North Myrtle Beach office continues to expand on its strong debut, while the Myrtle Beach and Surfside Beach offices are also performing well.

        Last year, the bank purchased a 2.4 acre parcel of land at the southwest corner of Grissom Parkway and 38th Avenue North in Myrtle Beach, with plans to build a new headquarters at this prime location. I am pleased to report that we expect to break ground later this year and occupy the new building in 2005.

        We remained poised and confident to grow the branch network as long as the following vital elements – namely, the right staff and the right location – come together. Careful attention to these factors has yielded strong results at our existing locations, and this philosophy of thoughtful, planned growth will chart our course for the years to come.

New Products and Services
        In addition to the caring, attentive service Beach First provides, customers also desire technologically-advanced, yet user-friendly services. To meet this demand, we introduced Internet Banking in 2003. Known as NetTeller, this service won rave reviews from our customers who are impressed with its ease of use and convenience. Late in the first quarter 2004, we plan to add a Bill Payer Service component for even more customer convenience.

        Another way we meet the demand for electronic products is through our Commercial Cash Management Services, including ACH, Electronic Wire Transfer, Federal Tax Payments, and Real Time Cash Position. Through the use of these electronic services, the need for paper transactions is eliminated, saving both the bank and the customer time and money.

         Early in 2004, we added the Business Visa Check Card to our product menu. It brings a new level of convenience to small business customers. The card provides an easy way for a business to get cash or pay for supplies, eliminating the need for cash advances, petty cash, or expense reimbursements.

        Small business is one of the most important markets we serve, and we are pleased to meet their demand for electronic services.

Mortgage Loan Services
         Mortgage loans are a vital line of business for the bank. Not only does this business contribute to our bottom line, but it helps us build customer relationships from the point of home purchase. Because of its importance to the bank’s success, we have allocated resources to ensure that we have the products and the staffing to effectively promote mortgage loans in all the markets we serve.

        During 2003, we added two mortgage loan originators to our staff. Nicolle Gainey is based in the North Myrtle Beach office and Michelle Wilson works at our Hilton Head Island office. Together with Jolene McCune, who is based at the bank’s Surfside Beach office, they position the bank well to grow this line of business.

Active, Involved Board of Directors
        Beach First is fortunate to have a strong board that is firmly committed to the bank and its goals. The board is active in strategic planning for the bank, working closely with our executive management to chart the bank’s course. This level of commitment speaks well to the talent and expertise that exists on our board.

        In spring 2003, Tom Fulmer was named a director. Tom has lived in North Myrtle Beach for 20 years and, prior to founding Beachcomber Realty, worked for nearly 15 years as a banker. We are proud to add his wise counsel and experience to our board.

        During 2003, we further strengthened our ties to our communities by forming business development boards for the North Strand, South Strand, and Hilton Head Island markets. Members perform a vital role, representing the bank in the community, providing guidance to bank management, and assisting in business development. These talented men and women are a valuable asset to Beach First, and we are glad to have them on our team.

Updated Investor Relations Website
        We recently upgraded the Investor Relations area of our website to provide you with better access to company news and financial data as well as industry information including market share data and peer analysis. For more details, visit beachfirst.com, and click on the “Investor Relations” tab.

At Work and In Our Community
        As a “Family Friendly” employer, Beach First encourages its employees to grow in their jobs through additional education and training. Coursework may include classes from the American Institute of Banking, or other banking schools. In 2003, Marc McDowell, vice president and regional manager for North Myrtle Beach, completed the Graduate School of Banking at Louisiana State University. Sandra Gore, customer service representative at North Myrtle Beach, completed the second year of the three-year South Carolina Bankers School at the University of South Carolina.

        Several other employees were honored during the year for their efforts in community or professional organizations. Nancy Russell, our human resource manager, was named Human Resource Professional of the Year by the Coastal Organization of Human Resources, while Ann Marion, assistant vice president and manager of our Surfside Beach office, was named Rotarian of the Year by the Murrells Inlet Rotary Club. Jolene McCune, mortgage banking officer at the Surfside Beach office, received the Distinguished Service Award from the Grand Strand Mortgage Lenders Association. We applaud their efforts.

         As you will see in the next pages of this Report, our commitment to the communities we serve has never been stronger. From providing sponsorship funds for community programming to producing a Children’s Art Calendar and hosting the Second Annual Holiday Sand Sculpture Contest, Beach First is deeply committed to the markets it serves. I encourage you to read the next few pages to learn more about our involvement in many fine causes and organizations.

A Vibrant Future
        Signs in 2004 seem pointed towards economic recovery. Along with these positive economic indicators, we are located in some of the fastest growing areas of the state. Together, this is good news for our community, for our customers and shareholders, and for our bank. We look forward to a bright future and thank you for your continued investment in Beach First.

/s/ Walter E. Standish, III
Walter E. Standish, III
President and Chief Executive Officer

Beach First Cares for Our Communities

The dictionary defines community as “people living in one locale.” In reality, it is much, much more than that. In a community, people work together for common interests and goals.

Whether it’s to ensure that a homebound senior citizen has a hot meal or a domestic abuse victim has shelter, people will rise to meet the need and a true community is born.

At Beach First, we strive to support our communities every day. In helping businesses grow and expand or in showing young families how to save for the future, the bank provides important services, day in and day out.

But that’s just one way Beach First makes a difference. We provide financial contributions to charitable causes throughout the year, and our people give generously of their time, their money, and their creativity, all to help others.

We are grateful to the many organizations and countless volunteers who work so tirelessly to improve the quality of life for all of us. Throughout the next few pages, we pay tribute to several of these volunteer activities. These stories show that life as a community bank is about more than loans and deposits. It’s about being there when you are needed.

Coaching Job a Natural for Banker

        Twenty years ago, a young boy named Marc McDowell played Dixie Youth Baseball at Heniford Field in Loris, South Carolina. Under the tutelage of volunteer coaches, he learned the finer points of hitting, fielding, and game strategy, along with teamwork and sportsmanship, from people who loved the game.

        Today, the young boy is grown and coaching his own Dixie Youth team at the North Myrtle Beach Recreation Center. Together with boyhood friend and fellow coach Brent Norris, he imparts his love and knowledge of the game to his team of youngsters each year.

        The season starts with the formation of teams at the end of March, and practice begins in earnest in April. The league fields four to six teams each year, with each team playing a 16-game schedule over the course of eight weeks. When combined with practice three times a week, the coaches and the players alike make a substantial commitment of time to the game.

        The bank supports McDowell’s efforts by sponsoring a team each year. The players proudly sport the colors and emblem of the Chicago Cubs – McDowell’s favorite team – along with the Beach First name.

        Neither McDowell nor Norris has children on the team – they participate simply because they love the game. McDowell remembers fun of playing baseball as a 12-year-old and now gets to relive those years through coaching.

        McDowell said, “It’s great to get to know the kids on all the teams, and watch their skills develop as the season progresses. Plus, the families get to know each other and each game becomes a social occasion for everyone involved. There’s no better way to spend your spring evenings than in the company of families, playing baseball.”

(photo omitted)
        Coach McDowell (back row, left) and the North Myrtle Beach Cubs pose for a photo last season.

Cellular Angels on Call

        Can an old cell phone have a second life as a guardian angel?

        For victims of domestic abuse in the Hilton Head Island area, it can become that and much more – a virtual lifeline in an emergency.

        Thanks to Leadership Hilton Head/Bluffton, working in coordination with Citizens Opposed to Domestic Abuse (CODA), the phones are well on their way to providing that lifeline. Paul Walter, Beach First vice president and regional manager for the bank’s Hilton Head operations, is a member of the Leadership 2004 Class, and serves on the team developing this project.

        He said, “Leadership Hilton Head/Bluffton provides an in-depth view of our community – from its history and structure to its economic and charitable needs. Our class chose to assist CODA because domestic abuse is often an overlooked and misunderstood problem that can be found in families at all socio-economic levels.”

        Called “Cellular Angels,” the program starts by collecting aging cell phones and sending them to The Wireless Foundation, a Washington, DC-based non-profit group. The foundation, a leader in philanthropic projects involving wireless technology, reprograms the phones to speed dial 911 and returns them to CODA and other domestic violence programs. The phones are then given to survivors of domestic abuse, who are instructed to keep them in a secret location, away from their abusers, but easy enough to access when needed.

        Some of the phones may be programmed to allow additional local calls and messages – providing yet another lifeline to survivors as they rebuild their lives. Many are looking for housing or employment and can use these cell phones for vital communications.

        CODA executive director Bonnie Lawrance said, “Leadership Hilton Head/Bluffton really gave this project life and momentum. Cellular Angels is a large undertaking requiring a team effort. As a non-profit organization, our staffing levels are lean, and we needed a lot of help to get this project moving. Leadership Hilton Head/Bluffton stepped right up, arranging and staffing collection sites, working with donors, creating permanent collection locations, and generating publicity for the program. The permanent cell phone collection boxes that are planned will be an important legacy contributing to the safety of women and children in our area.”

        Another Hilton Head Island group assisting CODA is the Zonta Club of Hilton Head Island. Beach First mortgage vice president Michelle Wilson is an active member of this women’s service organization. Zonta has assisted CODA by collecting and supplying toiletries, which are needed when victims of domestic abuse are displaced from their homes, as well serving as a major contributor to CODA’s community-wide educational efforts in years past.

    (photo omitted) Paul Walter put the finishing touches on one of the many collection boxes needed for the Cellular Angels project. The boxes will be placed in strategic locations during 2004.

    (photo omitted) A reprogrammed cell phone can provide a lifeline for a survivor of abuse.

Revitalizing a City’s Core

        For commercial lender Julien Springs, his volunteer role with the Myrtle Beach Downtown Redevelopment Corporation (DRC) is a natural extension of his work at Beach First.

        A member of the DRC’s board of directors since 2001, Springs was instrumental in creating a low interest loan program for the 11th Avenue Streetscape Project, recruiting area banks to participate. This project was implemented in 2003 and continues to provide funds for facade improvements along 11th Avenue North, now known as Mr. Joe White Avenue as well as Ocean Boulevard. Springs is also involved in other DRC projects now underway.

        The DRC’s task is complex – to somehow balance the new attractions and growth the city has experienced, with an attractive and robust downtown. This core region is defined as the area from 6th Avenue South to 16th Avenue North and from the Atlantic Ocean to Kings Highway, Oak Street and Broadway. The goal is to create a contemporary identity for the downtown based on its unique history and proximity to the ocean. The downtown is also home to Beach First’s headquarters at the corner of 16th Avenue North and Oak Street.

        The DRC has made much progress in recent years, completing the Streetscape Project, the ocean front park where Mr. Joe White Avenue meets Ocean Boulevard, and gateway entrances from Kings Highway, U.S. 501, and 10th Avenue North, complete with traffic, landscape, and median improvements.

        A Myrtle Beach native, Springs spent a lot of time as a child in the area he is now helping to revitalize. He said, “A revitalized downtown is good for the businesses and residents of the area, along with the greater Myrtle Beach community. The DRC’s efforts have improved appearances and helped the business climate in this part of the city. A successful Myrtle Beach needs all of its components to work together to create a pleasing entity.”

        David Sebok, executive director of the DRC, said, “Julien led the charge in setting up the loan program for the Streetscape Project. Without his leadership, I feel sure that this project would not have been the success it is. He brings a strong business acumen and commitment to community to everything he does as a board member.”

        It’s clear from the progress being made that Springs’ work for the DRC is the perfect marriage of his banking skills with his love and care for his hometown.

(photo omitted) The 14th Avenue Stormwater Project replaces the on beach pipes currently used for stormwater drainage with a large, underground pipe that is more environmentally friendly, allowing stormwater to drain far out to sea. From left to right are: David Sebok, Julien Springs, Bert Anderson, Tom Neudeck, construction manager, and Leigh Meese. Anderson and Meese, both members of Beach First’s board of directors, also serve on the DRC board.

(photo omitted) Jonathan Staton, the owner of Dagwood’s Deli (left), stands with Julien Springs. The exterior renovations at Dagwood’s were part of the Mr. Joe White Avenue Streetscape Project.

A Stitch in Time Helps the Girl Scouts

        When fledgling Girl Scout Troop #57 from the Popular section of North Myrtle Beach needed new uniforms, Sandra Gore was there. A talented seamstress and customer service representative at the bank’s North Myrtle Beach office, Gore quickly put needle and thread to fabric, getting the 14 troop members outfitted in time for their first cookie sale in February 2003. Her timing couldn’t have been better because the money raised from the cookie sales funds the girls’ charitable activities throughout the year.

        Gore’s banking background has come in handy, too. Periodically, she is called on to provide information about various topics, including managing finances, saving money, and working with a budget. With the “real world” just a few short years away for Troop 57, these are very important topics and Gore is glad to help.

        Gore said, “I became involved with the Girl Scouts through my friends, Rhonda Bennett and Sheila Ford, because they needed some help with the new troop they were forming. I was glad to put both my sewing skills and banking knowledge to good use!"

        Bennett is the troop’s leader and Ford, its co-leader. Both were Girl Scouts in their youth and knew first hand the importance of having consistent role models. Bennett said, “Through scouting, the girls learn how to give of themselves to help others, whether it’s visiting nursing home residents or fixing gift bags for holiday celebrations. In Sandra, they see someone who is there when you need her, sharing her talents and her time to benefit others. Through her positive example, the girls learn lessons that will guide them throughout their lives.”

(photo omitted) Sandra Gore, left, fits a uniform for Jasmine Bennett, a member of Troop 57.

(photo omitted) Sandra Gore discusses the value of savings and planning with members of Troop 57.

These four stories show just some of the ways that Beach First and its employees are involved in community and charitable endeavors. The bank also produces an annual children’s art calendar to showcase the talents of students in four schools in our markets, sponsors a Family Holiday Sand Sculpture Contest along the Grand Strand, and supports the Hargray Summer Concert Series on Hilton Head Island. And there are numerous other sponsorships and donations throughout the year along with memberships in service organizations and other groups. The bank will always be an active and enthusiastic supporter of all the communities it serves.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is our discussion and analysis of certain significant factors that have affected our financial position and operating results and those of our subsidiary, Beach First National Bank, during the periods included in the accompanying financial statements. This commentary should be read in conjunction with the financial statements and the related notes and the other statistical information included in this report.

This report contains “forward-looking statements” relating to, without limitation, future economic performance, plans and objectives of management for future operations, and projections of revenues and other financial items that are based on the beliefs of management, as well as assumptions made by and information currently available to management. The words “may,” “will,” “anticipate,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “may,” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward-looking statements. Our actual results may differ materially from the results discussed in the forward-looking statements, and our operating performance each quarter is subject to various risks and uncertainties that are discussed in detail in our filings with the Securities and Exchange Commission, including, without limitation:

o	significant increases in competitive pressure in the banking and financial services industries;

o	changes in the interest rate environment which could reduce anticipated or actual margins;

o	changes in political conditions or the legislative or regulatory environment;

o	general economic conditions, either nationally or regionally and especially in primary service area, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;

o	changes occurring in business conditions and inflation;

o	changes in technology;

o	the level of allowance for loan loss;

o	the rate of delinquencies and amounts of charge-offs;

o	the rates of loan growth;

o	adverse changes in asset quality and resulting credit risk-related losses and expenses;

o	changes in monetary and tax policies;

o	changes in the securities markets; and

o	other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

Overview

        We commenced operations on September 23, 1996 and completed our seventh full year of operations on December 31, 2003. From the outset, we have focused on serving the banking needs of small businesses and individuals, and we have emphasized our local management and ownership.

        Walt Standish, our president and chief executive officer, completed his fourth year as president at December 31, 2003. Under Mr. Standish’s leadership, we are continuing to grow in our service markets. Our total assets have increased to $165.1 million at December 31, 2003, a 39.4% increase since December 31, 2002, and our net income was $1,008,931 for the year ended December 31, 2003, an increase of $301,660, or 42.7%, over the same period in 2002. We accomplished our first quarterly profit in the second quarter of 1999, and in 2001 our performance resulted in the first cumulative year of profitability.

        We currently operate from four different banking locations. In addition to the main office in Myrtle Beach, we have added three additional branches. We opened our Surfside Branch in June 2001. In November 2002, we opened an office in North Myrtle Beach and in February 2003, we opened an office in Hilton Head Island. All of our branches are full service.

                The following table sets forth selected measures of our financial performance for the periods indicated:

	Years Ended December 31,
	2003	2002	2001	2000
Total Revenues (1)	$7,000,178	$5,021,421	$3,405,568	$2,477,321
Net Income	1,008,931	707,271	459,294	230,723
Total Assets	165,093,036	118,408,825	80,784,815	63,770,016
Total Loans	135,612,193	93,300,352	63,203,643	45,622,155
Total Deposits	138,099,566	99,866,037	67,132,968	56,726,511
Retained Earnings (Deficit)	$1,718,321	$709,390	$2,119	$(457,175)

                (1)     Total revenues equals net interest income plus total noninterest income.

Critical accounting policies

        We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements. Our significant accounting policies are described in Note 1 of the notes to consolidated financial statements.

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

        We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to the section entitled “Provision and Allowance for Loan Losses” for a detailed description of our estimation process and methodology related to the allowance for loan losses.

Analysis of the Fiscal Years Ended December 31, 2001 and 2002 and 2003

        The following discussion describes our results of operations for 2003 as compared to 2002 and 2002 compared to 2001 and also analyzes our financial condition as of December 31, 2003 as compared to December 31, 2002. Like most community banks, we derive most of our income from interest we receive on our loans and investments. Our primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities.

        We have included a number of tables to assist in our description of these measures. For example, the “Average Balances, Income and Expenses, and Rates” table shows the average balance during 2003 and 2002 of each category of our assets and liabilities, as well as the yield we earned or the rate we paid with respect to each category. A review of this table shows that our loans typically provide higher interest yields than do other types of interest earning assets, which is why we intend to channel a substantial percentage of our earning assets into our loan portfolio. Similarly, the “Analysis of Changes in Net Interest Income” table helps demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the years shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included a “Interest Sensitivity Analysis Table” to help explain this. Finally, we have included a number of tables that provide detail about our investment securities, our loans, our deposits and other borrowings.

        Of course, there are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. In the “Loans and Allowance for Loan Losses” sections we have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses and the allocation of this allowance among our various categories of loans.

        In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers. We describe the various components of this noninterest income, as well as our noninterest expense, in the “Noninterest Income and Expense” section.

        The following discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information also included in this report.

Earnings Review

    Overview. For the year ended December 31, 2003, our net income was $1,008,931, or $.77 basic net income per common share, as compared to $707,271, or $.54 basic net income per common share, for the year ended December 31, 2002, and $459,294, or $0.46 basic net income per common share, for the year ended December 31, 2001. The improvement in net income in 2003 reflects our growth, with average earning assets increasing 51.7% to $133.4 million during 2003 from $88.0 million during the same period of 2002. Return on average assets and return on average shareholders’ equity are key measures of earnings performance. Return on average assets for 2003 was 0.70% compared to 0.75% in 2002 and 0.62% in 2001. Return on average shareholders’ equity for 2003 was 7.05% verses 5.24% in 2002 and 3.97% in 2001. Our equity to assets ratio was 9.01% in 2003, 11.67% in 2002 and 16.23% in 2001.

        We had total assets of $165.1 million at December 31, 2003, an increase of 39.4% from $118.4 million at December 31, 2002. Our total deposits increased to $138.1 million at December 31, 2003, up 38.3% from $99.9 million at December 31, 2002.

Net Interest Income

    General. Our primary source of revenue is net interest income, which represents the difference between the income on interest-earning assets and expense on interest-bearing liabilities. Our net interest income increased $1.7 million, or 40.2%, to $6.0 million in 2003 from $4.3 million in 2002. Net interest income increased $1.3 million in 2002 from $3.0 million in 2001. The increase in net interest income was due primarily to the growth of our bank, as reflected in an increase in our average earning assets. Average earning assets increased to $133.4 million during 2003, a 51.7% increase from $88.0 million in 2002, which was a 26.3% increase from $69.6 million in 2001.

        Net interest spread, the difference between the rate we earn on interest-earning assets and the rate we pay on interest-bearing liabilities, was 4.12% for the year ended December 31, 2003, compared to 4.13% for the year ended December 31, 2002 and 3.03% for the year ended December 31, 2001. Our net interest margin, which is net interest income divided by average interest-earning assets, was 4.51% for the year ended December 31, 2003, 4.88% for the year ended December 31, 2002, and 4.34% for the year ended December 31, 2001. The decrease in the net interest margin can be attributed to the decline in interest rates that began in late November 2002 and continued to historically low levels during 2003. Even though our average rates on earning assets fell from the 2002 levels, we were able to mitigate the decline by further reducing our rates paid on our deposits.

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

                                                 Average Balances, Income and Expenses, and Rates

	For the year ended			For the year ended			For the year ended
	December 31, 2003			December 31, 2002			December 31, 2001
	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
Federal funds sold
and short term investments	$4,786,035	$49,637	1.04%	$4,519,786	$73,206	1.62%	$6,538,716	$242,601	3,71%
Investment securities	12,187,267	519,128	4.26%	7,603,198	413,289	5.44%	7,008,278	446,585	6.37%
Loans (1)	116,469,211	7,927,496	6.81%	75,837,003	5,898,801	7.78%	56,097,384	5,040,259	8.98%

Total earning assets	$133,442,513	$8,496,261	6.37%	$87,959,987	$6,385,296	7.26%	$69,644,378	$5,729,445	8.23%

Interest-bearing deposits
IBCA	$4,868,675	$22,012	0.45%	$3,903,291	$19,982	0.51%	2,960,275	58,315	1.97%
MMA	22,440,206	315,249	1.40%	21,519,407	490,095	2.28%	9,930,303	443,670	4.47%
Savings	3,073,608	25,204	0.82%	3,211,338	38,414	1.20%	3,127,306	95,716	3.06%
CD's <$100,000	38,409,656	1,034,572	2.69%	17,036,416	741,659	4.35%	20,837,943	1,236,173	5.93%
CD's >$100,000	29,885,297	736,175	2.46%	15,581,654	539,547	3.46%	11,602,589	645,489	5.56%
IRA	3,793,667	133,665	3.52%	3,652,567	194,056	5.31%	3,338,666	212,488	6.36%

Total interest-bearing
deposits	$102,471,109	$2,266,877	2.21%	$64,904,673	$2,023,753	3.12%	$51,797,082	$2,691,850	5.20%

Other borrowings	7,676,230	216,040	2.81%	1,948,663	71,746	3.68%	217,926	13,140	6.03%

Total interest-
bearing liabilities	$110,147,339	$2,482,917	2.25%	$66,853,336	$2,095,499	3.13%	$52,015,008	$2,704,990	5.20%

Net interest spread			4.12%			4.13%			3.03%
Net interest income/margin		$6,013,344	4.51%		$4,289,797	4.88%		$3,024,455	4.34%

(1)     The effect of loans in nonaccrual status and fees collected is not significant to the computations. All loans and deposits are domestic.

        Analysis of Changes in Net Interest Income. The following tables set forth the impact of the varying levels of earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented. The change in net interest income is primarily due to the increases in volume of both loans and deposits and changes in average rates.

Analysis of Changes in Net Interest Income

	For the year ended December 31,			For the year ended December 31,
	2003 versus 2002			2002 versus 2001
	Volume (1)	Rate (1)	Net change	Volume (1)	Rate (1)	Net change
Federal funds sold and short
term investments	$2,761	$(26,330)	$(23,569)	$(32,770)	$(136,625)	$(169,395)
Investment securities	195,263	(89,424)	105,839	32,338	(65,634)	(33,296)
Loans	2,765,638	(736,943)	2,028,995	1,535,399	(676,857)	858,542

Total earning assets	2,963,662	(852,697)	2,111,265	1,534,967	(879,116)	655,851
Interest-bearing deposits	831,048	(587,926)	243,122	408,700	(1,076,797)	(668,097)
Other borrowings	161,197	(16,903)	144,294	63,722	(5,116)	58,606

Total interest-bearing
liabilities	992,245	(604,829)	387,416	472,422	(1,081,913)	(609,491)

Net interest income	$1,971,417	$(247,868)	$1,723,849	$1,062,545	$202,797	$1,265,342

    (1)     Volume-rate changes have been allocated to each category proportionately based on the to the computations.

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

        One monitoring technique we employ is the measurement of our interest rate sensitivity “gap,” which is the difference between the amount of interest-earning assets and interest-bearing liabilities that mature or may reprice within a given period of time. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and it is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. We generally would benefit from increasing market interest rates when we have an asset-sensitive, or a positive, interest rate gap and we would generally benefit from decreasing market interest rates when we have liability-sensitive, or a negative, interest rate gap. When measured on a “gap” basis, we are asset-sensitive over the cumulative one-year time frame as of December 31, 2003. However, gap analysis is not a precise indicator of our interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but we believe those rates are significantly less interest-sensitive than market-based rates such as those paid on non-core deposits.

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

        The following table summarizes the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2003 that are expected to mature, prepay, or reprice in each of the future time periods shown. Except as stated in the following tables, we determined the amount of assets or liabilities that mature or reprice during a particular period in accordance with the contractual terms of the asset or liability. We included adjustable rate loans in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and we included fixed rate loans in the periods in which we anticipate they will be repaid based on scheduled maturities. We included our savings accounts and interest-bearing demand accounts (interest bearing checking and money market deposit accounts), which are generally subject to immediate withdrawal, in the “Three Months or Less” category, although our historical experience has proven these deposits to be more stable over the course of a year.

	Interest Sensitivity Analysis

	December 31, 2003
	Within three	After three but	After one but
	months	within twelve months	within five years	After five years	Total
Assets
Earning assets:
Federal funds sold and short
term investments	$4,598,520	$-	$-	$-	$4,598,520
Investments, including FHLB & FRB	1,218,929	723,971	985,782	9,873,392	12,802,074
Total loans (1)	52,667,118	17,902,369	56,268,633	8,407,747	135,245,867

Total earning assets	$58,484,567	$18,626,340	$57,254,415	$18,281,139	$152,646,461

Liabilities
Interest-bearing liabilities
Money market and interest checking	$27,099,075	$-	$-	$-	$27,099,075
Regular savings deposits	2,777,278	-	-	-	2,777,278
Time deposits < $100,000	14,282,648	26,397,692	8,308,641	-	48,988,981
> $100,000	13,797,061	16,320,907	5,662,139	-	35,780,107
Other borrowings	-	-	11,500,000	-	11,500,000

Total interest-bearing liabilities	$57,956,062	$42,718,599	$25,470,780	$-	$126,145,441

Period gap	$528,505	$(24,092,259)	$31,931,963	$18,281,139	$26,501,020
Cumulative gap	$528,505	$(23,563,754)	$8,219,881	$26,501,020	$53,002,040
Ratio of cumulative gap to total
earning assets	0.35%	(15.44)%	5.38%	17.36%

    (1)        Non-accrual loans in the amount of $366,326 are not included in the above table.

Allowance for Loan Losses

        The adequacy of the allowance is analyzed on a quarterly basis. For purposes of this analysis, adequacy is defined as a level of reserves sufficient to absorb probable losses inherent in the portfolio. The methodology employed for this analysis considers historical loan loss experience, the results of loan reviews, current economic conditions, and other qualitative and quantitative factors that warrant current consideration in determining an adequate allowance.

        The evaluation of the allowance is segregated into general allocations and specific allocations. For general allocations, the portfolio is segregated into risk-similar segments for which historical loss ratios are calculated and adjusted for identified trends or changes in current portfolio characteristics. Historical loss ratios are calculated by product type for consumer loans (installment and revolving), mortgage loans, and commercial loans and may be adjusted for other risk factors. To allow for modeling error, a range of probable loss ratios is then derived for each segment. The resulting percentages are then applied to the dollar amounts of the loans in each segment to arrive at each segment’s range of probable loss levels.

        Certain nonperforming loans are individually assessed for impairment under SFAS 114 and assigned specific allocations. Other identified high-risk loans or credit relationships based on internal risk ratings are also individually assessed and assigned specific allocations.

        The general allocation also includes a component for probable losses inherent in the portfolio, based on management’s analysis that is not fully captured elsewhere in the allowance. This component serves to address the inherent estimation and imprecision risk in the methodology as well as address management’s evaluation of various factors or conditions not otherwise directly measured in the evaluation of the general and specific allocations. Such factors or conditions may include evaluation of current general economic and business conditions; geographic, collateral, or other concentrations; system, procedural, policy, or underwriting changes; experience of lending staff; entry into new markets or new product offerings; and results from internal and external portfolio examinations.

        The allocation of the allowance to the respective loan segments is an approximation and not necessarily indicative of future losses or future allocations. The entire allowance is available to absorb losses occurring in the overall loan portfolio.

        Assessing the adequacy of the allowance is a process that requires considerable judgment. Management’s methodology and judgments are based on the information currently available and includes numerous assumptions about current events, which we believe to be reasonable, but which may or may not be valid. Thus, there can be no assurance that loan losses in future periods will not exceed the current allowance amount or that future increases in the allowance will not be required. No assurance can be given that management’s ongoing evaluation of the loan portfolio in light of changing economic conditions and other relevant circumstances will not require significant future additions to the allowance, thus adversely affecting the operating results of the Company. Management believes that the current level of the allowance for loan losses is presently adequate considering the composition of the loan portfolio, the portfolio’s loss experience, delinquency trends, current regional and local economic conditions and other factors.

        The allowance is also subject to examination and adequacy testing by regulatory agencies, which may consider such factors as the methodology used to determine adequacy and the size of the allowance relative to that of peer institutions, and other adequacy tests. In addition, such regulatory agencies could require the Company to adjust the allowance based on information available to them at the time of their examination.

        At December 31, 2003, our allowance for loan losses was $1,760,481, or 1.30% of total outstanding loans, compared to an allowance for loans losses of $1,275,778, or 1.37% of outstanding loans, at December 31, 2002, and $851,222, or 1.35% at December 31, 2001.

Provision for loan losses

        As a result of growth in loans receivable, the company’s provision for loan losses was $713,000 for 2003, $539,000 for 2002 and $467,000 for 2001. The allowance for loan losses as a percentage of total loans was 1.30% at December 31, 2003, 1.37% at 2002 and 1.35% at 2001. Loans delinquent 90 days or more were 0.11% of total loans at December 31, 2003 compared to 0.05% at December 31, 2002 and 0.16% at December 31, 2001. The allowance for loan losses was 1,187% of loans delinquent more than 90 days at December 31, 2003 and 2,669% at December 31, 2002 compared to 973% for December 31, 2001. Management believes that the current level of the allowance for loan losses is adequate considering the composition of the loan portfolio, the portfolio’s loss experience, delinquency trends, current regional and local economic conditions and other factors. Also see “Nonperforming Assets” and “Allowance for Loan Losses.”

Non performing Assets

        We discontinue accrual of interest on a loan when we conclude it is doubtful that we will be able to collect interest from the borrower. We reach this conclusion by taking into account factors such as the borrower’s financial condition, economic and business conditions, and the results of our previous collection efforts. Generally, we will place a delinquent loan in nonaccrual status when the loan becomes 90 days or more past due. When we place a loan in nonaccrual status, we reverse all interest which has been accrued on the loan but remains unpaid and we deduct this interest from earnings as a reduction of reported interest income. We do not accrue any additional interest on the loan balance until we conclude the collection of both principal and interest is reasonably certain. At December 31, 2003, there were no loans accruing interest which were 90 days or more past due, and we did not have any restructured loans.

        We had three nonaccruing loans totaling $366,326 at December 31, 2003. One loan in the amount of $168,148 is a commercial loan secured by a first mortgage, one commercial loan in the amount of $148,328 secured by an assignment of a lease, and a commercial loan in the amount of $49,850 secured by a piece of construction equipment. We had one nonaccruing loan totaling $46,388 at December 31, 2002. Interest income that would have been received for the year ended December 31, 2003 had nonaccruing loans been current in accordance with their original terms amounted to $19,720.

        We do not include loans that are current as to principal and interest in our nonperforming assets categories. However, we will still classify a current loan as a potential problem loan if we develop serious doubts about the borrower’s future performance under the terms of the loan contract. We consider the level of potential problem loans in our determination of the adequacy of the allowance for loan losses. At December 31, 2002 and 2001, we did not have any loans we considered to be potential problem loans. At December 31, 2003, we had classified loans totaling $2,061,145 that we have classified substandard and have made a specific allocation in the allowance for loan losses. The following table sets forth certain information with respect to our allowance for loan losses and the composition of charge-offs and recoveries for the years ended December 31, 2003, 2002 and 2001.

Allowance for Loan Losses
(Dollars in Thousands)

	December 31,
	2003	2002	2001
Average loans outstanding	$116,469	$75,837	$56,097
Loans outstanding at period end	$135,612	$93,300	$63,204

Total nonperforming loans	366	86	107

Beginning balance of allowance	$1,276	$851	$569
Loans charged off:
Real Estate	62	-	112
Commercial	184	104	46
Consumer	2	12	32

Total loans charged off:	248	116	190
Recoveries:
Real Estate	18	1	5
Commercial	-	-	-
Consumer	1	-	-

Total recoveries:	19	1	5

Net loans charged off	229	115	185
Provision for loan losses	713	539	467

Balance at period end	$1,760	$1,276	$851

Net charge-offs to average loans	0.20%	0.15%	0.33%
Allowance as a percent of total loans	1.30%	1.37%	1.35%
Nonperforming loans as a percentage of total loans	0.27%	0.09%	0.17%
Nonperforming loans as a percentage of allowance	20.80%	6.74%	12.61%
Ratio of net charge-offs to average total loans
outstanding during the period	0.20%	0.15%	0.33%

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

		Allocation of the Allowance for Loan Losses
			As of December 31,
	2003		2002		2001
Commercial	$400,847	22.8%	$334,994	26.3%	$180,750	21.2%
Real Estate Construction	105,680	6.0%	47,606	3.7%	31,859	3.7%
Real Estate Mortgage	1,162,376	66.0%	787,863	61.8%	552,228	64.9%
Consumer	91,578	5.2%	105,314	8.3%	86,384	10.1%

Total allowance for
loan losses	$1,760,481	100.0%	$1,275,778	100.0%	$851,222	100.0%

      Noninterest Income and Expense

        Noninterest Income. Noninterest income increased to $986,834 for the year ended December 31, 2003, up 34.9% from $731,624 for the year ended December 31, 2002. Noninterest income increased 92% from $381,112 in 2001. Service fees on deposit accounts, the largest component of noninterest income, increased 16.8% to $490,694 in 2003 from $420,128 in 2002. Service fee income increased $124,504, or 42.1%, in 2002 from $295,624 in 2001. Service fees on deposit accounts increased due to the growth in the number of deposit accounts and increased fee-related activities of customers. The net gain on the sale of investment securities was $134,530 for 2003 and $977 in 2002. The bank purchased bank owned life insurance in mid-2002 and income from cash value life insurance was $161,544 in 2003 compared to $80,222 in 2002. Other income increased 50.0% to $200,066 in 2003 from $133,411 in 2002, and increased 56.1% from $85,488 in 2001. Other income increased due to fees collected in the origination of mortgage loans and the increase in electronic transactions on debit cards.

        Noninterest Expense. Total noninterest expense increased to $4.7 million for the year ended December 31, 2003 from $3.4 million for 2002, and from $2.4 million for the year ended December 31, 2001. The increase in noninterest expense reflects an increase in most expense categories as a result of our growth to $165.0 million in total assets at the end of 2003 from $118.4 million at the end of 2002, up from $80.8 million for the year ended December 31, 2001. Salary and wages expense totaled $2.1 million in 2003, $1.5 million in 2002, and $1.1 million in 2001. Employee benefits were $400,579 in 2003, $275,694 in 2002, and $190,076 in 2001. We had 46 full-time employees at the end of 2003, an increase of 5 from the end of 2002 and an increase of 16 from the end of 2001. Staffing increases are primarily due to the opening of new branch offices in Surfside Beach, SC during the second quarter of 2001, in North Myrtle Beach, SC during the fourth quarter of 2002, and in the Hilton Head Island office during the fourth quarter of 2002. In 2003, we also hired two mortgage originators, one to serve the North Strand and one to serve in Hilton Head Island.

        Advertising and public relations expenses continue to be a major expense item as we develop our presence in North Myrtle Beach and Hilton Head Island. In 2003 advertising and public relations expense increased $51,061 to $168,138 from $117,077 in 2002 and $81,605 in 2001. Depreciation and amortization increased to $428,609 from $320,590 in 2002 and $233,449 in 2001. Increases are the primary result of the first full year depreciation and amortization from our expansion of branch offices since 2001. Occupancy costs for the year ended December 31, 2003 were $362,202, compared to $239,774 in 2002 and $121,114 in 2001. These annual increases are the result of branch expansion that occurred during these periods.

        Data processing fees increased in 2003 to $308,568 from $215,397 in 2002 and $156,422 in 2001. In October 2001, the bank converted to a new data processing vendor, reducing our account processing costs; however, additional features and functions were added to provide efficiency and competitive advantages. In addition, the volume of loan and deposit accounts and associated transaction activity has increased, thus increasing our data processing costs.

        We experienced an increase in other operating expenses to $703,317 in 2003, from $483,988 in 2002 and from $344,052 in 2001, principally as a result of an increase in operating expenses related to the new branch offices opened during these periods, along with other expenses associated with the expansion of loans and deposits. Specifically, armored car and courier expenses increased $23,011, travel and entertainment increased $36,141, debit card and ATM card expenses increased $36,917, totaling $96,069 of the total increase of $219,329. Expenses related to the bank owned life insurance increased $11,356.

        Income Taxes. Total income tax expense included in the Consolidated Statements of Income was $589,643 in 2003, $419,220 in 2002 and $75,517 in 2001. Our effective tax rates were 37%, 37% and 14%, respectively. Our effective tax rate was lower in 2001 primarily because of the valuation of a loss carry forward that resulted in a tax valuation allowance in the amount of $112,279.

Financial Condition

    Loans. Loans are our largest component of earning assets and typically provide higher yields than our other types of earning assets. At December 31, 2003, loans represented 87.3% of average earning assets, representing an increase over the 86.2% that they represented at the end of 2002. At December 31, 2003, net loans (gross loans less the allowance for loan losses) totaled $133.9 million, an increase of $41.8 million, or 45.5%, from December 31, 2002. Average gross loans increased 53.6% from $75.9 million with a yield of 7.78% in 2002, to $116.7 million with a yield of 6.81% in 2003. Average gross loans increased from $56.1 million with a yield of 8.98% in 2001. The decrease in yield on loans during these periods is due to the declining interest rate environment. Associated with the higher loan yields are the inherent credit and liquidity risks which we attempt to control and counterbalance. The interest rates we charge on loans vary with the degree of risk and the maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulations also influence interest rates.

        Mortgage loans constitute the principal component of our loan portfolio. Mortgage loans represented 66.3% and 61.7% of our portfolio at year end 2003 and 2002, respectively.

        In the context of this discussion, a “real estate mortgage loan” is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. Most of our real estate loans are secured by residential or commercial property. We follow the common practice of financial institutions in our area of obtaining a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component. Generally, we limit our loan-to-value ratio to 80%. We attempt to maintain a relatively diversified loan portfolio to help reduce the risk inherent in concentrations of collateral.

The following table shows the composition of our loan portfolio by category at December 31, 2003 and 2002.

	Composition of Loan Portfolio
	December 31, 2003		December 31, 2002
	Amount	Percent	Amount	Percent
		of Total		of Total
Commercial	$30,378,266	22.4%	$24,546,654	26.3%
Real estate - construction	8,194,722	6.0%	3,486,356	3.7%
Real estate - mortgage	89,917,977	66.3%	57,569,021	61.7%
Consumer	7,121,228	5.3%	7,698,321	8.3%

Loans, total	135,612,193	100.0%	93,300,352	100.0%

Allowance for loan
losses	(1,760,481)		(1,275,778)

Loans, net	$133,851,712		$92,024,574

        The following tables set forth the maturity distribution, classified according to sensitivity to changes in interest rates, for selected components of our loan portfolio as of December 31, 2003 and 2002. The information in these tables is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of these loans is subject to review and credit approval, as well as modification of terms upon their maturity. Actual repayments of loans may differ from maturities reflected above because borrowers may have the right to prepay obligations with or without prepayment penalties.

Loan Maturity Schedule and Sensitivity to Changes in Interest Rates

December 31, 2003

		After one but within
	One year or less	five years	After five years	Total
Commercial	$14,178,212	$13,531,101	$2,668,953	$30,378,266
Real estate mortgage	23,892,097	53,172,491	13,131,226	90,195,814
Real estate construction	5,886,960	2,307,760	-	8,194,720
Consumer	2,157,272	4,779,071	184,885	7,121,228

Total	$46,114,541	$73,790,423	$15,985,064	$135,890,028

Fixed Interest Rate	$20,296,258	$44,113,071	$-	$64,409,329
Variable Interest Rate	25,818,283	29,677,352	15,985,064	71,480,699

Total	$46,114,541	$73,790,423	$15,985,064	$135,890,028

        Investment Securities. Investment securities at December 31, 2003 and December 31, 2002 averaged $12.2 million, representing 9.1% of average earning assets and $7.6 million, representing 8.6% of average earning assets, respectively. This increase is due to a leveraging of the securities portfolio during 2003. At December 31, 2003, our total portfolio had a book value of $12.1 million, and a market value of $11.9 million, for an unrealized net loss of $221,961. This compares to our market value at December 31, 2002 of $7.6 million, and at December 31, 2001 of $5.7 million.

        At December 31, 2003, short term investments totaled $4.6 million. At December 31, 2002, we had short-term investments of $5.4 million. At December 31, 2001, we had short-term investments of $5.7 million. These funds are generally invested in an earning capacity with maturities of six months or less in federal funds or in U.S. Government Agency and mortgage backed securities.

        Contractual maturities and yields on our investment securities (all available for sale) at December 31, 2003, 2002, and 2001 are set forth on the following tables based on market values. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Investment Securities Maturity Distribution and Yields
December 31, 2003

			After one year but		After five years but
	Less than one year		less than five years		less than ten years		Greater than ten years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U S Govt Agencies	$301,262	3.25%	$1,500,000	2.48%	$504,830	3.55%	$-	-
Mortgage-backed	-	-	-	-	-	-	9,833,943	4.34%
Other	-	-	-	-	-	-	884,000	4.03%

Total	$301,262	3.25%	$1,500,000	2.48%	$504,830	3.55%	$10,717,943	4.31%

Funding Sources

        Deposits and Other Interest-Bearing Liabilities. Average total deposits were $121.7 million in 2003, up 55.4% from $78.3 million in 2002. Average interest-bearing deposits were $102.5 million in 2003, up 57.9% from $64.9 million in 2002. These increases were primarily a result of the continued expansion of the company.

        Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for our loan portfolio and other earning assets. Our core deposits were $102.3 million at December 31, 2003, an increase of 29.7% compared to $78.9 million at December 31, 2002. We expect a stable base of deposits to continue to be our primary source of funding to meet both our short-term and long-term liquidity needs. Core deposits as a percentage of total deposits were approximately 74.1% at December 31, 2003 and 79.0% at December 31, 2002. Our loan-to-deposit ratio was 98.2% at December 31, 2003 versus 93.4% at December 31, 2002. The average loan-to-deposit ratio was 95.7% during 2003, 96.9% during 2002, and 85.4% during 2001.

        The following tables set forth our deposits by category as of December 31, 2003 and 2002.

Deposits

	December 31, 2003		December 31, 2002
		Percent of		Percent of
	Amount	Deposits	Amount	Deposits
Demand deposit accounts	$23,454,124	17.0%	$19,316,292	19.0%
Interest bearing checking	5,024,410	3.6%	4,120,079	4.1%
Money market accounts	22,074,665	16.0%	22,797,243	22.9%
Savings accounts	2,777,278	2.0%	2,935,199	2.9%
Time deposits < $100,000	48,988,981	35.5%	29,810,915	30.0%
Time deposits > $100,000	35,780,107	25.9%	20,886,309	21.1%

Total deposits	$138,099,556	100.0%	$99,866,037	100.0%

Average Balances and Rates

	December 31, 2003		December 31, 2002
	Average	Average	Average	Average
	Balance	Rate Paid	Balance	Rate Paid
Demand deposit accounts	$19,260,918	-%	$13,418,097	-%
Interest bearing checking	4,868,675	0.45	3,903,291	0.51
Money market accounts	22,440,206	1.40	21,519,407	2.28
Savings accounts	3,073,608	0.82	3,211,338	1.20
Time deposits < $100,000	42,203,323	2.77	20,688,983	4.52
Time deposits > $100,000	29,885,297	2.46	15,581,654	3.46

Total deposits	$121,732,027	1.86%	$78,322,770	2.58%

        As of December 31, 2003, time deposits greater than $100,000 that matured within three months were $13.8 million, those within 3-12 months were $21.3 million. Time deposits greater than $100,000 that had a maturity greater than 12 months were $5.7 million, with no maturities greater than five years.

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

    Borrowings. During 2003, we had average short-term borrowings of $7.7 million compared to $1.9 million in average short term borrowings for 2002. Total borrowings outstanding at December 31, 2003, were $11.5 million and $4.0 million at December 31, 2002. Maximum amount outstanding during any month-end period at December 31, 2003 was $11.5 million at an average rate of 2.79% and $4.0 million at an average rate of 3.69% as of December 31, 2002. These funds were obtained from the Federal Home Loan Bank to help fund our loan growth. For more information concerning borrowings from the FHLB, refer to Note 8 of the Notes to the Consolidated Financial Statements.

Capital Standards and Regulatory Matters
        We are subject to various regulatory capital requirements administered by our federal bank regulators. Under these capital guidelines, we must maintain a minimum total risk-based capital ratio of 8%, with at least 4% being Tier 1 capital. In our case, our Tier 1 capital consists of our common shareholders’ equity, although Tier 1 capital could also include other components, such as qualifying perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries. In addition, we must maintain a minimum Tier 1 leverage ratio (Tier 1 capital to total average assets) of at least 4%. To be considered “well-capitalized,” we must maintain total risk-based capital of at least 10%, Tier 1 capital of at least 6%, and a leverage ratio of at least 5%. For further information concerning the Bank’s and the Company’s capital standards, refer to Note 17 of the Notes to the Consolidated Financial Statements.

Liquidity Management
         Our primary sources of liquidity are deposits, scheduled repayments on our loans, and interest on and maturities of our investments. All of our securities have been classified as available for sale. Occasionally, we might sell investment securities in connection with the management of our interest sensitivity gap or to manage cash availability. We may also utilize our cash and due from banks, security repurchase agreements, and federal funds sold to meet liquidity requirements as needed. In addition, we have the ability, on a short-term basis, to purchase federal funds from other financial institutions. Presently, we have made arrangements with commercial banks for short-term unsecured advances of up to $6.8 million. We also are eligible to receive advances from the Federal Home Loan Bank of Atlanta, subject to its approval. At December 31, 2003, the Bank had the ability to borrow an additional $2.7 million from the FHLB secured by a blanket lien on one to four family first mortgage loans. FHLB has approved borrowings up to 15% of the bank’s total assets less advances outstanding. The borrowings are available by pledging collateral and purchasing additional stock in the FHLB. We believe that our liquidity and ability to manage assets will be sufficient to meet our cash requirements over the near term.

Off-Balance Sheet Risk

        Through the operations of our bank, we have made contractual commitments to extend credit in the ordinary course of our business activities. These commitments are legally binding agreements to lend money to our customers at predetermined interest rates for a specified period of time. At December 31, 2003, we had issued commitments to extend credit of $15.5 million through various types of commercial lending arrangements, of which $13.2 million was at variable rates. We evaluate each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

        The commitments expire over the next 36 months. Past experience indicates that many of these commitments to extend credit will expire unused. However, as described in “Liquidity and Asset and Liability Management”, we believe that we have adequate sources of liquidity to fund commitments that may be drawn upon by borrowers.

        In addition to commitments to extend credit, we also issue standby letters of credit which are assurances to a third party that they will not suffer a loss if our customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled $3.2 million at December 31, 2003. Past experience indicates that many of these standby letters of credit will expire unused. However, through our various sources of liquidity, we believe that we will have the necessary resources to meet these obligations should the need arise.

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

Report of Management

The consolidated financial statements of Beach First National Bancshares, Inc., and other financial information included in this summary Annual Report were prepared by management responsible for the integrity of the information presented. The statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and include amounts that are based on management’s best estimates and judgment.

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

In order to monitor compliance with its system of controls, the Company employs Tourville and Associates, LLP to perform quarterly internal audits of controls and compliance with systems and controls. Audit reports are issued to management and the Audit Committee of the Board of Directors. The independent accountants receive copies of these reports and the reports are available for review by regulatory authorities.

The Audit Committee of the Board of Directors meets as necessary with management, the independent auditors, and the independent accountants to review audit scopes, audit reports, and fee arrangements of the independent accountants, in order to evaluate management’s performance of its financial reporting responsibility. Both the independent auditors and accountants have access to the Audit Committee without any management present in the discussions. Independent accountants are recommended by the Audit Committee to the Board of Directors for selection.

Elliott Davis LLC, as independent certified public accountants, is engaged to provide an objective, independent review as to management’s discharge of its responsibilities relating to the fairness of reported operating results and financial condition. They have an understanding of the Company’s accounting and financial controls and conduct such tests and related procedures as they deem appropriate to arrive at an opinion of the fairness of the financial statements. Their opinion is included as a part of the Company’s 2003 Annual Report on Form 10-KSB.

Our management is committed to, and has always maintained and enforced, a philosophy of high ethical standards in the conduct of its business. The policies covering conflicts of interest, community affairs, and other subjects, are uniformly applicable to all officers and employees of our Company.

Beach First National Bancshares, Inc.
Myrtle Beach, South Carolina
March 4, 2004

BEACH FIRST NATIONAL BANCSHARES, INC.

INDEPENDENT ACCOUNTANTS’ REPORT

Board of Directors
Beach First National Bancshares, Inc.
Myrtle Beach, South Carolina

We have audited the accompanying consolidated balance sheets of Beach First National Bancshares, Inc. (the Company) and Subsidiary as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income and cash flows for each of the years in the three period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beach First National Bancshares, Inc. and Subsidiary at December 31, 2003 and 2002 and the results of their operations and cash flows for each of the years in the three year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ Elliott Davis, LLC
Elliott Davis, LLC
Columbia, South Carolina
January 16, 2004

Beach First National Bancshares, Inc. and Subsidiary

Consolidated Balance Sheets

	December 31,
	2003	2002
Assets
Cash and due from banks	$4,886,682	$4,457,614
Federal funds sold and short term investments	4,598,520	5,429,214
Investment securities	11,918,074	7,552,282
Loans, net	133,851,712	92,024,574
Federal Reserve Bank stock	309,000	164,700
Federal Home Loan Bank stock	575,000	200,000
Property and equipment, net	4,477,943	4,577,770
Cash value of life insurance	3,076,570	2,922,190
Other assets	1,399,535	1,080,481

Total assets	$165,093,036	$118,408,825

Liabilities and shareholders' equity
Liabilities
Deposits
Non-interesting bearing	$23,454,124	$19,316,292
Interest bearing	114,645,442	80,549,745

Total deposits	138,099,566	99,866,037

Advances from Federal Home Loan Bank	11,500,000	4,000,000
Other liabilities	760,577	614,420

Total liabilities	150,360,143	104,480,457
Commitments and contingencies - Notes 10 and 13
Shareholders' equity
Common stock, $1 par value, 10,000,000 shares authorized,
1,323,768 shares issued and outstanding at December
31, 2003 and 1,318,368 at December 31, 2002	1,323,768	1,318,368
Paid-in capital	11,837,299	11,787,899
Retained earnings	1,718,321	709,390
Accumulated other comprehensive income (loss)	(146,495)	112,711

Total shareholders' equity	14,732,893	13,928,368

Total liabilities and shareholders' equity	$165,093,036	$118,408,825

The accompanying notes are an integral part of these consolidated financial statements.

Beach First National Bancshares, Inc. and Subsidiary

Consolidated Statements of Income

	For the years ended December 31
	2003	2002	2001
Interest income
Loans and fees on loans	$7,927,496	$5,898,801	$5,040,259
Investment securities	519,128	413,289	446,585
Federal funds sold and short term investments	49,637	73,206	242,601

Total interest income	8,496,261	6,385,296	5,729,445
Interest expense
Deposits	2,266,877	2,023,754	2,691,850
Borrowings	216,040	71,746	13,140

Total Interest Expense	2,482,917	2,095,500	2,704,990
Net interest income	6,013,344	4,289,797	3,024,455
Provision for loan losses	713,000	539,000	467,000

Net interest income after provision for
loan losses	5,300,344	3,750,797	2,557,455

Noninterest income
Service fees on deposit accounts	490,694	420,128	295,624
Gain on sale of loan	-	96,886	-
Gain on sale of investment securities	134,530	977	-
Income from cash value life insurance	161,544	80,222	-
Other income	200,066	133,411	85,488

Total noninterest income	986,834	731,624	381,112

Noninterest expenses
Salaries and wages	2,074,934	1,468,357	1,107,125
Employee benefits	400,579	275,694	190,076
Supplies and printing	105,704	94,624	81,324
Advertising and public relations	168,138	117,077	81,605
Professional fees	136,553	140,429	88,589
Depreciation and amortization	428,609	320,590	233,449
Occupancy	362,202	239,774	121,114
Data processing fees	308,568	215,397	156,422
Other operating expenses	703,317	483,988	344,052

Total noninterest expenses	4,688,604	3,355,930	2,403,756

Income before income taxes	1,598,574	1,126,491	534,811
Income tax expense	589,643	419,220	75,517

Net income	$1,008,931	$707,271	$459,294

Basic net income per common share	$.77	$0.54	$0.46
Diluted net income per common share	$.75	$0.53	$0.46
Weighted average number of common
Shares outstanding
Basic	1,318,835	1,318,368	990,302

Diluted	1,343,402	1,324,979	1,000,369

The accompanying notes are an integral part of these consolidated financial statements.

Beach First National Bancshares, Inc. and Subsidiary

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income

					Accumulated
				Retained	other	Total
	Common stock		Paid-in	earnings	comprehensive	shareholders'
	Shares	Amount	capital	(deficit)	income (loss)	equity
Balance, December 31, 2000	737,368	737,368	6,489,981	(457,175)	(41,504)	6,728,670

Net income	-	-	-	459,294	-	459,294
Other comprehensive income, net of
taxes:
Unrealized gain on investment
securities	-	-	-	-	77,042	77,042
Plus reclassification adjustments
for losses included in net income	-	-	-	-	4,906	4,906

Comprehensive income
	-	-	-	-	-	541,242
Issuance of common stock, less
offering expenses of $258,824	581,000	581,000	5,297,918	-	-	5,878,918

Balance, December 31, 2001	1,318,368	1,318,368	11,787,899	2,119	40,444	13,148,830

Net income	-	-	-	707,271	-	707,271
Other comprehensive income, net of
taxes:	-	-	-	-	-	-
Unrealized gain on investment
securities	-	-	-	-	72,267	72,267

Comprehensive income
	-	-	-	-	-	779,538

Balance, December 31, 2002	1,318,368	1,318,368	11,787,899	709,390	112,711	13,928,368

Net income	-	-	-	1,008,931	-	1,008,931
Other comprehensive income, net of
taxes:	-	-	-	-	-	-
Unrealized loss on investment
securities	-	-	-	-	(170,416)	-
Plus reclassification adjustments	-	-	-	-
for gains included in net income	-	-	-	-	(88,790)	(259,206)

Comprehensive income
	-	-	-	-	-	749,725

Exercise of stock options
	5,400	5,400	49,400	-	-	54,800

Balance, December 31, 2003	1,323,768	$1,323,768	$11,837,299	$1,718,321	$(146,495)	$14,732,893

The accompanying notes are an integral part of these consolidated financial statements.

Beach First National Bancshares, Inc. and Subsidiary

Consolidated Statements of Cash Flows

	For the years ended December 31,
	2003	2002	2001

Net income	$1,008,931	$707,271	$459,294
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	428,609	320,590	233,449
Accretion of deferred loan fees	(273,122)	(116,211)	(69,226)
Discount accretion and premium amortization	30,283	2,939	(8,079)
Deferred income taxes	(132,306)	186,161	(189,449)
Provision for loan losses	713,000	539,000	467,000
Gain on sale of investment securities	(134,530)	(976)	-
Decrease (increase) in other assets	1,584,049	(538,937)	36,026
Increase in other liabilities	146,157	551,543	188,183

Net cash provided by operating activities	3,371,071	1,651,380	1,117,198

Investing activities
Proceeds from sale of investment securities	8,021,325	4,319,905	2,358,113
Purchase of investment securities	(12,805,865)	(6,119,903)	-
Purchase of FHLB stock	(375,000)	(55,900)	(21,900)
Purchase of Federal Reserve stock	(144,300)	-	-
Decrease (increase) in Federal funds sold and short term
investments	(830,694)	250,077	1,405,878
Increase in loans, net	(42,267,016)	(30,094,942)	(17,852,285)
Proceeds from sale of real estate acquired in
settlement of loans	-	-	155,000
Purchase of premises and equipment	(328,782)	(2,250,808)	(1,253,302)
Purchase of life insurance contracts	-	(2,922,190)	-

Net cash used by investing activities	(48,730,332)	(36,873,761)	(15,208,496)

Financing activities
Advances from Federal Home Loan Bank	7,500,000	4,000,000	-
Net increase in deposits	38,233,529	32,292,929	10,406,457
Exercise of stock options	54,800	-	-
Issuance of common stock	-	-	5,878,918

Net cash provided by financing activities	45,788,329	36,292,929	16,285,375

Net increase in cash	429,068	1,070,548	2,194,077
Cash and cash equivalents at beginning of year	4,457,614	3,387,066	1,192,989

Cash and equivalents at end of year	$4,886,682	$4,457,614	$3,387,066

Cash paid for
Interest	$2,502,644	$2,095,499	$2,718,206

Income taxes	$480,360	$419,220	$16,640

Schedule of noncash investing activity
Real estate acquired in settlement of loans	$-	$-	$155,000

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Beach First National Bancshares, Inc. (the “Company”) is organized under the laws of the State of South Carolina for the purpose of operating as a bank holding company for Beach First National Bank (the “Bank”). The Bank provides full commercial banking services to customers and is subject to regulation by the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation. The Company is subject to regulation by the Federal Reserve Board.

Basis of presentation - The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. The Company uses the accrual basis of accounting.

Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates.

Concentrations of credit risk - The Company, through its subsidiary, makes loans to individuals and businesses in and around Horry County and Beaufort County for various personal and commercial purposes. The Company has a diversified loan portfolio and the borrowers’ ability to repay their loans is not dependent upon any specific economic sector.

Cash and cash equivalents - For purposes of the statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption “Cash and due from banks”. Cash and cash equivalents have an original maturity of three months or less.

Investment securities - The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Gains or losses on the disposition of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. The statement requires investments in equity and debt securities to be classified into three categories:

1.	Available for sale: These are securities which are not classified as either held to maturity or as trading securities. These securities are reported at fair market value. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders’ equity (accumulated other comprehensive income).

2.	Held to maturity: These are investment securities which the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts. The Company currently has no held to maturity securities.

3.	Trading: These are securities which are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the statement of income. The Company has no trading securities.

Other investments - The Bank, as a member institution, is required to own certain stock investments in the Federal Home Loan Bank of Atlanta and the Federal Reserve Bank. The stock is generally pledged against any borrowings from these institutions. No ready market exists for the stocks and they have no quoted market value. However, redemption of these stocks has historically been at par value.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES - continued

Loans, interest and fee income on loans - Loans are stated at the principal balance outstanding. Unamortized loan fees and the allowance for loan losses are deducted from total loans in the balance sheet. Interest income is recognized over the term of the loan based on the principal amount outstanding. Points on real estate loans are taken into income to the extent they represent the direct cost of initiating a loan. The amount in excess of direct costs is deferred and amortized over the expected life of the loan.

Loans are generally placed on non-accrual status when principal or interest becomes contractually ninety days past due, or when payment in full is not anticipated. When a loan is placed on non-accrual status, interest accrued but not received is generally reversed against interest income. If collectibility is in doubt, cash receipts on non-accrual loans are not recorded as interest income, but are used to reduce principal.

Allowance for loan losses - The provision for loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate allowance to meet the present and foreseeable risk characteristics of the current loan portfolio. Management’s judgement is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses and prevailing and anticipated economic conditions. Loans which are determined to be uncollectible are charged against the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance. Management considers the year-end allowance appropriate and adequate to cover possible losses in the loan portfolio; however, management’s judgement is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.

The Company accounts for impaired loans in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”. This standard requires that all lenders value loans at the loan’s fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan’s effective interest rate. SFAS No. 114 was amended by SFAS No. 118 to allow a lender to use existing methods for recognizing interest income on an impaired loan and by requiring additional disclosures about how a creditor recognizes interest income on an impaired loan.

Under SFAS No. 114, as amended by SFAS No. 118, when the ultimate collectibility of an impaired loan’s principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off. When this doubt does not exist, cash receipts are applied under the contractual terms of the loan agreement first to interest income then to principal.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting. As of December 31, 2003 and 2002, the Company had no impaired loans.

Real estate acquired in settlement of loans - Real estate acquired through foreclosure is initially recorded at the lower of cost or estimated fair value. Subsequent to the date of acquisition, it is carried at the lower of cost or fair value, adjusted for net selling costs. Fair values of real estate owned are reviewed regularly and writedowns are recorded when it is determined that the carrying value of real estate exceeds the fair value less estimated costs to sell. Costs relating to the development and improvement of such property are capitalized, whereas those costs relating to holding the property are charged to expense.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES - continued

Property and equipment - Buildings and furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in net income.

Income taxes - The consolidated financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes and for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

Advertising and public relations expense - Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Earnings per share- basic is computed by dividing net income by the weighted average number of common shares outstanding. Earnings per share — diluted is computed by dividing net income by the weighted average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options.

	For the years ended December 31,
	2003	2002	2001
Basic earnings per share:
Net income available to common shareholders	$1,008,931	$707,271	$459,294
Average common shares outstanding - basic	1,318,835	1,318,368	990,302

Basic earnings per share	$.77	$.54	$.46

Diluted earnings per share:
Net income available to common shareholders	$1,008,931	$707,271	$459,294

Average common shares outstanding - basic	1,318,835	1,318,368	990,302
Incremental shares from assumed conversion
of stock options	24,567	6,611	10,067

Average common shares outstanding - diluted	1,343,402	1,324,979	1,000,369

Diluted earnings per share	$.75	$.53	$.46

Stock Based Compensation - The Company has a stock-based employee compensation plan which is further described in Note 15. The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all stock options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and net income per common share as if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

	For the years ended December 31,
	2003	2002	2001
Net income, as reported	$1,008,931	$707,271	$459,294
Deduct: Total stock-based employee
compensation expense determined
under fair value based method
for all awards, net of related tax effects	22,616	12,785	25,838

Pro forma net income	$986,315	$694,486	$433,456

Net income per common share
Basic - as reported	$.77	$.54	$.46

Basic - pro forma	$.75	$.53	$.44

Diluted - as reported	$.75	$.53	$.46

Diluted - pro forma	$.73	$.52	$.43

Reclassifications - Certain previously reported amounts have been reclassified to conform to the current year presentation. Such changes had no effect on previously reported net income or shareholders’ equity.

Recently issued accounting pronouncements

In December 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 148, “Accounting for Stock-based Compensation Transition and Disclosure”, an amendment of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting”, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. The provisions of SFAS No. 148 are effective for annual financial statements for fiscal years ending after December 15, 2002, and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The Company adopted this standard effective

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES -
continued

December 31, 2002 and has included the required disclosures in the footnotes to the financials. The Company has not elected the fair value treatment of stock-based compensation and the adoption of this standard had no impact on its financial position.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and loan commitments that relate to the origination of mortgage loans held for sale, and for hedging activities under SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the financial condition or operating results of the Company.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances.) Many of those instruments were previously classified as equity. SFAS No. 150 is generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the financial condition or operating results of the Company.

In November 2002, the FASB issued Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN No. 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties. The initial recognition requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material effect on the Company’s financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities.” FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. FIN No. 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN No. 46 provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN No. 46 did not have a material effect on the Company’s financial position or results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 2 — RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank or on deposit with the Federal Reserve Bank. At December 31, 2003 and 2002 these required reserves were met by vault cash.

NOTE 3 — INVESTMENT SECURITIES

The amortized costs and fair value of available for sale investment securities are as follows:

	December 31, 2003
	Amortized	Gross unrealized		Fair
	cost	gain	losses	value
Federal agencies	$2,306,092	$6,097	$22,031	$2,290,158
Mortgage-backed	9,833,943	16,045	222,072	9,627,916

Total securities	$12,140,035	$22,142	$244,103	$11,918,074

	December 31, 2003
Federal agencies	$2,736,193	$45,959	$-	$2,782,152
Mortgage-backed	4,645,314	126,147	1,331	4,770,130

Total securities	$7,381,507	$172,106	$1,331	$7,552,282

The amortized costs and fair values of investment securities at December 31, 2003, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities are presented as a separate line since pay downs are expected before contractual maturity dates.

	Amortized cost	Fair value
	Amortized	Gross unrealized		Fair
	cost	gain	losses	value
Due in one year or less	$301,262	$302,813
Due after one year through five years	1,500,000	1,478,282
Due after five through ten years	504,830	509,063

Sub-total	2,306,092	2,290,158
Mortgage-backed	9,833,943	9,627,916

Total securities	$12,140,035	$11,918,074

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003.

	Less than 12 months		12 months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Vaue	Value
Federal Agencies	$977,969	$22,031	$-	$-	$977,969	$22,031
Mortgage backed securities	9,199,699	222,072	-	-	9,199,699	222,072

Total	$10,177,668	$244,103	$-	$-	$10,177,668	$244,103

There were no securities with continuous unrealized losses for more than twelve months at December 31, 2003.

The amortized cost and fair value of securities pledged as collateral for public funds and other purposes as of December 31, 2003 and 2002 were $ 9,032,389 and $8,925,491 and $7,725,779 and $7,237,244, respectively.

For the years ended December 31, 2003, 2002 and 2001, proceeds from sales of securities available for sale amounted to $8,021,325, $4,319,905, and $2,358,113, respectively. Gross realized gains amounted to $135,252, $977, and $0, respectively. There were no gross realized losses during these periods.

NOTE 4 - LOANS

The composition of net loans by major loan category is presented below:

	December 31,
	2003	2002
Commercial	$30,941,047	$24,546,655
Real estate - construction	8,157,383	3,486,356
Real estate - mortgage	89,722,793	57,697,422
Consumer	7,065,618	7,693,195

	135,886,841	93,423,628

Less:
Allowance for loan losses	1,760,481	1,275,778
Deferred loan fees	274,648	123,276

	2,035,129	1,399,054

Loans, net	$133,851,712	$92,024,574

At December 31, 2003 and 2002 nonaccrual loans were $ 366,326 and $46,388, respectively. Foregone interest income on nonaccrual loans in 2003, 2002, and 2001 was an insignificant amount.

NOTE 5 - ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is available to absorb future loan charge-offs. The allowance is increased by provisions charged to operating expenses and by recoveries of loans which were previously written-off. The allowance is decreased by the aggregate loan balances, if any, which were deemed uncollectible during the year.

Activity within the allowance for loan losses account follows:

	For the years ended December 31,
	2003	2002	2001
Balance, beginning of year	$1,275,778	$851,222	$569,245
Recoveries of loans previously charged
against the allowance	20,087	1,364	4,549
Provision for loan losses	713,000	539,000	467,000
Loans charged against the allowance	(248,385)	(115,808)	(189,572)

Balance, end of year	$1,760,481	$1,275,778	$851,222

NOTE 6 — PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Components of property and equipment included in the consolidated balance sheets are as follows:

	December 31,
	2003	2002
Land	$1,449,555	$1,449,555
Buildings and improvements	2,516,640	2,423,553
Furniture and equipment	1,365,305	1,184,517
Software	495,479	386,578
Construction in progress	32,301	86,294

	5,859,280	5,530,497
Accumulated depreciation	(1,381,337)	(952,727)

Total property and equipment	$4,477,943	$4,577,770

Depreciation expense for the years ended December 31, 2003, 2002, and 2001 amounted to $ 428,609, $320,590, and $233,449, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

Type of Asset	Life in Years	Depreciation Method
Software	3 to 5	Straight-line
Furniture and equipment	5 to 7	Straight-line
Buildings and improvements	5 to 40	Straight-line

The Bank has entered into non-cancelable operating leases related to land and buildings. At December 31, 2003, future minimum payments under non-cancelable operating leases with initial or remaining terms of less than one year or more are as follows:

2004	$ 209,607
2005	200,803
2006	205,499
2007	210,195
2008	220,890
Thereafter	2,611,179

$ 3,658,173

Total rental expense amounted to $205,412, $118,617 and $36,462 for the years ended December 31, 2003, 2002, and 2001.

The bank leases land for the Surfside Beach branch location. The operating lease was originated on June 1, 2001 with an initial term of 20 years. The lease is renewal at the company’s option for two additional periods of five years each. The lease term requires monthly payments of $5,534. Monthly payments increase each year for the first ten years, then increase on the anniversary date of years eleven and sixteen.

The bank also leases land for the North Myrtle Beach branch location. The operating lease was originated on November 1, 2002 with an initial term of 20 years. The lease is renewable at the company’s option for four successive periods of five years each. The lease term requires monthly payments of $5,416. Monthly payments increase on the anniversary of years eleven and sixteen.

The bank also leases an office building for the Hilton Head Island branch location. The operating lease was originated on March 1, 2003 with an initial term of 10 years. The lease term requires monthly payments of $4,500. Monthly payments increase on the anniversary date every two years.

The bank also leases an office building for the operational areas of the bank. The operating lease was originated on July 1, 2002 for a two year period. The lease is renewable at the bank’s option. The lease requires monthly payments of $2,250.

NOTE 7 - DEPOSITS

The following is a detail of the deposit accounts:

	December 31,
	2003	2002
Non-interest bearing	$23,454,124	$19,316,292
Interest bearing:
Interest bearing checking accounts	5,024,410	4,120,079
Money market accounts	22,074,665	22,797,243
Savings	2,777,278	2,935,199
Time, less than $100,000	48,988,981	29,810,915
Time, $100,000 and over	35,780,108	20,886,309

Total deposits	$138,099,566	$99,866,037

Interest expense on time deposits greater than $100,000 was $776,857 in 2003, $603,427 in 2002, and $689,842 in 2001.

At December 31, 2003 the scheduled maturities of certificates of deposit are as follows:

2004	$73,543,206
2005	6,352,197
2006	4,576,556
2007	195,513
2008	101,617

$84,769,089

NOTE 8 — ADVANCES FROM FEDERAL HOME LOAN BANK

The Bank had advances outstanding of $11.5 million at December 31, 2003 and $4.0 million at December 31, 2002, respectively. At December 31, 2003, all advances were collateralized by one to four family residential mortgage loans, U. S. agency securities and FHLB stock. Additional borrowings are available by pledging additional collateral and purchasing additional stock in the FHLB.

FHLB Description	Balance	Curr	ent	Maturity Date
CIP/EDP	$4,000,000	3.69%		07/11/2005
CIP/EDP	2,500,000	1.88%		02/28/2005
Convertible	5,000,000	1.86%		09/29/2008

	$11,500,000

NOTE 9 - UNUSED LINES OF CREDIT

At December 31, 2003, the Bank had $6,800,000 of lines of credit to purchase federal funds from unrelated banks. These lines of credit are available on a one to fourteen day basis for general corporate purposes of the Bank. All of the lenders have reserved the right to withdraw these lines at their option.

At December 31, 2003, the Bank had the ability to borrow an additional $2.7 million from the FHLB secured by a blanket lien on one to four family first mortgage loans. FHLB has approved borrowings up to 15% of the bank’s total assets less advances outstanding. The borrowings are available by pledging collateral and purchasing additional stock in the FHLB.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

The Company is party to litigation and claims arising in the normal course of business. As of December 31, 2003, there is no litigation pending.

Refer to Note 13 concerning financial instruments with off balance sheet risk.

NOTE 11 - INCOME TAXES

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes for the years ended December 31:

	2003	2002	2001
Income taxes currently payable
Federal	$676,770	$516,110	$255,728
State	45,179	31,762	12,100

	721,949	547,872	267,828

Tax consequences of differences
Allowance for loan losses	(87,082)	(133,965)	(84,002)
Depreciation	86,982	5,313	3,970
Loan origination fees	(93,380)	-	-
Deferred compensation	(35,135)	-	-
Other	(3,691)	-	-
Valuation allowance adjustment	-	-	(112,279)

	(132,306)	(128,652)	(192,311)

Provision	$589,643	$419,220	$75,517

The income tax effect of cumulative temporary differences at December 31, are as follows:

	Deferred tax asset (liability)
	2003	2002
Allowance for loan losses	$503,525	$416,443
Unrealized (gain) loss on investment securities	82,126	(58,063)
Depreciation	(125,415)	(38,433)
Loan origination fees	93,380	-
Deferred compensation	35,135	-
Other	3,691	-

Net deferred tax asset	$592,442	$319,947

The net deferred tax asset is reported in other assets in the balance sheets at December 31, 2003 and 2002. The recognition of a net deferred tax asset is dependent upon a “more likely than not” expectation of the realization of the deferred tax asset, based upon the analysis of the available evidence. A valuation allowance is required to sufficiently reduce the deferred tax asset to the amount that is expected to be realized through future realization of profits on a “more likely than not” basis. The analysis of available evidence is performed on an ongoing basis utilizing the “more likely than not” criteria to determine the amount, if any, of the deferred tax asset to be realized. Adjustments to the valuation allowance are made accordingly. There can be no assurance that the Company will recognize additional portions of the deferred tax asset in future periods or that additional valuation allowances may not be recorded in the future periods.

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes for the years ended December 31, as follows:

	2003		2002		2001
	Amount	%	Amount	%	Amount	%
Tax expense at statutory rate	$543,515	34%	$383,007	34%	$181,835	34%
Increase (decrease) in taxes
Resulting from:
State bank tax (net of
federal benefit)	29,818	2	20,963	2	7,990	1
Valuation allowance	-	-	-	-	(112,279)	(21)
Other	16,310	1	15,250	1	(2,029)	-

Tax provision	$589,643	37%	$419,220	37%	$75,517	14%

NOTE 12 — RELATED PARTY TRANSACTIONS

Certain directors, executive officers and companies with which they are affiliated, are customers of and have banking transactions with the Bank in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions.

A summary of loan transactions with directors, including their affiliates, and executive officers follows:

	For the years ended December 31,
	2003	2002	2001
Balance, beginning of year	$6,388,465	$5,769,980	$4,835,728
New loans	3,123,673	1,148,028	3,129,598
Less loan payments	3,271,209	529,543	2,195,346

Balance, end of year	$6,240,929	$6,388,465	$5,769,980

Deposits by directors, including their affiliates and executive officers, at December 31, 2003 and 2002 approximated $11,053,909 and $10,407,910, respectively.

NOTE 13 — FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

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

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments.

The Company uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2003, unfunded commitments to extend credit were $15,543,821 of which $2,347,698 was at fixed rates and $13,196,123 was at variable rates. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

At December 31, 2003, there was a $3,217,821 commitment under a letter of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

NOTE 14 - EMPLOYEE BENEFIT PLAN

The Company sponsors the Beach First National Bank Profit Sharing and 401(k) Plan for the benefit of all eligible employees. The Company contributes to the Plan annually upon approval by the Board of Directors. Contributions made to the Plan in 2003, 2002, and 2001, amounted to $65,543, $51,416, and $33,125, respectively.

Supplemental benefits have been approved by the Board of Directors for the directors and certain executive officers of Beach First National Bank. These benefits are not qualified under the Internal Revenue Code and they are not funded. However, certain funding is provided informally and indirectly by life insurance policies. The cash surrender value of the life insurance policies are recorded as a separate line item in the accompanying balances sheets at $3,076,570 and $2,922,190 at December 31, 2003 and 2002, respectively. Income earned on these policies is reflected as a separate line item in the consolidated statement of income. The Company recorded expense related to these benefits of $76,650 in 2003, $42,434 in 2002 and $0 in 2001.

NOTE 15 - STOCK OPTION PLANS

The Company sponsors a qualified stock option plan for the benefit of the directors, officers and employees. The Board may grant up to 180,000 incentive stock options at an option price per share not less than the fair market value on the date of grant. The directors were granted 3,000 options each that vested immediately. All other options granted to officers and employees vest immediately or up to five years and expire 10 years from the grant date.

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model. For December 31, 2003, the risk free interest rate used ranged from 3.94% to 4.21%, the expected option life was 10 years and the assumed dividend rate was zero. For December 31, 2002 and 2001, the risk free interest rate used was 3.99% and 4.5%, the expected option life was 6 to 10 years and the assumed dividend rate was zero.

A summary of the status of the plan as of December 31, 2003, 2002 and 2001 and changes during the years ending on those dates is presented below:

	2003		2002		2001
		Weighted		Weighted		Weighted
		average		average		average
	Shares	exercise price	Shares	exercise price	Shares	exercise price

Outstanding at
beginning of year	84,985	$10.61	92,862	$10.33	88,862	$10.24
Granted	33,000	15.33	31,000	10.70	7,000	11.50
Exercised	(5,400)	10.15	-	-	-	-
Forfeited or expired	(800)	10.00	(38,877)	10.00	(3,000)	10.50

Outstanding at end
of year	111,785	12.03	84,985	10.61	92,862	10.33

Options exercisable at
year-end	74,585	10.89	53,448	10.41	81,688	10.13

Shares available for
grant	61,315		23,515		15,638

NOTE 16 - DIVIDENDS

There are no current plans to initiate payment of cash dividends and future dividend policy will depend on the Bank’s and the Company’s earnings, capital requirements, financial condition and other factors considered relevant by the Company’s Board of Directors. The Bank is restricted in its ability to pay dividends under the national banking laws and regulations of the OCC. Generally, these restrictions require the Bank to pay dividends derived solely from net profits. Moreover, OCC prior approval is required if dividends declared in any calendar year exceed the Bank’s net profit for that year combined with its retained net profits for the preceding two years.

NOTE 17- REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2003, the most recent notification of the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

The Bank’s actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

					To be well capitalized
			For capital		under prompt corrective
			adequacy purposes		action provisions
	Actual		Minimum		Minimum
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2003
Total Capital (to risk weighted assets)	$13,681	10.3%	$10,656	8.0%	$13,320	10.0%
Tier 1 Capital (to risk weighted assets)	12,015	9.0	5,328	4.0	7,992	6.0
Tier 1 Capital (to average assets)	12,015	7.5	6,433	4.0	8,041	5.0

As of December 31, 2002
Total Capital (to risk weighted assets)	$12,234	12.5%	$7,827	8.0%	$9,784	10.0%
Tier 1 Capital (to risk weighted assets)	11,010	11.3	3,914	4.0	5,870	6.0
Tier 1 Capital (to average assets)	11,010	9.9	4,459	4.0	5,574	5.0

The Company’s actual capital amounts and ratios are presented as follows:

					To be well capitalized
			For capital		under prompt corrective
			adequacy purposes		action provisions
	Actual		Minimum		Minimum
	Amount	Ratio	Amount	Ratio	Amount		Ratio

As of December 31, 2003
Total Capital (to risk weighted assets)	$14,881	11.2%	$10,656	8.0%	$	N/A	N/A
Tier 1 Capital (to risk weighted assets)	13,214	9.9	5,328	4.0		N/A	N/A
Tier 1 Capital (to average assets)	13,214	10.3	6,433	4.0		N/A	N/A

NOTE 18 — FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” requires disclosure of fair value information, whether or not recognized in the balance sheets, when it is practical to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments.

Certain items are specifically excluded from the disclosure requirements, including the Company’s common stock, premises and equipment and other assets and liabilities.

Fair value approximates carrying value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, federal funds sold and short term investments, demand deposit accounts, and interest-bearing accounts with no fixed maturity date.

Securities are valued using quoted market prices. Fair value for the Company’s off-balance sheet financial instruments is based on the discounted present value of the estimated future cash flows.

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

Fair value for advances from the FHLB are based on discounted cash flows using the Company’s current incremental borrowing rate.

The Company has used management’s best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts which could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses which would be incurred in an actual sale or settlement are not taken into consideration in the fair value presented.

The estimated fair values of the Company’s financial instruments are as follows:

	December 31,
	2003		2002
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial Assets:
Cash and due from banks	$4,886,682	$4,886,682	$4,457,614	$4,457,614
Federal funds sold and short term
investments	4,598,520	4,598,520	5,429,214	5,429,214
Investment securities	11,918,074	11,918,074	7,552,282	7,552,282
Loans, net	133,851,712	134,809,052	92,024,574	91,929,119
Federal Reserve Bank stock	309,000	309,000	164,700	164,700
Federal Home Bank Loan Bank stock	575,000	575,000	200,000	200,000
Financial Liabilities:
Deposits	138,099,566	139,089,541	99,866,037	100,581,009
Advances from Federal Home Loan Bank	11,500,000	11,500,000	4,000,000	4,000,000

Financial Instruments with Off-Balance Sheet Risks:

	Notional	Fair	Notional	Fair
	Amount	Value	Amount	Value
Commitments to extend credit	15,543,821	-	9,561,315	-
Standby letters of credit	3,217,821	-	3,768,551	-

NOTE 19 - PARENT COMPANY FINANCIAL INFORMATION

Following is condensed financial information of Beach First National Bancshares, Inc. (parent company only):

Condensed Balance Sheets

	December 31,
	2003	2002
Assets
Cash	$1,115,429	$1,062,550
Due from Bank subsidiary	511,503	440,140
Investment in Bank subsidiary	11,868,045	11,123,265
Securities available for sale	30,351	101,403
Land	1,230,946	1,230,947
Other assets	8,495	11,240

Total assets	$14,764,769	$13,969,545

Liabilities and Shareholders' Equity
Accounts payable	$31,876	$41,177
Shareholders' equity	14,732,893	13,928,368

Total liabilities and shareholders' equity	$14,764,769	$13,969,545

Condensed Statements of Income

	For the years ended December 31
	2003	2002	2001
	$14,892	$59,055	$52,576

Expenses
Amortization	-	-	2,175
Other expenses	9,947	57,605	37,163

Total expenses	9,947	57,605	39,338

Income before equity in undistributed
net income of Bank subsidiary	4,945	1,450	13,238
Equity in undistributed net income of Bank
subsidiary	1,003,986	705,821	446,056

Net income	$1,008,931	$707,271	$459,294

Condensed Statements of Cash Flows

	For the years ended December 31,
	2003	2002	2001
Operating activities
Net income	$1,008,931	$707,271	$459,294

Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Equity in undistributed net income of
the bank subsidiary	(1,003,986)	(705,821)	(446,056)
Amortization	-	-	2,175
Decrease (increase) in due from Bank	(71,363)	(244,443)	122,210
(Increase) decrease in other assets	2,746	18,369	19,783
Increase (decrease) in accounts payable	(9,301)	3,705	(4,677)

Net cash provided by (used for) operating activities	(72,973)	(220,919)	152,729

Investing activities
Additional investment in bank	-	-	(4,000,000)
Proceeds from sale of securities available for sale	71,052	220,926	252,499
Purchase of land	-	(1,230,947)	-

Net cash provided (used for) investing activities	71,052	(1,010,021)	(3,747,501)

Financing activities
Proceeds from issuance of stock	-	-	5,878,918
Proceeds from exercise of stock options	54,800	-	-

Net cash provided by financing activities	54,800	-	5,878,918

Net increase (decrease) in cash and cash equivalents	52,879	(1,230,940)	2,284,146

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,062,550	2,293,490	9,344

CASH AND CASH EQUIVALENTS, END OF YEAR	$1,115,429	$1,062,550	$2,293,490

Business Development

Boards North Strand Board
Standing from left to right are: Joey Todd, Mike Campbell, Roger Roy, Mickey Thompson, and Linda
Hope Taylor.

South Strand Board
Seated from left to right are: Helen Smith, Fred Parsons, and Laura Hoy. Standing from left to right are:
Matt Scalise, Brian Brady, and Tim Connor.

Hilton Head Island Board
Standing from left to right are: Dennis Sexton, Bill Harris, Bill Bedor, Jennifer Harden Green, Jeff Wilson,
Richard Dugan, and Chris Corkern.

Corporate Information

Annual Meeting of Shareholders
        The Annual Meeting of Shareholders of Beach First National Bancshares, Inc. will be held at the Myrtle Beach Convention Center, 2101 Oak Street, Myrtle Beach, South Carolina on Wednesday, April 21, 2004. The meeting will take place in Ballroom C, beginning at 2 p.m.

Form 10-KSB
        Copies of the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission, will be furnished at no charge to shareholders upon written request to Richard N. Burch, Senior Vice President and Chief Financial Officer at the Corporate office address or via e-mail (dburch@beachfirst.com).

Offices

Corporate Office	Surfside Beach
1550 Oak Street	3064 Dick Pond Road
Myrtle Beach, SC 29577	Surfside Beach, SC 29588
843.626.2265	843.294.6000
843.916.7818 (fax)	843. 294.6002 (fax)
North Myrtle Beach	Hilton Head Island
701 Highway 17 North	430 William Hilton Parkway
North Myrtle Beach, SC 29582	Hilton Head Island, SC 29926
843.663.2265	843.663.2265
843.663.2250 (fax)	843.663.2250
(logo) beachfirst.com

Stock Information

        The Company’s stock trades under the symbol “BFNB” on the Over-the-Counter Bulletin Board. As of March 5, 2004, the Company had approximately 1,496 shareholders and 1,340,768 shares of common stock outstanding. This does not reflect the number of persons or entities who hold stock in nominee or “street name.” The company’s stock is available for trade through your local broker or most retail stockbrokers. For information contact:

Scott & Stringfellow	800.476.3662
Hill Thompson	201.434.8100
Monroe Securities	800.766.5560
Trident Securities	404.249.7700
Webush Morgan Securities	212.693.2003

The table below reflects the high and low bid stock prices as quoted on the OTC Bulletin Board during the periods indicated. The quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions, and may not represent actual transactions.

	High Bid	Low Bid

Year end 2003:
First Quarter	$13.50	$13.40
Second Quarter	$15.10	$15.00
Third Quarter	$17.00	$17.00
Fourth Quarter	$20.00	$19.27
Year end 2002:
First Quarter	$10.40	$10.10
Second Quarter	$11.12	$10.90
Third Quarter	$12.15	$11.75
Fourth Quarter	$12.45	$12.05

To date, we have not paid cash dividends on our common stock and currently have no plans to do so. Our ability to pay cash dividends is dependent upon receiving cash dividends from our bank. Federal banking regulations restrict the amount of cash dividends that can be paid to our company from the bank.

Forward Looking Statement
        This report may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Exchange Act of 1934, as amended, which represent Beach First National Bancshares, Inc. (the Company) expectations or beliefs concerning future events. Such forward-looking statements are about matters that are inherently subject to risks and uncertainties. Factors that could influence the matters discussed in certain forward-looking statements include the timing and amount of revenues that may be recognized by the Company, continuation of current revenue and expense trends (including trends affecting charge-offs and provisions for loan losses), unforeseen changes in the Company’s markets, legal and regulatory changes, and general changes in the economy (particularly in the markets served by the Company). Because of the risks and uncertainties inherent in forward looking statements, readers are cautioned not to place undue reliance on them, whether included in this report or made elsewhere from time to time by the Company or on its behalf. Except as may be required by applicable law or regulation, the Company assumes no obligation to update any forward looking statements.

Staff	Marketing	Kathleen Crawford
Patricia Gregory
Executive Officers	Barbara Marshall	Beverley Harrison
Walter E. Standish, III	Vice President	Sarah Johnson
President	Director of Marketing	Monica Shinn
Chief Executive Officer		Zella Starbuck
	Deposit Operations	Sharon Vane
Richard N. Burch	Tiffany P. Suggs
Senior Vice President	Vice President	Surfside Beach
Chief Financial Officer	Operations Manager	John D. Brown, Jr.
Vice President
M. Katharine Huntley (Katie)	Yolonda Bryant	Regional Manager
Executive Vice President	Veronica Gilbert
Chief Credit Officer	Amy Stubbs
Julien E. Springs	Branches	Ann Marion
Senior Vice President		Assistant Vice President
Business Development Officer	Hilton Head Island	Branch Manager
Paul R. Walter
Departments	Vice President
	Regional Manager	Jolene McCune
Accounting		Banking Officer
Joey Hardwick	Michelle N. Wilson	Mortgage Banker
Accounting Manager	Vice President
Kathy Doane	Mortgage Banker	Verne Brook
Carrie Buran
Human Resources	Michelle N. Wilson	Karen Hess
Nancy R. Russell	Vice President	Tami Jackson
Manager	Mortgage Banker	Mary Jane Martin
William McCune
Loan Operations	Stephanie K. Loudner
Linda S. Dickinson	Assistant Vice President	North Myrtle Beach
Vice President	Branch Manager	Marcus G. McDowell
Loan Administrator		Vice President
	Sherese Baily	Regional Manager
Sheila H. Riley	Jamie Bloch
Jennie W. Shaw	John Smith	Nicolle L. Gainey
	Myrtle Beach	Mortgage Banker
Barbara H. Abrams
	Vice President	Mary Argondizzo
	Branch Manager	Lisa Bell
Sandra Gore
Susie Barnhill
Sharon Certano

(logo omitted) South Carolina Family Friendly Workplace Award Winner

Equal Opportunity Employer Statement
It is the policy of Beach First National Bancshares, Inc. and its subsidiary bank, Beach First National Bank, to extend equal opportunity to all qualified employees and applicants for employment without regard to race, color, sex, age, physical, or mental disability, national origin, status as a disabled veteran or Vietnam veteran, citizenship, or any other characteristics protected by applicable law, in all phases of employment. This includes, but is not limited to recruitment, hiring, placement, upgrading and promotion, transfer, layoff, recall, termination, selection for bank-sponsored training, rates of pay, and other forms of compensation, benefits, use of all facilities, and participation in bank-sponsored activities. All of these privileges, terms, and conditions of employment will be administered so as to further the principles of equal opportunity.

(Inside Back Cover)		Jennifer Harden Green
Community Volunteer
Board of Directors
Michael Bert Anderson	B. Larkin Spivey, Jr.	William H. Harris
Managing Owner	Owner	Retired University President
Patricia Resorts	Spivey Company, LLC
Bart Buie	Walter E. Standish, III	Dennis Sexton
Certified Public Accountant	President and Chief Executive Officer	President
Bartlett Buie, CPA, P.A	Beach First National Bank	Dennis Sexton Homebuilders
Raymond E. Cleary, III, DDS	James C. Yahnis	Jeff Wilson
Chairman of the Board	Beverage Wholesaler	President
Beach First National Bancshares, Inc.	The Yahnis Company	Pinnacle Southeastern, Inc.
Dentist
Glenn's Bay Dentists at Surfside
E. Thomas Fulmer	Business Development Boards	South Strand
Owner
Beachcomber Realty	North Strand
Michael D. Harrington	J. Michael Campbell	Brian J. Brady, CPA/PFS, ChFC,
General Contractor	Sales Representative	Managing Director
Harrington Construction Company, Inc.	Blanchard Machinery	Morrisette & Brady, LLC
Joe N. Jarrett, Jr., MD	Mickey Thompson	Timothy D. Connor
Orthopaedic Surgeon	Owner	Founder and Owner
Strand Orthopaedic	Marine Service Center of Little River	American Athletic Clubs
Richard E. Lester	Joey Todd	Laura Jackson Hoy
Attorney	Owner	The Jackson Companies
Van Osdell, Lester, Howe, & Jordan, P.A	Atlantic Heating and Cooling
Leigh Ammons Meese	Hilton Head Island	Frederick C. Parsons, III
President and Corporate Secretary		Attorney
Sea Mist Resort and Family Kingdom		Parsons, Ouverson, Stark, Guest, &
Amusement Park		Neill, P.A.
Rick H. Seagroves	William D. Bedor, CPA	David Perry
Owner	Managing Director	Owner
Inland Foods Corporation	Bedor and Associates, PA, CPAs	Marine Service Center of Murrells
Southeast Restaurant Corporation		Inlet
Don Smith	Christopher L. Corkern	Matthew C. Scalise
President	Financial Planner	Broker in Charge and Vice President
Coldwell Banker Chicora Real Estate	Prudential Financial	Scalise Realty and Scalise
Development
Samuel R. Spann, Jr	Richard W. Dugan	Helen Smith
President	Retired Business Owner/Private	Project Manager
Spann Roofing and Sheet Metal, Inc.	Investor	S. E. Smith Construction Co., Inc.

(Photos Omitted)