Form 10KSB, Exhibit 13
period 2004-12-31
BEACH FIRST NATIONAL BANCSHARES INC
filed 2005-03-21
CIK 949228

Exhibit 13.1

Annual Report to Shareholders for the year ended December 31, 2004.

Exhibit 13.1

Beach First National Bancshares, Inc.

2004 Annual Report

(inside front cover)

Beach First National Bank Board of Directors

(photo)

Front row from left to right are: Walt Standish, Sammy Spann, Ray Cleary, Rick Seagroves, Joe Jarrett, and Jimmy Yahnis. Back row from left to right are: Bart Buie, Leigh Meese, Tom Fulmer, Dick Burch, Dicke Lester, Katie Huntley, Bert Anderson, Don Smith, Mike Harrington, Julien Springs, and Larkin Spivey. This photograph was taken at Litchfield Plantation in Pawleys Island. The bank opened an office in the Pawleys Island area at Litchfield Market Village in July 2004.

About the Cover (photo)

(photo)
Our fourth Grand Strand office and first in the Waccamaw Neck area. 115 Willbrook Boulevard in Litchfield Market Village, Pawleys Island.

(photo)
Our second Grand Strand office, serving the Surfside Beach and Socastee areas. 3064 Dick Pond Road (Hwy. 544) in Sayebrook Village.

(photo)
Our newest location on Hilton Head Island. 1000 William Hilton Parkway in The Village at Wexford.

(photo)
Our third Grand Strand office, located in Gator Hole Plaza, 710 Hwy. 17 North in North Myrtle Beach.

(photo)
Our first Hilton Head Island office at 430 William Hilton Parkway in Pineland Station.

About Beach First

        Beach First National Bancshares, Inc. is the parent company of Beach First National Bank, headquartered in Myrtle Beach, South Carolina. Beach First was organized in 1996 to meet the financial needs of consumers and small-to-mid-sized businesses in our communities, with emphasis on maintaining a personal one-on-one relationship with each customer.

        In addition to caring, attentive service, Beach First is committed to providing the technologically advanced, user-friendly services that customers need, including NetTeller internet banking, Visa Check Cards, cash management, and more.

        Beach First operates six banking offices in Myrtle Beach, Surfside Beach, North Myrtle Beach, Litchfield, and Hilton Head Island.

Corporate Office

1550 Oak Street
Myrtle Beach, SC 29577
843.626.2265
843.916.7818 (fax)

Inside the Report

To Our Shareholders and Friends		2
Building a Bank Location by Location		4
Children's Art Calendar in 4th Year		7
Management's Discussion and Analysis		8
Report of Management		20
Report of Independent Accountants		21
Consolidated Balance Sheets		22
Consolidated Statements of Income		23
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income		24
Consolidated Statements of Cash Flows		25
Notes		26
Corporate Information		43
Staff		44
Directors	Inside	back	cover

Selected Financial Highlights

	2004	2003	% Change
Earnings
Net Income	$1,435,922	1,008,931	42.4%
Net Income per share - basic	0.71	0.51	39.2%
Net Income per share - diluted	0.69	0.50	38.0%
Book Value per share	8.20	7.49	9.5%
Earnings Breakdown
Total Interest Income	$11,597	8,496	36.5%
Total Interest Expense	3,331	2,483	34.2%
Net Interest Income	8,266	6,013	37.5%
Total Noninterest Income	1,027	987	4.1%
Total Noninterest Expense	5,672	4,689	21.0%
Year End Balances (in thousands)
Total Assets	$242,091	165,093	46.6%
Loans, net of unearned income	191,482	135,612	41.2%
Deposits	203,169	138,100	47.1%
Shareholders' Equity	16,503	14,879	10.9%
Selected Ratios
Return on average assets	0.70%	0.70%
Return on average equity	9.10%	7.05%
Average equity to average assets	7.74%	9.87%
Dividend payout ratio	-%	-%

(Photo)

To Our Shareholders and Friends

In 2004, Beach First National Bank enjoyed strong financial performance, along with solid growth in the company’s balance sheet and branch network. The bank also took considerable strides in developing the infrastructure needs to run a growing financial institution.

It is a pleasure to review the progress made throughout this past year along with our plans for the future in this Report.

Earnings Growth Continues in 2004
Net income grew 42% in 2004, totaling $1.4 million and continuing an upward trend of earnings growth that began in 2000. Our strong financial performance was fueled by solid, consistent growth in all areas of the balance sheet. Total assets crossed the $200 million mark for the first time in the bank’s history in September 2004, effectively doubling in size since crossing the $100 million mark just two years earlier. Loans and deposits grew 41% and 47%, respectively, over figures reported for the previous year. The mix in the balance sheet remains constant, which is an indicator of overall robust financial health.

We continue to improve our financial performance when compared to our peer group of banks, but work remains to be done to further improve our standing within our peer group.

Locations and Talent Key to Growing Franchise
During 2004, Beach First opened its fifth location and first in the Waccamaw Neck area of the South Strand. Located in an area of strong residential growth and an increasing number of small businesses, the office is a good fit for Beach First’s brand of community banking where local management and local decision making are key.

The bank also planned for its second location on Hilton Head Island during 2004, and the new office opened in early January 2005. Located in The Village at Wexford on the island’s south end, the 4500 square-foot office houses the bank’s operations in Hilton Head, including commercial relationship management, mortgage loans, and retail banking. The bank’s first Hilton Head Island location opened at Pineland Station Office Building in February 2003.

The opportunities for new branches in attractive locations caused us to defer building our new headquarters at the corner of Robert Grissom Parkway and 38th Avenue North in Myrtle Beach. However, we are currently completing plans for the new building, with the expectation that we will break ground in the first quarter of 2005 and occupy it in 2006. We are pleased with this central location because it is convenient for residents and business customers alike.

Successful expansion, however, is much more than finding a location, putting up a sign, and moving in. We have found that it takes the right combination of staff and infrastructure, along with location, to make a new branch fruitful. It’s always been part of our standard operating procedure to act on a location only if we are certain we can staff it with the customer contact personnel right for that particular market. In other words, we are matching the strength of location with the strength of talent.

To achieve this delicate balance, we added several commercial relationship officers in both the Grand Strand and Hilton Head Island markets during the past year. These talented lenders know their markets and when teamed with our existing staff, have been able to identify and take advantage of opportunities as they happen within the markets.

When the team and the site are in place, our internal business systems need to support their efforts. This not only means technology, but the specialists required to run systems and operations. We have invested in this infrastructure in 2004, adding a new telecommunications system for the entire branch network, upgrading e-mail and other computer systems, and hiring a director of information technology and facilities to manage the process.

We also need to offer technologically advanced services to our customers. That’s why we have invested so heavily in our NetTeller Internet Banking Service with Bill Payer. While it is expensive for a bank our size to offer this technology, customer demand makes it a business necessity to include this service in our product arsenal. The benefits of offering the service in terms of growing our market share far outweigh any expense.

Developing Core Customers
Again, the development of NetTeller is of vital importance to the bank’s success. This service plays an integral role in our goal of developing and expanding our base of core customers. Recent research studies have shown that use of electronic services bonds customers to the bank, making them unlikely to switch to a competitor. By offering the service free of charge, we are able to overcome a key objection based on price and thus the product becomes very attractive, especially to computer-savvy customers.

(photo)

By combining the power of NetTeller with other convenience services such as Bank by Phone and the Visa Check Card, we have developed an attractive package of services designed to bring core customers to the bank. Customer contact personnel also have the tools to assist customers with setting up auto draft for payments. This is another way in which electronic services can help us build a loyal customer base.

Our Role as a Community Bank
Beach First is a growing, vibrant financial institution that plays an active role in the communities it serves. We continue to be involved in a large number of activities with levels of sponsorship commensurate with our size and growth. Our support covers a wide range of events including academics and athletics, the arts, and health and human services. Many of our employees hold leadership positions in civic groups and church- related organizations and we applaud their willingness to give so generously of their time to these many worthwhile causes.

An upcoming section of this Report will talk in further detail about our Children’s Art Calendar. Now in its fourth year, this exciting calendar promotes the artwork of youngsters and the art programs in four local elementary schools. We’re proud to play a part in programs that make a difference in our communities.

Progress Continues to be Made
I hope you are pleased with progress your bank continues to make as evidenced throughout this Report. We appreciate your investment in our company and will continue to work hard for you in the months and years to come.

On behalf of our officers and board of directors, please accept our invitation to attend the Annual Meeting of Shareholders to be held on Wednesday, April 20, at 2 p.m. at the Myrtle Beach Convention Center.

/s/ Walter E. Standish
Walter E. Standish, III
President and Chief Executive Officer

Building a Bank Location by Location

Beach First National Bank was founded on the core community banking principal of service that is absolutely dependable, completely attentive, and locally managed.

From its beginning in a single office on Oak Street in 1996 to its current six-branch network along the South Carolina coast, Beach First has known that it takes a careful combination of location, talent, and infrastructure to build a strong bank.

The bank has offices in Beaufort and Horry counties, two of the fastest growing counties in South Carolina, and a location in Litchfield in Georgetown County, where population growth also exceeds the state average.

Our 2004 Report focuses on these six physical locations and the talented bankers who staff them. We will also make a stop in cyberspace at our “seventh” location, beachfirst.com.

Litchfield
Our newest Grand Strand office opened for business in July 2004. Located in Litchfield Market Village at the entrance to Willbrook Plantation, the branch is ideally situated to serve both residents and businesses in the Waccamaw Neck area. The Litchfield Market Village office is the bank’s first in Georgetown County.

(photo)
Jeri Williamson, branch manager at the Litchfield office (left), reviews the bank’s products and services with customer Jim McGowan.

North Myrtle Beach
The Grand Strand’s third office opened in November 2002 in a rapidly growing part of North Myrtle Beach. Located in the Gator Hole Plaza Shopping Center, the branch brings Beach First’s brand of community banking to consumers and businesses in the North Strand.

(photo)
Marc McDowell, vice president and regional manager for North Myrtle Beach (right), chats with teller Peggy Roessler at the end of a busy day.

Pineland Station—Hilton Head Island
The opening of a branch in the Pineland Station Office Building in February 2003 marked the bank’s first expansion outside the Grand Strand market. The rapid growth in Hilton Head Island and Beaufort County made this site attractive to the bank, and with a local, experienced management team in place, it’s been a good fit for our growing branch network.

(photo)
Stephanie Loudner, assistant vice president and branch manager at the Pineland Station office (right), reviews plans with Paul Cale of Hilton Head Vacation Rentals. Cale’s business, which provides short term rentals to Island visitors, also is a tenant at Pineland Station.

The Village at Wexford—Hilton Head Island
The bank’s second office on Hilton Head Island opened in January 2005 in The Village at Wexford. This location near the Island’s south end will help make Beach First’s community banking services even more convenient to residents and businesses. This office serves as the bank’s base of operations on Hilton Head Island, including retail banking, commercial relationship management, and mortgage lending.

(photo)
Paul Walter, vice president and regional manager for the bank’s Hilton Head Island operations (left), assists Grant McKinley, owner of the Executive Golf Club in Bluffton, with his company’s financial needs.

Main Office The main office in Myrtle Beach serves as the bank’s headquarters and also provides a full service branch including retail banking and commercial relationship management. A new headquarters, located at Grissom Parkway and 38th Avenue North is on the drawing board, with plans to occupy a new building sometime in 2006.

(photo)
Terry Walden, president of operations for DiamondRoc LLC, a development and realty investments company (left), consults with commercial lender Harry Bates at the bank’s main office.

Surfside Beach
The Surfside Beach office opened in 2001 as the bank’s second full service facility. Located in Sayebrook Village on Highway 544, the branch serves the Surfside Beach and Socastee areas. Its close proximity to the recently-completed second phase of the Carolina Bays Parkway makes it a prime location that is easily and quickly accessible.

(photo)
Christine Holmes, customer service representative at the Surfside Beach office (left), assists Don and Susan Duerk of Island Storage, Inc. during a visit to the bank’s office.

On the Web
The bank’s location along the Information Highway was remodeled and made its debut in January 2005. The refurbished site includes detailed information about Beach First’s products and services and provides easy access to NetTeller Internet Banking. Other features include financial tools such as a mortgage loan calculator and a checkbook balancer. Investor Relations data is also available at the click of a mouse. The new site provides customers with a key to the bank to be used any time of the day of the night. To visit our “seventh office,” go to beachfirst.com.

(photo)

Children’s Art Calendar in 4th Year
One of the bank’s biggest public relations initiatives each year is the Children’s Art Calendar, “Reflections of our Youth.” The Calendar is a vital project because it focuses the spotlight on young artists and provides financial support for the art programs in four of our local elementary schools. The art teachers at these schools work with their students for several weeks, often incorporating the calendar’s theme into their lesson plans. It is a wonderful partnership that yields amazing results and gives the bank a special holiday gift for its customers.

(photo)
North Myrtle Beach winners Laquiesha Stanley (left) and Ali Capel (right) smile for a photo with art instructor Tonya Merricks at the awards ceremony.

(photo)
Carol Gorn, art instructor at Hilton Head Island Elementary, looks on as Yuta Suzuki develops his drawing.

(photo)
Cynthia Evans, art instructor at Lakewood Elementary, offers suggestions to Dylan Boston (left) and Darryl Barnes (right).

(photo)
Myrtle Beach Elementary students Cheriel Ramirez (left) and Tynetta Bryant (right) share a laugh while drawing.

(photo)
Christian Wright and Temperance Russell, both of Myrtle Beach Elementary, are hard at work.

(photo)
Jordyn Yannacone of Lakewood Elementary puts the finishing touches on her drawing.

(photo)
Lakesha Campbell of Hilton Head Island Elementary works hard on her drawing.

(photo)
North Myrtle Beach student Bailey Phillips works on his submission to the program.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is our discussion and analysis of certain significant factors that have affected our financial position and operating results and those of our subsidiaries, Beach First National Bank and BFNB Trust, during the periods included in the accompanying financial statements. This commentary should be read in conjunction with the financial statements and the related notes and the other statistical information included in this Report.

Overview
Beach First National Bancshares, Inc. (the “Company”) is the parent company of Beach First National Bank, (the “Bank”) and Beach First National Trust (the “Trust”), both of which are wholly-owned subsidiaries. The trust was established exclusively for the issuance of junior subordinated debt which was used to capitalize the bank. The company’s primary business activities are conducted by the bank. We commenced operations on September 23, 1996 and completed our eighth full year of operations on December 31, 2004. From the outset, we have focused on serving the banking needs of small businesses and individuals, and we have emphasized our local management and ownership.

Walt Standish, our president and chief executive officer, completed his fifth full year at December 31, 2004. Under Mr. Standish’s leadership, we are continuing to expand and grow in our service markets. Our total assets have increased to $242.1 million at December 31, 2004, a 46.6% increase since December 31, 2003, and our net income was $1,435,922 for the year ended December 31, 2004, an increase of $426,991, or 42.3%, over the same period in 2003. We accomplished our first quarterly profit in the second quarter of 1999, and in 2001 our performance resulted in the first cumulative year of profitability.

The bank’s primary market areas are located along the coastal regions of South Carolina and predominately center on the Metro regions of Myrtle Beach and Hilton Head Island, South Carolina. We currently operate from six banking locations. In addition to the main office in Myrtle Beach, we have added five branches. We opened our Surfside branch in June 2001. In November 2002, we opened an office in North Myrtle Beach, and in February 2003, we opened an office in Hilton Head Island. In 2004, we opened an office in the Litchfield/Pawleys Island area of the Grand Strand and in early 2005, we opened our second office on the south end of Hilton Head Island. All of our branches are full service.

The following table sets forth selected measures of our financial performance for the periods indicated:

	At and for the Years Ended December 31,
	2004	2003	2002	2001
Net Income	1,435,922	1,008,931	707,271	459,294
Total Assets	242,091,345	165,093,036	118,408,825	80,784,815
Total Loans	191,481,765	135,612,193	93,300,352	63,203,643
Total Deposits	203,168,958	138,099,566	99,866,037	67,132,968
Retained Earnings	$3,153,939	$1,718,312	$709,390	$2,119

The following discussion describes our results of operations for 2004 as compared to 2003, and 2003 compared to 2002 and also analyzes our financial condition as of December 31, 2004 as compared to December 31, 2003. Like most community banks, we derive most of our income from interest we receive on our loans and investments. Our primary source of funds for making these loans and investments is our deposits and advances from Federal Home Loan Bank (FHLB), on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits and advances from FHLB. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities.

We have included a number of tables to assist in our description of these measures. For example, the “Average Balances, Income and Expenses, and Rates” table shows the average balance during 2004, 2003, and 2002 of each category of our assets and liabilities, as well as the yield we earned or the rate we paid with respect to each category. A review of this table shows that our loans typically provide higher interest yields than do other types of interest earning assets, which is why we intend to channel a substantial percentage of our earning assets into our loan portfolio. Similarly, the “Analysis of Changes in Net Interest Income” table helps demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the years shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included a

“Interest Sensitivity Analysis Table” to help explain this. Finally, we have included a number of tables that provide detail about our investment securities, our loans, our deposits and other borrowings.

Of course, there are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. In the “Loans and Allowance for Loan Losses” sections, we have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses and the allocation of this allowance among our various categories of loans.

In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers. We describe the various components of this noninterest income, as well as our noninterest expense, in the “Noninterest Income and Expense” section.

The following discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information also included in thisReport.

Critical Accounting Policies

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements. Our significant accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements.

Certain accounting policies involve significant judgments and assumptions by management which has a material impact on the carrying value of certain assets and liabilities. We consider such accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions we make, actual results could differ from these judgments and estimates. These differences could have a material impact on our carrying values of assets and liabilities and our results of operations.

We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to the section entitled “Provision and Allowance for Loan Losses” for a detailed description of our estimation process and methodology related to the allowance for loan losses.

Analysis of the Fiscal Years Ended December 31, 2002 and 2003 and 2004

Earnings Review

Overview.     For the year ended December 31, 2004, our net income was $1,435,922, or $.71 basic net income per common share, as compared to $1,008,931, or $.51 basic net income per common share, for the year ended December 31, 2003, and $707,271, or $0.36 basic net income per common share, for the year ended December 31, 2002. All per share data for all periods has been adjusted to reflect the 3-for-2 stock split effected in the form of a 50% stock dividend that we declared in 2004. The improvement in net income in 2004 reflects our growth, with average earning assets increasing 43.9% to $192.1 million during 2004 from $133.4 million during the same period of 2003. Return on average assets and return on average shareholders’ equity are key measures of earnings performance. Return on average assets for 2004 was 0.70% compared to 0.70% in 2003 and 0.75% in 2002. Return on average shareholders’ equity for 2004 was 9.10% verses 7.05% in 2003 and 5.24% in 2002. Our equity to assets ratio was 6.82% in 2004, 9.01% in 2003, and 11.67% in 2002.

We had total assets of $242.1 million at December 31, 2004, an increase of 46.6% from $165.1 million at December 31, 2003. Our total deposits increased to $203.2 million at December 31, 2004, up 47.1% from $138.1 million at December 31, 2003.

Net Interest Income

General. Our primary source of revenue is net interest income, which represents the difference between the income on interest-earning assets and expense on interest-bearing liabilities. Our net interest income increased $2.3 million, or 37.5%, to $8.3 million in 2004 from $6.0 million in 2003. Net interest income increased $1.7 million in 2003, from $4.3 million in 2002. The increase in net interest income was due primarily to the growth of our bank, as reflected in an increase in our average earning assets.

Net interest spread, the difference between the rate we earn on interest-earning assets and the rate we pay on interest-bearing liabilities, was 3.96% for the year ended December 31, 2004, compared to 4.12% for the year ended December 31, 2003, and 4.13% for the year ended December 31, 2002. Our net interest margin, which is net interest income divided by average interest-earning assets, was 4.30% for the year ended December 31, 2004, 4.51% for the year ended December 31, 2003, and 4.88% for the year ended December 31, 2002. The decrease in the net interest margin can be attributed to the decline in interest rates that began in late November 2002, and continued to historically low levels during 2003 and 2004. Even though our average rates on earning assets fell from the 2003 levels, we were able to mitigate the decline by further reducing our rates paid on our deposits.

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

Average Balances, Income and Expenses, and Rates

	For the year ended				For the year ended			For the year ended
	December 31, 2004				December 31, 2003			December 31, 2002
	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
Federal funds
sold, short term
investments and
trust preferred
securities	$6,201,758	$79,771	1.29%	$4,786,035	$49,637	1.04%	$4,519,786	$73,206	1.62%
Investment
securities	26,537,687	1,098,986	4.14%	12,187,267	519,128	4.26%	7,603,198	413,289	5.44%
Loans (1)	159,320,786	10,418,114	6.54%	116,469,211	7,927,496	6.81%	75,837,003	5,898,801	7.78%

Total earning
assets	$192,060,231	$11,596,871	6.04%	$133,442,513	$8,496,261	6.37%	$87,959,987	$6,385,296	$7.26%

Interest-bearing
deposits
IBCA	$6,181,823	$21,352	0.35%	$4,868,675	$22,012	0.45%	3,903,291	19,982	0.51%
MMA	38,995,499	684,525	1.76%	22,440,206	315,249	1.40%	21,519,407	490,095	2.28%
Savings	3,169,499	25,326	0.80%	3,073,608	25,204	0.82%	3,211,338	38,414	1.20%
CD's <$100,000	49,021,815	1,138,746	2.32%	38,409,656	1,034,572	2.69%	17,036,416	741,659	4.35%
CD's >$100,000	38,770,815	836,663	2.16%	29,885,297	736,175	2.46%	15,581,654	539,547	3.46%

IRA	3,593,938	92,946	2.59%	3,793,667	133,665	3.52%	3,652,567	194,056	5.31%

Total interest-
bearing
deposits	$139,733,389	$2,799,558	2.00%	$102,471,109	$2,266,877	2.21%	$64,904,673	$2,023,753	3.12%

Other borrowings	19,835,693	531,889	2.68%	7,676,230	216,040	2.81%	1,948,663	71,746	3.68%

Total
interest-
bearing
liabilities	$159,569,082	$3,331,447	2.08%	$110,147,339	$2,482,917	2.25%	$66,853,336	$2,095,499	3.13%

Net interest
spread			3.96%			4.12%			4.13%
Net interest
income/margin		$8,265,424	4.30%		$6,013,344	4.51%		$4,289,797	$4.88%

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

Analysis of Changes in Net Interest Income

	For the year ended December 31,			For the year ended December 31,
	2004 versus 2003			2003 versus 2002
	Volume (1)	Rate (1)	Net change	Volume (1)	Rate (1)	Net change
Federal funds sold and short
term investments and trust
preferred securities	$18,210	$11,924	$30,134	$2,761	$(26,330)	$(23,569)
Investment securities	594,284	(14,426)	579,858	195,263	(89,424)	105,839
Loans	2,802,099	(311,481)	2,490,618	2,765,638	(736,643)	2,028,995

Total earning assets	3,414,593	(313,983)	3,100,610	2,963,662	(852,397)	2,111,265
Interest-bearing deposits	746,550	(213,868)	532,682	831,048	(587,926)	243,122
Other borrowings	326,053	(10,205)	315,848	161,197	(16,601)	144,596

Total interest-bearing
liabilities	1,072,603	(224,073)	848,530	992,245	(604,527)	(387,718)

Net interest income	$2,341,990	$(89,911)	$2,252,080	$1,971,417	$(247,870)	$1,723,547

          (1) Volume-rate changes have been allocated to each category proportionately based on the percentage of the total change.

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

One monitoring technique we employ is the measurement of our interest rate sensitivity “gap,” which is the difference between the amount of interest-earning assets and interest-bearing liabilities that mature or may reprice within a given period of time. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and it is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. We generally would benefit from increasing market interest rates when we have an asset-sensitive, or a positive, interest rate gap and we would generally benefit from decreasing market interest rates when we have liability-sensitive, or a negative, interest rate gap. When measured on a “gap” basis, we are liability-sensitive over the cumulative one-year time frame and asset-sensitive after one year as of December 31, 2004. However, gap analysis is not a precise indicator of our interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but we believe those rates are significantly less interest-sensitive than market-based rates such as those paid on non-core deposits. Net interest income is also affected by other significant factors, including changes in the volume and mix of interest-earning assets and interest-bearing liabilities. We perform asset/liability modeling to assess the impact of varying interest rates and the impact that balance sheet mix assumptions will have on net interest income. We attempt to manage interest rate sensitivity by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities that reprice in the same time interval helps us to hedge risks and minimize the impact on net interest income of rising or falling interest rates. We evaluate interest sensitivity risk and then formulate guidelines regarding asset generation and repricing, funding sources and pricing, and off-balance sheet commitments in order to decrease interest rate sensitivity risk.

The following table summarizes the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2004, that are expected to mature, prepay, or reprice in each of the future time periods shown. Except as stated in the following tables, we determined the amount of assets or liabilities that mature or reprice during a particular period in accordance with the contractual terms of the asset or liability. We included adjustable rate loans in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and we included fixed rate loans in the periods in which we anticipate they will be repaid based on scheduled maturities. We included our savings accounts and interest-bearing demand accounts (interest bearing checking and money market deposit accounts), which are generally subject to immediate withdrawal, in the “Three Months or Less” category, although our historical experience has proven these deposits to be more stable over the course of a year.

Interest Sensitivity Analysis
December 31, 2004

	Within three	After three but	After one but
	months	within twelve months	within five years	After five years	Total

Assets
Earning assets:
Federal funds sold and short
term
investments	$463,069	$-	$-	$-	$463,069
Investments, including FHLB&
FRB	36,100	125,440	3,969,000	33,451,030	37,581,570
Total loans (1)	105,527,433	29,184,755	54,947,326	2,082,067	191,741,581

Total earning assets	$106,026,602	$29,310,195	$58,916,326	$35,533,097	$229,786,220

Liabilities
Interest-bearing liabilities
Money market and interest
checking	$73,682,792	$-	$-	$-	$73,682,792
Regular savings deposits	3,003,904	-	-	-	3,003,904
Time deposits < $100,000	$25,061,100	13,938,945	3,218,707	-	42,218,752
>$100,000	$25,143,933	21,343,235	5,326,203	-	51,723,371
Other borrowings	2,500,000	7,500,000	6,500,000	-	16,500,000
Junior Subordinated Debentures	-	-	-	5,155,000	5,155,000

Total interest-bearing
liabilities	$129,391,729	$42,782,180	$14,954,910	$5,155,000	$192,283,819

Period gap	$(23,365,127)	$(13,471,985)	$43,961,416	$30,378,097
Cumulative gap	$(23,365,127)	$(36,837,112)	$7,124,304	$37,502,401
Ratio of cumulative gap to total
earning assets	(10.17)%	(16.03)%	3.10%	16.32%

    (1)        Non-accrual loans in the amount of $76,826 are not included in the above table.

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

Certain nonperforming loans are individually assessed for impairment under SFAS No. 114 and assigned specific allocations. Other identified high-risk loans or credit relationships based on internal risk ratings are also individually assessed and assigned specific allocations.

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

Assessing the adequacy of the allowance is a process that requires considerable judgement. Management’s methodology and judgements are based on the information currently available and includes numerous assumptions about current events, which we believe to be reasonable, but which may or may not be valid. Thus, there can be no assurance that loan losses in future periods will not exceed the current allowance amount or that future increases in the allowance will not be required. No assurance can be given that management’s ongoing evaluation of the loan portfolio in light of changing economic conditions and other relevant circumstances will not require significant future additions to the allowance, thus adversely affecting the operating results of the Company. Management believes that the current level of the allowance for loan losses is presently adequate considering the composition of the loan portfolio, the portfolio’s loss experience, delinquency trends, current regional and local economic conditions and other factors.

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

At December 31, 2004, our allowance for loan losses was $2,421,839, or 1.26% of total outstanding loans, compared to an allowance for loans losses of $1,760,481, or 1.30% of outstanding loans, at December 31, 2003, and $1,275,778, or 1.37% at December 31, 2002.

Provision for Loan Losses

As a result of growth in loans receivable and the credit risk associated with problem loans, the Company’s provision for loan losses was $1,340,000 for 2004, $713,000 for 2003, and $539,000 for 2002. Loans delinquent 90 days or more were 0.04% of total loans at December 31, 2004, compared to 0.11% at December 31, 2003, and 0.05% at December 31, 2002. Management believes that the current level of the allowance for loan losses is adequate considering the composition of the loan portfolio, the portfolio’s loss experience, delinquency trends, current regional and local economic conditions and other factors. Also see “Non Performing Assets” and “Allowance for Loan Losses.”

Non Performing Assets

We discontinue accrual of interest on a loan when we conclude it is doubtful that we will be able to collect interest from the borrower. We reach this conclusion by taking into account factors such as the borrower’s financial condition, economic and business conditions, and the results of our previous collection efforts. Generally, we will place a delinquent loan in nonaccrual status when the loan becomes 90 days or more past due. When we place a loan in nonaccrual status, we reverse all interest which has been accrued on the loan but remains unpaid and we deduct this interest from earnings as a reduction of reported interest income. We do not accrue any additional interest on the loan balance until we conclude the collection of both principal and interest is reasonably certain. At December 31, 2004, there was one loan totaling $652 accruing interest which were 90 days or more past due and we had no restructured loans.

Non Performing Assets
(Dollars in Thousands)

		At December 31,
	2004	2003	2002	2001	2000
Nonaccrual loans
Commercial	$-	$198	$58	$-	$105
Real estate - construction	-	-	-	-	-
Real estate - mortgage	70	168	-	87	-
Consumer	7	-	-	29	-

Total	$77	$366	$58	$116	$105

Accruing loans which are contractually past due 90 days or more
Commercial	$-	$-	$-	$-	$-
Real estate - construction	-	-	-	-	-
Real estate - mortgage	-	-	-	-	-
Consumer	1	-	2	-	-
Total	$1	$-	$2	$-	$-

Total nonperforming loans	$78	$366	$60	$116	$105

Total nonaccrual loans to total
loans	0.04%	0.27%	0.06%	0.18%	0.23%
Total nonaccrual loans to total
assets	0.03%	0.22%	0.05%	0.14%	0.16%
Total nonperforming assets to
total assets	0.03%	0.22%	0.05%	0.14%	0.16%

We had three nonaccruing loans totaling $76,826 at December 31, 2004. One loan in the amount of $34,750 is a commercial loan secured by a first mortgage, one commercial loan in the amount of $35,235 secured by a first mortgage and a consumer loan in the amount of $6,841 secured by a vehicle. We had three nonaccruing loans totaling $366,326 at December 31, 2003. One loan in the amount of $168,148 is a commercial loan secured by a first mortgage, one commercial loan in the amount of $148,328 secured by an assignment of a lease, and a commercial loan in the amount of $49,850 secured by a piece of construction equipment. Interest income that would have been received for the years ended December 31, 2004 and 2003, had nonaccruing loans been current in accordance with their original terms amounted to $6,716 and $19,720, respectively. We did not have any other real estate owned at year end for the periods presented above.

We do not include loans that are current as to principal and interest in our nonperforming assets categories. However, we will still classify a current loan as a potential problem loan if we develop serious doubts about the borrower’s future performance under the terms of the loan contract. We consider the level of potential problem loans in our determination of the adequacy of the allowance for loan losses. At December 31, 2002, we did not have any loans we considered classified. At December 31, 2003, we had classified loans totaling $2,061,145 that we have classified substandard and have made a specific allocation in the allowance for loan losses. At December 31, 2004, we had classified loans totaling $3,869,625 and have made a specific allocation in the allowance for loan losses.

The following table sets forth certain information with respect to our allowance for loan losses and the composition of charge-offs and recoveries for the years ended December 31, 2000 to 2004.

Non Performing Assets
(Dollars in Thousands)

		At December 31,
	2004	2003	2002	2001	2000
Average loans outstanding	$159,321	$116,469	$75,837	$56,097	$39,032
Total loans outstanding at
period end	$191,482	$135,612	$93,300	63,204	$45,622

Total nonperforming loans	77	366	86	107	105

Beginning balance of allowance	$1,760	$1,276	$851	$569	409
Loans charged off:
Real Estate	126	62	-	112
Commercial	530	184	104	46	77
Consumer	27	2	11	32	14

Total loans charged off:	683	248	115	190	91
Recoveries:
Real Estate	-	18	1	5	-
Commercial	5	-	-	-	-
Consumer	-	1	-	-	-

Total recoveries:	5	19	1	5	-

Net loans charged off	678	229	114	185	91
Provision for loan losses	1,340	713	539	467	251

Balance at period end	$2,422	1,760	1,276	851	569

Net charge-offs to average loans	0.43%	0.20%	0.15%	0.33%	0.23%
Allowance as a percent of total
loans	1.26%	1.30%	1.37%	1.35%	1.25%
Nonperforming loans as a
percentage of allowance	3.18%	20.80%	6.74%	12.61%	18.41%
Ratio of net charge-offs to
average total loans
outstanding during the period	0.43%	0.20%	0.15%	0.33%	0.23%

        The following table sets forth the breakdown of the allowance for loan losses by loan category and the percentage of loans in each category to gross loans for the periods indicated. We believe that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of further losses and does not restrict the use of the allowance to absorb losses in any category.

Allocation of the Allowance for Loan Losses
at December 31,

	2004		2003		2002		2001		2000
Commercial	$437,506	17.3%	$413,067	22.8%	$323,672	26.3%	215,955	21.2%	$119,541	59.6%
RE Construction	200,039	8.5%	61,180	6.0%	26,148	3.7%	17,450	3.7%	28,462	7.9%
RE Mortgage	1,040,845	70.4%	706,221	66.0%	260,590	56.7%	173,906	64.9%	156,542	19.1%
Consumer	127,500	3.9%	96,860	5.2%	95,516	13.3%	63,757	10.2%	45,540	13.4%
Unallocated	615,950	-	483,154	-	569,852	-	380,154	-	219,300	-

Total allowance for
loan losses	$2,421,839	100.0%	$1,760,481	100.0%	$1,275,778	100.0%	$851,222	100.0%	$569,245	100.0%

Noninterest Income and Expense

Noninterest Income. Noninterest income increased to $1,037,425 for the year ended December 31, 2004, up 5.1% from $986,834 for the year ended December 31, 2003. Noninterest income increased 34.9% from $731,624 in 2002, to $986,834 in 2003. Service fees on deposit accounts, the largest component of noninterest income, increased 9.2% to $536,077 in 2004 from $490,694 in 2003. Service fee income increased $70,566, or 16.8%, in 2003 from $420,128 in 2002. Service fees on deposit accounts increased due to the growth in the number of deposit accounts and increased fee-related activities of customers. The net gain on the sale of investment securities was $37,395 for 2004, $134,530 for 2003, and $977 in 2002. The bank purchased bank owned life insurance in mid-2002 and income from cash value life insurance was $161,544 in 2004 and 2003 compared to $80,222 in 2002. Mortgage loan referral fee income for 2004 was $134,865 compared to $64,121 in 2003 and $34,703 for 2002. Other income increased 23.2% to $167,544 in 2004 from $135,945 in 2003, and increased 37.7% from $98,708 in 2002. Other income increased due to the increase in electronic transactions on debit cards.

Noninterest Expense. Noninterest expense totaled $5.7 million for the year ended December 31, 2004, up from $4.7 million for 2003, and $3.4 million for the year ended December 31, 2002. As a percentage of total assets, our total noninterest expenses decreased from 2.83% in 2002 and 2.84% in 2003 to 2.35% in 2004. While our total assets have grown at a 39.4% growth rate over 2002 and 46.6% over 2003, we have been able to manage our expenses while accommodating our growth. The increase in noninterest expense reflects an increase in most expense categories as a result of our growth to $242.1 million in total assets at the end of 2004 from $165.1 million at the end of 2003, and $118.4 million for the end of 2002. Salary and wages expense totaled $2.6 million in 2004, $2.1 million in 2003, and $1.5 million in 2002. Employee benefits were $501,347 in 2004, $400,579 in 2003, and $275,694 in 2002. We had 56 full-time equivalent employees at the end of 2004, an increase of 14 from the end of 2003 and an increase of 5 from the end of 2002. Staffing increases are primarily due to the opening of new branch offices in North Myrtle Beach, South Carolina during the fourth quarter of 2002, and in the Hilton Head Island office during the first quarter of 2003. In 2004, we added staff for the new branch office in the Litchfield/Pawleys Island area of South Carolina and began staffing for the second location in Hilton Head Island, which opened on January 3, 2005. Increases in personnel costs are also due to normal compensation adjustments, higher costs associated with group insurance coverage and certain incentive awards.

Advertising and public relations expenses continue to be a major expense item as we develop our presence in the new markets. In 2004, advertising and public relations expense increased $71,118 to $239,256 from $168,138 in 2003, and $117,077 in 2002. These increases in 2004 were due primarily to the promotion of the new Litchfield/Pawleys Island office that opened in July 2004, as well as special promotions in all markets. Professional fees increased $53,585 to $190,138 for 2004 compared to $136,553 in 2003 and $140,429 in 2002. This increase is due to the escalating cost of accounting, auditing and legal services in addition to increased regulatory fees.

Occupancy costs for the year ended December 31, 2004, were $476,736, compared to $362,202 in 2003, and $239,774 in 2002. These annual increases are the result of branch expansion and increased lease payments for most locations during these periods. See discussion of our leases in the notes to the consolidated financial statements.

Data processing fees increased in 2004 to $343,275 from $308,568 in 2003 and $215,397 in 2002. Data processing costs are primarily related to the volume of loan and deposit accounts and associated transaction activity. We feel our data processing costs are consistent with our expansion.

We experienced a 19.3% increase in other operating expenses in 2004 to $838,945, from $703,317 in 2003, and from $483,988 in 2002, principally as a result of an increase in operating expenses related to the new branch offices opened during these periods, along with other expenses associated with the expansion of loans and deposits. Specifically, credit and collection expenses increased $45,878, FDIC insurance increased $27,258, furniture and equipment increased $20,246, totaling $93,382 of the total increase of $135,629. Expenses related to the bank owned life insurance increased $10,001.

Income Taxes. Total income tax expense included in the Consolidated Statements of Income was $845,060 in 2004, $589,643 in 2003, and $419,220 in 2002. Our effective tax rates were 37% for all periods.

Financial ConditionLoans.     Loans are our largest component of earning assets and typically provide higher yields than our other types of earning assets. At December 31, 2004, loans represented 82.9% of average earning assets, representing a decrease over the 87.3% that they represented at the end of 2003. At December 31, 2004, net loans (gross loans less the allowance for loan losses and deferred loan fees) totaled $189.1 million, an increase of $55.2 million, or 41.2%, from December 31, 2003. Average gross loans increased 36.8% from $116.7 million with a yield of 6.81% in 2003, to $159.3 million with a yield of 6.54% in 2004. Average gross loans increased from $75.9 million with a yield of 7.78% in 2002. The decrease in yield on loans during these periods is due to the declining interest rate environment. Associated with the higher loan yields are the inherent credit and liquidity risks which we attempt to control and counterbalance. The interest rates we charge on loans vary with the degree of risk and the maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulations also influence interest rates.

Mortgage loans constitute the principal component of our loan portfolio. Mortgage loans represented 70.4% and 66.0% of our portfolio at year end 2004 and 2003, respectively. In the context of this discussion, a “real estate mortgage loan” is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. Most of our real estate loans are secured by residential or commercial property. We follow the common practice of financial institutions in our area of obtaining a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component. Generally, we limit our loan-to-value ratio to 80%. We attempt to maintain a relatively diversified loan portfolio to help reduce the risk inherent in concentrations of collateral.

The following table shows the composition of our loan portfolio by category at December 31, for the years indicated.

Composition of Loan Portfolio
At December 31

	2004		2003		2002		2001		2000
					(Dollars in thousand)
		% of		% of		% of		% of		% of
	Amount	Total	Amount	Total	Amount	Total	Amount	Total	Amount	Total
Commercial	$33,031	17.2%	$30,941	22.8%	$24,547	26.3%	$13,437	21.2%	$8,719	19.1%
Real estate – construction	16,255	8.5%	8,157	6.0%	3,486	3.7%	2,368	3.7%	3,604	7.9%
Real estate – mortgage	134,978	70.4%	89,723	66.0%	52,934	56.7%	41,051	64.9%	27,262	59.6%
Consumer	7,554	3.9%	7,066	5.2%	12,456	13.3%	6,422	10.2%	6,127	13.4%

Loans, gross	$191,818	100.0%	$135,887	100.0%	$93,424	100.0%	63,278	100.0%	$45,712	100.0%

Deferred loan fees	(336)		(275)		(123)		(74)		(90)
Allowance for loan losses	(2,422)		(1,760)		(1,276)		(851)		(569)

Loans, net	$189,060		$133,852		$92,025		$62,352		$45,053

The following tables set forth the maturity distribution, classified according to sensitivity to changes in interest rates, for selected components of our loan portfolio as of December 31, 2004. The information in this table is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of these loans is subject to review and credit approval, as well as modification of terms upon their maturity. Actual repayments of loans may differ from maturities reflected above because borrowers may have the right to prepay obligations with or without prepayment penalties.

Loan Maturity Schedule and Sensitivity to Changes in Interest Rates

December 31, 2004

	After one but
	One year or less	within five years	After five years	Total
Commercial	$14,161,240	$16,450,554	$2,419,424	$33,031,218
Real estate mortgage	52,644,600	64,487,831	17,845,555	134,977,986
Real estate construction	11,354,150	4,901,071	-	16,255,221
Consumer	2,005,430	5,278,313	270,239	7,553,982

Total	$80,165,420	$91,117,769	$20,535,218	$191,818,407

Fixed Interest Rate	$33,873,681	$56,640,334	$201,418	$90,715,433
Variable Interest Rate	46,291,739	34,477,435	20,333,800	101,102,974

Total	$80,165,420	$91,117,769	$20,535,218	$191,818,407

        Investment Securities. Investment securities at December 31, 2004 and December 31, 2003 averaged $26.5 million, representing 13.8% of average earning assets and $12.2 million, representing 9.1% of average earning assets, respectively. This increase is due to a leveraging of the securities portfolio during 2004. At December 31, 2004, our total portfolio had a book value of $37.8 million, and a market value of $37.6 million, for an unrealized net loss of $258,284. This compares to our market value of $11.9 million at December 31, 2003, and $7.6 million at December 31, 2002.

Investment SecuritiesAs
of December 31,

	2004	2003	2002
US Govt. Agencies	$14,582,103	$2,290,158	$2,782,152
Mortgage backed	21,620,267	9,627,916	4,770,130
Other	1,379,200	884,000	364,700

Total	$37,581,570	$12,802,074	$7,916,982

At December 31, 2004, short term investments totaled $463,069. At December 31, 2003, we had short-term investments of $4.6 million. At December 31, 2002, we had short-term investments of $5.4 million. These funds are generally invested in an earning capacity with maturities of six months or less in federal funds or in US Government Agency and mortgage backed securities with an average life of seven years or less.

Contractual maturities and yields on our investment securities (all available for sale) at December 31, 2004 are set forth on the following tables based on market values. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Investment Securities Maturity Distribution and Yields
December 31, 2004

			After one year		After five years
	Less than one year		through five years		through ten years		After ten years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
US Govt. Agencies	$ -	-	$3,969,000	4.07%	$10,130,404	4.49%	$482,700	5.19%
Mortgage-backed	-	-	-	-	4,940,800	3.75%	16,660,553	4.32%
Other	-	-	-	-	-	-	1,379,200	4.06%

Total	$ -	-%	$3,969,000	4.07%	$15,071,204	4.12%	$18,522,453	4.52%

Funding Sources
Deposits and Other Interest-Bearing Liabilities.Average total deposits were $166.8 million in 2004, up 37.6% from $121.7 million in 2003. Average interest-bearing deposits were $139.7 million in 2004, up 36.3% from $102.5 million in 2003. These increases were primarily a result of the continued expansion of the company.

Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for our loan portfolio and other earning assets. Our core deposits were $156.0 million at December 31, 2004, an increase of 52.5% compared to $102.3 million at December 31, 2003. We expect a stable base of deposits to continue to be our primary source of funding to meet both our short-term and long-term liquidity needs. Core deposits as a percentage of total deposits were approximately 76.8% at December 31, 2004 and 74.1% at December 31, 2003. Our loan-to-deposit ratio was 93.1% at December 31, 2004 versus 96.9% at December 31, 2003. The average loan-to-deposit ratio was 94.3% during 2004 and 94.5% during 2003.

The following table sets forth our deposits by category as of December 31, 2004 and 2003.

Deposits

	December 31, 2004		December 31, 2003
		Percent of		Percent of
	Amount	Deposits	Amount	Deposits
Demand deposit accounts	$32,540,139	16.0%	$23,454,124	17.0%
Interest bearing checking	7,770,363	3.8%	5,024,410	3.6%
Money market accounts	65,912,428	32.4%	22,074,665	16.0%
Savings accounts	3,003,904	1.5%	2,777,278	2.0%
Time deposits < $100,000	46,751,575	23.1%	48,988,981	35.5%
Time deposits > $100,000	47,190,549	23.2%	35,780,108	25.9%

Total deposits	$203,168,958	100.0%	$138,099,566	100.0%

The following table sets forth our deposits by category with the average balance and the average rate paid for each category. All of our deposits are domestic.

Average balances and rates
(thousands)

	2004		2003		2002		2001		2000
Non interest bearing
demand	$27,060	-%	$19,261	-%	$13,417	-%	$9,678	-%	$7,086	-%
Interest bearing demand	6,182	0.35%	4,869	0.45%	3,903	0.51%	2,960	1.97%	1,573	2.09%
Savings	3,169	0.80%	3,074	0.82%	3,211	1.20%	3,127	3.06%	3,844	4.77%
Money market	38,995	1.76%	22,440	1.40%	21,519	2.28%	13,061	3.59%	6,353	5.47%
Time deposits	91,387	2.36%	72,088	2.62%	36,271	3.99%	35,779	5.95%	29,508	6.19%

Total	$166,793		$121,732		$78,321		$64,605		$48,364

As of December 31, 2004, time deposits greater than $100,000 that matured within three months were $25.1 million, those over 3 months through 6 months were $3.4 million, those over 6 months through 12 months were $17,895 and time deposits greater than $100,000 that had a maturity greater than 12 months were $1.3 million.

Due to the seasonal nature of our market areas, deposit growth is strong during the summer months and loan demand usually reaches its peak during the winter months. Thus, we historically have a more favorable liquidity position during the summer months. To meet loan demand and liquidity needs during the winter months, we typically offer rate specials on deposits. Our deposit growth during the summer months is invested in temporary investments and short-term securities. Additionally, the company has access to other funding sources including federal funds purchased from correspondent banks and a line of credit with the Federal Home Loan Bank (FHLB).

Borrowings.     During 2004, we had average short-term borrowings of $16.8 million compared to $7.7 million in 2003 and $1.9 million in 2002. Total borrowings outstanding at December 31, 2004, were $16.5 million, at December 31, 2003, were $11.5 million and at December 31, 2002, were $4.0 million. The maximum amount outstanding during any month-end period at December 31, 2004 was $21.5 million with an average rate of 2.35%, at December 31, 2003, was $11.5 million at an average rate of 2.79% and at December 31, 2002, was $4.0 million with an average rate of 3.69%. These funds were obtained from the Federal Home Loan Bank to help fund our loan growth. For more information concerning borrowings from the FHLB, refer to Note 8 of the Notes to the Consolidated Financial Statements.

Capital Standards and Regulatory Matters

Junior subordinated debt. During 2004, we had average junior subordinated debt of $3.1 million compared to none in 2003 and 2002. Total junior subordinated debt outstanding at December 31, 2004, was $5.2 million. The maximum amount outstanding during any month-end period at December 31, 2004 was $5.2 million with an average rate of 4.45%. For more information concerning junior subordinated debt, refer to Note 9 of the Notes to the Consolidated Financial Statements.

We are subject to various regulatory capital requirements administered by our federal bank regulators. Under these capital guidelines, we must maintain a minimum total risk-based capital ratio of 8%, with at least 4% being Tier 1 capital. In our case, our Tier 1 capital consists of our common shareholders’ equity, although Tier 1 capital could also include other components, such as qualifying perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries. In addition, we must maintain a minimum Tier 1 leverage ratio (Tier 1 capital to total average assets) of at least 4%. To be considered “well-capitalized,” we must maintain total risk-based capital of at least 10%, Tier 1 capital of at least 6%, and a leverage ratio of at least 5%. For further information concerning the Bank’s and the Company’s capital standards, refer to Note 18 of the Notes to the Consolidated Financial Statements.

Liquidity Management

Our primary sources of liquidity are deposits, scheduled repayments on our loans, and interest on and maturities of our investments. All of our securities have been classified as available for sale. Occasionally, we might sell investment securities in connection with the management of our interest sensitivity gap or to manage cash availability. We may also utilize our cash and due from banks, security repurchase agreements, and federal funds sold to meet liquidity requirements as needed. In addition, we have the ability, on a short-term basis, to purchase federal funds from other financial institutions. Presently, we have made arrangements with commercial banks for short-term unsecured advances of up to $16.4 million. We also are eligible to receive advances from the Federal Home Loan Bank of Atlanta, subject to its approval. At December 31, 2004, the Bank had the ability to borrow an additional $3.9 million from the FHLB secured by a blanket lien on one to four family first mortgage loans. FHLB has approved borrowings up to 15% of the bank’s total assets less advances outstanding. The borrowings are available by pledging collateral and purchasing additional stock in the FHLB. We believe that our liquidity and ability to manage assets will be sufficient to meet our cash requirements over the near term.

Off-Balance Sheet Risk

Through the operations of our bank, we have made contractual commitments to extend credit in the ordinary course of our business activities. These commitments are legally binding agreements to lend money to our customers at predetermined interest rates for a specified period of time. At December 31, 2004, we had issued commitments to extend credit of $29.3 million through various types of commercial lending arrangements, of which $24.4 million was at variable rates. We evaluate each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

The commitments expire over the next 36 months. Past experience indicates that many of these commitments to extend credit will expire unused. However, as described in “Liquidity and Asset and Liability Management”, we believe that we have adequate sources of liquidity to fund commitments that may be drawn upon by borrowers.

In addition to commitments to extend credit, we also issue standby letters of credit which are assurances to a third party that they will not suffer a loss if our customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled $4.4 million at December 31, 2004. Past experience indicates that many of these standby letters of credit will expire unused. However, through our various sources of liquidity, we believe that we will have the necessary resources to meet these obligations should the need arise.

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

Elliott Davis, LLC, as independent certified public accountants, is engaged to provide an objective, independent review as to management’s discharge of its responsibilities relating to the fairness of reported operating results and financial condition. They have an understanding of the Company’s accounting and financial controls and conduct such tests and related procedures as they deem appropriate to arrive at an opinion of the fairness of the financial statements. Their opinion is included as a part of the Company’s 2004 Annual Report on Form 10-KSB.

Our management is committed to, and has always maintained and enforced, a philosophy of high ethical standards in the conduct of its business. The policies covering conflicts of interest, community affairs, and other subjects, are uniformly applicable to all officers and employees of our Company.

Beach First National Bancshares, Inc.
Myrtle Beach, South Carolina
March 19, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Beach First National Bancshares, Inc.
Myrtle Beach, South Carolina

We have audited the accompanying consolidated balance sheets of Beach First National Bancshares, Inc. (the Company) and Subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income and cash flows for each of the years in the three year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beach First National Bancshares, Inc. and Subsidiaries at December 31, 2004 and 2003 and the results of their operations and cash flows for each of the years in the three year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Elliott Davis, LLC
Elliott Davis, LLC
Columbia, South Carolina
January 21, 2005

Beach First National Bancshares, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31,
	2004	2003
Assets
Cash and due from banks	$4,824,176	$4,886,682
Federal funds sold and short term investments	463,069	4,598,520
Investment securities	36,202,370	11,918,074
Loans, net	189,059,926	133,851,712
Federal Reserve Bank stock	309,000	309,000
Federal Home Loan Bank stock	1,070,200	575,000
Property and equipment, net	4,681,812	4,477,943
Cash value of life insurance	3,230,950	3,076,570
Other assets	2,249,842	1,399,535

Total assets	$242,091,345	$165,093,036

Liabilities and shareholders' equity
Liabilities
Deposits
Non-interesting bearing	$32,540,139	$23,454,124
Interest bearing	170,628,819	114,645,442

Total deposits	203,168,958	138,099,566
Advances from Federal Home Loan Bank	16,500,000	11,500,000
Junior subordinated debentures	5,155,000	-
Other liabilities	934,425	760,577

Total liabilities	225,758,383	150,360,143
Commitments and contingencies - Notes 10 and 14
Shareholders' equity
Common stock, $1 par value, 10,000,000 shares authorized,
2,013,508 shares issued and outstanding at December
31, 2004 and 1,323,768 at December 31, 2003	2,013,508	1,323,768
Paid-in capital	11,335,982	11,837,299
Retained earnings	3,153,939	11,718,321
Accumulated other comprehensive loss	(170,467)	(146,495)

Total shareholders' equity	16,332,962	14,732,893

Total liabilities and shareholders' equity	$242,091,345	$165,093,036

The accompanying notes are an integral part of these consolidated financial statements.

Beach First National Bancshares, Inc. and Subsidiaries
Consolidated Statements of Income

	For the years ended December 31,
	2004	2003	2002
Interest income
Loans and fees on loans	$10,418,114	$7,927,496	$5,898,801
Investment securities	1,098,986	519,128	413,289
Federal funds sold and short term investments	75,702	49,637	73,206
Other	4,069	-	-

Total interest income	11,596,871	8,496,261	6,385,296
Interest expense
Deposits	2,799,558	2,266,877	2,023,753
Advances from FHLB and federal funds purchased	394,946	216,040	71,746
Junior subordinated debentures	136,943	-	-

Total interest expense	3,331,447	2,482,917	2,095,499
Net interest income	8,265,424	6,013,344	4,289,797
Provision for loan losses	1,340,000	713,000	539,000

Net interest income after provision for
loan losses	6,925,424	5,300,344	3,750,797

Noninterest income
Service fees on deposit accounts	536,077	490,694	420,128
Gain on sale of loan	-	-	96,886
Gain on sale of investment securities	37,395	134,530	977
Income from cash value life insurance	161,544	161,544	80,222
Mortgage loan referral fees	134,865	64,121	34,703
Other income	167,544	135,945	98,708

Total noninterest income	1,037,425	986,834	731,624

Noninterest expenses
Salaries and wages	2,556,452	2,074,934	1,468,357
Employee benefits	501,347	400,579	275,694
Supplies and printing	89,560	105,704	94,624
Advertising and public relations	239,256	168,138	117,077
Professional fees	190,138	136,553	140,429
Depreciation and amortization	446,158	428,609	320,590
Occupancy	476,736	362,202	239,774
Data processing fees	343,275	308,568	215,397
Other operating expenses	838,945	703,317	483,988

Total noninterest expenses	5,681,867	4,688,604	3,355,930

Income before income taxes	2,280,982	1,598,574	1,126,491
Income tax expense	845,060	589,643	419,220

Net income	$1,435,922	$1,008,931	$707,271

Basic net income per common share	$.71	$.51	$0.36
Diluted net income per common share	$.69	$.50	$0.36
Weighted average common shares outstanding:
Basic	2,010,662	1,978,252	1,977,552

Diluted	2,089,287	2,015,103	1,987,468

The accompanying notes are an integral part of these consolidated financial statements.

Beach First National Bancshares, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income

					Accumulated
					other	Total
	Common stock		Paid-in	Retained	comprehensive	shareholders'
	Shares	Amount	capital	earnings	Income (loss)	equity
Balance, December 31, 2001	1,318,368	1,318,368	11,787,899	2,119	40,444	13,148,830
Net income	-	-	-	707,271	-	707,271
Other comprehensive income, net of
taxes:
Unrealized gain on investment
securities	-	-	-	-	72,912
Plus reclassification adjustments
for gains included in net income	-	-	-	-	(645)	72,267

Comprehensive income	-	-	-	-	-	779,538

Balance, December 31, 2002	1,318,368	1,318,368	11,787,899	709,390	112,711	13,928,368

Net income	-	-	-	1,008,931	-	1,008,931
Other comprehensive income, net of
taxes:	-	-	-	-	-
Unrealized loss on investment
securities	-	-	-	-	(170,416)
Plus reclassification adjustments
for gains included in net income	-	-	-	-	(88,790)	(259,206)
Comprehensive income	-	-	-	-	-	749,725
Exercise of stock options	5,400	5,400	49,400	-	-	54,800

Balance, December 31, 2003	1,323,768	1,323,768	11,837,299	1,718,321	(146,495)	14,732,893

Net income	-	-	-	1,435,922	-	1,435,922
Other comprehensive income, net of
taxes:	-	-	-	-	-
Unrealized gain on investment
securities	-	-	-	-	709
Plus reclassification adjustments	-	-	-	-
for gains included in net income	-	-	-	-	(24,681)	(23,972)

Comprehensive income
	-	-	-	-	-	1,411,950

Exercise of stock options	18,750	18,750	169,673	-	-	188,423
3-for-2 stock split	670,990	670,990	(670,990)	(304)	-	(304)

Balance, December 31, 2004	2,013,508	$2,013,508	$11,335,982	$3,153,939	$(170,467)	$16,332,962

The accompanying notes are an integral part of these consolidated financial statements.

Beach First National Bancshares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	For the years ended December 31,
	2004	2003	2002
Operating income
Operating activities
Net income	$1,435,922	$1,008,931	$707,271
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	446,158	428,609	320,590
Accretion of deferred loan fees	(534,553)	(273,122)	(116,211)
Discount accretion and premium amortization	5,776	30,283	2,939
Deferred income taxes	(197,073)	(132,306)	186,161
Provision for loan losses	1,340,000	713,000	539,000
Loss on sale of property and equipment	513	-	-
Gain on sale of investment securities	(37,395)	(134,530)	(976)
Investment in Beach First National Trust	(155,000)	-	-
Decrease (increase) in other assets	(640,263)	1,584,049	(538,937)
Increase in other liabilities	173,848	146,157	551,543

Net cash provided by operating activities	1,837,933	3,371,071	1,651,380

Investing activities
Proceeds from sale of investment securities	5,034,461	8,021,325	4,319,905
Purchase of investment securities	(29,323,461)	(12,805,865)	(6,119,903)
Purchase of FHLB stock	(495,200)	(375,000)	(55,900)
Purchase of Federal Reserve stock	-	(144,300)	-
Decrease (increase) in Federal funds sold and short term
investments	4,135,451	(830,694)	250,077
Increase in loans, net	(56,013,661)	(42,267,016)	(30,094,942)
Purchase of property and equipment	(657,540)	(328,782)	(2,250,808)
Proceeds from sale of property and equipment	7,000	-	-
Purchase of life insurance contracts	-	-	(2,922,190)

Net cash used by investing activities	(77,312,950)	(48,730,332)	(36,873,761)
Financing activities
Advances from Federal Home Loan Bank	5,000,000	7,500,000	4,000,000
Net increase in deposits	65,069,392	38,233,529	32,292,929
Advances from junior subordinated debentures	5,155,000	-	-
Exercise of stock options	188,423	54,800	-
Cash paid in lieu of fractional shares	(304)	-	-

Net cash provided by financing activities	75,412,511	45,788,329	36,292,929

Net (decrease) increase in cash	(62,506)	429,068	1,070,548
Cash and cash equivalents at beginning of year	4,886,682	4,457,614	3,387,066

Cash and cash equivalents at end of year	$4,824,176	$4,886,682	$4,457,614

Cash paid for
Interest	$3,183,507	$2,502,644	$2,095,499

Income taxes	$916,740	$480,360	$419,220

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Beach First National Bancshares, Inc. (the “Company”) is organized under the laws of the State of South Carolina for the purpose of operating as a bank holding company for Beach First National Bank (the “Bank”) and Beach First National Trust (the “Trust”). The Bank provides full commercial banking services to customers and is subject to regulation by the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation. The Company is subject to regulation by the Federal Reserve Board. The Trust is a special purpose subsidiary organized for the sole purpose of issuing trust preferred securities.

Basis of presentation - The consolidated financial statements include the accounts of the Company, the Bank, and the Trust. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. The Company uses the accrual basis of accounting.

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

Concentrations of credit risk - The Company, through the Bank, makes loans to individuals and businesses in and around Horry County and Beaufort County for various personal and commercial purposes. The Company has a diversified loan portfolio and the borrowers’ ability to repay their loans is not dependent upon any specific economic sector.

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

Allowance for loan losses - The provision for loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate allowance to meet the present and foreseeable risk characteristics of the current loan portfolio. Management’s judgement is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses and prevailing and anticipated economic conditions. Loans which are determined to be uncollectible are charged against the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance. Management considers the year-end allowance appropriate and adequate to cover probable losses in the loan portfolio; however, management’s judgement is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.

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

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting. As of December 31, 2004 and 2003, the Company had no impaired loans.

Real estate acquired in settlement of loans - Real estate acquired through foreclosure is initially recorded at the lower of cost or estimated fair value. Subsequent to the date of acquisition, it is carried at the lower of cost or fair value, adjusted for net selling costs. Fair values of real estate owned are reviewed regularly and writedowns are recorded when it is determined that the carrying value of real estate exceeds the fair

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES- Continued

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

Advertising and public relations expense - Advertising, promotional, and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Earnings per share - Basic is computed by dividing net income by the weighted average number of common shares outstanding. Earnings per share — diluted is computed by dividing net income by the weighted average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. All share amounts have been adjusted for the 3-for-2 stock split recorded in 2004. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options.

	For the years ended December 31,
	2004	2003	2002
Basic earnings per share:
Net income available to common shareholders	$1,435,922	$1,008,931	$707,271

Average common shares outstanding - basic	2,010,662	1,978,252	1,977,552

Basic earnings per share	$.71	$.51	$.36

Diluted earnings per share:
Net income available to common shareholders	$1,435,922	$1,008,931	$707,271

Average common shares outstanding - basic	2,010,662	1,978,252	1,977,552
Incremental shares from assumed conversion
of stock options	78,625	36,851	9,916

Average common shares outstanding - diluted	2,089,287	2,015,103	1,987,468

Diluted earnings per share	$.69	$.50	$.36

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES - Continued

Stock Based Compensation - The Company has a stock-based employee compensation plan which is further described in Note 16. The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all stock options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and net income per common share as if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

	For the years ended December 31,
	2004	2003	2002
Net income, as reported	$1,435,922	$1,008,931	$707,271
Deduct: Total stock-based employee
compensation expense determined
under fair value based method
for all awards, net of related tax	340,488	120,360	39,861
effects	-	-	-

Pro forma net income	$1,095,434	$888,571	$667,410

Net income per common share
Basic - as reported	$.71	$.51	$.36

Basic - pro forma	$.54	$.45	$.34

Diluted - as reported	$.69	$.50	$.36

Diluted - pro forma	$.52	$.44	$.34

Reclassifications - Certain previously reported amounts have been reclassified to conform to the current year presentation. Such changes had no effect on previously reported net income or shareholders’ equity.

Recently issued accounting pronouncements - In April 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and loan commitments that relate to the origination of mortgage loans held for sale, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to a language used in FASB Interpretation (“FIN”) No. 45, and amends certain other existing pronouncements. The pronouncement was generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have any impact on the financial condition or operating results of the Company.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires an issuer to classify certain financial instruments that include certain obligations, such as mandatory redemption, repurchase of the issuer’s equity, or settlement by issuing equity, previously classified as equity, as liabilities or assets in some circumstances. SFAS No. 150 was generally effective

Recently issued accounting pronouncements, continued

for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities which are subject to the provisions of SFAS No. 150 for the first fiscal period beginning after December 15, 2003. The adoption of SFAS No. 150 did not have any impact on the financial condition or operating results of the Company.

In December 2004, the FASB issued SFAS No. 153, “Exchange of Nonmonetary Assets, an amendment of APB Opinion Mo. 29, Accounting for Nonmonetary Transactions.” The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured on the fair value of the assets exchanges. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, Accounting Principles Board (“APB”) Opinion No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same productive asset should be based on the recorded amount of the asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. APB Opinion No. 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. SFAS No. 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of this statement shall be applied prospectively. The adoption of this statement is not expected to have a material impact on the financial condition or operating results of the Company.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123 (R)”). SFAS No. 123(R) will require companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its financial statements. In addition, the adoption of SFAS No. 123(R) requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share based payment arrangements. SFAS No. 123(R) is effective beginning as of the first interim or annual reporting period beginning after June 15, 2005. The Company is currently evaluating the impact that the adoption of SFAS No. 123(R) will have on its financial position, results of operations and cash flows. The cumulative effect of adoption, if any, will be measured and recognized in the statement of operations on the date of adoption.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees and warranties that it has issued. FIN 45 requires a company, at the time it issues a guarantee to recognize an initial liability for the fair value of obligations assumed under the guarantee. The initial recognition requirement of FIN No. 45 were effective for guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for financial statements for periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on the Company’s financial position or results of operations.

In December 2003, the FASB Issued Fin No. 46 (revised), “Consolidation of Variable Interest Entities” (“FIN No. 46(R)”), which addresses consolidation by business enterprises of variable interest entities. FIN No. 46(R) requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. FIN No. 46(R) also requires disclosure about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN No. 46(R) provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN No. 46(R) applied immediately to variable interest entities created after January 31, 2003. The consolidation requirements applied to the

Recently issued accounting pronouncements, continued

Company’s existing variable interest entities in the first reporting period ending March 31, 2004. Certain of the disclosure requirements applied to all financial statements issued after December 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN No. 46(R) did not have a material impact on the Company’s financial position or results of operations.

In November 2003, the Emerging Issues Task Force (“EITF”) reached a consensus that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available for sale or held to maturity under SFAS No. 115 and SFAS No. 124 that are impaired at the balance sheet date but which other-than-temporary impairments has not been recognized. Accordingly EITF issued EITF No. 03-1, “The Meaning of Other-Than-Temporary Impairments and Its Application to Certain Investments.” This issue addresses the meaning of other-than-temporary impairments and its application to investments classified as either available for sale or held to maturity under SFAS No. 115 and provides guidance on quantitative and qualitative disclosures. The disclosure requirement of EITF No. 03-1 are effective for annual financial statements for fiscal years ending after June 15, 2004. The effective date for the measurement and recognition of EITF No. 03-1 had been delayed. The FASB staff has issued a proposed Board-directed FASB Staff Position (“FSP”), FSP EITF 03-1-a, “Implementation Guidance for the Application of Paragraph 16 of Issue No. 03-1.” The proposed FSP would provide implementation guidance with respect to debt securities that are impaired solely due to interest rates and/or sector spreads and analyzed for other-than-temporary impairments under the measurement and recognition requirements of EITF No. 03-1. The delay of the effective date for the measurement and recognition requirements of EITF No. 03-1 will be superseded with the final issuance of FSP EITF 03-1-a. Adopting the disclosure provisions of EITF No. 03-1 did not have any impact on the Company’s financial position or results of operations.

In March 2004, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 105, “Application of Accounting Principles to Loan Commitments,” to inform registrants of the Staff’s view that the fair value of the recorded loan commitments should not consider the expected future cash flows related to the associated servicing of the future loan. The provisions of SAB No. 105 must be applied to loan commitments accounted for as derivatives that are entered into after March 31, 2004. The Staff will not object to the application of existing accounting practices to loan commitments accounted for as derivatives that are entered into on or before March 31, 2004, with appropriate disclosures. The Company adopted the provision of SAB No. 105 on April 1, 2004. The adoption of SAB No. 105 did not have a material impact on the Company’s financial condition or results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 2 — RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank or on deposit with the Federal Reserve Bank. At December 31, 2004 and 2003, these required reserves were met by vault cash.

NOTE 3 – INVESTMENT SECURITIES

The amortized costs and fair value of available for sale investment securities are as follows:

	December 31, 2004
	Amortized	Gross unrealized		Fair
	cost	gains	losses	value
Federal agencies	$14,577,722	$37,280	$32,899	$14,582,103
Mortgage-backed	21,882,932	56,853	319,518	21,620,267

Total securities	$36,460,654	$94,133	$352,417	$36,202,370

	December 31, 2003
	Amortized	Gross unrealized		Fair
	cost	gains	losses	value
Federal agencies	$2,306,092	$6,097	$22,031	$2,290,158
Mortgage-backed	9,833,943	16,045	222,072	9,627,916

Total securities	$12,140,035	$22,142	$244,103	$11,918,074

The amortized costs and fair values of investment securities at December 31, 2004, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities are presented as a separate line since pay downs are expected before contractual maturity dates.

	Amortized cost	Fair values
Due after one year through five years	$3,976,024	$3,969,000
Due after five through ten years	10,122,189	10,130,403
Due after ten years	479,509	482,700

Sub-total	14,577,722	14,582,103
Mortgage-backed	21,882,932	21,620,267

Total securities	$36,460,654	$36,202,370

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004.

	Less than 12 months		12 months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Federal Agencies	$4,679,304	$32,899	$-	$-	$4,679,304	$32,899
Mortgage backed securities	18,045,351	319,518	-	-	18,045,351	319,518

Total	$22,724,655	$352,417	$-	$-	$22,724,655	$352,417

The amortized cost and fair value of securities pledged as collateral for public funds and other purposes as of December 31, 2004 and 2003 were $30,219,563 and $29,949,946 and $9,032,389 and $8,925,491, respectively.

For the years ended December 31, 2004, 2003 and 2002, proceeds from sales of securities available for sale amounted to $5,034,461, $8,021,325, and $4,319,905, respectively. Gross realized gains amounted to $37,395, $134,530, and $976, respectively. There were no gross realized losses during these periods.

NOTE 4 — LOANS

The composition of net loans by major loan category is presented below:

	December 31,
	2004	2003
Commercial	$33,031,218	$30,941,047
Real estate - construction	16,255,221	8,157,383
Real estate - mortgage	134,977,986	89,722,793
Consumer	7,553,982	7,065,618

	191,818,407	135,886,841

Less:
Allowance for loan losses	2,421,839	1,760,481
Deferred loan fees	336,642	274,648

	2,758,481	2,035,129

Loans, net	$189,059,926	$133,851,712

At December 31, 2004 and 2003, nonaccrual loans were $76,826 and $366,326, respectively. Foregone interest income on nonaccrual loans in 2004, 2003, and 2002, was an insignificant amount.

NOTE 5 — ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is available to absorb future loan charge-offs. The allowance is increased by provisions charged to operating expenses and by recoveries of loans which were previously written-off. The allowance is decreased by the aggregate loan balances, if any, which were deemed uncollectible during the year.

Activity within the allowance for loan losses account follows:

	For the years ended December 31,
	2004	2003	2002
Balance, beginning of year	$1,760,481	$1,275,778	$851,222
Recoveries of loans previously charged
against the allowance	4,964	20,088	1,364
Provision for loan losses	1,340,000	713,000	539,000
Loans charged against the allowance	(683,606)	(248,385)	(115,808)

Balance, end of year	$2,421,839	$1,760,481	$1,275,778

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Components of property and equipment included in the consolidated balance sheets are as follows:

	December 31,
	2004	2003
Land	$1,449,555	$1,449,555
Buildings and improvements	2,553,839	2,516,640
Furniture and equipment	1,688,488	1,365,305
Software	536,105	495,479
Construction in progress	248,040	32,301

	6,476,027	5,859,280
Accumulated depreciation	(1,794,215)	(1,381,337)

Total property and equipment	$4,681,812	$4,477,943

Depreciation expense for the years ended December 31, 2004, 2003, and 2002 amounted to $446,158, $428,609, and $320,590, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

Type of Asset	Life in Years	Depreciation Method
Software	3 to 5	Straight-line
Furniture and equipment	5 to 7	Straight-line
Buildings and improvements	5 to 40	Straight-line

The Bank has entered into non-cancelable operating leases related to land and buildings. At December 31, 2004, future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

2005	$ 276,507
2006	473,203
2007	402,299
2008	412,995
2009	417,690
Thereafter	$ 3,325,143
$ 5,307,837

Total rental expense amounted to $293,098, $205,412 and $118,617 for the years ended December 31, 2004, 2003, and 2002.

The bank leases land for the Surfside Beach branch location. The operating lease was originated on June 1, 2001 with an initial term of 20 years. The lease is renewable at the Company’s option for two additional periods of five years each. The lease term requires monthly payments of $5,534. Monthly payments increase each year for the first ten years, then increase on the anniversary date of years eleven and sixteen.

The bank also leases land for the North Myrtle Beach branch location. The operating lease was originated on November 1, 2002, with an initial term of 20 years. The lease is renewable at the Company’s option for four successive periods of five years each. The lease term requires monthly payments of $5,416. Monthly payments increase on the anniversary date of years eleven and sixteen.

The bank also leases an office building for the first Hilton Head Island branch location. The operating lease was originated on March 1, 2003, with an initial term of 10 years. The lease term requires monthly payments of $4,500. Monthly payments increase on the anniversary date every two years.

NOTE 6 - PROPERTY AND EQUIPMENT - Continued

The bank also leases an office building for the Litchfield branch location. The operating lease was originated on April 1, 2004, with a term of five years. The lease contains five options to renew the term of the lease for five years each. The lease term requires monthly payments of $3,900 each. Monthly payments increase at the beginning of an option period.

The bank also leases an office building for a second Hilton Head branch location. The operating lease was originated on October 18, 2004, with a term of 15 years. The lease term requires monthly payments of $11,000 through October 2005. Monthly payments increase on the anniversary date of years two, three, and six.

The bank also leases an office building for the operational areas of the bank. The operating lease was originated on May 7, 2004, with a term of one year. The lease contains two options to renew the term of the lease for six months each. The lease requires monthly payments of $7,000.

NOTE 7 - DEPOSITS

The following is a detail of the deposit accounts:

	December 31,
	2004	2003
Non-interest bearing	$32,540,139	$23,454,124
Interest bearing:
Interest bearing checking accounts	7,770,362	5,024,410
Money market accounts	65,912,429	22,074,665
Savings	3,003,904	2,777,278
Time, less than $100,000	46,751,575	48,988,981
Time, $100,000 and over	47,190,549	35,780,108

Total deposits	$203,168,958	$138,099,566

At December 31, 2004 and 2003, $3,957,000 of time deposits less than $100,000 consisted of brokered deposits. Interest expense on time deposits greater than $100,000 was $866,990 in 2004, $776,857 in 2003, and $603,427 in 2002.

At December 31, 2004, the scheduled maturities of time deposits are as follows:

2005	$ 85,487,215
2006	7,487,526
2007	388,113
2008	446,953
2009	132,317
2010	-

$ 93,942,124

NOTE 8 - ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank (“FHLB”) at December 31 are summarized below:

FHLB	Current	Maturity
Description	Rate	Date	Call Date	2004	2003
CIP/EDP	1.88%	02/28/2005		$2,500,000	$2,500,000
CIP/EDP	3.69%	07/11/2005		4,000,000	4,000,000
Convertible	1.86%	09/29/2008	09/29/2005	5,000,000	5,000,000
Fixed Rate Credit	1.93%	08/17/2005		3,500,000	-
Fixed Rate Credit	2.25%	02/17/2006		1,500,000	-

				$16,500,000	$11,500,000

The advances were collateralized by one to four family residential mortgage loans, US agency securities and FHLB stock. Additional borrowings are available by pledging additional collateral and purchasing additional stock in the FHLB.

NOTE 9 - JUNIOR SUBORDINATED DEBENTURES

On May 27, 2004, Beach First National Trust (the “Trust”), wholly-owned subsidiary of the Company, issued and sold floating rate capital securities of the trust (the “Capital Securities”), which are reported on the consolidated balance sheet as junior subordinated debentures, generating proceeds of $5.0 million. The Trust loaned these proceeds to the Company to use for general corporate purposes, primarily to provide capital to the Bank. The debentures qualify as Tier 1 capital under Federal Reserve Board guidelines.

Debt issuance costs, net of accumulated amortization, from junior subordinated debentures totaled $23,333 at December 31, 2004, and is included in other assets on the consolidated balance sheet. Amortization of debt issuance costs from trust preferred debt totaled $1,667 for the year ended December 31, 2004, and is reported in other noninterest expense on the consolidated statement of income.

The Capital Securities in the transaction accrue and pay distributions annually at a rate per annum equal to the three-month LIBOR plus 270 basis points, which was 4.80% at December 31, 2004. The distribution rate payable on the Capital Securities is cumulative and payable quarterly in arrears. The Company has the right, subject to events of default, to defer payments of interest on the Capital Securities for a period not to exceed 20 consecutive quarterly periods, provided that no extension period may extend beyond the maturity date of July 23, 2034. The Company has no current intention to exercise its right to defer payments of interest on the Capital Securities.

The Capital Securities mature or are mandatorily redeemable upon maturity on May 27, 2034, and or upon earlier optional redemption as provided in the indenture. The Company has the right to redeem the Capital Securities in whole or in part, on or after May 27, 2009. The Company may also redeem the capital securities prior to such dates upon occurrence of specified conditions and the payment of a redemption premium

NOTE 10 — UNUSED LINES OF CREDIT

At December 31, 2004, the Bank had $16,400,000 of lines of credit to purchase federal funds from unrelated banks. These lines of credit are available on a one to fourteen day basis for general corporate purposes of the Bank. All of the lenders have reserved the right to withdraw these lines at their option.

NOTE 10 - UNUSED LINES OF CREDIT, Continued

At December 31, 2004, the Bank had the ability to borrow an additional $3.9 million from the FHLB secured by a blanket lien on one to four family first mortgage loans and $9.3 million secured by U S Government Agency securities. FHLB has approved borrowings up to 15% of the bank’s total assets less advances outstanding. The borrowings are available by pledging collateral and purchasing additional stock in the FHLB.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

The Company is party to litigation and claims arising in the normal course of business. As of December 31, 2004, there is no litigation pending.

Refer to Note 14 concerning financial instruments with off balance sheet risk.

NOTE 12 - INCOME TAXES

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes for the years ended December 31:

	2004	2003	2002
Income taxes currently payable
Federal	$937,398	$676,770	$516,110
State	104,735	45,179	31,762

	1,042,133	721,949	547,872

Deferred taxes
Allowance for loan losses	(168,461)	(87,082)	(133,965)
Depreciation	35,450	86,982	5,313
Loan origination fees	(21,078)	(93,380)	-
Deferred compensation	(33,685)	(35,135)	-
Other	(9,299)	(3,691)	-

	(197,073)	(132,306)	(128,652)

Income tax expense	$845,060	$589,643	$419,220

The income tax effect of cumulative temporary differences at December 31, are as follows:

	Deferred tax asset (liability)
	2004	2003
Allowance for loan losses	$671,986	$503,525
Unrealized gain on investment securities	87,817	82,126
Depreciation	(160,865)	(125,415)
Loan origination fees	114,458	93,380
Deferred compensation	68,820	35,135
Other	12,990	3,691

Net deferred tax asset	$795,206	$592,442

The net deferred tax asset is reported in other assets in the balance sheets at December 31, 2004 and 2003. The recognition of a net deferred tax asset is dependent upon a “more likely than not” expectation of the realization of the deferred tax asset, based upon the analysis of the available evidence. A valuation allowance is required to sufficiently reduce the deferred tax asset to the amount that is expected to be realized through future realization of profits on a “more likely than not” basis. The analysis of available

NOTE 12 - INCOME TAXES, - Continued

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

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes for the years ended December 31, as follows:

	2004		2003		2002
	Amount	%	Amount	%	Amount	%
Tax expense at statutory rate	$775,534	34%	$543,515	34%	$383,007	34%
Increase (decrease) in taxes
Resulting from:
State bank tax (net of
federal benefit)	45,458	2	29,818	2	20,963	2
Other	24,068	1	16,310	1	15,250	1

Tax provision	$845,060	37%	$589,643	37%	$419,220	37%

NOTE 13 — RELATED PARTY TRANSACTIONS

Certain directors, executive officers and companies with which they are affiliated, are customers of and have banking transactions with the Bank in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions.

A summary of loan transactions with directors, including their affiliates, and executive officers follows:

	For the years ended December 31,
	2004	2003	2002
Balance, beginning of year	$6,240,929	$6,388,465	$5,769,980
New loans	5,082,159	3,123,673	1,148,028
Less loan payments	4,911,535	3,271,209	529,543

Balance, end of year	$6,411,553	$6,240,929	$6,388,465

Deposits by directors, including their affiliates and executive officers, at December 31, 2004 and 2003, approximated $9,096,272 and $11,053,909, respectively.

NOTE 14 — FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2004, unfunded commitments to extend credit were $29,272,219 of which $4,903,811 were at fixed rates and $24,368,408 were at variable rates. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

At December 31, 2004, there were commitments totaling $4,429,388 for letters of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities, and property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

NOTE 15 - EMPLOYEE BENEFIT PLAN

The Company sponsors the Beach First National Bank Profit Sharing and 401(k) Plan for the benefit of all eligible employees. The Company contributes to the Plan annually upon approval by the Board of Directors. Contributions made to the Plan in 2004, 2003, and 2002, amounted to $81,464, $65,543, and $51,416, respectively.

Supplemental benefits have been approved by the Board of Directors for the directors and certain executive officers of Beach First National Bank. These benefits are not qualified under the Internal Revenue Code and they are not funded. However, certain funding is provided informally and indirectly by life insurance policies. The cash surrender value of the life insurance policies are recorded as a separate line item in the accompanying balances sheets at $3,230,950 and $3,076,570 at December 31, 2004 and 2003, respectively. Income earned on these policies is reflected as a separate line item in the consolidated statements of income. The Company recorded expense related to these benefits of $107,939 in 2004, $76,650 in 2003, and $42,434 in 2002.

NOTE 16 - STOCK OPTION PLANS

The Company sponsors a qualified stock option plan for the benefit of the directors, officers and employees. The Board may grant up to 270,000 incentive stock options, adjusted for the stock split, at an option price per share not less than the fair market value on the date of grant. During 1997, the directors were granted 4,500 options each that vested immediately. During 2004, the directors were granted 3,000 options each that vested immediately. All other options granted to officers and employees vest immediately or up to five years and expire 10 years from the grant date.

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model. For December 31, 2004, the risk free rate used ranged from 4.04% to 4.76%, the expected life was 9.74 years, volatility ranged from 29.02% to 30.20%, and the assumed dividend rate was zero. For December 31, 2003, the risk free interest rate used ranged from 3.94% to 4.21%, the expected option life was 10 years, volatility was 22.32%, and the assumed dividend rate was zero. For December 31, 2002, the risk free interest rate used was 3.99%, the expected option life was 6 to 10 years, volatility was 5.42%, and the assumed dividend rate was zero.

NOTE 16 -STOCK OPTION PLANS - Continued

A summary of the status of the plan as of December 31, 2004, 2003, and 2002 and changes during the years ending on those dates is presented below:

	2004		2003		2002
		Weighted		Weighted		Weighted
		average		average		average
	Shares	exercise price	Shares	exercise price	Shares	exercise price
Outstanding at
beginning of year	172,178	$7.97	131,978	$7.06	143,793	$6.88
Granted	87,000	19.07	49,500	10.22	46,500	7.13
Exercised	(27,875)	6.76	(8,100)	6.77	-	-
Forfeited or expired	-	-	(1,200)	6.67	(58,315)	6.67

Outstanding at end
of year	231,303	12.29	172,178	7.97	131,978	7.06

Options exercisable at
year-end	157,803	11.60	116,378	7.24	84,672	6.93

Shares available for
grant	473		91,973		35,273

NOTE 17 - DIVIDENDS

Cash Dividends - There are no current plans to initiate payment of cash dividends and future dividend policy will depend on the Bank’s and the Company’s earnings, capital requirements, financial condition, and other factors considered relevant by the Company’s Board of Directors. The Bank is restricted in its ability to pay dividends under the national banking laws and regulations of the Office of the Comptroller of the Currency. Generally, these restrictions require the Bank to pay dividends derived solely from net profits. Moreover, OCC prior approval is required if dividends declared in any calendar year exceed the Bank’s net profit for that year combined with its retained net profits for the preceding two years.

Stock Dividends - In April 2004, the Company announced a 3-for-2 stock split effected in the form of a 50% stock dividend to shareholders of record of May 12, 2004. The dividend was paid on June 2, 2004. All earnings per share amounts for all periods have been adjusted to reflect the 3-for-2 split.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2004, the most recent notification of the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

The Company’s actual capital amounts and ratios are presented as follows:

					To be well capitalized
			For capital		under prompt corrective
			adequacy purposes		action provisions
	Actual		Minimum		Minimum
	Amount	Ratio	Amount	Ratio	Amount		Ratio
			(amounts in $000)
As of December 31, 2004
Total Capital (to risk
weighted assets)	$23,926	12.2%	$15,660	8.0%	$	N/A	N/A
Tier 1 Capital (to risk
weighted assets)	20,587	10.5	7,830	4.0		N/A	N/A
Tier 1 Capital (to average
assets)	20,587	10.1	8,157	4.0		N/A	N/A
As of December 31, 2003
Total Capital (to risk
weighted assets)	$14,881	11.2%	$10,656	8.0%	$	N/A	N/A
Tier 1 Capital (to risk
weighted assets)	13,214	9.9	5,328	4.0		N/A	N/A
Tier 1 Capital (to average
assets)	13,214	10.3	6,433	4.0		N/A	N/A

The Bank’s actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

					To be well capitalized
			For capital		under prompt corrective
			adequacy purposes		action provisions
	Actual		Minimum		Minimum
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(amounts in $000)
As of December 31, 2004
Total Capital (to risk
weighted assets)	$19,467	10.0%	$15,546	8.0%	$19,433	10.0%
Tier 1 Capital (to risk
weighted assets)	17,045	8.8	7,773	4.0	11,660	6.0
Tier 1 Capital (to average
assets)	17,045	7.4	9,282	4.0	11,603	5.0
As of December 31, 2003
Total Capital (to risk
weighted assets)	$13,681	10.3%	$10,656	8.0%	$13,320	10.0%
Tier 1 Capital (to risk
weighted assets)	12,015	9.0	5,328	4.0	7,992	6.0
Tier 1 Capital (to average
assets)	12,015	7.5	6,433	4.0	8,041	5.0

NOTE 19 - FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Fair value for junior subordinated debentures approximates their carrying value since the debentures were issued at a floating rate.

The Company has used management’s best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts which could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses which would be incurred in an actual sale or settlement are not taken into consideration in the fair value presented.

The estimated fair values of the Company’s financial instruments are as follows:

	December 31,
	2004		2003
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial Assets:
Cash and due from banks	$4,824,176	$4,824,176	$4,886,682	$4,886,682
Federal funds sold and short term
investments	463,069	463,069	4,598,520	4,598,520
Investment securities	36,202,370	36,202,370	11,918,074	11,918,074
Loans, net	189,059,926	191,114,000	133,851,712	134,809,052
Federal Reserve Bank stock	309,000	309,000	309,000	309,000
Federal Home Bank Loan Bank stock	1,070,200	1,070,200	575,000	575,000
Financial Liabilities:
Deposits	203,168,958	202,906,958	138,099,566	139,089,541
Advances from Federal Home Loan Bank	16,500,000	16,433,000	11,500,000	11,500,000
Junior subordinated debt	5,155,000	5,155,000	-	-

Financial Instruments with Off-Balance Sheet Risks:

	Notional	Fair	Notional	Fair
	Amount	Value	Amount	Value
Commitments to extend credit	29,272,219	-	15,543,821	-
Standby letters of credit	4,429,388	-	3,217,821	-

NOTE 20 — PARENT COMPANY FINANCIAL INFORMATION

Following is condensed financial information of Beach First National Bancshares, Inc. (parent company only):

Condensed Balance Sheets

	December 31,
	2004	2003
Assets
Cash	$2,808,499	$1,115,429
Due from Bank subsidiary	435,417	511,503
Investment in Bank subsidiary	16,874,642	11,868,045
Investment in Beach First National Trust	155,000	-
Securities available for sale	18,912	30,351
Land	1,230,946	1,230,946
Other assets	33,198	8,495

Total assets	$21,556,614	$14,764,769

Liabilities and Shareholders' Equity
Accounts payable	$68,652	$31,876
Junior subordinated debentures	5,155,000	-
Shareholders' equity	16,332,962	14,732,893

Total liabilities and shareholders' equity	$21,556,614	$14,764,769

Condensed Statements of Income

	For the years ended December 31,
	2004	2003	2002
Income	$44,562	$14,892	$59,055
Expenses
Interest	136,943	-	-
Amortization	1,667	-	-
Other expenses	600	9,947	57,605

Total expenses	139,210	9,947	57,605

Income before equity in undistributed
net income (loss)of subsidiaries	(94,648)	4,945	1,450
Equity in undistributed net income of
subsidiaries	1,530,570	1,003,986	705,821

Net income	$1,435,922	$1,008,931	$707,271

Condensed Statements of Cash Flows

	For the years ended December 31,
	2004	2003	2002
Operating activities
Net income	$1,435,922	$1,008,931	$707,271
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Equity in undistributed net income of
the bank subsidiary	(1,530,570)	(1,003,986)	(705,821)
Amortization	1,667	-	-
Decrease (increase) in due from Bank	76,086	(71,363)	(244,443)
(Increase) decrease in other assets	(1,369)	2,746	18,369
Increase (decrease) in accounts payable	36,776	(9,301)	3,705

Net cash provided by (used for) operating activities	18,512	(72,973)	(220,919)

Investing activities
Additional investment in bank	(3,500,000)	-	-
Investment in Beach First National Trust	(155,000)	-	-
Commissions paid on trust preferred securities	(25,000)	-	-
Proceeds from sale of securities available for sale	11,439	71,052	220,926
Purchase of land	-	-	(1,230,947)

Net cash provided (used for) investing activities	(3,668,561)	71,052	(1,010,021)

Financing activities
Proceeds from issuance of junior subordinated debentures	5,155,000	-	-
Proceeds from exercise of stock options	188,423	54,800	-
Cash in lieu of stock dividend	(304)	-	-

Net cash provided by financing activities	5,343,119	54,800	-

Net increase (decrease) in cash and cash
equivalents	1,693,070	52,879	(1,230,940)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,115,429	1,062,550	2,293,490

CASH AND CASH EQUIVALENTS, END OF YEAR	$2,808,499	$1,115,429	$1,062,550

Corporate Information

Annual Meeting of Shareholders
The Annual Meeting of Shareholders of Beach First National Bancshares, Inc. will be held at the Myrtle Beach Convention Center, 2101 Oak Street, Myrtle Beach, South Carolina on Wednesday, April 20. The meeting will take place in room 202, beginning at 2 p.m.

Stock InformationThe Company’s stock trades under the symbol “BFNB” on the Over-the-Counter Bulletin Board. As of March 4, 2005, the Company had approximately 1,641 stockholders and 2,013,508 shares of common stock outstanding. This does not reflect the number of persons or entities who hold stock in nominee or “street name.” For information contact:

Scott & Stringfellow	800.476.3662
info@scottstringfellow.com
Hill, Thompson, Magid	866.291.6316
htinfo@hillthompson.com
Monroe Securities	800.766.5560
info@monroesecurities.com
Trident Securities	404.495.2040
Wedbush Morgan Securities	213.688.8000
Securities	www.wedbush.com

The table below reflects the high and low bid stock prices as quoted on the OTC Bulletin Board during the periods indicated. The quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions, and may not represent actual transactions.

	High Bid	Low Bid
Year end 2004:
First Quarter	$14.33	$13.00
Second Quarter	$18.00	$13.83
Third Quarter	$19.00	$16.80
Fourth Quarter	$22.75	$16.75
Year end 2003:
First Quarter	$13.50	$13.40
Second Quarter	$15.10	$15.00
Third Quarter	$17.00	$17.00
Fourth Quarter	$20.00	$19.27

To date, we have not paid any cash dividends on our common stock, and currently have no plans to do so. Our ability to pay cash dividends is dependent upon receiving cash dividends from our bank. Federal banking regulations restrict the amount of cash dividends that can be paid to our Company from the bank.

To obtain the current stock price, simply enter the ticker symbol, BFNB, in the quote search section of any financial or news website. For more detailed information, please visit the Investor Relations area of our website, beachfirst.com.

Form 10-KSB
Copies of the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission, will be furnished at no charge to shareholders upon written request to Richard N. Burch, Senior Vice President and Chief Financial Officer, at the Corporate Office address, or via e-mail (dburch@beachfirst.com).

Forward Looking Statement

Certain statements in this Report contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future plans and expectations, and are thus prospective. Such forward-looking statements are subject to risks, uncertainties, and other factors, such as a downturn in the economy, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Therefore, we can give no assurance that the results contemplated in the forward-looking statements will be realized. The inclusion of this forward-looking information should not be construed as a representation by our Company or any person that the future events, plans, or expectations contemplated by our Company will be achieved. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Offices
Corporate Office	North Myrtle Beach
1550 Oak St	710 Highway 17 N.
Myrtle Beach, SC 29577	North Myrtle Beach, SC 29582
843.626.2265	843.663.2265
843.916.7818 (fax)	843.663.2250 (fax)
Surfside Beach	Pawleys Island
3064 Dick Pond Rd	115 Willbrook Blvd.
Surfside Beach, SC 29588	Pawleys Island, SC 29585
843.294.6000	843.979.5300
843.294.6001 (fax)	843.979.5304 (fax)
Hilton Head Island	Hilton Head Island
Village at Wexford	Pineland Station
1000 William Hilton Pkwy	430 William Hilton Pkwy.
Hilton Head Island, SC 29928	Hilton Head Island, SC 29926
843.842.3232	843.342.8866
843.842.3235 (fax)	843.342.8867 (fax)

Staff
Executive Officers	Departments
Walter E. Standish, III	Accounting	Human Resources	Loan Operations
President	Joey Hardwick	Lorie Y. Runion	Linda S. Dickinson
Chief Executive Officer	Accounting Manager	Vice President	Vice President
	Kathy Doane	Human Resource Manager	Loan Operations Manager
Richard N. Burch
Senior Vice President
Chief Financial Officer	Deposit Operations	Information Technology &	Sheila King
	Tiffany P. Suggs	Facilities	Jennie Shaw
M. Katharine Huntley	Vice President	William E. Hinson	Sharon Vane
(Katie)		Vice President
Executive Vice President	Deposit Operations		Marketing
Chief Credit Officer	Manager	Information Technology	Barbara W. Marshall
	Deborah J. Myers	and Facilities Director	Vice President
	Assistant Vice President		Marketing Director
Commercial Account
Services
Julien E. Springs
Senior Vice President	Yolonda Bryant
Business Development	Veronica Gilbert
Officer	Amy Stubbs
Branches
Myrtle Beach	Surfside Beach	Hilton Head Island	Hilton Head Island
Barbara H. Abrams	John D. Brown, Jr.	Village at Wexford	Pineland Station
Vice President	Vice President	Paul R. Walter	Stephanie K. Loudner
Branch Manager	Regional Manager	Vice President	Assistant Vice President
		Regional Manager	Branch Manager
Jason F. Atkinson	Ann Marion
Assistant Vice President	Assistant Vice President	Kenneth L. Maguire	Jamie Bloch
Commercial Lender	Branch Manager	Vice President	Maureen Champoux
		Commercial Lender	Jennifer Sabella
Harry G. Bates, IV	Verne Brooks
Assistant Vice President	Carrie Duran	Michelle N. Wilson	Litchfield
Commercial Lender	Karen Hess	Vice President	O. Kendall Buckner
	Christine Holmes	Mortgage Banker	Vice President
Jolene McCune	Tami Jackson		Regional Manager
Banking Officer		Janet Hunter
Loan Support Specialist	North Myrtle Beach	Assistant Vice President	Jeri Williamson
	Marcus G. McDowell	Branch Manager	Banking Officer
Susie Barnhill	Vice President		Branch Manager
Lorraine Best	Regional Manager	Sherese Bailey
Kathleen Crawford		June Hayward	Mark Hawkinson
Mary Kay Flynn	Mary Argondizzo	Libby Johnson	Mortgage Banker
Patricia Gregory	Lisa Bell	Juanita Strand
Beverley Harrison	Sandra Gore		Audra Barnett
Zella Henley	Peggy Roessler		Cathy Boatman
Sarah Johnson
Yolanda Rogers
Monica Shinn

Equal Employment OpportunityBeach First is an equal opportunity employer. It is the bank’s policy to grant equal employment opportunity (EEO) to all qualified persons without regard to race, sex, religion, age, national origin, physical or mental disability, veteran’s status, citizenship or gender or any other characteristics protected by applicable law (“Protected Characteristics”). The bank provides equal opportunities in employment, promotion, wages, benefits, and all other privileges, terms, and conditions of employment. This policy has the support of the highest levels of management. Unfavorable speech or actions by employees regarding the Protected Characteristics of other employees, agents, contractors, vendors, customers, or others having an affiliation with the Bank will not be tolerated. All employees and managers are expected to comply with our equal employment opportunity policy.

(logo) SC Family Friendly Workplace Award Winner

(inside back cover)

Board of Directors
Michael Bert Anderson	Joe N. Jarrett, Jr., MD	Samuel R. Spann, Jr.
Managing Owner	Orthopaedic Surgeon	President
Patricia Resorts	Strand Orthopaedic Consultants	Spann Roofing and Sheet Metal,
Inc,
Bart Buie	Richard E. Lester
Certified Public Accountant	Attorney	B. Larkin Spivey, Jr.
Bartlett Buie, CPA, P.A	Van Osdell, Lester, Howe, &	Owner
	Jordan, P.A.	Spivey Company, LLC
Raymond E. Cleary, III, DDS
Chairman of the Board	Leigh Ammons Meese	Walter E. Standish, III
Beach First National Bancshares,	President and Corporate Secretary	President and Chief Executive
Inc.	Sea Mist Resort and Family	Officer
Dentist	Kingdom Amusement Park	Beach First National Bank
Glenn's Bay Dentists at Surfside
	Rick H. Seagroves	James C. Yahnis
E. Thomas Fulmer	Owner	Beverage Wholesaler
Owner	Inland Foods Corporation	The Yahnis Company
Beachcomber Realty	Southeast Restaurant Corporation
Michael D. Harrington	Don Smith	~~
General Contractor	President
Harrington Construction Company,	Coldwell Banker Chicora Real
Inc.	Estate
Business Development Boards
North Strand	Hilton Head Island	South Strand
J. Michael Campbell	William D. Bedor, CPA	Brian J. Brady, CPA/PFS, ChFC
Sales Representative	Managing Director	Managing Director
Blanchard Machinery	Bedor and Associates, PA, CPAs	Morrisette & Brady, LLC
Timothy D. Connor
Roger P. Roy	Christopher L. Corkern	Founder and Owner
Attorney	Financial Planner	American Athletic Clubs
Cook & Roy, LLC	Prudential Financial	Laura Jackson Hoy
The Jackson Companies
Linda Hope Taylor	Richard W. Dugan	Frederick C. Parsons, III
Owner	Retired Business Owner/Private	Attorney
Hope Taylor & Company	Investor	Parsons, Ouverson, Stark, Guest,
& Neill, P.A.
Mickey Thompson	William H. Harris	Matthew C. Scalise
Owner	Retired University President	Broker in Charge and Vice
Marine Service Center of Little		President
River	Dennis Sexton	Scalise Realty and Scalise
	President	Development
Joey Todd	Dennis Sexton Homebuilders	Helen Smith
Owner		Project Manager
Atlantic Heating and Cooling	Jeff Wilson	S. E. Smith Construction Co., Inc.
President
Pinnacle Southeastern, Inc.

(back cover)