Form 10KSB, Exhibit 13
period 2005-12-31
BEACH FIRST NATIONAL BANCSHARES INC
filed 2006-03-21
CIK 949228

Exhibit 13

Annual Report to Shareholders for the year ended December 31, 2005.

Exhibit 13

Beach First National Bancshares, Inc.
2005 Annual Report
Focused on Service

Beach First Center
3751 Grissom Parkway • Myrtle Beach, South Carolina 29577

(photo)

Opening Summer 2006

•	Constructed in accordance with LEED (Leadership in Energy and Environmental Design) Green Building Rating System
•	Size: 46,066 Square Feet and Three Stories
•	Architect: Graham Group Architecture of Pawleys Island
•	Contractor: Harrington Construction Co., Inc. of Myrtle Beach
•	Ownership: Beach First National Bank in partnership with Nelson Mullins Riley & Scarborough, LLP
•	First Floor: A full service Beach First branch along with additional tenants, and a drive-up ATM
•	Second Floor: Beach First executive offices and additional tenants
•	Third Floor: Nelson Mullins law offices
•	A number of firsts: First "green" building to be constructed along the Grand Strand. First "green" bank building in South Carolina and the Southeastern U.S. First multi-tenant "green" building in South Carolina.

Beach First Executive Officers
(photo)

From left to right are: Walt Standish, president and chief executive officer; Julien Springs, executive vice president and business development officer; Katie Huntley, executive vice president and chief credit officer; and Dick Burch, executive vice president and chief financial officer.

About the Cover

Our focus on service at Beach First extends throughout the company as demonstrated by the four employees featured on our cover this year. From left to right are: Walt Standish, president and chief executive officer; Yolonda Bryant, deposit operations assistant; O. Kendall Buckner, vice president and South Strand regional manager; and Juanita Strnad, customer service representative for our office at The Village at Wexford on Hilton Head Island.

About Beach First

Beach First National Bancshares, Inc. is the parent company of Beach First National Bank, headquartered in Myrtle Beach, South Carolina. Beach First was organized in 1996 to meet the financial needs of consumers and small-to-mid-sized businesses, and today serves the Grand Strand and Hilton Head Island markets. The company’s stock trades on the NASDAQ National Market® under the symbol BFNB and its website is beachfirst.com.

Inside the Report

To Our Shareholders and Friends	2
Focused on Service	4
Management's Discussion and Analysis	8
Report of Management	23
Report of Independent Accountants	24
Consolidated Balance Sheets	25
Consolidated Statements of Income	26
Consolidated Statements of Changes in
Shareholders' Equity and Comprehensive
Income	27
Consolidated Statements of Cash Flows	28
Notes	29-48
Corporate Information	49
Staff	51
Directors	Inside Back Cover

Corporate Headquarters
1550 Oak Street
Myrtle Beach, SC 29577
843.626.2265
843.916.7818 (fax)

Selected Financial Highlights

	2005	2004	% Change

Earnings
Net Income	$3,199,028	1,435,922	123.0%
Net Income per share - basic	1.20	0.71	68.0%
Net Income per share - diluted	1.17	0.69	70.2%
Book Value per share	12.29	8.11	51.5%

Earnings Breakdown
Total Interest Income	$21,137	11,597	82.3%
Total Interest Expense	7,189	3,331	116.0%
Net Interest Income	13,948	8,266	68.7%
Total Noninterest Income	1,118	1,037	7.8%
Total Noninterest Expense	7,885	5,682	32.8%

Year End Balances (in thousands)
Total Assets	$396,764	242,091	63.9%
Loans, net of unearned income	311,665	191,482	62.8%
Deposits	310,894	203,169	53.0%
Shareholders' Equity	38,964	16,333	139.5%

Selected Ratios
Allowance for loan loss to total	1.40%	1.26%	11.1%
Return on average assets	1.03%	0.70%	47.1%
Return on average equity	10.83%	9.10%	19.0%
Average equity to average assets	9.52%	7.74%	23.0%

Graphs

Total Assets ($ millions)
Net Income ($ millions)
Total Loans ($ millions)
Total Deposits ($ millions)

(Photo)

To Our Shareholders and Friends:

Beach First continued its strong financial performance in 2005, achieving milestones in balance sheet growth and net income, while expanding its product menu and building its presence throughout the Grand Strand and Hilton Head Island markets.

This busy and productive period in our history has built a solid base for future growth and expansion, and I am pleased to share the details with you in this Report.

Earnings Grow 134% in 2005

Beach First’s earnings scaled record heights in 2005, growing 134% to $3.2 million. Our financial performance can be attributed to the robust local economies in the markets the bank serves, which fueled dramatic growth in all areas of the balance sheet. Total assets ended the year at $397 million, while total loans grew to $312 million, and total deposits climbed to $311 million. Our branch network is maturing, and these well-established offices are performing well, contributing to our earnings growth.

Our record performance also indicates that Beach First’s way of doing business – providing local, community bank service along with technologically advanced products – has resonated with customers. You can bank with Beach First in a branch, on the phone, or via the web; and in every venue, you will receive the personalized service that only a community bank can provide.

Groundbreaking and Expansion

In June 2005, we broke ground on our new headquarters, a three-story, 46,000 square foot office facility being built in partnership with the Nelson Mullins law firm. The new building is being constructed in accordance with the LEED (Leadership in Energy and Environmental Design) Green Building System. The building will house Beach First executive offices on the second floor and a full service bank branch on the first floor, along with additional tenants to be determined. Nelson Mullins law offices will occupy the entire third floor. The building’s central location at 38th Avenue North and Grissom Parkway provides us with a prominent address in a rapidly growing part of the Grand Strand and is convenient for residents and businesses alike. We expect to occupy the building during the summer of 2006. For details about the project, please see the inside front cover of this Report.

(photo)

We also opened our second office on Hilton Head Island and sixth overall in 2005. This new location at The Village at Wexford on the Island’s south end joins our first location at the Pineland Station Office Building in bringing Beach First’s brand of community banking to Beaufort County. We have been pleased with the progress both offices continue to make in our first expansion outside the Grand Strand.

Developing Infrastructure

Expansion – whether of locations or product menu – requires talented staff not only to bring the plans to fruition, but to manage the new efforts going forward.

During 2005, we established an electronic banking department to further develop our product offerings in this important area. As the demand for electronic services continues to grow, we need to be prepared to handle the additional volume. Support staff has come on board to assist the marketing, human resource, and accounting functions within the bank, as these areas have also felt the impact of our rapid growth.

The bank also took an important step in further developing its infrastructure with the hiring of an internal auditor who reports to the audit committee of the bank’s board of directors. It is of vital importance that we have this staff position in place to manage the controls and risk assessment in advance of continued growth.

New Products and Services

We have seen fierce competition for deposit products in all our markets throughout 2005, and expect this trend to continue in 2006. Growing deposits to fund loan growth, while maintaining the net interest margin, will be a priority again this year.

To help enhance deposit growth during 2005, we added three products to our menu, all which encourage new customers to bank with us. We added a free checking account, designed to counteract the many free products flooding the markets, while also offering an attractive rate of interest on a key transaction account. The need for deposits also inspired our Beach First Prime Account, which pays 50% of the Wall Street Journal Prime Rate on select balances. This account is a true relationship builder, because the customer does not need to continually shop rates for the better deal. This account comes with a built-in better rate, ideal for customers in a rising rate environment, and ideal for the bank because it builds customer loyalty.

Through these deposit accounts and along with our NetTeller Internet banking product, we are focused on developing relationships, which is the key to building deposits. We offer NetTeller with Bill Payer Service free to customers as an important part of the financial products and services package they can get at Beach First.

During 2006, we are bringing our credit card program in-house, to be offered and managed by the electronic banking department, beginning in April. We will offer three cards: Visa Classic, Visa Platinum, and Visa Business Platinum. The platinum cards will provide a very attractive rewards program with a point earned for every dollar spent with the card. Points can be redeemed for merchandise or travel online or at travel organizations. Our merchant services program will also be brought in-house this year. Both programs enhance the level of service the bank brings to its customers, while providing important fee income.

Update on Stock Information

In June, our company’s common stock began trading on the NASDAQ National Market® under the symbol BFNB. The new listing provides the stock with greater visibility in the financial community and gives our shareholders easy access to information on our bank. To view information about Beach First, visit NASDAQ.com, enter “BFNB,” and click on “Info Quotes.” You may also visit the shareholder relations section of our website, beachfirst.com, for details about the company.

During 2005, we positioned the company for future growth through a public offering of 1,150,000 shares of stock. The offering was well received by investors, and the net proceeds are being used for general corporate purposes, including support of asset growth within the bank.

Community Commitment

We can attribute our success to our community bank philosophy. Our customers know that doing business with Beach First means that you are interacting with staff members who live and work in the communities we serve, while having access to the best and most advanced technological services. As a good corporate citizen, we recognize the importance of community involvement, and support a number of local endeavors, including the United Way organizations in Horry, Beaufort, and Georgetown counties, the arts, and health and human services groups.

One of our most important arts initiatives is our Children’s Art Calendar, now in its fifth year. In 2005, we printed both a Grand Strand and a Hilton Head Island calendar, enabling us to directly assist seven local elementary schools with their art programs.

The artwork of 24 students was selected for the calendar, and more than 1250 students participated.

(photo)

The Future

During 2005, we continued to build a strong foundation for our growing community bank. While much work remains to be done, I hope you are pleased with our progress thus far. We appreciate your investment in the bank, and I look forward to seeing you at our 2006 Annual Meeting of Shareholders, to take place Wednesday, April 19, at 2 p.m. at the Myrtle Beach Convention Center.

/s/ Walter E. Standish III
Walter E. Standish, III
President and Chief Executive Officer

Focused on Service

At Beach First, we combine local community bank service with the power of technology to yield a business experience that is warm, friendly, and mutually rewarding. All Beach First employees, from the loan officers, relationship managers, and tellers, to the behind the scenes personnel who drive our technology, are focused on service. Our 2005 Report shares the stories of several employees whose commitment and drive to provide the best service makes a difference for our customers every day.

Southeast Restaurant Corporation Gets Connected

During 2005, this long-time customer made great strides in streamlining its banking processes through the use of Beach First’s Cash Management Services. Services such as NetTeller internet banking with Bill Payer, ACH, and Sweep Accounts, help to better manage cash flow on a daily basis. Another service used is direct deposit of payroll, which not only saves time for payroll and accounts payable manager Christine Pardon, but also provides employees extra convenience.

Behind these services you will find Beach First’s Debbie Myers, assistant vice president for electronic banking. She worked directly with Southeast Restaurant Corporation, beginning with the initial sales calls, through the training, and any maintenance needed. She is always available as a resource for the customer.

Rick Seagroves, owner of Southeast Restaurant Corporation, notes that Debbie’s hands-on approach and willingness to stay in close contact with the staff throughout the entire process helped to put everyone at ease in using the technology. “It’s the perfect blend of personal, one-on-one service delivering high-tech products,” Seagroves said.

(photo)
Debbie Myers of Beach First (center) with Christine Pardon (left) and Michelle Lever of Southeast Restaurant Corporation

It’s a Matter of Trust for Allied Management Group

In just 12 years, Allied Management Group has become a thriving real estate management firm, working with more than 30 properties on Hilton Head Island. Owner-operators Faye Jamison, Regina Young, and David Howard recently turned to Beach First for their business and personal banking needs, including NetTeller with Bill Payer, deposit accounts, and lending services.

They chose Beach First for the level of personal service that relationship banker Donnie Jo Thibault provides. Faye Jamison noted, “I trust Donnie Jo and Beach First not to steer me wrong just to get my business. I can call any time to ask questions and know she will be honest, straightforward, and provide the response that will always be in our best interest. I respect her advice.”

Accessibility, integrity, and a good ear are the essential qualities Allied Management Group sought for their banking relationship. They have found all three in Donnie Jo Thibault and Beach First.

(photo)
Relationship banker Donnie Jo Thibault with Faye Jamison of Allied Management Group

Growth Stays Hot at The Ice Box Company

Local businessman Stephen Rhodes, Sr. has manufactured ice machines for hotels and motels, and even invented a device to make bagging ice a much easier task. Today, his firm, The Ice Box Company, sells more than 100 million bags for ice yearly, along with a variety of custom imprinted bags for retail businesses.

As his business grew and developed over the years, Beach First has been right there with him. Katie Huntley, the bank’s executive vice president and chief credit officer, started working with Rhodes when the business moved to Wesley Street in Myrtle Beach. Today, Jason Atkinson, a commercial lender based at the bank’s Main Office, assisted in financing the company’s new warehouse space. Both Katie and Jason took the time to learn about The Ice Box Company’s business, gaining a thorough understanding of the company’s needs.

Finding a local, hometown bank for his business and personal financial needs was a priority for Rhodes, who runs the firm along with son Steve. “I like the way Beach First does business,” the elder Rhodes said. “Katie and Jason have been there for us, and when you visit a branch, the staff knows you by name and welcomes you. It’s a complete banking relationship.”

(photo)
Stephen Rhodes, Sr. (left) of The Ice Box Company, with banker Jason Atkinson, son Steve Rhodes, and wife Judy Rhodes

Legacy Place, LLC Develops New Relationship with Beach First

When Scotty Trotter of Legacy Place, LLC began to develop land at Litchfield Plantation for single family homes, he relied on his old friend and banker Pat Tyler for financial assistance. She had just been named manager of Beach First’s office at Litchfield Market Village, and was pleased to introduce him to the services available at her new bank.

Pat has been Scotty’s banker for many years, handling both his personal and business accounts and is continuing in that role at Beach First. The bank has assisted Legacy Place, LLC with financing for the development project, providing quality service every step of the way.

“Pat’s integrity, attention to detail, and strong work ethic are important characteristics for a banker to have, and when she came to Beach First, I welcomed the opportunity to begin a banking relationship,” Scotty said. “I have found that same commitment to service in everyone here at Beach First.”

(photo)
Scotty Trotter (right) and son Logan Trotter (left) of Legacy Place, LLC with Pat Tyler of Beach First

Convenience, Competitiveness, and Community Key to Avis Rollison

Beach First began offering its community banking services on Hilton Head Island from one location at the Pineland Station Office Building in 2003. The bank knew that to grow, a second office was imperative, and in 2005, opened a location at The Village at Wexford.

News of the community bank’s arrival on the Island’s south end was welcomed by Avis Rollison, owner of The Wexford Porcupine. Not only was Beach First’s new location convenient to her upscale women’s clothing store at The Village at Wexford, but the bank offered competitive rates of interest on loan services and deposit products, and enjoyed a reputation as a community bank with local decision-makers. Best of all, a banker she knew and trusted, Matt Richardson, had just come on board at Beach First.

With Matt’s help, Avis began a relationship with the bank, securing financing for an expansion of her store, and using electronic services, including NetTeller with Bill Payer and merchant services, to manage her accounts and cash flow. Avis said, “In Matt and Beach First, I’ve found the best possible combination of personal, community bank service, along with the technologically advanced products usually offered only by much larger banks.”

(Photo)
>Avis Rollison of The Wexford Porcupine with Beach First’s Matt Richardson

Marshall Properties Looks for Local Service

As an owner of Marshall Properties, a North Myrtle Beach real estate development company, Ron Payne works in a challenging, fast-paced environment. He needed a bank that not only could keep up with the pace, but help him streamline his banking processes to save time and money.

When he began working with commercial relationship manager John Breeden and Beach First, Ron knew he had made the right choice. In Beach First, he found courteous service, quick turn around times, fair pricing for both loans and deposits, along with products like NetTeller with Bill Payer, which have made his business run more efficiently.

Ron said, “I couldn’t ask for more in a local bank. The bank’s attention to detail and emphasis on personal service have helped both in my day-to-day operations and long-term planning.”

(photo)
Ron Payne of Marshall Properties with commercial relationship manager John Breeden

The Bank’s Front Line

To many customers, the teller is the face, heart, and soul of a bank. It’s no different at Beach First, where our team of talented tellers assists our customers every day.

When a customer pulls up to our Myrtle Beach drive through, Susie Barnhill is there with a sunny greeting. Her warm and friendly personality has endeared her to customers who entrust her with their financial transactions. “The customer is the reason I am here,” Susie stated. “I treat my customers the way I would like to be treated – with warmth and respect – while making sure their transactions are handled accurately and efficiently.”

(photo)
Susie Barnhill

In North Myrtle Beach, Mary Argondizzo is well known for her sense of humor and personal service. It’s important to her to be on a first name basis with her customers and to make them feel welcome when they visit the North Myrtle Beach office. “At Beach First, we want customers to be pleased with every part of their banking experience, from the time they open the account, to every point of contact they have with us. It’s my job to ensure that level of service for every visitor to my teller window,” Mary stated.

(photo)
Mary Argondizzo

On Hilton Head Island, Luretha Green shares the same philosophy of service. She always has a greeting and a smile for visitors to her window at the bank’s office in The Village at Wexford. “Beach First is known for being a local, home town bank, and I am responsible for providing professional, personal service each time customers come to our office.”

(photo)
Luretha Green

Susie, Mary, and Luretha are just three shining examples of how the tellers at Beach First play a crucial role in delivering Beach First’s brand of community banking to our customers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

This report contains “forward-looking statements” relating to, without limitation, future economic performance, plans and objectives of management for future operations, and projections of revenues and other financial items that are based on the beliefs of management, as well as assumptions made by and information currently available to management. The words “may,” “will,” “anticipate,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “may,” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward-looking statements. Our actual results may differ materially from the results discussed in the forward-looking statements, and our operating performance each quarter is subject to various risks and uncertainties that are discussed in detail in our filings with the Securities and Exchange Commission, including, without limitation:

•	significant increases in competitive pressure in the banking and financial services industries;
•	changes in the interest rate environment which could reduce anticipated or actual margins;
•	changes in political conditions or the legislative or regulatory environment;
•	general economic conditions, either nationally or regionally and especially in our primary service area, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;
•	changes occurring in business conditions and inflation;
•	changes in technology;
•	the level of allowance for loan loss;
•	the rate of delinquencies and amounts of charge-offs;
•	the rates of loan growth;
•	adverse changes in asset quality and resulting credit risk-related losses and expenses;
•	changes in monetary and tax policies;
•	loss of consumer confidence and economic disruptions resulting from terrorist activities;
•	changes in the securities markets; and
•	other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

Overview

Beach First National Bancshares, Inc. (the “Company”) is the parent company of Beach First National Bank, (the “Bank”), a wholly owned subsidiary and Beach First National Trust (the “Trust”), Beach First National Trust II (the “Trust II”) both of which are non-consolidated subsidiaries. The Company also owns 66% of BFNM, LLC, which is a limited liability corporation formed solely for the construction of a corporate office building that will house the main office for the Bank. The trusts were established exclusively for the issuance of junior subordinated debt which was used to capitalize the Bank. The Company’s primary business activities are conducted by the Bank. We commenced operations on September 23, 1996 and completed our ninth full year of operations on December 31, 2005. From the outset, we have focused on serving the banking needs of small businesses and individuals, and we have emphasized our local management and ownership.

The Bank’s primary market areas are located along the coastal regions of South Carolina and predominately center on the Metro regions of Myrtle Beach and Hilton Head Island, South Carolina. We currently operate from six banking locations. In addition to the main office in Myrtle Beach, we have added five branches. We opened our Surfside branch in June 2001. In November 2002, we opened an office in North Myrtle Beach, and in February 2003 we opened an office in Hilton Head Island. In 2004, we opened an office in the Litchfield/Pawleys Island area of the Grand Strand and in January 2005 we opened our second office on the south end of Hilton Head Island. All of our branches are full service.

        On June 14, 2005, we closed the sale of 1,150,000 shares of our common stock at $18.75 per share in a firm commitment underwritten offering solely managed by Sandler O’Neill & Partners, L.P. We received net proceeds from the offering of approximately $20 million after deducting underwriting discounts and expenses. We plan to use the net proceeds for general corporate purposes, which include, among other things, providing additional capital to our bank to support our asset growth.

        The following table sets forth selected measures of our financial performance for the periods indicated:

	At and for the Years Ended December 31,
	2005	2004	2003	2002	2001
Net Income	$3,359,643	$1,435,922	$1,008,931	$707,271	$459,294
Total Assets	$397,389,234	$242,091,345	$165,093,036	$118,408,825	$80,784,815
Total Loans	$311,788,722	$191,481,766	$135,612,192	$93,300,352	$63,203,643
Total Deposits	$310,894,210	$203,168,958	$138,099,566	$99,866,037	$67,132,968
Retained Earnings	$6,513,582	$3,153,939	$1,718,312	$709,390	$2,119

The following discussion describes our results of operations for 2005 as compared to 2004 and 2004 compared to 2003 and also analyzes our financial condition as of December 31, 2005 as compared to December 31, 2004. Like most community banks, we derive most of our income from interest we receive on our loans and investments. Our primary source of funds for making these loans and investments is our deposits and advances from Federal Home Loan Bank (FHLB), on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits and advances from FHLB. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities.

We have included a number of tables to assist in our description of these measures. For example, the “Average Balances, Income and Expenses, and Rates” table shows the average balance during 2005, 2004, and 2003 of each category of our assets and liabilities, as well as the yield we earned or the rate we paid with respect to each category. A review of this table shows that our loans typically provide higher interest yields than do other types of interest earning assets, which is why we intend to channel a substantial percentage of our earning assets into our loan portfolio. Similarly, the “Analysis of Changes in Net Interest Income” table helps demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the years shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included a “Interest Sensitivity Analysis Table” to help explain this. Finally, we have included a number of tables that provide detail about our investment securities, our loans, our deposits and other borrowings.

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

We believe the allowance for loan losses is the critical accounting policy that requires the most significant judgment and estimates used in preparation of our consolidated financial statements. Some of the more critical judgments supporting the amount of our allowance for loan losses include judgments about the credit worthiness of borrowers, the estimated value of the underlying collateral, the assumptions about cash flow, determination of loss factors for estimating credit losses, the impact of current events, and conditions, and other factors impacting the level of probable inherent losses. Under different conditions or using different assumptions, the actual amount of credit losses incurred by us may be different from management’s estimates provided in our consolidated financial statements. Refer to the portion of this discussion that addresses our allowance for loan losses for a more complete discussion of our processes and methodology for determining our allowance for loan losses.

Analysis of the Fiscal Years Ended December 31, 2003 and 2004 and 2005

Earnings Review

Overview.   For the year ended December 31, 2005, our net income was $3.4 million, or $1.27 basic net income per common share, as compared to $1.4 million, or $.71 basic net income per common share, for the year ended December 31, 2004, and $1.0 million, or $0.51 basic net income per common share, for the year ended December 31, 2003. All per share data for all periods has been adjusted to reflect the 3-for-2 stock split effected in the form of a 50% stock dividend that was declared in 2004. The improvement in net income in 2005 reflects our growth, with average earning assets increasing 55.4% to $298.5 million during 2005 from $192.1 million during the same period of 2004. Return on average assets and return on average shareholders’ equity are key measures of earnings performance. Return on average assets for 2005 was 1.08% compared to 0.70% in 2004 and 0.70% in 2003. Return on average shareholders’ equity for 2005 was 11.37% verses 9.10% in 2004 and 7.05% in 2003. Our equity to assets ratio was 9.85% in 2005, 6.82% in 2004 and 9.01% in 2003.

We had total assets of $397.4 million at December 31, 2005, an increase of 64.1% from $242.1 million at December 31, 2004. Our total deposits increased to $310.8 million at December 31, 2005, up 53.0% from $203.2 million at December 31, 2004.

Net Interest Income

General.   Our primary source of revenue is net interest income, which represents the difference between the income on interest-earning assets and expense on interest-bearing liabilities. Our net interest income increased $5.5 million, or 66.1%, to $13.7 million in 2005 from $8.3 million in 2004. Net interest income increased $2.3 million in 2004 from $6.0 million in 2003. Our level of net interest income is determined by the level of our earning assets and the management of our net interest margin. The continued growth of our loan portfolio is the primary driver of the increase in net interest income. Average total loans increased from $159.3 million in 2004 to $251.3 million in 2005. In addition, average securities increased to $42.6 million in 2005 compared to $26.5 million in 2004.

Net interest spread, the difference between the rate we earn on interest-earning assets and the rate we pay on interest-bearing liabilities, was 4.13% for the year ended December 31, 2005, compared to 3.96% for the year ended December 31, 2004 and 4.12% for the year ended December 31, 2003. Our net interest margin, which is net interest income divided by average interest-earning assets, was 4.60% for the year ended December 31, 2005, 4.30% for the year ended December 31, 2004, and 4.51% for the year ended December 31, 2003.

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

Average Balances, Income and Expenses, and Rates

	For the year ended			For the year ended			For the year ended
	December 31, 2005			December 31, 2004			December 31, 2003
	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate

Federal funds sold,
short term
investments and
trust preferred
securities	$4,568,208	$143,643	3.14%	$6,201,758	$79,771	1.29%	4,786,035	$49,637	1.04%

Investment
securities	42,624,049	1,838,313	4.31%	26,537,687	1,098,986	4.14%	12,187,267	519,128	4.26%

Loans (1)	251,305,542	18,938,675	7.54%	159,320,786	10,418,114	6.54%	116,469,211	7,927,496	6.81%

Total earning
assets	$298,497,800	$20,920,631	7.01%	$192,060,231	$11,596,871	6.04%	$133,442,513	$8,496,261	6.37%

Cash & Due
from Banks	5,367,687			4,110,843			3,990,955
Other Assets	8,022,006			7,763,020			7,470,545

Total Assets	$311,887,493			$203,934,094			$144,904,013

Interest-bearing
deposits
IBCA	17,236,509	95,647	0.55%	6,181,823	21,352	0.35%	4,868,675	22,012	0.45%
MMA	75,683,962	1,838,868	2.43%	38,955,499	684,525	1.76%	22,440,206	315,249	1.40%
Savings	3,586,695	39,133	1.09%	3,169,499	25,326	0.80%	3,073,608	25,204	0.82%
CD's <$100,000	58,899,483	1,947,919	3.31%	49,021,815	1,138,746	2.32%	38,409,656	1,034,572	2.69%
CD's >$100,000	56,464,039	1,825,888	3.23%	38,779,815	836,663	2.16%	29,885,297	736,175	2.46%
IRA	4,978,161	165,435	3.32%	3,593,938	92,946	2.59%	3,793,667	133,665	3.52%

Total interest-
bearing deposits	$216,848,849	$5,912,891	2.73%	$139,702,444	$2,799,558	2.00%	$102,471,109	$2,266,877	2.21%

Other borrowings	33,244,233	1,276,021	3.84%	20,193,483	531,889	2.68%	7,676,230	216,040	2.81%

Total interest-
bearing liabilities	$250,093,082	$7,188,912	2.87%	$159,895,927	$3,331,447	2.08%	$110,147,339	$2,482,917	2.25%

Demand Deposits	31,113,839			27,060,285			19,260,917
Other Liabilities	1,127,407			1,249,149			1,201,011

Total Liabilities	$282,334,327			$188,205,361			$130,609,267

Equity Capital	29,553,166			15,728,732			14,294,746

Total Liabilities
and Equity	$311,887,493			203,934,094			$144,904,013

Net interest spread			4.13%			3.96%			4.12%
Net interest
income/margin		$13,731,719	4.60%		$8,265,424	4.30%		6,013,344	4.51%

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

Analysis of Changes in Net Interest Income

	For the year ended December 31,			For the year ended December 31,
	2005 versus 2004			2004 versus 2003
	Volume (1)	Rate (1)	Net change	Volume (1)	Rate (1)	Net change
Federal funds sold and short
term investments and trust
preferred securities	$(51,365)	$115,238	$63,873	$18,210	$11,924	$30,134

Investment securities	693,781	45,546	739,327	594,284	(14,426)	579,858
Loans	6,932,077	1,588,484	8,520,561	2,802,099	(311,481)	2,490,618

Total earning assets	7,574,493	1,749,268	9,323,761	3,414,593	(313,983)	3,100,610

Interest-bearing deposits	2,103,577	1,009,755	3,113,332	746,550	(213,868)	532,682

Other borrowings	500,930	243,202	744,132	326,053	(10,205)	315,848

Total interest-bearing
Liabilities	2,604,507	1,252,957	3,857,464	1,072,603	(224,073)	848,530

Net interest income	$4,969,986	$496,311	$5,466,297	$2,341,990	$(89,911)	$2,252,080

(1)	Volume-rate changes have been allocated to each category proportionately based on the percentage of the total change.

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

The following table summarizes the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2005 that are expected to mature, prepay, or reprice in each of the future time periods shown. Except as stated in the following tables, we determined the amount of assets or liabilities that mature or reprice during a particular period in accordance with the contractual terms of the asset or liability. We included adjustable rate loans in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and we included fixed rate loans in the periods in which we anticipate they will be repaid based on scheduled maturities. We included our savings accounts and interest-bearing demand accounts (interest bearing checking and money market deposit accounts), which are generally subject to immediate withdrawal, in the “Three Months or Less” category, although our historical experience has proven these deposits to be more stable over the course of a year.

Interest Sensitivity Analysis
December 31, 2005

	Within three	After three but	After one but
	Months	within twelve months	within five years	After five years	Total

Assets
Earning assets:
Federal funds sold and short term
Investments	25,521,072	$-	$-	$-	$25,521,072
Investments, including FHLB & FRB	16,723	1,068,479	17,526,066	27,910,008	46,521,276
Gross loans (1)	191,948,338	31,998,466	83,153,824	3,844,996	310,945,623

Total earning assets	$217,486,132	$33,066,945	$100,679,890	$31,755,004	$382,987,970

Liabilities
Interest-bearing liabilities
Money market and interest checking	92,325,473	$-	$-	$-	92,325,473
Regular savings deposits	3,639,178	$-	$-	$-	3,639,178
Time deposits < $100,000	20,327,731	72,291,566	7,770,988	$-	100,390,285
> $100,000	36,665,453	41,768,386	4,952,832	$-	83,386,672
FHLB Advances	1,500,000	$-	17,500,000	15,000,000	34,000,000
Other borrowings	$-	$-	-	1,504,009	1,504,009
Junior Subordinated
Debentures	$-	$-	-	10,310,000	10,310,000

Total interest-bearing
liabilities	$154,457,835	$114,059,952	$30,223,820	$26,814,009	$325,555,616

Period gap	$63,028,298	$(80,993,008)	$70,456,069	$4,940,995
Cumulative gap	$63,028,298	$(17,964,710)	$52,491,359	$57,432,355
Ratio of cumulative gap to
total earning assets	16.46%	(4.69)%	13.71%	15.13%

       (1)        Non-accrual loans in the amount of $1.1 million are not included in the above table.

Allowance for Possible Loan Losses

We have established an allowance for loan losses through a provision for loan losses charged to expense on our statement of income. The allowance for loan losses represents an amount which we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Our judgment as to the adequacy of the allowance for loan losses is based on a number of assumptions about future events, which we believe to be reasonable, but which may or may not prove to be accurate. The evaluation of the allowance is segregated into general allocations and specific allocations. For general allocations, the portfolio is segregated into risk-similar segments for which historical loss ratios are calculated and adjusted for identified trends or changes in current portfolio characteristics. Historical loss ratios are calculated by product type for consumer loans (installment and revolving), mortgage loans, and commercial loans and may be adjusted for other risk factors. To allow for modeling error, a range of probable loss ratios is then derived for each segment. The resulting percentages are then applied to the dollar amounts of the loans in each segment to arrive at each segment’s range of probable loss levels. Certain nonperforming loans are individually assessed for impairment under SFAS No. 114 and assigned specific allocations. Other identified high-risk loans or credit relationships based on internal risk ratings are also individually assessed and assigned specific allocations.

The general allocation also includes a component for probable losses inherent in the portfolio, based on management’s analysis that is not fully captured elsewhere in the allowance. This component serves to address the inherent estimation and imprecision risk in the methodology as well as address management’s evaluation of various factors or conditions not otherwise directly measured in the evaluation of the general and specific allocations. Such factors include the current general economic and business conditions; geographic, collateral, or other concentrations of credit; system, procedural, policy, or underwriting changes; experience of the lending staff; entry into new markets or new product offerings; and results from internal and external portfolio examinations.

Periodically, we adjust the amount of the allowance based on changing circumstances. We charge recognized losses to the allowance and add subsequent recoveries back to the allowance for loan losses. There can be no assurance that charge-offs of loans in future periods will not exceed the allowance for loan losses as estimated at any point in time or that provisions for loan losses will not be significant to a particular accounting period.

The allocation of the allowance to the respective loan segments is an approximation and not necessarily indicative of future losses or future allocations. The entire allowance is available to absorb losses occurring in the overall loan portfolio. In addition, the allowance is subject to examination and adequacy testing by regulatory agencies, which may consider such factors as the methodology used to determine adequacy and the size of the allowance relative to that of peer institutions, and other adequacy tests. Such regulatory agencies could require us to adjust the allowance based on information available to them at the time of their examination.

At December 31, 2005, the allowance for possible loan losses was $4.4 million, or 1.40% of outstanding total loans, compared to an allowance for possible loan losses of $2.4 million, or 1.26% of outstanding total loans, at December 31, 2004. This increase is due to growth in the loan portfolio and needs based on ongoing evaluations of credits.

Provision for Loan Losses

We have established an allowance for loan losses through a provision for loan losses charged as an expense on our statement of income. We review our loan portfolio periodically to evaluate our outstanding loans and to measure both the performance of the portfolio and the adequacy of the allowance for loan losses. The provision for loan losses was $2.2 million for 2005, $1.3 million for 2004, $713,000 for 2003. The increase in the provision for 2005 was the result of increased loan growth and management’s assessment of the adequacy of the reserve for possible loan losses given the size, mix and quality of the current loan portfolio. Please see the discussion below under “Allowance for Possible Loan Losses” for a description of the factors we considered in determining the amount of the provision we expense each period to maintain this allowance.

(graph loan loss reserves to total loans)

Nonperforming Assets

We discontinue accrual of interest on a loan when we conclude it is doubtful that we will be able to collect interest from the borrower. We reach this conclusion by taking into account factors such as the borrower’s financial condition, economic and business conditions, and the results of our previous collection efforts. Generally, we will place a delinquent loan in nonaccrual status when the loan becomes 90 days or more past due. When we place a loan in nonaccrual status, we reverse all interest which has been accrued on the loan but remains unpaid and we deduct this interest from earnings as a reduction of reported interest income. We do not accrue any additional interest on the loan balance until we conclude the collection of both principal and interest is reasonably certain. At December 31, 2005, there were no loans accruing interest which were 90 days or more past due and we had no restructured loans.

Non Performing Assets
(Dollars in Thousands)

	At December 31,
Nonaccrual loans	2005	2004	2003	2002	2001

Commercial	$85	-	$198	$58	$-
Real estate - construction	193	-	-	-	-
Real estate - mortgage	795	70	168	-	87
Consumer	39	7	-	-	29

Total	$1,111	$77	$366	$58	$116

Accruing loans which are contractually past due 90 days or more

Commercial	$0	-	$-	$-	$-
Real estate - construction	0	-	-	-	-
Real estate - mortgage	0	-	-	-	-
Consumer	0	1	-	2	-

Total	$0	$1	$-	$2	$-

Total nonperforming loans	$1,111	$78	$366	$60	$116

Other Real Estate Owned	63	-	-	-	-
Total nonaccrual loans to total
Total Non Performing Assets	$1,174	$78	$366	$60	$116

Total nonaccrual loans to total
loans	0.36%	0.04%	0.27%	0.06%	0.18%
Total nonaccrual loans to total
assets	0.28%	0.03%	0.22%	0.05%	0.14%
Total nonperforming assets to
total assets	0.30%	0.03%	0.22%	0.05%	0.14%

We had seven nonaccrual loans totaling $1.1 million at December 31, 2005. One loan in the amount of $85,356 is a commercial loan secured primarily by a SBA guaranty. There are two real estate construction loans. One in the amount of $132,128 secured by a second real estate mortgage and one in the amount of $60,461 secured by a first mortgage on real estate. We had two real estate mortgage loans; one is in the amount of $759,821 primarily secured by a first mortgage. The second loan in the amount of $34,749 is secured by a first real estate mortgage. We had two consumer loans; one loan in the amount of $23,314 secured by two mobile homes, and the second consumer loan in the amount $15,435 secured by a vehicle. We had three nonaccrual loans totaling $76,826 at December 31, 2004. One loan in the amount of $34,750 is a commercial loan secured by a first mortgage, one commercial loan in the amount of $35,235 secured by a first mortgage and a commercial loan in the amount of $6,841 secured by a vehicle. Interest income that would have been received for the years ended December 31, 2005 and 2004 had nonaccrual loans been current in accordance with their original terms amounted to $148,196 and $13,432 respectively. We had real estate acquired through foreclosure totaling $62,967 at December 31, 2005 and we did not have any real estate acquired through foreclosure during the periods ended December 3,1 2004 thorough 2001.

We do not include loans that are current as to principal and interest in our nonperforming assets categories. However, we will still classify a current loan as a potential problem loan if we develop serious doubts about the borrower’s future performance under the terms of the loan contract. We consider the level of potential problem loans in our determination of the adequacy of the allowance for loan losses. At December 31, 2005, we had classified loans totaling $3.8 million (substandard $3.4 million and special mention $423,600), that we have made a specific allocation in the allowance for loan losses. Substandard assets consist primarily of twenty-two loans with the largest amount to any one borrower being $646,226. The special mention loans consist of three loans with the largest to one borrower being $214,584. At December 31, 2004, we had classified loans totaling $6.0 million, with $3.9 million classified substandard and 2.1 million classified special mention. At December 31, 2003, we had classified loans totaling $2.1 million, all in the substandard category. The following table sets forth certain information with respect to our allowance for loan losses and the composition of charge-offs and recoveries for the years ended December 31, 2005 to December 31, 2001.

Allowance for Loan Losses
(Dollars in Thousands)

	At December 31,
	2005	2004	2003	2002	2001

Average total loans outstanding	$251,306	$159,321	$116,469	$75,837	$56,097
Total loans outstanding at
period end	$311,789	$191,482	$135,612	$93,300	$63,204

Total nonperforming loans	$1,111	$77	$366	$86	$107

Beginning balance of allowance	$2,422	$1,760	$1,276	$851	$569
Loans charged off:
Real Estate	16	126	62	-	122
Commercial	200	530	184	104	46
Consumer	64	27	2	11	32

Total loans charged off:	280	683	248	115	190
Recoveries:
Real Estate	-	-	18	1	5
Commercial	28	5	-	-	-
Consumer	10	-	1	-	-

Total recoveries:	38	5	19	1	5

Net loans charged off	242	678	229	114	185

Provision for loan losses	2,184	1,340	713	539	467

Balance at period end	$4,364	$2,422	$1,760	$1,276	851

Net charge-offs to average loans
	0.10%	0.43%	0.20%	0.15%	0.33%
Allowance as a percent of total
loans	1.40%	1.26%	1.30%	1.37%	1.35%
Nonperforming loans as a
percentage of allowance	25.46%	3.18%	20.80%	6.74%	12.61%
Ratio of net charge-offs to
average total loans
outstanding during the period	0.10%	0.43%	0.20%	0.15%	0.33%

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

	2005		2004		2003		2002		2001

Commercial	$596,008	13.5%	$437,506	17.3%	$413,067	22.8%	$323,672	26.3%	$215,955	21.2%

RE Construction	193,852	8.3%	200,039	8.5%	61,180	6.0%	26,148	3.7%	17,450	3.7%

RE Mortgage	2,023,695	75.8%	1,040,845	70.5%	706,221	66.2%	260,590	56.7%	173,906	64.9%

Consumer	101,773	2.4%	127,500	3.7%	96,860	5.0%	95,516	13.3%	63,757	10.2%

Unallocated	1,448,959	-	615,949	-	483,154	-	569,852	-	380,154	-

Total allowance for
for loan losses	$4,364,287	100.0%	$2,421,839	100.0%	$1,760,481	100.0%	$1,275,778	100.0%	$851,222	100.0%

Noninterest Income and Expense

Noninterest Income. Noninterest income increased to $1.1 million for the year ended December 31, 2005, up 7.8% from $1.0 million for the year ended December 31, 2004. Noninterest income increased 5.1% from $986,834 in 2003 to $1.04 million in 2004. Service fees on deposit accounts, the largest component of noninterest income, increased 2.5% to $549,689 in 2005 from $536,077 in 2004. Service fee income increased $45,383, or 9.2%, in 2004 from $490,694 in 2003. Service fees on deposit accounts increased due to the growth in the number of deposit accounts and increased fee-related activities of customers. The Bank purchased bank owned life insurance in mid-2002 and income from cash value life insurance was $89,809 in 2005 and $161,544 in 2004 and 2003.

Mortgage loan referral fee income for 2005 was $249,757 compared to $134,865 in 2004 and $64,121 for 2003. This increase is primarily due to our increased focus on the mortgage business in all of our markets. Mortgage income generally is directly related to the rate environment; however, we anticipate our referral fee income to be constant during 2006.

Other income increased 30.1% to $217,947 in 2005 from $167,544 in 2004, and increased 23.2% from $135,945 in 2003. We recorded a net gain on the sale of a loan in the amount of $14,610 in 2005. We recorded a net loss of $3,935 on the sale of investment securities for 2005 compared to a net gain of $37,395 in 2004 and $134,530 in 2003. This decrease is attributed to the sale of four securities at a loss. These four securities were replaced with improved yields and less maturity risk.

graph Noninterest income ($ thousands) graph Noninterest expense ($ millions)

Noninterest Expense. Noninterest expense totaled $7.5 million for the year ended December 31, 2005 up from $5.7 million for 2004 and $4.7 million for the year ended December 31, 2003. As a percentage of total assets, our total noninterest expenses decreased from 2.84% in 2003 and 2.35% in 2004 to 1.90% in 2005. While our total assets have grown at a 46.6% over 2003, 46.6% over 2004, and 64.1% over 2005, we have been able to manage our expenses while accommodating our growth. The increase in noninterest expense reflects an increase in most expense categories as a result of our growth to $397.4 million in total assets at the end of 2005 from $242.1 million at the end of 2004, and $165.1 million for the end of 2003.

Salary and wages expense increased by $815,470 to $3.4 million for the year ended December 31, 2005. It also increased by $481,518 to $2.6 million in 2004 and $606,577 to $2.1 million in 2003. Employee benefits were $675,496 in 2005, $501,347 in 2004 and $400,579 in 2003. We had 66 full-time equivalent employees at the end of 2005, an increase of 10 from the end of 2004 and an increase of 24 from the end of 2003. Staffing increases are primarily due to the opening of new branch offices in 2004 and 2005. In 2004, we added staff for the new branch office in the Litchfield/Pawleys Island area of South Carolina and the second location on Hilton Head Island, which opened on January 3, 2005. Increases in personnel costs are also due to normal compensation adjustments, higher costs associated with group insurance coverage and certain incentive awards.

Advertising and public relations expenses continue to be a major expense item as we develop our presence in the new markets. In 2005 advertising and public relations expense increased $56,253 to $295,509 from $239,256 in 2004 and $168,138 in 2003. This increase is due primarily to the new Wexford office on Hilton Head Island that opened in January of 2005 and special promotions such as newspaper advertisements to attract deposits in all markets. Professional fees increased $136,992 to $327,130 for 2005 compared to $190,138 in 2004 and $136,553 in 2003. These fees are due to our growth, the regulatory fees associated with such growth and the increased cost of accounting, auditing and legal services for a public company. Sarbanes Oxley expenses accounted for approximately $90,000 of the increase in 2005.

Occupancy costs for the year ended December 31, 2005, were $724,313, compared to $476,736 in 2004 and $362,202 in 2003. This increase is the result of the opening of the Litchfield and Wexford offices and increases on lease payments for most locations. As we continue to expand, we expect that occupancy costs will increase.

Data processing fees increased in 2005 to $455,646 from $343,275 in 2004 and $308,568 in 2003. Data processing costs are primarily related to the volume of loan and deposit accounts and associated transaction activity. We believe data processing costs are consistent with our expectations.

We experienced a 25.6% increase in other operating expenses in 2005 to $1.05 million, from $838,945 in 2004 and from $703,317 in 2003. These increases are primarily the result of increased operating expenses related to the opening of the new branch offices in the Litchfield/Pawleys Island area of the Grand Strand and the Wexford branch on Hilton Head Island, along with other expenses associated with the expansion of loans and deposits. Specifically, furniture and equipment increased $57,611, armored car expenses increased $19,432, dues and subscriptions increased $21,371, travel increased $45,095, entertainment increased $14,721, ATM and Debit card expenses increased $18,112, funding for the director deferred compensation plan increased $37,082, collectively totaling $213,424, or 99% of the total increase of $214,922 for the year ended December 31, 2005.

Income Taxes. Total income tax expense included in the Consolidated Statements of Income was $1.8 million in 2005, $845,060 in 2004 and $589,643 in 2003. Our effective tax rates were 34% for 2005 and 37% for 2004 and 2003.

Financial Condition

Loans.     Loans are our largest component of earning assets and typically provide higher yields than our other types of earning assets. At December 31, 2005, loans represented 84.2% of average earning assets, representing an increase over the 83.0% that they represented at the end of 2004. At December 31, 2005, net loans (gross loans less the allowance for loan losses and deferred loan fees) totaled $307.4 million, an increase of $118.4 million, or 63.0%, from December 31, 2004. Average gross loans increased 57.7% from $159.3 million with a yield of 6.54% in 2004 to $251.3 million with a yield of 7.54% in 2005. Average gross loans increased from $116.5 million with a yield of 6.81% in 2003. The increase in yield on loans is due to the increasing interest rate environment in 2004 and 2005. Variable rate loans make up approximately 60% of our loan portfolio compared to 40% in fixed rates. The interest rates charged on loans vary with the degree of risk and the maturity and amount of the loan. Competitive pressures, money market rates, availability of funds and government regulations also influence interest rates Mortgage loans constitute the principal component of our loan portfolio. Mortgage loans represented 75.8%, 70.4%, and 66.0% of our portfolio at year end 2005, 2004 and 2003, respectively. In the context of this discussion, a “real estate mortgage loan” is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. We follow the common practice of financial institutions in our market area of obtaining a security interest in real estate whenever possible, in addition to any other available collateral. The collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component. Generally, we limit the loan-to-value ratio to 80%. We attempt to maintain a relatively diversified loan portfolio to help reduce the risk inherent in concentrations of collateral.

The following table shows the composition of our loan portfolio by category at December 31, for the years indicated.

Composition of Loan Portfolio
(Dollars in Thousands)

	At December 31,
	2005		2004		2003		2002		2001
		% of		% of		% of		% of		% of
	Amount	Total	Amount	Total	Amount	Total	Amount	Total	Amount	Total
Commercial	$42,183	13.5%	$33,031	17.2%	$30,941	22.8%	$24,547	26.3%	$13,437	21.2%

Real estate - construction	25,847	8.3%	16,255	8.5%	8,157	6.0%	3,486	3.7%	2,368	3.7%
Real estate - mortgage	236,539	75.8%	134,978	70.4%	89,723	66.0%	52,934	56.7%	41,051	64.9%
Consumer	7,488	2.4%	7,554	3.9%	7,066	5.2%	12,457	13.3% %	6,422	10.2%
Loans, gross	$312,057	100.0%	$191,818	100.0%	$135,887	100.0%	$93,424	100.0%	$63,278	100.0%
Deferred loan fees	(268)		(336)		(275)		(123)		(74)
Allowance for loan losses	(4,364)		(2,422)		(1,760)		(1,276)		(851)

Loans, net	$307,424		$189,060		$133,852		$92,025		$62,353

The following tables set forth the maturity distribution, classified according to sensitivity to changes in interest rates, for selected components of our loan portfolio as of December 31, 2005. The information in this table is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of these loans is subject to review and credit approval, as well as modification of terms upon their maturity. Actual repayments of loans may differ from maturities reflected above because borrowers may have the right to prepay obligations with or without prepayment penalties.

Loan Maturity Schedule and Sensitivity to Changes in Interest Rates
December 31, 2005

		After one but
	One year or less	within five years	After five years	Total

Commercial	$27,198,707	$12,098,143	$2,885,959	$42,182,809
Real estate mortgage	176,891,621	58,707,349	940,196	236,539,166
Real estate construction	23,466,409	2,380,460	-	25,846,870
Consumer	1,827,013	5,522,079	138,946	7,488,039

Total	229,383,750	$78,708,033	$3,965,102	$312,056,885

Fixed Interest Rate	$50,304,847	$75,633,193	$3,905,597	$129,843,636
Variable Interest Rate	179,078,904	3,074,841	59,505	182,213,249

Total	$229,383,750	$78,708,033	$3,965,102	$312,056,885

Investment Securities. Investment securities at December 31, 2005 averaged $42.6 million and at December 31, 2004 averaged $26.5 million, representing 14.3% of average earning assets in 2005 and $13.8 million in 2004. At December 31, 2005, our total portfolio had a book value of $45.1 million, and a market value of $44.5 million, for an unrealized net loss of $1,084,803. This compares to our market value of $36.2 million at December 31, 2004, and $11.9 million at December 31, 2003.

Investment Securities
As of December 31,

	2005	2004	2003
U. S. Gov't. Agencies	$18,259,381	$14,582,103	$2,290,158
Mortgage backed	25,716,495	21,620,267	9,627,916
Other	2,545,400	1,379,200	884,000

Total	$46,521,276	$37,581,570	$12,802,074

At December 31, 2005, short term investments totaled $25.5 million. At December 31, 2004, we had short-term investments of $463,069. At December 31, 2003 we had short-term investments of $4.6 million. These funds are generally invested in an earning capacity with maturities of six months or less in federal funds.

Contractual maturities and yields on our investment securities (all available for sale) at December 31, 2005 are set forth on the following tables based on market values. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Investment securities are generally invested in U.S. Government Agency and mortgage backed securities with an average life of six years or less.

Funding Sources

Deposits and Other Interest-Bearing Liabilities. Average total deposits were $248.0 million in 2005, up 48.7% from $166.8 million in 2004. Average interest-bearing deposits were $216.8 million in 2005, up 55.2% from $139.7 million in 2004. These increases were primarily a result of the continued expansion of the Company. Deposit growth was attributable to internal growth and the generation of new deposit accounts due primarily to special promotions and increased advertising. Interest bearing checking accounts increased primarily due to a change mandated by the South Carolina Bar Association requiring that all lawyer trust accounts be interest bearing. This created a shift from demand deposit accounts to interest bearing checking accounts.

Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for our loan portfolio and other earning assets. Our core deposits were $227.5 million at December 31, 2005, an increase of 45.9% compared to $156.0 million at December 31, 2004. We expect a stable base of deposits to continue to be our primary source of funding to meet both our short-term and long-term liquidity needs. Core deposits as a percentage of total deposits were approximately 73.2% at December 31, 2005 and 76.8% at December 31, 2004. Our loan-to-deposit ratio was 98.8% at December 31, 2005 versus 93.1% at December 31, 2004. The average loan-to-deposit ratio was 100.0% during 2005 and 94.3% during 2004.

The following table sets forth our deposits by category as of December 31, of each respective year.

Deposits by Category

	December 31, 2005		December 31, 2004		December 31, 2003		December 31, 2002		December 31, 2001
		Percent		Percent		Percent		Percent		Percent
		of		of		of		of		of
	Amount	Deposits	Amount	Deposits	Amount	Deposits	Amount	Deposits	Amount	Deposits

Demand deposit	$31,152,603	10.0%	$32,540,139	16.0%	$23,454,124	17.0%	$19,316,292	19.0%	$11,968,934	17.9%
accounts
Interest bearing	22,235,452	7.2%	7,770,363	3.8%	5,024,410	3.6%	4,120,079	4.1%	3,911,552	5.8%
checking
Money market	70,090,021	22.5%	65,912,428	32.4%	22,074,665	16.0%	22,797,243	22.9%	13,962,249	20.9%
accounts
Savings accounts	3,639,178	1.2%	3,003,904	1.5%	2,777,278	2.0%	2,935,199	2.9%	2,824,451	4.2%
Time deposits <	100,390,285	32.3%	46,751,575	23.1%	48,988,981	35.5	29,810,915	30.0%	20,706,965	30.8%
$100,000
Time deposits > $100,000	83,386,672	26.8%	47,190,549	23.2%	35,780,108	25.9%	20,886,309	21.1%	13,758,817	20.4%

Total deposits	$310,894,210	100.0%	$203,168,958	100.0%	$138,099,567	100.0%	$99,866,037	100.0%	$67,132,968	100.0%

deposits

The following table sets forth our deposits by category with the average balance and the average rate paid for each category. All of our deposits are domestic.

Average balances and rates
(Dollars in thousands)

	2005		2004		2003		2002		2001

Non interest bearing
demand	$31,114	-%	$27,060	-%	$19,261	-%	$13,417	-%	$9,678	-%
Interest bearing demand	17,237	0.55%	6,182	0.35%	4,869	0.45%	3,903	0.51%	2,960	1.97%
Money market	75,684	2.43%	38,995	1.76%	22,440	1.40%	21,519	2.28%	13,061	3.59%
Savings	3,587	1.09%	3,169	0.80%	3,074	0.82%	3,211	1.20%	3,127	3.06%
Time deposits	$120,342	3.27%	$91,387	2.36%	$72,088	2.62%	$36,271	3.99%	$35,779	5.95%

Total	$247,963		$166,793		$121,732		$78,321		$64,605

As of December 31, 2005, time deposits greater than $100,000 that matured within three months were $36.7 million, those over 3 months through 6 months were $11.0 million, those over 6 months through 12 months were

$30.7 million and time deposits greater than $100,000 that had a maturity greater than 12 months were $4.95 million.

Due to the seasonal nature of our market areas, deposit growth is strong during the summer months and loan demand usually reaches its peak during the winter months. Thus, we historically have a more favorable liquidity position during the summer months. To meet loan demand and liquidity needs during the winter months, we typically offer rate specials on deposits. Our deposit growth during the summer months is invested in temporary investments and short-term securities. Additionally, the Company has access to other funding sources including federal funds purchased from correspondent banks and a line of credit with the Federal Home Loan Bank (FHLB) in addition to a seasonal line of credit with the Federal Reserve Discount Window.

Borrowings. During 2005, we had average short-term borrowings of $23.8 million compared to $16.8 million in 2004 and $7.7 million in 2003. Total borrowings outstanding at December 31, 2005 were $35.5 million, at December 31, 2004 were $16.5 million and at December 31, 2003 were $11.5 million. The maximum amount outstanding during any month-end period at December 31, 2005 was $35.5 million with an average rate of 4.21%, at December 31, 2004 was $21.5 million at an average rate of 2.36% and at December 31, 2003 was $11.5 million with an average rate of 2.79%. These funds were obtained from the Federal Home Loan Bank to help fund our loan growth, except for $1.5 million that was obtained from Bank of America. This represents the Company’s portion of the total amount advanced on a $7.2 million line of credit as of December 31, 2005 on the construction loan that was obtained by BFNM, LLC to fund the construction of an office building that will house the main office for the Bank. For more information concerning borrowings, refer to Notes 8 and 9 of the Notes to the Consolidated Financial Statements.

Junior Subordinated Debt.

During 2005, we had average junior subordinated debt of $9.5 million compared to $3.1 million in 2004 and none in 2003. Total junior subordinated debt outstanding at December 31, 2005 was $10.3 million and at December 31, 2004 was $5.2 million. The maximum amount outstanding during any month-end period at December 31, 2005 was $10.3 million with an average rate of 5.60%. At December 31, 2004, the maximum outstanding during any month-end period was $5.2 million with an average rate of 4.45%.

The trust preferred securities accrue and pay distributions annually at a rate per annum equal to the three month LIBOR plus 270 and 190 basis points, respectively, which was 6.89% and 6.39% at December 31, 2005. The distribution rate payable on these securities is cumulative and payable quarterly in arrears. We have the right, subject to events of default, to defer payments of interest on the trust preferred securities for a period not to exceed 20 consecutive quarterly periods, provided that no extension period may extend beyond the maturity dates of May 27, 2034 and March 30, 2035, respectively. We have no current intention to exercise our right to defer payments of interest on the trust preferred securities. We have the right to redeem the trust preferred securities, in whole or in part, on or after May 27, 2009 and March 30, 2010, respectively. We may also redeem the trust preferred securities prior to such dates upon occurrence of specified conditions and the payment of a redemption premium.

Debt issuance costs, net of accumulated amortization, from the junior subordinated debentures totaled $45,740 at December 31, 2005 and $23,333 at December 31, 2004. These costs are included in other assets on the Consolidated Balance Sheets. Amortization of debt issuance costs from trust preferred debt totaled $3,962 at December 31, 2005 and $1,667 at December 31, 2004, and is reported in noninterest expenses on the Consolidated Statements of Income.

Capital Standards and Regulatory Matters

The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. Under the capital adequacy guidelines, regulatory capital is classified into two tiers. These guidelines require an institution to maintain a certain level of Tier 1 and Tier 2 capital to risk-weighted assets. Tier 1 capital consists of common shareholders’ equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100% based on the risks believed to be inherent in the type of asset. Tier 2 capital consists of Tier 1 capital plus the general reserve for loan losses, subject to certain limitations. We are also required to maintain capital at a minimum level based on total average assets, which is known as the Tier 1 leverage ratio. At both the holding company and bank level, we are subject to various regulatory capital requirements administered by the federal banking agencies. To be considered “well-capitalized,” we must maintain total risk-based capital of at least 10%, Tier 1 capital of at least 6%, and a leverage ratio of at least 5%.

        (Insert Capital graph)

On June 14, 2005, we closed the sale of 1,150,000 shares of our common stock at $18.75 per share in a firm commitment underwritten offering solely managed by Sandler O’Neill & Partners, L.P. We received net proceeds from the offering of approximately $20 million after deducting underwriting discounts and expenses. We plan to use the net proceeds for general corporate purposes, which include, among other things, providing additional capital to our Bank to support our asset growth.

At December 31, 2005, our total shareholders’ equity was $39.1 million ($35.3 million at the bank level). At December 31, 2005, our Tier 1 capital ratio was 16.0% (12.8% at the bank level), our total risk-based capital ratio was 17.4% (14.0% at the bank level), and our Tier 1 leverage ratio was 13.8% (11.0% at the bank level). The Bank was considered “well-capitalized” and the holding company met or exceeded its applicable regulatory capital requirements

Liquidity Management

Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss, and the ability to raise additional funds by increasing liabilities. Liquidity management involves monitoring our sources and uses of funds in order to meet our day-to-day cash flow requirements while maximizing profits. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of our investment portfolio is fairly predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to the same degree of control.

Our primary sources of liquidity are deposits, scheduled repayments on our loans, and interest on and maturities of our investments. We plan to meet our future cash needs through the liquidation of temporary investments and the generation of deposits. All of our securities have been classified as available for sale. Occasionally, we might sell investment securities in connection with the management of our interest sensitivity gap or to manage cash availability. We may also utilize our cash and due from banks, security repurchase agreements, and federal funds sold to meet liquidity requirements as needed. In addition, we have the ability, on a short-term basis, to purchase federal funds from other financial institutions. Presently, we have made arrangements with commercial banks for short-term unsecured advances of up to $16.4 million. We also have a line of credit with the FHLB to borrow up to 80% of our 1 to 4 family loans, resulting in an availability of funds of $12.6 million at December 31, 2005. The FHLB has approved borrowings up to 15% of the Bank’s total assets less advances outstanding. The borrowings are available by pledging additional collateral and purchasing FHLB stock. At December 31, 2005, we had borrowed $34.0 million on this line. We believe that our existing stable base of core deposits, our bond portfolio, borrowings from the FHLB, and short-term federal funds lines will enable us to successfully meet our liquidity needs for the next 12 months.

Interest Rate Sensitivity

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

We actively monitor and manage our interest rate risk exposure principally by measuring our interest sensitivity “gap,” which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and it is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. We generally would benefit from increasing market interest rates when we have an asset-sensitive, or a positive, interest rate gap and we would generally benefit from decreasing market interest rates when we have liability-sensitive, or a negative, interest rate gap. When measured on a “gap” basis, we are liability-sensitive over the cumulative one-year time frame and asset-sensitive after one year as of December 31, 2005. However, our gap analysis is not a precise indicator of our interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but we believe those rates are significantly less interest-sensitive than market-based rates such as those paid on non-core deposits.

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

Off-Balance Sheet Risk

Through the operations of our bank, we have made contractual commitments to extend credit in the ordinary course of our business activities. These commitments are legally binding agreements to lend money to our customers at predetermined interest rates for a specified period of time. We evaluate each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate. We manage the credit risk on these commitments by subjecting them to normal underwriting and risk management processes.

At December 31, 2005, the Bank had issued commitments to extend credit of $37.5 million through various types of lending arrangements, of which $34.9 million was at variable rates. The commitments expire over the next 18 months. Past experience indicates that many of these commitments to extend credit will expire unused. We believe that we have adequate sources of liquidity to fund commitments that are drawn upon by the borrowers.

In addition to commitments to extend credit, we also issue standby letters of credit which are assurances to a third party that they will not suffer a loss if our customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled $8.3 million at December 31, 2005. Past experience indicates that many of these standby letters of credit will expire unused. However, through our various sources of liquidity, we believe that we will have the necessary resources to meet these obligations should the need arise.

Except as disclosed in this report, we are not involved in off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

Impact of Inflation

The effect of relative purchasing power over time due to inflation has not been taken into account in our consolidated financial statements. Rather, our financial statements have been prepared on an historical cost basis in accordance with generally accepted accounting principles.

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

        In order to monitor compliance with its system of controls, the Company has employed an internal auditor to perform internal audits of controls and compliance with systems and controls. Audit reports are issued to the Audit Committee of the Board of Directors. The independent accountants receive copies of these reports and the reports are available for review by regulatory authorities.

        The Audit Committee of the Board of Directors meets as necessary with management, the internal auditor, and the independent accountants to review audit scopes, audit reports, and fee arrangements of the independent accountants, in order to evaluate management’s performance of its financial reporting responsibility. Both the internal auditor and independent accountants have access to the Audit Committee without any management present in the discussions. Independent accountants are recommended by the Audit Committee to the Board of Directors for selection.

        Elliott Davis, LLC, our independent registered public accounting firm, is engaged to provide an objective, independent review as to management’s discharge of its responsibilities relating to the fairness of reported operating results and financial condition. They have an understanding of the Company’s accounting and financial controls and conduct such tests and related procedures as they deem appropriate to arrive at an opinion of the fairness of the financial statements. Their opinion is included as a part of the Company’s 2005 Annual Report on Form 10-KSB.

        Our management is committed to, and has always maintained and enforced, a philosophy of high ethical standards in the conduct of its business. The policies covering conflicts of interest, community affairs, and other subjects, are uniformly applicable to all officers and employees of our Company.

Beach First National Bancshares, Inc.
Myrtle Beach, South Carolina
March 19, 2006

Report of Independent Registered Public Accounting Firm

Board of Directors
Beach First National Bancshares, Inc.
Myrtle Beach, South Carolina

        We have audited the accompanying Consolidated Balance Sheets of Beach First National Bancshares, Inc. (the Company) and Subsidiaries as of December 31, 2005 and 2004, and the related Consolidated Statements of Income, Changes in Shareholders’ Equity and Comprehensive Income and Cash Flows for each of the years in the three year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beach First National Bancshares, Inc. and Subsidiaries at December 31, 2005 and 2004, and the results of their operations and cash flows for each of the years in the three year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Elliott Davis
Elliott Davis, LLC
Columbia, South Carolina
January 11, 2006

BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31,
	2005	2004
Assets
Cash and due from banks	$4,284,868	$4,824,176
Federal funds sold and short term investments	25,521,071	463,069
Investment securities	43,975,876	36,202,370
Loans, net	307,424,435	189,059,926
Federal Reserve Bank stock	534,000	309,000
Federal Home Loan Bank stock	2,011,400	1,070,200
Property and equipment, net	6,672,507	4,681,812
Cash value of life insurance	3,301,417	3,230,950
Other assets	3,663,660	2,249,842

Total assets	$397,389,234	$242,091,345

Liabilities and shareholders' equity
Liabilities
Deposits
Non-interesting bearing	$31,152,603	$32,540,139
Interest bearing	279,741,607	170,628,819

Total deposits	310,894,210	203,168,958

Advances from Federal Home Loan Bank	34,000,000	16,500,000
Other borrowings	1,504,009	--
Junior subordinated debentures	10,310,000	5,155,000
Other liabilities	1,555,602	934,425

Total liabilities	358,263,821	225,758,383

Commitments and contingencies - Notes 11 and 15

Shareholders’ equity
Common stock, $1 par value, 10,000,000 shares authorized,
3,169,958 shares issued and outstanding at December 31, 2005
and 2,013,508 at December 31, 2004	3,169,958	2,013,508
Paid-in capital	30,157,843	11,335,982
Retained earnings	6,513,582	3,153,939
Accumulated other comprehensive loss	(715,970)	(170,467)

Total shareholders' equity	39,125,413	16,332,962

Total liabilities and shareholders' equity	$397,389,234	$242,091,345

The accompanying notes are an integral part of these consolidated financial statements.

BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

	For the years ended December 31,
	2005	2004	2003
Interest income
Loans and fees on loans	$18,938,675	$10,418,114	$7,927,496
Investment securities	1,838,313	1,098,986	519,128
Federal funds sold and short term investments	127,961	75,702	49,637
Other	15,682	4,069	-

Total interest income	20,920,631	11,596,871	8,496,261
Interest expense
Deposits	5,912,891	2,799,558	2,266,877
Advances from FHLB and federal funds purchased	747,209	394,946	216,040
Junior subordinated debentures	528,812	136,943	-

Total interest expense	7,188,912	3,331,447	2,482,917
Net interest income	13,731,719	8,265,424	6,013,344

Provision for loan losses	2,184,000	1,340,000	713,000

Net interest income after provision for loan losses	11,547,719	6,925,424	5,300,344

Noninterest income
Service fees on deposit accounts	549,689	536,077	490,694
Gain on sale of loan	14,610	-	-
Gain(loss) on sale of investment securities	(3,935)	37,395	134,530
Income from cash value life insurance	89,809	161,544	161,544
Mortgage loan referral fees	249,757	134,865	64,121
Other income	217,947	167,544	135,945

Total noninterest income	1,117,877	1,037,425	986,834

Noninterest expenses
Salaries and wages	3,371,922	2,556,452	2,074,934
Employee benefits	675,496	501,347	400,579
Supplies and printing	101,889	89,560	105,704
Advertising and public relations	295,509	239,256	168,138
Professional fees	327,130	190,138	136,553
Depreciation and amortization	539,406	446,158	428,609
Occupancy	724,313	476,736	362,202
Data processing fees	455,646	343,275	308,568
Other operating expenses	1,053,867	838,945	703,317

Total noninterest expenses	7,545,178	5,681,867	4,688,604

Income before income taxes	5,120,418	2,280,982	1,598,574

Income tax expense	1,760,775	845,060	589,643

Net income	$3,359,643	$1,435,922	$1,008,931

Basic net income per common share	$1.27	$0.71	$0.51

Diluted net income per common share	$1.23	$0.69	$0.50

Weighted average common shares outstanding:
Basic	2,650,576	2,010,662	1,978,252

Diluted	2,740,899	2,089,287	2,015,103

        The accompanying notes are an integral part of these consolidated financial statements.

BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income

For the years ended December 31, 2005, 2004 and 2003

					Accumulated
					Other	Total
	Common Stock		Paid-in	Retained	Comprehensive	Shareholders’
	Shares	Amount	Capital	Earnings	Income (Loss)	Equity
Balance,
December 31, 2002	1,318,368	$1,318,368	$11,787,899	$709,390	$112,711	$13,928,368

Net income	-	-	-	1,008,931	-	1,008,931

Other comprehensive,
income, net of taxes:
Unrealized loss on
investment securities	-	-	-	-	(170,416)	(170,416)
Plus reclassification
adjustments for
gains included in
net income	-	-	-	-	(88,790)	(88,790)

Comprehensive income	-	-	-	-	-	749,725
Exercise of stock options	5,400	5,400	49,400	-	-	54,800

Balance, December 31, 2003	1,323,768	1,323,768	11,837,299	1,718,321	(146,495)	14,732,893

Net income	-	-	-	1,435,922	-	1,435,922

Other comprehensive,
income, net of taxes:
Unrealized gain on
investment securities	-	-	-	-	709	709
Plus reclassification
adjustments for
gains included in
net income	-	-	-	-	(24,681)	(24,681)

Comprehensive income	-	-	-	-	-	(23,972)
Exercise of stock options	18,750	18,750	169,673	-	-	188,423
3-for-2 stock split	670,990	670,990	(670,990)	(304)	-	(304)

Balance, December 31, 2004	2,013,508	2,013,508	11,335,982	3,153,939	(170,467)	16,332,962

Net income	-	-	-	3,359,643	-	3,359,643

Other comprehensive,
income, net of taxes:
Unrealized loss on
investment securities	-	-	-	-	(548,100)	(548,100)
Plus reclassification
adjustments for
losses included in
net income	-		-	-	2,597	2,597

Comprehensive income	-	-	-	-	-	2,814,140
Exercise of stock options	6,450	6,450	37,863	-	-	44,313
Issuance of common stock, net	1,150,000	1,150,000	18,783,998	-	-	19,933,998

Balance, December 31, 2005	3,169,958	$3,169,958	$30,157,843	$6,513,582	$(715,970)	$39,125,413

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	For the years ended December 31,
	2005	2004	2003

Operating activities
Net income	$3,359,643	$1,435,922	$1,008,931
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	539,406	446,158	428,609
Accretion of deferred loan fees	(1,302,357)	(534,553)	(273,122)
Discount accretion and premium amortization	(45,404)	5,776	30,283
Deferred income taxes	23,781	(197,073)	(132,306)
Provision for loan losses	2,184,000	1,340,000	713,000
Loss on sale of property and equipment	-	513	-
Loss (gain) on sale of investment securities	3,935	(37,395)	(134,530)
Investment in Beach First National Trust	(310,000)	(155,000)	-
Decrease (increase) in other assets	(917,049)	(640,263)	1,584,049
Increase in other liabilities	621,177	173,848	146,157

Net cash provided by operating activities	4,157,132	1,837,933	3,371,071

Investing activities
Proceeds from sale of investment securities	6,148,824	5,034,461	8,021,325
Purchase of investment securities	(14,707,381)	(29,323,461)	(12,805,865)
Purchase of FHLB stock	(941,200)	(495,200)	(375,000)
Purchase of Federal Reserve stock	(225,000)	-	(144,300)
Decrease (increase) in Federal funds sold and short term
Investments	(25,058,002)	4,135,451	(830,694)
Increase in loans, net	(119,246,152)	(56,013,661)	(42,267,016)
Purchase of property and equipment	(2,540,328)	(657,540)	(328,782)
Proceeds from sale of property and equipment	10,227	7,000	-

Net cash used by investing activities	(156,559,012)	(77,312,950)	(48,730,332)

Financing activities
Advances from Federal Home Loan Bank	17,500,000	5,000,000	7,500,000
Net increase in deposits	107,725,252	65,069,392	38,233,529
Advances from junior subordinated debentures	5,155,000	5,155,000	-
Proceeds from exercise of stock options	44,313	188,423	54,800
Cash paid in lieu of fractional shares	-	(304)	-
Proceeds from stock issuance, net	19,933,998	-	-
Proceeds from other borrowings	1,504,009	-	-

Net cash provided by financing activities	151,862,572	75,412,511	45,788,329

Net (decrease) increase in cash	(539,308)	(62,506)	429,068

Cash and cash equivalents at beginning of year	4,824,176	4,886,682	4,457,614

Cash and cash equivalents at end of year	$4,284,868	$4,824,176	$4,886,682

Cash paid for
Interest	$6,795,301	$3,183,507	$2,502,644

Income taxes	$2,084,279	$916,740	$480,360

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Beach First National Bancshares, Inc. (the “Company”) is organized under the laws of the State of South Carolina for the purpose of operating as a bank holding company for Beach First National Bank (the “Bank”), Beach First National Trust (the “Trust”), Beach First National Trust II (the “Trust II”), and BFNM, LLC (the “LLC”). The Bank provides full commercial banking services to customers and is subject to regulation by the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation. The Company is subject to regulation by the Federal Reserve Board. The Trust and the Trust II are special purpose subsidiaries organized for the sole purpose of issuing trust preferred securities.

In 2005, the Company formed a limited liability corporation with Nelson Mullins Riley & Scarborough, LLP (Nelson Mullins) known as BFNM, LLC. The purpose of the LLC is to construct and own an office building in Myrtle Beach, South Carolina. Upon completion, the Company will own two-thirds of the LLC and Nelson Mullins will own one-third.

Basis of presentation – The consolidated financial statements include the accounts of the Company, the Bank, and the LLC. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. In accordance with current accounting guidance, the Trust and Trust II have not been consolidated in these financial statements. The Company uses the accrual basis of accounting.

Estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates.

Concentrations of credit risk – Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily along the coastal regions of South Carolina and predominately center on the Metro regions of Myrtle Beach and Hilton Head Island, South Carolina. At December 31, 2005, the majority of the total loan portfolio was to borrowers from within this region.

The Company’s loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to groups of borrowers or industries that would be similarly affected by economic conditions except for loans for the acquisition of land and loans for the development of land. This concentration totaled $93.6 million at December 31, 2005, representing 239.2% of total equity and 30.4% of net loans receivable. At December 31, 2004, this was not considered a concentration.

The Company has identified one more concentration of credit risk that it is monitoring. This concentration is for loans for commercial real estate, which totaled $90.8 million at December 31, 2005, representing 233.0% of total equity and 29.5% of net loans receivable. At December 31, 2004, this concentration totaled $68.9 million, representing 422.1% of total equity and 36.1% of net loans receivable.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios. Management has determined that there is no concentration of credit risk associated with its lending policies or practices.

Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan’s life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

The Company’s investment portfolio consists principally of obligations of the United States and its agencies or its corporations. In the opinion of management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Cash and cash equivalents – For purposes of the statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption “Cash and due from banks”. Cash and cash equivalents have an original maturity of three months or less.

Investment securities – The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Gains or losses on the disposition of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. The statement requires investments in equity and debt securities to be classified into three categories:

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

Other investments – The Bank, as a member institution, is required to own certain stock investments in the Federal Home Loan Bank of Atlanta and the Federal Reserve Bank. The stock is generally pledged against any borrowings from these institutions. No ready market exists for the stocks and they have no quoted market value. However, redemption of these stocks has historically been at par value.

Loans, interest and fee income on loans – Loans are stated at the principal balance outstanding. Unamortized loan fees and the allowance for loan losses are deducted from total loans in the balance sheet. Interest income is recognized over the term of the loan based on the principal amount outstanding.

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

Allowance for loan losses – The provision for loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate allowance to meet the present and foreseeable risk characteristics of the current loan portfolio. Management’s judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses and prevailing and anticipated economic conditions. Loans which are determined to be uncollectible are charged against the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance. Management considers the year-end allowance appropriate and adequate to cover probable losses in the loan portfolio; however, management’s judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.

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

Real estate acquired in settlement of loans – Real estate acquired through foreclosure is initially recorded at the lower of cost or estimated fair value. Subsequent to the date of acquisition, it is carried at the lower of cost or fair value, adjusted for net selling costs. Fair values of real estate owned are reviewed regularly and writedowns are recorded when it is determined that the carrying value of real estate exceeds the fair value less estimated costs to sell. Costs relating to the development and improvement of such property are capitalized, whereas those costs relating to holding the property are charged to expense.

Property and equipment – Buildings and furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in net income.

Income taxes – The consolidated financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes and for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

Advertising and public relations expense – Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Earnings per share – basic is computed by dividing net income by the weighted average number of common shares outstanding. Earnings per share — diluted is computed by dividing net income by the weighted average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. All share amounts have been adjusted for the 3-for-2 stock split recorded in 2004. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options.

	For the years ended December 31,
	2005	2004	2003
Basic earnings per share:
Net income available to common shareholders	$3,359,643	$1,435,922	$1,008,931

Average common shares outstanding - basic	2,650,576	2,010,662	1,978,252

Basic earnings per share	$1.27	$.71	$.51

Diluted earnings per share:
Net income available to common shareholders	$3,359,643	$1,435,922	$1,008,931

Average common shares outstanding - basic	2,650,576	2,010,662	1,978,252

Incremental shares from assumed conversion
of stock options	90,323	78,625	36,851

Average common shares outstanding - diluted	2,740,899	2,089,287	2,015,103

Diluted earnings per share	$1.23	$.69	$.50

Stock Based Compensation — The Company has a stock-based employee compensation plan which is further described in Note 17. The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all stock options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and net income per common share as if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

	For the years ended December 31,
	2005	2004	2003

Net income, as reported	$3,359,643	$1,435,922	$1,008,931

Deduct: Total stock-based employee
compensation expense determined
under fair value based method
for all awards, net of related tax effects	1,256,526	340,488	120,360

Pro forma net income	$2,103,117	$1,095,434	$888,571

Net income per common share
Basic - as reported	$1.27	$.71	$.51

Basic - pro forma	$.79	$.54	$.45

Diluted - as reported	$1.23	$.69	$.50

Diluted - pro forma	$.77	$.52	$.44

The Financial Accounting Standards Board recently published Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R), which is effective on January 1, 2006, will require that the fair value of share-based payments to employees, including stock options, be recognized as compensation expense in the statement of income in the financial statements. Accordingly, the Company will implement the revised standard on January 1, 2006. Currently, the Company accounts for its share-based payment transactions under the provisions of APB No. 25, under which it has not recognized any compensation expense for its stock option grants and related accounting interpretations, including FASB Interpretation Number 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for stock options.

On December 14, 2005, the Board of Directors approved accelerating the vesting of 117,000 unvested stock options. The accelerated vesting was effective as of December 14, 2005. All of the other terms and conditions applicable to the outstanding stock options remained unchanged.

The decision to accelerate vesting of these options will avoid recognition of pre-tax compensation expense by the Company upon the adoption of SFAS 123(R). In the Company’s view, the future compensation expense could outweigh the incentive and retention value associated with the stock options. The future pre-tax compensation expense that will be avoided, based upon the effective date of January 1, 2006, is expected to be approximately $119,000 and $137,000 in fiscal years 2006 and 2007, respectively. The Company believes that the acceleration of vesting stock options meets the criteria for variable accounting under FIN No. 44. Based upon past experience, the Company believes the grantees of these stock options will remain as a director or employee of the Company.

Reclassifications – Certain previously reported amounts have been reclassified to conform to the current year presentation. Such changes had no effect on previously reported net income or shareholders’ equity.

Recently Issued Accounting Pronouncements The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

As discussed previously, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) will require companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its financial statements. In addition, the adoption of SFAS No. 123(R) requires additional accounting and disclosures related to the income tax and cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective beginning as of the first annual reporting period beginning after December 15, 2005. SFAS No. 123(R) allows for adoption using either the modified prospective or modified retrospective methods. As of December 31, 2005, all options granted were fully vested. The Company anticipates issuing additional options in the future but does not expect these options to have a material impact on financial position or results of operations upon adoption.

In April 2005, the Securities and Exchange Commission’s Office of the Chief Accountant and its Division of Corporation Finance issued Staff Accounting Bulletin (“SAB”) No. 107 to provide guidance regarding the application of SFAS No. 123(R). SAB No. 107 provides interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations, as well as the staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB No. 107 also reminds public companies of the importance of including disclosures within filings made with the SEC relating to the accounting for share-based payment transactions, particularly during the transition to SFAS No. 123(R).

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29.” The standard is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and eliminates the exception under ABP Opinion No. 29 for an exchange of similar productive assets and replaces it with an exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The standard is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material impact on the Company’s financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3". SFAS No. 154 establishes retrospective application as the required method for reporting a change in accounting principle, unless it is impracticable, in which case the changes should be applied to the latest practicable date presented. SFAS No. 154 also requires that a correction of an error be reported as a prior period adjustment by restating prior period financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In March 2004, the FASB issued Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” This issue addresses the meaning of other-than-temporary impairment and its application to investments classified as either available for sale or held to maturity under SFAS No. 115 and it also provides guidance on quantitative and qualitative disclosures. The disclosure requirements in paragraph 21 of this Issue were effective for annual financial statements for fiscal years ending after December 15, 2003 and were adopted by the Company effective December 31, 2003.

The recognition and measurement guidance in paragraphs 6-20 of this Issue was to be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004, but was delayed by FASB action in October 2004 through the issuance of a proposed FASB Staff Position (“FSP”) on the issue. In July 2005, the FASB issued FSP FAS 115-1 and FAS 124-1—“The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” This final guidance eliminated paragraphs 10-18 of EITF-03-1 (paragraphs 19-20 have no material impact on the financial position or results of operations of the Company) and will be effective for other-than-temporary impairment analysis conducted in periods beginning after December 15, 2005. The Company has evaluated the impact that the adoption of FSP FAS 115-1 and FAS 124-1 and has concluded that the adoption will not have a material impact on financial position and results of operations upon adoption.

Recently Issued Accounting Pronouncements

In December 2005, the FASB issued FSP SOP 94-6-1, “Terms of Loan Products that May Give Rise to a Concentration of Credit Risk”. The disclosure guidance in this FSP is effective for interim and annual periods ending after December 19, 2005. The FSP states that the terms of certain loan products may increase a reporting entity’s exposure to credit risk and thereby may result in a concentration of credit risk as that term is used in SFAS No. 107, either as an individual product type or as a group of products with similar features. SFAS No. 107 requires disclosures about each significant concentration, including “information about the (shared) activity, region, or economic characteristic that identifies the concentration”. The FSP suggests possible shared characteristics on which significant concentrations may be determined which include, but are not limited to: borrowers subject to significant payment increases, loans with terms that permit negative amortization and loans with high loan-to-value ratios.

This FSP requires entities to provide the disclosures required by SFAS No. 107 for loan products that are determined to represent a concentration of credit risk in accordance with the guidance of this FSP for all periods presented. The Company adopted this disclosure standard effective December 31, 2005.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 2 – RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank or on deposit with the Federal Reserve Bank. At December 31, 2005 and 2004 these required reserves were met by vault cash.

NOTE 3 — INVESTMENT SECURITIES

The amortized costs and fair value of available for sale investment securities are as follows:

	December 31, 2005
	Amortized	Gross unrealized		Fair
	cost	Gains	Losses	Value
Federal agencies	$18,606,608	$--	$347,227	$18,259,381
Mortgage-backed	26,454,071	5,458	743,034	25,716,495

Total securities	$45,060,679	$5,458	$1,090,261	$43,975,876

	December 31, 2004
	Amortized	Gross unrealized		Fair
	cost	Gains	Losses	Value
Federal agencies	$14,577,722	$37,280	$32,899	$14,582,103
Mortgage-backed	21,882,932	56,853	319,518	21,620,267

Total securities	$36,460,654	$94,133	$352,417	$36,202,370

The amortized costs and fair values of investment securities at December 31, 2005, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities are presented as a separate line since pay downs are expected before contractual maturity dates.

	Amortized cost	Fair value

Due after one year through five years	$13,705,403	$13,463,426
Due after five through ten years	4,901,205	4,795,955

Sub-total	18,606,608	18,259,381

Mortgage-backed	26,454,071	25,716,495

Total securities	$45,060,679	$43,975,876

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005.

	Less than 12 months		12 months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

Federal agencies	$16,039,255	$277,272	$2,220,126	$69,955	$18,259,381	$347,227
Mortgage backed securities	15,663,880	297,741	9,922,372	445,293	25,586,252	743,034

Total	$31,703,135	$575,013	$12,142,498	$515,248	$43,845,633	$1,090,261

Securities classified as available-for-sale are recorded at fair market value. Approximately 47.22% of the unrealized losses, or fifteen individual securities, consisted of securities in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and is not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary.

NOTE 3 – INVESTMENT SECURITIES – continued

The amortized cost and fair value of securities pledged as collateral for public funds and other purposes as of December 31, 2005 and 2004 were $38,741,006 and $37,740,753 and $30,219,563 and $29,949,946, respectively.

For the years ended December 31, 2005, 2004 and 2003, proceeds from sales of securities available for sale amounted to $6,148,824, $5,034,461, and $8,021,325, respectively. Gross realized gains (losses) amounted to $(3,935), $37,395, and $134,530, respectively.

NOTE 4 – LOANS

The composition of net loans by major loan category is presented below:

	December 31,
	2005	2004

Commercial	$42,182,809	$33,031,218
Real estate - construction	25,846,870	16,255,221
Real estate - mortgage	236,539,168	134,977,986
Consumer	7,488,039	7,553,982

	312,056,886	191,818,407

Less:
Allowance for loan losses	4,364,287	2,421,839
Deferred loan fees	268,164	336,642

	4,632,451	2,758,481

Loans, net	$307,424,435	$189,059,926

Impaired loans which consisted entirely of nonaccrual loans totaled $1,111,264 and $76,826 at December 31, 2005 and 2004, respectively, which had the effect of reducing net income $148,196 in 2005 and $13,432 in 2004.

NOTE 5 – ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is available to absorb future loan charge-offs. The allowance is increased by provisions charged to operating expenses and by recoveries of loans which were previously written-off. The allowance is decreased by the aggregate loan balances, if any, which were deemed uncollectible during the year.

Activity within the allowance for loan losses account follows:

	For the years ended December 31,
	2005	2004	2003

Balance, beginning of year	$2,421,839	$1,760,481	$1,275,778
Recoveries of loans previously charged
against the allowance	38,304	4,964	20,088
Provision for loan losses	2,184,000	1,340,000	713,000
Loans charged against the allowance	(279,856)	(683,606)	(243,385)

Balance, end of year	$4,364,287	$2,421,839	$1,760,481

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Components of property and equipment included in the consolidated balance sheets are as follows:

	December 31,
	2005	2004
Land	$2,057,171	$1,449,555
Buildings and improvements	2,621,052	2,553,839
Furniture and equipment	2,171,455	1,688,488
Software	573,069	536,105
Construction in progress	1,575,756	248,040

	8,998,503	6,476,027
Accumulated depreciation	(2,325,996)	(1,794,215)

Total property and equipment	$6,672,507	$4,681,812

The majority of the construction in process relates to the construction of the BFNM, LLC building (see Note 9).

Depreciation expense for the years ended December 31, 2005, 2004, and 2003 amounted to $539,406, $446,158, and $428,609, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

Type of Asset	Life in Years	Depreciation Method

Software	3 to 5	Straight-line
Furniture and equipment	5 to 7	Straight-line
Buildings and improvements	5 to 40	Straight-line

The Bank has entered into non-cancelable operating leases related to land and buildings. At December 31, 2005, future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

2006	$402,299
2007	406,995
2008	417,690
2009	379,753
2010	384,449
Thereafter	2,628,177

$4,619,363

The Bank has entered into six separate lease agreements for its banking locations. These lease agreements have various initial lease terms and expire on various dates through 2022. The lease agreements generally provide that the Bank is responsible for ongoing repairs and maintenance, insurance and real estate taxes. The leases also provide for renewal options and certain scheduled increases in monthly lease payments. Total rental expense amounted to $508,250, $293,098 and $205,412 for the years ended December 31, 2005, 2004, and 2003.

NOTE 7 – DEPOSITS

The following is a detail of the deposit accounts:

	December 31,
	2005	2004
Non-interest bearing	$31,152,603	$32,540,139
Interest bearing:
Interest bearing checking accounts	22,235,452	7,770,362
Money market accounts	70,090,021	65,912,429
Savings	3,639,178	3,003,904
Time, less than $100,000	100,390,284	46,751,575
Time, $100,000 and over	83,386,672	47,190,549

Total deposits	$310,894,210	$203,168,958

At December 31, 2005 and 2004, $23,748,000 and $3,957,000 of time deposits less than $100,000 consisted of brokered deposits. Interest expense on time deposits greater than $100,000 was $1,880,101 in 2005, $866,990 in 2004, and $776,857 in 2003.

At December 31, 2005 the scheduled maturities of time deposits are as follows:

2006	$103,633,169
2007	72,728,079
2008	4,386,653
2009	980,475
2010	2,048,580

$183,776,956

NOTE 8 – ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank (“FHLB”) at December 31 are summarized below:

FHLB	Current	Maturity
Description	Rate	Date	Call Date	2005	2004
CIP/EDP	1.88%	02/28/2005		$-	$2,500,000
CIP/EDP	3.69%	07/11/2005		-	4,000,000
Convertible	1.86%	09/29/2008	09/29/2005	-	5,000,000
Convertible	3.87%	08/19/2010	08/21/2006	5,000,000	-
Convertible	4.51%	11/23/2010	11/24/2008	7,500,000	-
Convertible	3.44%	03/10/2015	03/12/2007	5,000,000	-
Convertible	3.68%	07/13/2015	07/14/2008	5,000,000	-
Convertible	4.06%	09/29/2015	09/29/2009	5,000,000	-
Fixed Rate Hybrid	4.76%	10/21/2010		5,000,000	-
Fixed Rate Credit	1.93%	08/17/2005		-	3,500,000
Fixed Rate Credit	2.25%	02/17/2006		1,500,000	1,500,000

				$34,000,000	$16,500,000

The advances were collateralized by one to four family residential mortgage loans, U.S. agency securities and FHLB stock. Additional borrowings are available by pledging additional collateral and purchasing additional stock in the FHLB.

NOTE 9 – OTHER BORROWINGS

In June 2005, the LLC obtained a loan from a bank for the construction of a building that will serve as the Company’s corporate office. The loan allows for total available proceeds of $7,235,000 to be advanced as construction is completed. The loan requires monthly payments of accrued interest during the twelve-month construction period equal to LIBOR plus 1.40%, followed by 107 installments of principal and interest based on a fifteen year amortization, with all remaining principal and interest due on June 15, 2015. The outstanding balance on the loan at December 31, 2005 was $1,504,009.

NOTE 10 – JUNIOR SUBORDINATED DEBENTURES

On May 27, 2004, and March 30, 2005, Beach First National Trusts (the “Trust”) and (“Trust II”), non-consolidated subsidiaries of the Company, issued and sold floating rate capital securities of the trusts, which are reported on the Consolidated Balance Sheets as junior subordinated debentures. Each issuance generated proceeds of $5.0 million. The Trusts loaned these proceeds to the Company to use for general corporate purposes, primarily to provide capital to the Bank. The debentures qualify as Tier 1 capital under Federal Reserve Board guidelines.

During 2005, the average junior subordinated debt was $9.5 million compared to $3.1 million in 2004. Total junior subordinated debt outstanding at December 31, 2005 and 2004 was $10.3 million and $5.2 million, respectively. The maximum amount outstanding during any month-end period in 2005 was $10.3 million with an average rate of 5.60%. The maximum amount outstanding during any month-end period in 2004 was $5.2 million with an average rate of 5.60%.

The trust preferred securities accrue and pay distributions annually at a rate per annum equal to the three month LIBOR plus 270 and 190 basis points, respectively, which was 6.89% and 6.39% at December 31, 2005.  The distribution rate payable on these securities is cumulative and payable quarterly in arrears.  We have the right, subject to events of default, to defer payments of interest on the trust preferred securities for a period not to exceed 20 consecutive quarterly periods, provided that no extension period may extend beyond the maturity dates of May 27, 2034 and March 30, 2035, respectively.  We have no current intention to exercise our right to defer payments of interest on the trust preferred securities.  We have the right to redeem the trust preferred securities, in whole or in part, on or after May 27, 2009 and March 30, 2010, respectively.  We may also redeem the trust preferred securities prior to such dates upon occurrence of specified conditions and the payment of a redemption premium.

Debt issuance costs, net of accumulated amortization, from the junior subordinated debentures totaled $45,740 and $23,333 at December 31, 2005 and 2004, respectively, and are included in other assets on our Consolidated Balance Sheets.  Amortization of debt issuance costs from trust preferred debt totaled $3,962 and $1,667 for the years ended December 31, 2005 and 2004, respectively, and is reported in noninterest expense on the Consolidated Statements of Income.

NOTE 11 – UNUSED LINES OF CREDIT

At December 31, 2005, the Bank had $16,400,000 of lines of credit to purchase federal funds from unrelated banks. These lines of credit are available on a one to fourteen day basis for general corporate purposes of the Bank. All of the lenders have reserved the right to withdraw these lines at their option.

At December 31, 2005, the Bank had the ability to borrow an additional $12.6 million from the FHLB secured by a blanket lien on one to four family first mortgage loans. In addition, U.S. government agency securities with a book value of $8,500,000 and a market value of $8,200,000, respectively, are pledged to secure the borrowing. FHLB has approved borrowings up to 15% of the bank’s total assets less advances outstanding. The borrowings are available by pledging collateral and purchasing additional stock in the FHLB.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Company is party to litigation and claims arising in the normal course of business. As of December 31, 2005, there is no litigation pending.

Refer to Note 15 concerning financial instruments with off balance sheet risk.

NOTE 13 – INCOME TAXES

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes for the years ended December 31:

	2005	2004	2003
Income taxes currently payable
Federal	$2,251,274	$937,398	$676,770
State	168,861	104,735	45,179

	2,420,135	1,042,133	721,949

Deferred taxes
Allowance for loan losses	(617,922)	(168,461)	(87,082)
Depreciation	(62,418)	35,450	86,982
Loan origination fees	(18,752)	(21,078)	(93,380)
Deferred compensation	(46,184)	(33,685)	(35,135)
Other	85,945	(9,299)	(3,691)

	(659,360)	(197,073)	(132,306)

Income tax expense	$1,760,775	$845,060	$589,643

The income tax effect of cumulative temporary differences at December 31, are as follows:

	Deferred tax asset (liability)
	2005	2004

Allowance for loan losses	$1,289,908	$671,986
Unrealized loss on investment securities	368,833	87,817
Depreciation	(98,447)	(160,865)
Loan origination fees	133,210	114,458
Deferred compensation	115,004	68,820
Other	(72,955)	12,990

Net deferred tax asset	$1,735,553	$795,206

The net deferred tax asset is reported in other assets in the Consolidated Balance Sheets at December 31, 2005 and 2004. The recognition of a net deferred tax asset is dependent upon a “more likely than not” expectation of the realization of the deferred tax asset, based upon the analysis of the available evidence. A valuation allowance is required to sufficiently reduce the deferred tax asset to the amount that is expected to be realized through future realization of profits on a “more likely than not” basis. The analysis of available evidence is performed on an ongoing basis utilizing the “more likely than not” criteria to determine the amount, if any, of the deferred tax asset to be realized. Adjustments to the valuation allowance are made accordingly. There can be no assurance that the Company will recognize additional portions of the deferred tax asset in future periods or that additional valuation allowances may not be recorded in the future periods.

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes for the years ended December 31, as follows:

	2005		2004		2003
	Amount	%	Amount	%	Amount	%

Tax expense at statutory rate	$1,740,942	34%	$775,534	34%	$543,515	34%
Increase (decrease) in taxes
Resulting from:
State bank tax (net of
federal benefit)	111,448	2	45,458	2	29,818	2
Other	(91,615)	(2)	24,068	1	16,310	1

Tax provision	$1,760,775	34%	$845,060	37%	$589,643	37%

NOTE 14 – RELATED PARTY TRANSACTIONS

Certain directors, executive officers and companies with which they are affiliated, are customers of and have banking transactions with the Bank in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions.

A summary of loan transactions with directors, including their affiliates, and executive officers follows:

	For the years ended December 31,
	2005	2004	2003

Balance, beginning of year	$6,411,553	$6,240,929	$6,388,465
New loans	19,162,694	5,082,159	3,123,673
Less loan payments	10,571,762	4,911,535	3,271,209

Balance, end of year	$15,002,485	$6,411,553	$6,240,929

Deposits by directors, including their affiliates and executive officers, at December 31, 2005 and 2004 approximated $19,778,967 and $9,096,272, respectively.

NOTE 15 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2005, unfunded commitments to extend credit were $37,522,841 of which $2,613,899 were at fixed rates, and $34,908,942 were at variable rates. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

At December 31, 2005, there were commitments totaling $8,329,433 for letters of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

NOTE 16 – EMPLOYEE BENEFIT PLAN

The Company sponsors the Beach First National Bank Profit Sharing and 401(k) Plan for the benefit of all eligible employees. The Company contributes to the Plan annually upon approval by the Board of Directors. Contributions made to the Plan in 2005, 2004, and 2003 amounted to $117,497, $81,464, and $65,543, respectively.

Supplemental benefits have been approved by the Board of Directors for the directors and certain executive officers of Beach First National Bank. These benefits are not qualified under the Internal Revenue Code and they are not funded. However, certain funding is provided informally and indirectly by life insurance policies. The cash surrender value of the life insurance policies are recorded as a separate line item in the accompanying balances sheets at $3,301,417 and $3,230,950 at December 31, 2005 and 2004, respectively. Income earned on these policies is reflected as a separate line item in the Consolidated Statements of Income. The Company recorded expense related to these benefits of $158,578 in 2005, $107,939 in 2004 and $76,650 in 2003.

NOTE 17 – STOCK OPTION PLANS

The Company sponsors a qualified stock option plan for the benefit of the directors, officers and employees. The Board may grant up to 402,702 incentive stock options, adjusted for the stock split, at an option price per share not less than the fair market value on the date of grant. As discussed in Note 1, the Company fully vested all options on December 14, 2005 that had been granted, including an additional 117,000 options issued to directors on the same date.

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model. For the year ended December 31, 2005, the risk free rate used ranged from 4.04% to 6.74%, the expected life was 10 years, volatility ranged from 29.02% to 35.38% and the assumed dividend rate was zero. For the year ended December 31, 2004, the risk free interest rate used ranged from 4.04% to 4.76%, the expected option life was 9.74 years, volatility ranged from 29.02% to 30.20% and the assumed dividend rate was zero. For the year ended December 31, 2003, the risk free interest rate used ranged from 3.94% to 4.21%, the expected option life was 10 years, volatility was 22.32% and the assumed dividend rate was zero.

A summary of the status of the plan as of December 31, 2005, 2004 and 2003 and changes during the years ending on those dates is presented below:

2003 Weighted Weighted Weighted average average average Shares exercise price Shares exercise price Shares exercise price
	2005		2004		2003
		Weighted		Weighted		Weighted
		average		average		average
	Shares	exercise price	Shares	exercise price	Shares	exercise price
Outstanding at
beginning of year	231,303	$12.29	172,178	$7.97	131,978	$7.06
Granted	123,000	24.24	87,000	19.07	49,500	10.22
Exercised	(6,450)	6.87	(27,875	6.76	(8,100)	6.77
Forfeited or expired	(3,150)	-	-	-	(1,200)	6.67

Outstanding at end
of year	344,703	16.62	231,303	12.29	172,178	7.97

Options exercisable at
year-end	344,703	16.62	157,803	11.60	116,378	7.24

Shares available for
grant	10,174		402,702		91,973

NOTE 18 – SHAREHOLDERS’ EQUITY

Stock Offering — On June 14, 2005, the Company closed on a secondary stock offering whereby 1,150,000 shares of the Company’s stock was issued at $18.75 per share. Net proceeds after deducting underwriter discounts and expenses were $19.9 million. Proceeds from the offering will be used to support the growth of the Company.

Cash Dividends – There are no current plans to initiate payment of cash dividends and future dividend policy will depend on the Bank’s and the Company’s earnings, capital requirements, financial condition and other factors considered relevant by the Company’s Board of Directors. The Bank is restricted in its ability to pay dividends under the national banking laws and regulations of the Office of the Comptroller of the Currency. Generally, these restrictions require the Bank to pay dividends derived solely from net profits. Moreover, OCC prior approval is required if dividends declared in any calendar year exceed the Bank’s net profit for that year combined with its retained net profits for the preceding two years.

Stock Dividends – In April 2004, the Company announced a 3-for-2 stock split effected in the form of a 50% stock dividend to shareholders of record of May 12, 2004. The dividend was paid on June 2, 2004. All earnings per share amounts for all periods have been adjusted to reflect the 3-for-2 split.

NOTE 19 – REGULATORY MATTERS

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2005, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2005, the most recent notification of the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

The Company’s actual capital amounts and ratios are presented as follows:

						To be well capitalized
			For capital			under prompt corrective
			adequacy purposes			action provisions
	Actual		Minimum			Minimum
	Amount	Ratio	Amount	Ratio		Amount			Ratio
	(amounts in $000)
As of December 31, 2005
Total Capital (to risk
weighted assets)	$54,345	17.4%	$15,660	8.	0%	$	N	/A	N/	A
Tier 1 Capital (to risk
weighted assets)	49,981	16.0	7,830	4.	0		N/	A	N/	A
Tier 1 Capital (to average
assets)	49,981	13.8	8,157	4.	0		N/	A	N/	A

As of December 31, 2004
Total Capital (to risk
weighted assets)	$23,926	12.2%	$15,660	8.	0%	$	N	/A	N/	A
Tier 1 Capital (to risk
weighted assets)	20,587	10.5	7,830	4.	0		N/	A	N/	A
Tier 1 Capital (to average
assets)	20,587	10.1	8,157	4.	0		N/	A	N/	A

The Bank’s actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

							To be well capitalized
				For capital			under prompt corrective
				adequacy purposes			action provisions
	Actual			Minimum			Minimum
	Amount	Ratio		Amount	Ratio		Amount	Ratio
	(amounts in $000)
As of December 31, 2005
Total Capital (to risk
weighted assets)	$43,517	14.0%		$15,546	8.	0%	$19,433	10.0%
Tier 1 Capital (to risk
weighted assets)	39,637	12.8		7,773	4.	0	11,660	6.	0
Tier 1 Capital (to average
assets)	39,637	11.0		9,282	4.	0	11,603	5.	0

As of December 31, 2004
Total Capital (to risk
weighted assets)	$19,467	10.0%		$15,546	8.	0%	$19,433	10.0%
Tier 1 Capital (to risk
weighted assets)	17,045	8.	8	7,773	4.	0	11,660	6.	0
Tier 1 Capital (to average
assets)	17,045	7.	4	9,282	4.	0	11,603	5.	0

NOTE 20 – FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Fair value for Certificate of deposit accounts are valued by discounting at rates currently available on similar account types. Fair value for advances from the FHLB are based on discounted cash flows using the Company’s current incremental borrowing rate. Fair value for junior subordinated debentures approximates their carrying value since the debentures were issued at a floating rate. Fair value for other borrowings approximates their carrying value since the borrowings bear a floating rate.

The Company has used management’s best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts which could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses which would be incurred in an actual sale or settlement are not taken into consideration in the fair value presented.

The estimated fair values of the Company’s financial instruments are as follows:

	December 31,
	2005		2004
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial Assets:
Cash and due from banks	$4,284,868	$4,284,868	$4,824,176	$4,824,176
Federal funds sold and short term
investments	25,521,071	25,521,071	463,069	463,069
Investment securities	43,975,876	43,975,876	36,202,370	36,202,370
Loans, net	307,424,435	311,665,092	189,059,926	191,114,000
Federal Reserve Bank stock	534,000	534,000	309,000	309,000
Federal Home Bank Loan Bank stock	2,011,400	2,011,400	1,070,200	1,070,200

Financial Liabilities:
Deposits	310,894,210	300,755,000	203,168,958	202,906,958
Advances from Federal Home Loan Bank	34,000,000	33,975,000	16,500,000	16,433,000
Other borrowings	1,504,009	1,504,009	-	-
Junior subordinated debt	10,310,000	10,310,000	5,155,000	5,155,000

Financial Instruments with Off-Balance Sheet Risks:

	Notional	Fair	Notional	Fair
	Amount	Value	Amount	Value
Commitments to extend credit	37,522,840	-	29,272,219	-
Standby letters of credit	8,329,433	-	4,429,388	-

NOTE 21 – PARENT COMPANY FINANCIAL INFORMATION

Following is condensed financial information of Beach First National Bancshares, Inc. (parent company only):

Condensed Balance Sheets

	December 31,
	2005	2004
Assets
Cash	$8,725,547	$2,808,499
Due from Bank subsidiaries	-	435,417
Investment in Bank subsidiaries	39,081,609	16,874,642
Investment in Beach First National Trusts	310,000	155,000
Securities available for sale	-	18,912
Land	1,838,564	1,230,946
Construction in process	1,504,009	-
Other assets	54,636	33,198

Total assets	$51,514,365	$21,556,614

Liabilities and Shareholders’ Equity
Accounts payable	$421,760	$68,652
Due to Bank subsidiaries	153,183	-
Other borrowings	1,504,009	-
Junior subordinated debentures	10,310,000	5,155,000
Shareholders' equity	39,125,413	16,332,962

Total liabilities and shareholders' equity	$51,514,365	$21,556,614

Condensed Statements of Income

	For the years ended December 31,
	2005	2004	2003
Income	$140,365	$44,562	$14,892

Expenses
Interest	528,812	136,943	-
Amortization	4,379	1,667	-
Other expenses	-	600	9,947

Total expenses	533,191	139,210	9,947

Income before equity in undistributed
net income (loss)of subsidiaries	(392,826)	(94,648)	4,945
Equity in undistributed net income of
subsidiaries	3,752,469	1,530,570	1,003,986

Net income	$3,359,643	$1,435,922	$1,008,931

NOTE 21 – PARENT COMPANY FINANCIAL INFORMATION

Condensed Statements of Cash Flows

	For the years ended December 31,
	2005	2004	2003
Operating activities
Net income	$3,359,643	$1,435,922	$1,008,931
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Equity in undistributed net income of
the bank subsidiaries	(3,752,469)	(1,530,570)	(1,003,986)
Amortization	4,628	1,667	-
Decrease (increase) in due from Bank	588,600	76,086	(71,363)
(Increase) decrease in other assets	(25,401)	(1,369)	2,746
Increase (decrease) in accounts payable	353,108	36,776	(9,301)

Net cash provided by (used for) operating activities	528,109	18,512	(72,973)

Investing activities
Additional investment in bank	(19,000,000)	(3,500,000)	-
Investment in Beach First National Trusts	(155,000)	(155,000)	-
Commissions paid on trust preferred securities	-	(25,000)	-
Proceeds from sale of securities available for sale	18,246	11,439	71,052
Purchase of premises and equipment	(2,111,627)	-	-

Net cash provided (used for) investing activities	(21,248,381)	(3,668,561)	71,052

Financing activities
Proceeds from issuance of junior subordinated debentures	5,155,000	5,155,000	-
Increase in other borrowings	1,504,009	-	-
Proceeds from exercise of stock options	44,313	188,423	54,800
Cash in lieu of stock dividend	-	(304)	-
Proceeds from stock issuance, net	19,933,998	-	-

Net cash provided by financing activities	26,637,320	5,343,119	54,800

Net increase in cash and cash equivalents	5,917,048	1,693,070	52,879

CASH AND CASH EQUIVALENTS,
BEGINNING OF YEAR	2,808,499	1,115,429	1,062,550

CASH AND CASH EQUIVALENTS, END OF YEAR	$8,725,547	$2,808,499	$1,115,429

NOTE 22 – QUARTERLY DATA (UNAUDITED)

	December 31,
	2005				2004
(Dollars in thousands	Fourth	Third	Second	First	Fourth	Third	Second	First
except per share)	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

Interest income	$6,331	$5,712	$4,820	$4,057	$3,482	$3,102	$2,620	$2,392
Interest expense	2,409	1,855	1,653	1,272	1,055	931	684	661

Net interest income	3,922	3,857	3,167	2,785	2,427	2,171	1,936	1,731
Provision for loan losses	541	544	599	500	502	330	293	215
Net interest income after
provision for loan losses	3,381	3,313	2,568	2,285	1,925	1,841	1,643	1,516

Noninterest income	294	269	292	263	268	295	247	228
Noninterest expenses	1,889	2,042	1,827	1,787	1,545	1,523	1,357	1,255

Income before taxes	1,786	1,540	1,033	761	648	613	533	489
Income tax expense	559	552	370	279	234	229	202	181

Net Income	$1,227	$988	$663	$482	$414	$384	$331	$308

Earnings per share:								~~
Basic	$0.40	0.31	0.31	0.25	$0.21	0.19	0.16	0.15
Diluted	$0.30	0.30	0.30	0.24	$0.20	0.18	0.16	0.15

Corporate Information

Annual Meeting of Shareholders
The Annual Meeting of Shareholders of Beach First National Bancshares, Inc. will be held at the Myrtle Beach Convention Center, 2101 Oak Street, Myrtle Beach, South Carolina on Wednesday, April 19, 2006, at 2 p.m.

Stock Information
The Company’s stock trades on the NASDAQ National Market® under the symbol “BFNB”. As of March 3, 2006, the Company had approximately 1,383 stockholders and 3,169,958 shares of common stock outstanding. This does not reflect the number of persons or entities who hold stock in nominee or “street name.” For information contact:

Scott & Stringfellow	800.476.3662
info@scottstringfellow.com

Hill, Thompson, Magid, and Co.	866.291.6316
rj@hillthompson.com

Monroe Securities	800.766.5560

Sandler O'Neill & Partners, L.P.	800.635.6860
tthurston@sandleroneill.com

Wedbush Morgan Securities	213.688.8000
www.wedbush.com

The table below reflects the high and low bid stock prices as quoted on the NASDAQ National Market during the periods indicated. The quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions, and may not represent actual transactions.

	High Bid	Low Bid
Year end 2005:
First Quarter*	$20.20	$19.65
Second Quarter*	$19.75	$19.25
Third Quarter	$19.92	$19.83
Fourth Quarter	$24.50	$24.50

Year end 2004:
First Quarter*	$14.00	$13.93
Second Quarter*	$18.00	$17.75
Third Quarter	$18.00	$17.50
Fourth Quarter*	$20.50	$20.50

Year end 2003:
First Quarter*	$ 9.50	$ 9.00
Second Quarter*	$ 9.53	$ 9.33
Third Quarter*	$11.33	$11.33
Fourth Quarter*	$13.33	$12.85

________________
*For the periods indicated, the table shows the reported high and low bid information (adjusted for stock splits) on the OTC Bulletin Board. The prices are quotations, which reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

To date, we have not paid any cash dividends on our common stock, and currently have no plans to do so. Our ability to pay cash dividends is dependent upon receiving cash dividends from our bank. Federal banking regulations restrict the amount of cash dividends that can be paid to our Company from the bank.

Form 10-KSB
Copies of the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission, will be furnished at no charge to shareholders upon written request to Richard N. Burch, Executive Vice President and Chief Financial Officer, at the Corporate Office address, or via e-mail (dburch@beachfirst.com).

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

Registrar and Transfer Agent
First Citizens Bank
Corporate Trust Division-DAC61
P.O. Box 29522
Raleigh, NC 27626-0522
Toll-free: 1.877.685.0576

Banking Offices
Corporate Office	North Myrtle Beach
1550 Oak Street	710 Highway 17 North
Myrtle Beach, SC 29577	North Myrtle Beach, SC 29582
843.626.2265	843.663.2265

Surfside Beach	Pawleys Island
3064 Dick Pond Road	115 Willbrook Blvd. Ste. A
Surfside Beach, SC 29588	Pawleys Island, SC 29585
843.294.6000	843.979.5300

Hilton Head Island	Hilton Head Island
Village at Wexford, Ste. F-4	Pineland Station Office Bldg. Ste. 501
1000 William Hilton Parkway	430 William Hilton Parkway
Hilton Head Island, SC 29928	Hilton Head Island, SC 29926
843.842.3232	843.342.8866

Member FDIC logo
Equal Housing logo

Staff

Staff	Human Resources	Harry G. Bates, IV	Surfside Beach Office
Executive Officers		Assistant Vice President	Ann Marion
Walter E. Standish, III	Lorie Y. Runion	Commercial Relationship	Assistant Vice President
President	Vice President	Manager	Branch Manager
Chief Executive Officer	Director of Human Resources
Richard N. Burch	Information Technology	Jolene McCune	Carrie Duran
Executive Vice President	and Facilities	Banking Officer	Cassandra Evitt
Chief Financial Officer		Loan Support Specialist	Karen Hess
Christine Holmes
Tami Jackson
M. Katharine Huntley	William E. Hinson	Susie Barnhill	Hilton Head Island
(Katie)	Vice President	Lorraine Best
Executive Vice President	Information Technology	Mary Kay Flynn	Paul R. Walter
Chief Credit Officer	and Facilities	Laura Gagnon	Vice President
		Patricia Gregory	Regional Manager
Julien E. Springs	Loan Operations	Beverley Harrison	The Village at Wexford
Executive Vice President	Linda S. Dickinson	Zella Henley	Michelle N. Wilson
Business Development	Vice President	Sarah Johnson	Vice President
Officer	Loan Operations Manager	Monica Shinn	Mortgage Banker
Tangie Todd

Departments	John D. Brown, Jr.	North Strand	Donnie Jo Thibault
	Vice President	Marcus G. McDowell	Assistant Vice President
	Loan Administration	Vice President	Relationship Manager
Regional Manager
Accounting
Melissa Downs-High	Veronica Gilbert	North Myrtle Beach	Matt Richardson
Assistant Vice President	Sheila King	Office	Assistant Vice President
Comptroller	Jennie Shaw	John L. Breeden, III	Branch/Relationship
	Sharon Vane	Assistant Vice President	Manager
Joey Housand		Manager
Accounting Manager	Marketing	Commercial Relationship	Pineland Station
	Barbara W. Marshall		Jamie Bloch
Kathy Doane	Vice President		Michael Brown
	Director of Marketing		Anita Podgurski
Audit	Christi Wickliffe-Bessinger	Mary Argondizzo
Lori G. Church, CPA,		Lisa Bell
CIA, CBA		Kathy Crawford
Vice President	Branches	Sandra Gore
Director of Internal Audit	Barbara H. Abrams	Peggy Roessler
Vice President
Branch Manager
Deposit Operations	Carolyn T. Swanson	South Strand
	Vice President	O. Kendall Buckner
	Relationship Manager	Vice President
Regional Manager
Tiffany P. Suggs	Jason F. Atkinson	Litchfield Office
Vice President	Assistant Vice President	Patricia A. Tyler
Deposit Operations Manager	Commercial Relationship	Vice President
	Manager	Branch Manager
Yolonda Bryant
Amy Stubbs		Mark Hawkinson
Rebecca Zyla		Mortgage Banker
Cathy Boatman
Deborah J. Myers		Yolonda Rogers
Assistant Vice President
Electronic Banking

Audra Barnett

Equal Employment Opportunity
Beach First is an equal opportunity employer. It is the bank’s policy to grant equal employment opportunity (EEO) to all qualified persons without regard to race, color, sex, religion, age, national origin, physical or mental disability, veteran’s status, or any other characteristics protected by applicable law (“Protected Characteristics”). The bank provides equal opportunities in employment, promotion, wages, benefits, and all other privileges, terms, and conditions of employment. This policy has the support of the highest levels of management. Unfavorable speech or actions by employees regarding the Protected Characteristics of other employees, agents, contractors, vendors, customers, or others having an affiliation with the Bank will not be tolerated. All employees and managers are expected to comply with our equal employment opportunity policy.

(family friendly logo) Beach First is a South Carolina Family Friendly Workplace.

(inside back cover)

Board of Directors
Michael Bert Anderson (photo)	Joe N. Jarrett, Jr., MD (photo)	Samuel R. Spann, Jr. (photo)
Managing Owner	Orthopaedic Surgeon	President
Patricia Resorts	Strand Orthopaedic Consultants	Spann Roofing and Sheet Metal,
Inc.
Bart Buie (photo)	Richard E. Lester (photo)
Certified Public Accountant	Attorney	B. Larkin Spivey, Jr. (photo)
Bartlett Buie, CPA, P.A	Van Osdell, Lester, Howe, &	Owner
	Lester, P.A.	Spivey Company, LLC
Raymond E. Cleary, III, DDS
Chairman of the Board (photo)	Leigh Ammons Meese (photo)	Walter E. Standish, III (photo)
Beach First National Bancshares,	President and Corporate	President and Chief Executive
Inc.	Secretary	Officer
Dentist	Sea Mist Resort and Family	Beach First National Bank
Glenn's Bay Dentists at Surfside	Kingdom Amusement Park
James C. Yahnis (photo)
E. Thomas Fulmer (photo)	Rick H. Seagroves (photo)	Beverage Wholesaler
Owner	Owner	The Yahnis Company
Beachcomber Realty	Southeast Restaurant Corporation

Michael D. Harrington (photo)	Don Smith (photo)
General Contractor	President
Harrington Construction Company,	Coldwell Banker Chicora Real
Company, Inc.	Estate

Business Development Boards

North Strand	Hilton Head Island	South Strand	Pawleys Island
J. Michael Campbell	William D. Bedor, CPA	Brian J. Brady, CPA/PFS,	Van Arrington
Sales Representative	Managing Director	ChFC	Pastor, My Father's House
Blanchard Machinery	Bedor and Associates, PA,	Brian J. Brady, CPA

Roger P. Roy	Christopher L. Corkern	Timothy D. Connor	Jackie Epperson, M.D.
Attorney	Financial Planner	Founder and Owner,	Inlet Medical Associates
Cook & Roy, LLC	Prudential Financial	American Atheletic Clubs	Inlet Medical

Linda Hope Taylor	Richard W. Dugan	Laura Jackson Hoy	Jon Burger
Owner	Retired Busines Owner/	The Jackson Companies	Owner, McDonald's Pawleys
Hope Taylor & Company	Investor		Island

Mickey Thompson	William H. Harris	Frederick C. Parsons, III	Vida Miller
Owner, Marine Service Center	Retired University President	Attorney, Parsons, Ouverson,	Owner, Gray Man Gallery
of Little River		Stark, Guest, & Neill, P.A.

Joey Todd	Dennis Sexton	Matthew C. Scalise	Donald Godwin
Owner,	President, Denise Sexton	Broker in Charge and Vice	Owner, Southern Asphalt
Atlantic Heating and Cooling	Homebuilders	President
		Scalise Realty and Scalise	Heyward Gulledge
	Jeff Wilson	Development	Owner, American Athletic
	President, Pinnacle		Clubs
	Southeastern, Inc.	Helen Smith
Project Manager,
S.E. Smith Construction Co.,
Inc.